CAPSTONE HOLDING CORP. 2025 ANNUAL REPORT

Capstone Holding Corp. Board of Directors and Executive Officers as of April 27, 2026

BOARD OF DIRECTORS

Name	Principal Occupation or Employment
Matthew E. Lipman	Chief Executive Officer and Director of Capstone Holding Corp.
Michael M. Toporek	Chairman of Capstone Holding Corp. and Managing General Partner of Brookstone Partners
Charles Dana	Operating Partner at Brookstone Partners
John M. Holliman, III	General Partner of Valley Ventures venture capital funds
Gordon Strout	Executive Chairman of the Instone Board of Directors
Fredric J. Feldman, Ph.D.	Retired
Elwood D. Howse, Jr.	Retired

EXECUTIVE OFFICERS

Name	Principal Occupation or Employment
Matthew E. Lipman	Chief Executive Officer
Michael M. Toporek	Chairman
Edward Schultz	Chief Financial Officer

This Annual Report contains forward-looking statements. All statements contained in this Annual Report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. Please read the section of our Annual Report on Form 10-K entitled "Forward-Looking Statements" for a discussion of the limitations and risks regarding forward-looking statements made in this Annual Report. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in Part I, Item 1A, "Risk Factors" of our Annual Report on Form 10-K included herein, which may cause actual results to differ materially from those contained in any forward-looking statements we may make. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2025
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to ________
Commission File Number: 001-33560

Capstone Holding Corp.

(Exact name of registrant as specified in its charter)

Delaware	**86-0585310**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification Number)
5141 W. 122nd Street Alsip, IL 60803	**(708) 371-0660**
(Address of principal executive offices and zip code)	(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	CAPS	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The registrant was not a public company as of June 28, 2024, the last business day of its most recently completed second fiscal quarter, and therefore, cannot calculate the aggregate market value of its voting and non-voting common equity held by non-affiliates as of such date. The registrant's common stock began trading on the Nasdaq Capital Market on March 6, 2025.

The registrant had 11,453,707 shares of its common stock, par value $0.0005, issued and outstanding as of April 15, 2026.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("Annual Report") contains forward-looking statements within the meaning of the federal securities laws. All statements contained in this Annual Report, other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, potential growth or growth prospects, future research and development, sales and marketing and general and administrative expenses, and our objectives for future operations, are forward-looking statements. Words such as "believes," "may," "will," "estimates," "potential," "continues," "anticipates," "intends," "expects," "could," "would," "projects," "plans," "targets," and variations of such words and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the "Risk Factors" in this Annual Report. Readers are urged to carefully review and consider the various disclosures made in this Annual Report and in other documents we file from time to time with the Securities and Exchange Commission (the "SEC") that disclose risks and uncertainties that may affect our business. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and circumstances discussed in this Annual Report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. In addition, the forward-looking statements in this Annual Report are made as of the date of this filing, and we do not undertake, and expressly disclaim any duty, to update such statements for any reason after the date of this Annual Report or to conform statements to actual results or revised expectations, except as required by law.

You should read this Annual Report and the documents that we reference herein and have filed with the SEC as exhibits to this Annual Report with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

This Annual Report also contains or may contain estimates, projections and other information concerning our industry, our business and the markets for our products, including data regarding the estimated size of those markets and their projected growth rates. Information that is based on estimates, forecasts, projections or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances reflected in this information. Unless otherwise expressly stated, we obtained these industry, business, market and other data from reports, research surveys, studies and similar data prepared by third parties, industry and general publications, government data and similar sources. In some cases, we do not expressly refer to the sources from which these data are derived.

PART I

ITEM 1. BUSINESS

Our Company

Capstone Holding Corp. ("Capstone," "we," "us," or the "Company") is a national, technology-enabled building products distribution and installation platform. Through our three operating subsidiaries — Instone (a trade name of TotalStone, LLC (dba "Instone")), Canadian Stone Industries (operated through Fraser Canyon Holdings Inc. and its subsidiaries, collectively "CSI"), and Carolina Stone (operated through Carolina Stone Holdings, LLC and its subsidiary, Carolina Stone Distributors, LLC) — we distribute and install thin veneer stone, natural stone, manufactured stone, and related masonry and hardscape products for residential and commercial construction markets across 38 U.S. states and two Canadian provinces.'

Instone, founded over 30 years ago, is the largest wholesale distributor of thin veneer masonry products in the United States, operating from five distribution centers in the Northeast, Midwest, Mid-Atlantic, and West Coast. CSI is a leading wholesale distributor of natural and manufactured stone products in Canada, operating from two locations in British Columbia and Ontario. Carolina Stone distributes and installs thin veneer stone and related masonry products for residential, commercial, and multi-family projects in the Southeast United States from two locations in North Carolina. Together, our platform offers over 3,000 SKUs across nine warehouse and distribution center locations, serving a diverse base of masonry dealers, contractors, builders, and homeowners.

We are committed to being the preferred partner for our customers by providing high-quality products, expert support, and exceptional service. Our success is driven by our deep industry expertise, long-standing customer and supplier relationships, an expanding North American footprint, digital infrastructure that supports our customers and a relentless focus on operational excellence.

Our Business Strategy and Operating Model

Capstone Long-Term Growth Strategy.   Our long-term growth strategy is built on the foundational strengths of our operating subsidiaries and the strategic opportunities available in the building products distribution and manufacturing industry. Our strategy has the following characteristics:

>   **Deep Team.**   Capstone is controlled by Brookstone Partners, a private equity group with 25 years of deep expertise in building products investment. Brookstone Partners is controlled by Matthew Lipman, our chief executive officer, a member of our board of directors, and Michael Toporek, the chairman of our board. The Capstone leadership team includes seasoned operating executives and building products acquisition and investment professionals. Capstone's leadership team includes its Lead Independent Director, Charles "Chuck" Dana. Mr. Dana spent 19 years at Owens Corning, a leading building materials company. At Owens Corning, Mr. Dana held various positions including Controller, President Global Composites and then Group President Building Materials. In addition, from the Company's acquisition of Instone in April 2020 through December 31, 2025, Instone's revenues have increased from approximately $32.2 million to approximately $44.2 million. In February 2008, a Brookstone Partners affiliate invested $8.8 million in Woodcrafter's Home Products Holdings LLC. Brookstone's team worked with Woodcrafter's management to grow earnings and Brookstone completed the sale of all of its interests in Woodcrafter's for $32 million in December 2013. The ability to identify, acquire and integrate acquisition candidates is a critical skill set to augment the operating expertise that drives organic growth. The current operating company has successfully executed multiple acquisitions and integrations, laying a solid foundation for continued expansion.

Strategic Timing. We believe we are strategically positioned to capitalize on market conditions within the building products sector. Historically, acquiring companies at interest rate peaks has yielded strong returns, and we are poised to leverage these strategic investment opportunities as the market evolves.

Industry Dynamics. According to the Bain & Company Global M&A Report published in 2024 (the "Bain Report"), this is "just the type of environment that has proved to offer opportunities to companies that are willing to make bold moves." The Bain Report goes on to say, "building products companies that make frequent and material acquisitions substantially outpace inactive companies in total shareholder returns, 9.6% vs 2.7%" and "the most successful companies will pursue scope M&A to build product, geography, and capability adjacencies."

The M&A environment for the building products sector is expected to improve because, according to the Bain Report, "there are ample one-off opportunities to acquire struggling assets", and "financial investors have taken a step back, especially in North America, removing a potentially formidable layer of competition."

Scale. For scale M&A, opportunities in core businesses allow for more operational synergies. The Bain Report states that "allowing management to focus on a more related group of products with some level of shared channels, end markets, or manufacturing processes helps focus efforts and tells a clearer equity story."

Scope. Given macroeconomic uncertainty, companies who leverage their parenting advantage, the ability to effectively manage and integrate acquisitions, will be the most successful with regards to scope M&A. The Bain Report states that "the path to leadership generally means overlooking smaller assets in favor of bigger players for a first move in a new space."


Annual total shareholder returns for building products companies
(Compound annual growth rate 2012–2022)
Frequent (one or more deals per year)
Acquisition frequency
Infrequent (less than one deal per year)
Serial acquirers
9.1%
Mountain climbers
9.6%
Selected fill-ins
5.3%
Selective large bets
6.5%
Average total shareholder return – all companies
5.7%
Inactive companies
2.7%
50% or less of buyer's market cap
Cumulative relative deal value
Greater than 50% of buyer's market cap
Notes: N=186 companies; average total shareholder return is for entire universe; cumulative relative deal value is the sum of relative deal size (deal value divided by market capitalization three months prior to announcement) across all deals made between 2012 and 2022
Sources: Dealogic; SPS; Bain M&A database 2023

The "Annual total shareholder returns for building products companies" chart and quotes from the Bain Report are used with permission from Bain & Company. The Bain Report was not commissioned by the Company. The Company does not currently and has not in the past had a direct or indirect business relationship with Bain & Company. The Bain Report is publicly available via the Insight — Featured Topics portion of Bain & Company's website.

Strategic Positioning. We believe we are strategically well-positioned to take advantage of the current market opportunities because of:

Team strength. The industry experience of the Board and Instone management provides the Company with the expertise to evaluate, acquire, and integrate acquisitions.

Experience integrating acquisitions. Since 2006, the Company has successfully integrated six acquisitions. The team believes the Company has the resources and expertise to continue to integrate acquisitions successfully.

Geographic distribution footprint. The current service area of the Company, which includes 38 U.S. states and two Canadian provinces, provides a good basis on which to make both "scale" and "scope" acquisitions.

Growth Premium. As Capstone continues to scale, growing its EBITDA, we anticipate benefiting from valuation premiums associated with increased size. This growth, coupled with consistent earnings performance, is expected to drive substantial shareholder value and enhance our market positioning.

During fiscal year 2025, the Company completed two material acquisitions that significantly expanded its geographic footprint, product offerings, and revenue base:

Fraser Canyon Holdings Inc. / Canadian Stone Industries. On December 1, 2025, through its indirect subsidiary Instone Canada Corp., the Company acquired 100% of the outstanding equity interests of Fraser Canyon Holdings, Inc. ("FCHI") and substantially all assets of Continental Stone Industries, Inc. ("CSIA"), collectively the CSI business. FCHI is the parent company of Canadian Stone Industries Partnership ("CSIP"), Canadian Stone Industries Inc. ("CSII"), and CSIA, which together distribute natural and manufactured stone products wholesale from locations in Langley, British Columbia, North York, Ontario, and San Leandro, California. Effective at the closing of the CSI acquisition, the San Leandro, California operations were integrated into Instone's U.S. distribution network; the CSI business today operates from two locations in British Columbia and Ontario. The purchase consideration for the combined Fraser Canyon Acquisition consisted of: (i) C$6,200,000 in cash (approximately US$4,447,000 at the closing-day exchange rate of US$1.00 = C$1.3943), of which approximately US$459,000 (C$647,000) represented the Continental Cash Purchase Price paid by TotalStone, LLC for the CSIA Asset Purchase, less a working capital reduction of C$473,189 (approximately US$339,000) that reduced the Cash Purchase Price payable to the FCHI sellers; (ii) a First SPA Note in the principal amount of C$1,600,000 (approximately US$1,148,000), maturing March 31, 2027; (iii) a Second SPA Note in the principal amount of C$2,000,000 (approximately US$1,434,000), maturing December 1, 2028; and (iv) contingent earn-out consideration of up to C$3,000,000 (approximately US$2,152,000) based on Average EBITDA during the 2026–2027 and 2027–2028 measurement periods. The acquisition-date fair value of the contingent earn-out consideration, as determined with the assistance of Loop Capital, was approximately US$100,000 and is reflected in the purchase price allocation (see Note 4). The seller notes, working capital adjustment, and earn-out provisions relate solely to the FCHI Share Purchase. U.S. dollar amounts have been translated from Canadian dollars at the closing-day exchange rate of US$1.00 = C$1.3943. This acquisition marked the Company's entry into the Canadian market and the U.S. West Coast, and is reported within the Company's Instone/TotalStone segment. FCHI reported net revenue of $16.4 million for the year ended December 31, 2024.

Carolina Stone Holdings, LLC. On August 22, 2025, through its indirect subsidiary CS Purchase Holdings, LLC, the Company acquired 100% of the membership interests of Carolina Stone Holdings, LLC ("CSH"). CSH, together with its subsidiary Carolina Stone Distributors, LLC, operates a stone distribution and installation business under the trade name "Carolina Stone Products" in the Raleigh-Durham and Charlotte, North Carolina markets. The aggregate purchase consideration consisted of (i) $2,625,000 in cash, subject to a working capital adjustment, (ii) a seller note in the original principal amount of $1,250,000, and (iii) contingent earn-out consideration of up to $825,000 (acquisition-date fair value of approximately $250,000), payable based on Carolina Stone's achievement of specified Adjusted EBITDA thresholds during the fiscal years ending December 31, 2025, 2026, and 2027. The final working capital true-up resulted in additional cash consideration of $76,500 paid at closing and $200,000 released from holdback in December 2025, plus $56,047 added to the seller note principal, for total cash consideration of $2,758,000. Aggregate purchase consideration, including the earn-out at fair value, was approximately $4.2 million. The acquisition was financed in part with proceeds from the Company's convertible note facility. Carolina Stone's operations include both wholesale distribution and professional stone installation services for residential, commercial, and multi-family construction projects, and are reported in the Company's Carolina Stone segment.

Capstone intends to drive sustainable growth, expand its geographic presence in the building products industry, and deliver superior value to its customers, shareholders, and other stakeholders. We expect to work with our businesses to achieve this through the following strategic pillars:

Expand Market Presence. We are committed to expanding our geographic footprint, increasing penetration in existing markets, and entering new, underserved regions. Our sales and marketing team continues to seek new opportunities to onboard customers in markets we are not currently servicing. In 2025, we onboarded customers in 6 new states, which are included in our distribution network of 38 U.S. states and two Canadian provinces. We will achieve this through both organic growth and strategic acquisitions that complement our existing business and provide opportunities to broaden our product offerings and customer base.

Enhance Product Portfolio. We continuously strive to expand and diversify our product offerings to meet the evolving needs of our customers. This includes introducing new textures, colors, and materials within our stone product lines, as well as expanding into adjacent building products and stone substitutes. By broadening our portfolio, we aim to increase our share of wallet with existing customers and attract new customers.

Operational Excellence. We are focused on optimizing our operations to improve efficiency, reduce costs, and enhance customer satisfaction. This involves investing in advanced technologies, streamlining our supply chain, and implementing best practices across all aspects of our business. Operational excellence is key to maintaining our competitive edge and ensuring long-term profitability.

Customer-Centric Approach. Our customers are at the heart of everything we do. We are committed to building strong, long-lasting relationships by providing high-quality products, exceptional service, and expert support. Our goal is to be the preferred partner for our customers, helping them succeed in their projects and achieve their business objectives.

Innovation. We recognize the importance of innovation in the building products sector and prioritize it, continually seeking new ways to improve our products, processes, and services to stay ahead of industry trends and meet the demands of a changing market. The most recent example is our introduction of the Toro® family of manufactured stone products. We used our 30 years of market knowledge to formulate a product offering that is well thought out to meet the needs of end use customers and distributors. We painstakingly designed each color family. We honed in on key manufacturing steps to drive quality and consistency then thoughtfully designed packaging to meet the needs of distributors. The end result was a set of products that competes with high-end alternatives in the sector on aesthetics, but for a better value. We expect Toro® to help drive significant organic revenue growth in the next three years.

Operating Model

Our operating model is designed to support our business strategy and drive consistent, profitable growth. Key elements of our operating model include:

Integrated Supply Chain.   We operate an integrated supply chain that connects our network of suppliers, manufacturing partners, and distribution centers. This allows us to efficiently manage inventory, optimize logistics, and ensure timely delivery of products to our customers. Our supply chain capabilities are a critical component of our ability to provide reliable service and meet the needs of our diverse customer base.

Strategic Distribution Network.   Our strategically located distribution centers enable us to serve 38 U.S. states and two Canadian provinces with speed and efficiency. Our nine distribution and warehouse facilities across the United States and Canada are designed to optimize inventory management, reduce lead times, and ensure that our customers have access to the products they need, when they need them. Our expanded North American distribution network is a key competitive advantage that supports our market position and provides a robust base for integrating additional distributors or manufacturers.

Scalable Infrastructure.   We have invested in scalable infrastructure that can support our growth objectives and adapt to changing market conditions. This includes state-of-the-art facilities, advanced technology, and robust business processes that enable us to efficiently manage our operations and deliver consistent performance.

Experienced and Committed Workforce.   Our employees are the foundation of our success. We have a highly experienced and committed workforce that shares our dedication to excellence, innovation, and customer satisfaction. We invest in the training and development of our employees to ensure they have the skills and knowledge needed to drive our business forward and meet the challenges of a dynamic industry.

Financial Discipline.   We are committed to maintaining financial discipline and leveraging our resources to drive sustainable growth. This includes prudent capital allocation, cost management, and a focus on generating strong cash flow. We intend to invest in strategic initiatives, pursue growth opportunities, and return value to our shareholders.

Through the execution of our business strategy and the strength of our operating model, we are well-positioned to capitalize on the opportunities in the thin veneer stone and masonry products industry and deliver long-term value to our stakeholders.

Industry Overview

The building products industry in the United States is an essential segment of the broader construction market, contributing to both the structural integrity and aesthetic enhancement of buildings. The stone veneer subsector comprises several key segments, including natural stone, manufactured stone, and masonry products, each serving distinct roles within the construction process. The North American stone and masonry products industry represents a significant segment of the broader building products market, with continued growth expected to be supported by demand in both residential and commercial construction, as well as ongoing trends towards sustainability and enhanced building aesthetics.

Market Dynamics

Residential Construction Growth.   The new residential construction market, a significant driver of demand in the stone industry, has softened as interest rates have increased. This is also in part driven by the timing of weakening new single and multi-family construction and renovation spending. New construction activity is sensitive to interest rate trends and housing supply dynamics. With a significant backlog of units authorized but not yet started, changes in interest rates could influence construction timing and spending patterns.

Renovation and Remodeling.   The renovation and remodeling market has seen substantial growth, particularly following the COVID-19 pandemic, which spurred increased investment in home improvement. In 2022, U.S. homeowners spent over $500 billion on renovation projects, with a significant portion directed towards exterior upgrades and outdoor living spaces. Thin veneer stone, known for its durability and aesthetic versatility, is increasingly favored for these applications. Remodeling activity has been influenced by interest rate trends and the normalization of pandemic-era savings patterns. Industry forecasts generally point to a recovery in remodeling spend driven by pent-up demand, home equity access, and aging housing stock.

Commercial Construction.   The commercial construction sector, particularly in hospitality, retail, and office buildings, continues to present growth opportunities for the stone industry. Stone products are highly valued in commercial construction for their durability, fire resistance, and ability to convey a sense of luxury. Continued investment in commercial construction is expected to support ongoing demand for stone and masonry products.

Competitive Landscape

The U.S. stone distribution market is highly fragmented, with a mix of large national distributors, regional players, and numerous smaller local suppliers. Despite this fragmentation, Capstone has achieved a leadership position by leveraging its extensive product offerings, strategic distribution network, and strong customer relationships.

Consolidation Trends.   The industry is experiencing consolidation, with larger players acquiring smaller distributors to expand their geographic reach and product portfolios. This trend is expected to continue as companies seek to achieve economies of scale and enhance their market positioning.

Technological Advancements.   Technology is playing an increasingly important role in the stone industry. From advanced manufacturing techniques that produce more realistic manufactured stone products to digital tools that improve inventory management and customer service, technology is helping distributors like Capstone improve efficiency and meet evolving customer needs.

Labor and Supply Chain Challenges.   The stone and masonry industry faces challenges related to labor shortages and supply chain disruptions, which have been exacerbated by the pandemic. Navigating these challenges through strategies like vertical integration, strategic partnerships, and our unique delivery network is critical for maintaining competitiveness.

Outlook for 2026 and Beyond

Near-term residential construction activity is expected to remain relatively flat as the market contends with elevated mortgage rates and affordability pressures, though a persistent national housing deficit and growing repair-and-remodel spending provide a supportive baseline for building materials demand. The global natural stone market is projected to grow at a compound annual growth rate of approximately 4–5% through 2031, and companies with broad product assortments serving both new construction and renovation channels are well-positioned to benefit.

Our Competitive Strengths

Capstone's success is underpinned by several competitive strengths that differentiate us in the market:

Extensive Product Offering.   With over 3,000 SKUs, we offer one of the most comprehensive selections of stone products in the industry, including a variety of manufactured and natural stone options. Our diverse product line allows us to meet the needs of a broad customer base and cater to a wide range of construction applications.

Optimized Distribution Network.   Our nine distribution and warehouse facilities across seven states and two Canadian provinces enable us to efficiently serve customers throughout the eastern and midwestern United States and key Canadian markets. Instone operates five facilities in Massachusetts, New Jersey, Ohio, California and Illinois; Carolina Stone operates two facilities in North Carolina; and CSI operates facilities in British Columbia and Ontario. These strategically located facilities are designed to optimize inventory management and reduce delivery times, ensuring that our customers receive the products they need when they need them.

Strong Customer Relationships.   We have cultivated deep and lasting relationships with our customers, including some of the largest and most respected names in the construction industry. Our ability to provide a one-stop shop for stone and masonry products, combined with our commitment to service excellence, has made us a trusted partner for over 1,000 active customers across our three operating subsidiaries.

Operational Excellence.   We maintain the highest standards of operational efficiency, supported by state-of-the-art distribution facilities and a team of experienced professionals.

Experienced Management Team.   Our leadership team has extensive experience in the stone and masonry industry with a proven track record of driving growth and delivering results. Our senior management team is supported by a talented group of managers and employees who share a commitment to continuous improvement and a passion for customer service.

Our Growth Strategy

Capstone's growth strategy is focused on expanding our market presence, enhancing our product offerings, and optimizing our operations:

- **Strategic Acquisitions:**   We intend to pursue strategic acquisitions that complement our existing business and provide opportunities for growth. Potential targets include other distributors of stone products, manufacturers of complementary building products, and companies offering innovative products or technologies.

- **Product Line Expansion:**   We are continuously expanding our product offerings to meet the evolving needs of our customers, including new textures, colors, and materials of stone, as well as adjacent building products and stone substitutes.

- **Increased Marketing Efforts:** We have invested in marketing initiatives to increase brand awareness and drive demand for our products. These efforts are focused on our dealers but also reach a broader audience of end-users and contractors, as well as promoting the benefits of our products to architects, designers, and builders.

- **Geographic Expansion:** We see significant opportunities to expand our geographic footprint and increase our market penetration in underserved regions. This will be achieved through a combination of organic growth and strategic acquisitions.

- **Operational Efficiency:** We are focused on improving our operational efficiency to reduce costs, enhance productivity, and improve customer satisfaction. This includes investing in technology and process improvements, optimizing our supply chain, and leveraging our scale to achieve cost advantages.

Product Categories

The Company offers a diverse range of stone and masonry products through its three operating subsidiaries, organized into the following categories: (i) manufactured stone veneer, including Cultured Stone®, Dutch Quality Stone®, and our proprietary Toro Stone™ brand; (ii) natural stone, including Pangaea Stone® and our Interloc™ panelized stone system; (iii) mechanically attached stone veneer systems, including Beon Stone with its patented D-Rain™ moisture management system; (iv) landscape and hardscape products, including our Aura™ Natural Landscapes line of pavers, steps, and coping; and (v) modular masonry fireplaces under the Isokern® brand. These product categories enable the Company to serve as a consolidated sourcing platform for masonry dealers, contractors, and builders across residential and commercial construction markets.

Customers and Markets

Capstone serves a diverse customer base, including masonry dealers, brick distributors, landscape yards, hearth and home dealers, building material dealers, contractors, builders, and homeowners. We have built strong, long-lasting relationships with our customers, who rely on us for our extensive product selection, reliable delivery, and expert support.

Our primary markets include residential and commercial construction, with a focus on both new construction and repair-and-remodel projects. We serve customers across the United States and Canada through our three operating subsidiaries.

Sales and Marketing

Our sales and marketing efforts are centered on building strong relationships with our customers and promoting the benefits of our products and services provided on our business to business website, allowing customers to review inventory, pricing, our route truck delivery, and place orders without worrying about the logistics. We believe giving customers the ability to see all of these options in one website differentiates Instone from other suppliers. We employ a direct sales force that works closely with customers to understand their needs and provide personalized service. Our sales team is supported by a marketing team that develops targeted campaigns, product promotions, and educational materials. We give customers the ability to buy the quantities they need across many product lines instead of needing to buy a single product line from different manufacturers or quarries. Giving customers this ability we believe helps them manage their cash and allows them to, in turn, offer a higher level of service to their own customers.

We also invest in digital marketing, including our websites, social media, and online advertising, to reach a broader audience and generate leads. The Company operates www.instoneco.com as a key resource for customers, www.carolinastoneproducts.com for Carolina Stone, www.allthingsstone.com for CSI, www.budsboneyard.com to sell discounted products, www.torostone.com to market our proprietary manufactured stone veneer brand, and www.indigital-media.com to promote our digital media capabilities.

Competition

The stone distribution industry is competitive, with numerous regional and local distributors vying for market share, in addition to competition from quarry operators, manufacturers, and brokers who sell directly into the market. Key competitive factors include product selection, pricing, logistics, lead times, customer service, and industry expertise. While the industry is fragmented, Capstone has established a leadership position through its comprehensive product offering, logistics capability, strategic distribution network, and commitment to customer service.

We compete with both large national distributors and smaller regional players, as well as manufacturers, quarry operators and brokers. In Canada, CSI competes with regional wholesale distributors. In the Southeast installation and distribution market, Carolina Stone competes with numerous smaller regional and local competitors. Our ability to offer a one-stop shop for stone and masonry products, combined with our focus on operational efficiency and customer satisfaction, gives us a competitive advantage.

Supply Chain and Operations

Capstone's supply chain is designed to support our extensive product offering and ensure timely delivery to our customers. We source our products from a network of trusted suppliers, including both domestic and international manufacturers. Our distribution centers are strategically located to optimize inventory management and minimize lead times.

We continuously invest in our operations to enhance efficiency and reduce costs. This includes upgrading our facilities, implementing new technologies, and improving our logistics capabilities. Our commitment to operational excellence allows us to deliver high-quality products while maintaining competitive pricing.

Following our 2025 acquisitions, the Company sources products from an expanded network of domestic and international suppliers. Key supplier relationships now include Eldorado Stone, Cultured Stone (Boral), Dutch Quality Stone, Pangaea Natural Stone, Stonecraft, and Horizon Stone, among others. Horizon Stone is a new supplier relationship established through the Carolina Stone acquisition. Our combined nine distribution and warehouse facilities are strategically positioned to serve markets across North America.

Regulatory and Environmental Matters

Our operations are subject to various federal, state, and local laws and regulations, including those related to environmental protection, health and safety, and labor practices. We are committed to complying with all applicable regulations and maintaining high standards of environmental stewardship and workplace safety.

We also recognize the importance of sustainability in our industry and are committed to reducing our environmental impact through initiatives to minimize waste, reduce energy consumption, and promote the use of environmentally friendly products.

Employees

As of December 31, 2025, the Company and its subsidiaries employed approximately 93 full-time employees and 3 independent contractors across our corporate office and nine distribution, warehouse, and installation facilities. This includes approximately 44 employees at Instone, 23 employees at Carolina Stone (including installation crews), and 29 employees at CSI. None of our employees are represented by a labor union or subject to a collective bargaining agreement.

Seasonality

The Company historically experiences higher sales during its second and third quarters due to the favorable weather in the Midwestern, Northeastern, and Southeastern United States and in Canada for new constructions and remodels. The seasonal impact on consolidated results does not change materially as a result of the 2025 acquisitions.

TotalStone, LLC

On April 1, 2020, the Company obtained controlling interest in TotalStone, a company that distributes masonry stone products for residential and commercial construction in the Midwest and Northeast United States under the trade name Instone. TotalStone, LLC (dba "Instone"), a Delaware limited liability company, was formed on October 4, 2006. TotalStone is the Company's primary business activity and it is consolidated in the Company's financial statements.

Contingent on the Company raising at least $3,000,000 in gross proceeds from an offering priced on or prior to March 10, 2025 (the "Restructuring Condition"), a series of restructuring transactions were to take place. The Company raised $5,000,000 in gross proceeds from the Public Offering (as defined below), which closed on March 7, 2025, satisfying the Restructuring Condition. On the Restructuring Date, the Company acquired 100% of the equity interests of TotalStone.

TotalStone Management Agreement

On April 1, 2020, the Company and TotalStone entered into a Management Agreement (as defined below) (the "TotalStone Management Agreement"), whereby Capstone agreed to provide advisory services to TotalStone for (i) a monthly fee of $20,000; and (ii) an upside fee, calculated annually and equal to 7% of income before federal taxes of TotalStone and its affiliates, less the aggregate monthly fee. In connection with the Restructuring on March 7, 2025, TotalStone became a wholly-owned subsidiary of Capstone, and this agreement was effectively superseded. Fees under this agreement are eliminated in consolidation for all periods following the Restructuring.

TotalStone Membership Information before March 2025

Class A Membership

Holders of TotalStone's Class A Common Interests (the "Class A Members") hold the only voting rights of TotalStone. The Class A Members may designate three TotalStone managers. In the event of a distribution of residual proceeds, Class A Members are inferior to the Special Preferred Members, Class B Members and Class C Members. Additionally, Class A Members shall receive distributions with respect to income tax in an amount equal to such member's tax distribution. The Company owns all of the outstanding Class A Common Interests. Further, TotalStone issued warrants to certain members of its management team to purchase Class A Common Interests of TotalStone (the "Class A TS Warrants").

Class B Membership

Holders of TotalStone's Class B Preferred Interests (the "Class B Members") had no voting rights and were entitled to designate two TotalStone managers. The TotalStone managers could not take certain actions without the express consent of the Class B Members, who also had preemptive rights such as a right of first refusal over new securities of TotalStone and the right of overallotment. With the Restructuring Condition having been met on March 7, 2025, all Class B Preferred Interests were exchanged for shares of Common Stock pursuant to the Master Exchange Agreement, and no Class B Membership interests remain outstanding.

On July 23, 2023, a Redemption Default pursuant to the TotalStone operating agreement occurred, allowing Class B Members to receive warrants to purchase common stock of Capstone in an aggregate amount of 2%. The Class B Members have waived and not exercised their rights in accordance with the terms of the TotalStone operating agreement.

Class C Membership

Prior to the Restructuring on March 7, 2025, there were 75 TotalStone's Class C Preferred Interests outstanding. TotalStone's Class C Preferred Interests are treated as profit interests and the one holder of TotalStone's Class C Preferred Interests (the "Class C Member") has no voting rights in TotalStone and receives no tax distributions. In the event of a distribution of proceeds, the Class C Member receives Class C Incentive Distributions concurrently with distributions made to Class B Members, but only after $5,000,000 in distributions have been made to the Special Preferred Members and the Class B Members since the date of grant of such Class C Preferred Interests.

Special Preferred Membership

Holders of TotalStone's Special Preferred Membership Interests (the "Special Preferred Membership Interests", and the holder thereof, the "Special Preferred Members") had no voting rights. On the Restructuring Date, the Special Preferred Membership Interests held by Stream Finance, LLC were exchanged for additional term loans under the Stream Finance Credit Agreement (see Note 11). As of December 31, 2025, no Special Preferred Membership Interests remain outstanding.

TotalStone Equity Interests Transactions in March 2025 (the "Restructuring")

Class A TS Warrants to purchase 1,125 TotalStone's Class A Common Interests were cancelled on the Restructuring Date.

On the Restructuring Date, pursuant to a master exchange agreement (the "Master Exchange Agreement") entered into by the Company, TotalStone and TotalStone's Class B and Class C Members, all of TotalStone's Class B and Class C Preferred Interests were exchanged for 3,782,641 shares of Common Stock that constitute approximately 96% of the shares of Common Stock outstanding on the Restructuring Date, which were allocated to the Class B and

Class C Members as set forth in the Master Exchange Agreement. As consideration for the issuance of 3,782,641 shares of Common Stock, the Class B and Class C Members surrendered their existing TotalStone's membership interests and withdrew from the membership of TotalStone. Following the restructuring, BP Peptides, LLC, the owner of approximately 77.3% of the Company's shares prior to the restructuring, owns approximately 3% of the Company's shares. Following the restructuring, the largest holder of the Company's shares (approximately 48%) is BPA XIV, LLC. BP Peptides, LLC is jointly controlled by Matthew Lipman, our chief executive officer and a member of our board of directors, and Michael Toporek, the chairman of our board of directors, and BPA XIV, LLC is controlled by Mr. Lipman. On the Restructuring Date, the Class C Member cancelled his Class A TS Warrants, and his right to receive incentive compensation from TotalStone.

In total, on the Restructuring Date, in exchange for TotalStone's outstanding Class B and Class C preferred interests, 3,782,641 shares of Common Stock were issued pursuant to the restructuring transactions.

The Special Preferred Membership Interests were issued by TotalStone in connection with the restructuring of its mezzanine indebtedness. This indebtedness is documented pursuant to that certain Second Amended and Restated Credit Agreement, dated as of March 8, 2023, with Stream Finance, LLC, as agent, and the lenders from time to time party thereto (as amended, the "Stream Finance Credit Agreement"). The maturity date of the Stream Finance Credit Agreement is September 30, 2027, as extended pursuant to the Third Amendment dated June 11, 2025 (the "Stream Finance Maturity Date"). On March 7, 2025, the Special Preferred Membership Interests were exchanged for additional term loans under the Stream Finance Credit Agreement in an aggregate principal amount of $1,143,646 (representing $1,006,377 of original principal plus $137,269 of accrued interest).

Other provisions of the Stream Finance Credit Agreement include that no financial covenants will be tested until the fiscal quarter ending March 31, 2026 (and will continue to be tested each quarter ending thereafter). An amendment fee of $695,000 shall be payable on the earliest to occur of (i) the date of repayment or prepayment of the entire outstanding principal balance of the loan, (ii) the acceleration of the entire outstanding principal balance of the loan and (iii) the Stream Finance Maturity Date, which was extended to September 30, 2027 pursuant to the Third Amendment dated June 11, 2025. The earliest of the date of repayment, the acceleration date, and the Stream Finance Maturity Date is referred to as the "Deferral Date." In addition, interest accrued during the period commencing on August 1, 2023 through the Restructuring Date will be due and payable on the Deferral Date; the standard interest rate will be an annual rate of 14 percent; the portion of such accrued interest at a rate of 2 percent during each applicable period shall be paid in kind with the balance paid in cash. Pursuant to the Third Amendment, certain cash interest payments totaling approximately $225,458 originally due on July 1, 2025, October 1, 2025, and January 1, 2026 were deferred to September 30, 2027, and an additional $18,805 cash interest payment was deferred from July 1, 2025 to April 1, 2026.

On March 7, 2025, TotalStone entered into a fifth amended and restated limited liability company agreement to govern its operations and affairs and its relationship with its members, which is now only the Company.

Berkshire Bank Credit Agreement

On December 20, 2017, TotalStone executed a Revolving Credit, Term Loan and Security Agreement with Berkshire Bank (the "Revolving Credit Agreement"). The Revolving Credit Agreement has been amended fifteen times through the fiscal year ended December 31, 2025. In connection with the Carolina Stone acquisition, CS Purchase Holdings LLC, Carolina Stone Holdings, LLC, and Carolina Stone Distributors, LLC were added as co-borrowers under the Fourteenth Amendment, dated August 22, 2025. Under the Fifteenth Amendment, executed December 19, 2025, the lender is now Beacon Bank & Trust (successor by merger to Berkshire Bank), and the maturity date was extended to June 19, 2026. TotalStone's maximum revolving advance amount is $11,500,000 for working capital purposes. Advances under the credit agreement are limited to a formula-based amount of up to eighty-five (85%) percent of the face amount of "Eligible Accounts Receivable" plus approximately fifty-four (54%)

percent of the face amount of the TotalStone and Carolina Stone "Finished Goods Inventory" up to a maximum inventory amount of $8.0 million. Interest charged on the unpaid principal amount bears a rate per annum of Term SOFR plus 3.00%. The Borrower is required to minimum undrawn availability of $317,000 at all times. The balance outstanding on the line of credit was $10.3 million as of December 31, 2025 and $6.2 million as of December 31, 2024, respectively. Financial covenants include a minimum Cash Flow Coverage Ratio of 1.15x and a minimum Tangible Net Worth of $1,250,000, with which the Company was in compliance at December 31, 2025.

TD Bank Credit Facilities

On November 7, 2025, Canadian Stone Industries and Klad Envelope Solutions Inc. (collectively, the "CSI Borrowers") entered into a Letter of Agreement with The Toronto-Dominion Bank ("TD Bank") providing for the following credit facilities in connection with the CSI acquisition:

Facility 1 — Operating Loan. TD Bank provides Canadian Stone Industries with a revolving operating loan with a credit limit of CAD $5,000,000 for working capital purposes. Advances are available as Prime Rate Based Loans at Prime Rate + 0.50% per annum or United States Base Rate Loans at USBR + 0.50% per annum. The facility is uncommitted and repayable on demand. Advances are limited to a formula-based amount equal to the lesser of (i) CAD $5,000,000 and (ii) the sum of 80% of eligible Canadian and U.S. accounts receivable (excluding over-90-day receivables, priority payables, and related AR) plus 50% of inventory held in Canada net of 30-day accounts payable. The facility carries a monthly administration fee of CAD $300. The balance outstanding on the operating loan was $2.4 million as of December 31, 2025.

Facility 2 — Term Loan. In connection with the CSI acquisition, TD Bank provided Canadian Stone Industries with a term loan in the original principal amount of CAD $2,559,462 for the purpose of paying out the previous owner of Canadian Stone Industries. The term loan was repaid in full during the fiscal year ended December 31, 2025. As of December 31, 2025, there was no balance outstanding on the term loan.

The TD Bank credit facilities are secured by first-priority General Security Agreements from Canadian Stone Industries, Fraser Canyon Holdings Inc., Canadian Stone Industries (2022) Inc., Klad Envelope Solutions Inc., and Instone Canada Corp., covering all present and after-acquired personal property. Instone Canada Corp. has provided an unlimited guarantee in support of the CSI Borrowers. Additional security includes Section 427 Bank Act security over inventory at the Langley, BC and North York, ON locations, assignment of fire insurance, and subordination and priorities agreements for the seller notes issued in connection with the CSI acquisition. Financial covenants require a minimum Debt Service Coverage ratio of 1.25x at all times, tested on a trailing twelve-month basis. Negative covenants prohibit any change of control, ownership, or senior management without TD Bank's prior consent, and restrict distributions or payments on the seller notes unless financial covenants are satisfied on a pre- and post-payment basis. The CSI Borrowers are required to provide monthly aged receivables and payables listings, monthly management-prepared financial statements with a compliance certificate within 20 days of month-end, quarterly company-prepared financial statements within 45 days of quarter-end, and annual review engagement financial statements within 120 days of fiscal year-end. Annual compilation engagement financial statements are also required for Fraser Canyon Holdings Inc., Klad Envelope Solutions Inc., and Instone Canada Corp., and Capstone Holding Corp. financial statements must be provided at TD Bank's request.

Our Public Offering and Uplisting on Nasdaq Capital Market

On March 7, 2025, the Company closed its follow-on public offering (the "Public Offering") of 1,250,000 shares of common stock. In connection with the Public Offering, the Company entered into an Underwriting Agreement ("Underwriting Agreement"), dated March 5, 2025, with Joseph Gunnar & Co., LLC as representative of the underwriters named therein for the offer and sale of 1,250,000 shares of the Company's common stock at a public offering price of $4.00 per share for gross proceeds, before deducting underwriting discounts and other related expenses, of $5 million. The Underwriting Agreement is filed herewith as Exhibit 1.1 and is incorporated herein by reference.

On March 6, 2025, the Company's Common Stock began trading on the Nasdaq Capital Market under the symbol "CAPS".

Pursuant to the Underwriting Agreement, as partial compensation for its services, the Company issued to the underwriters on the closing date of the Public Offering, warrants to purchase an aggregate of 62,500 shares of our common stock (the "Representative's Warrant"), representing 5% of the shares issued on the Closing Date. The Representative's Warrant will be exercisable, in whole or in part, commencing on September 5, 2025 and expiring on September 7, 2026, at an initial exercise price per share of common stock of $4.00, which is equal to 100% of the Offering price.

Convertible Note Financing

The aggregate outstanding principal balance under the Convertible Note Financing as of December 31, 2025, was approximately $3,859,541. Joseph Gunnar & Co., LLC acted as sole placement agent for the Convertible Note Financing and received cash fees equal to 7% of gross proceeds upon each closing. The Company registered a total of 8,388,336 shares of common stock for issuance upon conversion of the notes under effective registration statements on Form S-1.

Second Convertible Note. On October 22, 2025, the Company issued a second note in the original principal amount of $3,545,712 (the "October 2025 Note"), with gross proceeds of $3,250,000. The October 2025 Note bears interest at 7.0% per annum, matures on October 22, 2026, and was initially convertible at $1.10 per share. On November 28, 2025 (as disclosed in the Company's 8-K filed November 28, 2025, as later corrected to reflect November 24, 2025), the conversion price for $1,772,856 of principal was reduced to $0.75 per share, with the remaining $1,772,856 of principal continuing at $1.10 per share. In December 2025, the Buyer converted $186,916 of principal and $13,084 of accrued interest into 266,667 shares of common stock at a conversion price of $0.75 per share. As of December 31, 2025, the outstanding principal balance of the October 2025 Note was $3,358,797, of which $1,585,940 was convertible at $0.75 per share and $1,772,856 continued at $1.10 per share.

First Convertible Note. On July 29, 2025, the Company issued the first note in the original principal amount of $3,272,966 (the "July 2025 Note"). The July 2025 Note bears interest at 7.0% per annum, with principal and interest repaid in quarterly installments, and matures on July 26, 2026. The initial conversion price was $1.72 per share. On August 15, 2025, the conversion price was voluntarily reduced to $1.00 per share for up to $1,363,736 of principal. Between August and November 2025, the Buyer converted $2,710,280 of principal into 2,900,000 shares of common stock at a conversion price of $1.00 per share. Separately, the Company redeemed $61,942 of principal in cash on September 3, 2025. On November 28, 2025, the conversion price for the remaining principal balance of $500,744 was reduced to $0.75 per share. As of December 31, 2025, the outstanding principal balance of the July 2025 Note was $500,744.

On July 29, 2025, the Company entered into a Securities Purchase Agreement with an institutional investor (the "Buyer") authorizing the issuance of senior secured convertible notes in the aggregate original principal amount of up to $10,909,885, with an 8.34% original issue discount (the "Convertible Note Financing").

Corporate History

The Company was formed in 1987 as OrthoLogic Corp. In 2005, the Company filed its restated certificate of incorporation (the "Restated Certificate of Incorporation"). In 2010, the Company changed its name to Capstone Therapeutics Corp. On August 22, 2019, the Company filed a certificate of amendment to its Restated Certificate of Incorporation effecting a 1 for 1,000 reverse stock split of the common stock of the Company, whereby each 1,000 shares of common stock of the Company became 1 share of common stock. In 2021, the Company filed a certificate of amendment to its Restated Certificate of Incorporation decreasing the total number of shares of common stock authorized to be issued by the Company from 150,000,000 shares to 205,000 shares, consisting of 200,000 shares of common stock, par value $0.0005 per share and 5,000 shares of preferred stock, par value $0.0005 per share. On February 18, 2022, the Company filed a certificate of amendment to its Restated Certificate of Incorporation, changing the Company's name from Capstone Therapeutics Corp. to Capstone Holding Corp. On February 20, 2025, following the Company's controlling shareholder's approval, the Company filed an amendment to its Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to increase the authorized shares of Common Stock to 50,000,000 shares and increase the authorized shares of preferred stock to 25,000,000 shares. On February 20, 2025, the Company filed a Certificate of Designation (the "Series B Certificate of Designation") with the Delaware Secretary of State which designated 2 million shares of the Company's authorized preferred stock as Series B Preferred Stock ("Series B Preferred Stock"), no par value.

ITEM 1A. RISK FACTORS

Risks related to our industry and economic and market conditions

Our industry is cyclical and highly sensitive to macroeconomic conditions. Negative economic events including, but not limited to, recessions, lower consumer confidence, high interest rates, inflation, and lower new construction home starts may materially and adversely affect the outlook for our business, liquidity and results of operations.

The construction industry is highly sensitive to national and regional macroeconomic conditions.

The market for residential building products has experienced a sustained period of project deferrals, driven by higher interest rates and a structural lengthening of remodel cycles. According to Zonda Home ("Zonda"), the anticipated market recovery will be more muted than historical precedents due to ongoing mortgage rate uncertainty. For 2026, Zonda forecasts total residential building products spending will grow just 1.0%, with repair and remodel spending projected to grow 3.6%. While cash-out mortgage originations are expected to increase by over 50% in 2026, Zonda projects that remodeling growth will achieve only roughly half of the 20%+ growth rates seen in previous post-deferral cycles. If these structural deferrals persist, or if the expected stabilization in remodel volumes fails to materialize by mid-2026, our future revenue, operating results, and overall growth prospects could be materially adversely affected

In addition to commercial and residential market indicators, we also depend to a significant extent upon the levels of home repair and remodeling and new construction spending, affected by such factors as interest rates, inflation, consumer confidence, unemployment and the availability of consumer credit.

Our performance is also dependent upon consumers having the ability to finance home repair and remodeling projects and/or the purchase of new homes. The ability of consumers to finance these purchases is affected by such factors as new and existing home prices, homeowners' equity values, interest rates and home foreclosures, which in turn could result in a tightening of lending standards by financial institutions and reduce the ability of some consumers to finance home purchases or repair and remodeling expenditures. Despite the recent abatement of these negative market factors, any recurrence or worsening of these items may adversely affect our financial condition and operating results.

Historically, any uncertainty about current economic conditions has had a negative effect on our business, and will continue to pose a risk to our business as our customers may postpone spending in response to tighter credit, negative financial news and/or declines in income or asset values, which could have a material negative effect on the demand for our products. Other factors that could influence demand include fuel and other energy costs, conditions in the nonresidential real estate markets, labor and healthcare costs, access to credit, tariffs, and other macroeconomic factors. From time to time, our industry has also been adversely affected in various parts of the country by declines in nonresidential construction starts, including but not limited to, high vacancy rates, changes in tax laws affecting the real estate industry, high interest rates and the unavailability of financing. Sales of our products may be adversely affected by continued weakness in demand for our products within particular customer groups, or a continued decline in the general construction industry or particular geographic regions. These and other economic factors could have a material adverse effect on demand for our products and on our financial condition and operating results.

We cannot predict the timing or severity of any future economic or industry downturns or adverse weather conditions. A prolonged economic downturn or negative weather patterns, particularly in states where many of our sales are made, would have a material adverse effect on our results of operations and financial condition.

Uncertainty and volatility in the financial markets and worldwide economic conditions may adversely affect our operating results.

The markets in which we compete are sensitive to general business and economic conditions in the United States and worldwide, including availability of credit, interest rates, fluctuations in capital, credit and mortgage markets and business and consumer confidence. Adverse developments in global financial markets and general business and economic conditions, including through recession, downturn or otherwise, could have a material adverse effect on our business, financial condition, results of operations and cash flows, including our ability and the ability of our customers and suppliers to access capital.

Risks related to our business

An inability to successfully develop new products or improve existing products could negatively impact our ability to attract new customers and/or retain existing customers, including our significant customers.

Our success depends on meeting consumer needs and anticipating changes in consumer preferences with successful new products and product improvements. We aim to introduce products and new or improved production processes proactively to offset obsolescence and decreases in sales of existing products. While we devote significant focus to the development of new products, we may not be successful in product development and our new products may not be commercially successful. In addition, it is possible that competitors may improve their products more rapidly or effectively, which could adversely affect our sales. Furthermore, market demand may decline as a result of consumer preferences trending away from our categories or trending down within our brands or product categories, which could adversely impact our results of operations, cash flows and financial condition.

The loss of, or a significant adverse change in our relationships with our largest customers, or loss of market position of any major customer, whether because of an inability to successfully develop new products or improve existing products, or otherwise, could cause a material decrease in net sales. The loss of, or a reduction in orders from, any significant customers, losses arising from customers' disputes regarding shipments, fees, merchandise condition or performance or related matters, or an inability to collect accounts receivable from any major customer could adversely impact our net income and cash flow. In addition, revenue from customers that have accounted for significant revenue in past periods, individually or as a group, may not continue, or if continued, may not reach or exceed historical levels in any period.

Although we historically have been able to retain the majority of our customers on a year to year basis, if we fail to attract new customers, retain existing customers, or maintain or increase sales to customers, our business, financial condition, results of operations, and growth prospects will be harmed.

Although we historically have been able to retain the majority of our customers on a year to year basis, we do not have long-term agreements with our customers and their purchases are made on an order-by-order basis. Our business with our customers has been, and we expect it will continue to be, conducted based on the actual orders received from time to time. Our customers are not obligated in any way to continue placing orders with us at the same or increasing levels, or at all. Our customers level of demand for our products may fluctuate significantly from period to period. Such fluctuation is attributable mainly to changes in customer demand, including their business strategies and operational needs. The loss of our repeat customers, or if we are unable to attract new customers or if our existing customers decrease their spending on the products we offer, fail to make repeat purchases of our products, will harm our business, financial condition, results of operations, and growth prospects.

Our business may be adversely affected by weather conditions and other external factors beyond our control.

Markets for our products are seasonal and can be affected by inclement weather conditions. Historically, our business has experienced increased sales in the second and third quarters of the year due to increased construction during those periods. Because much of our overhead and operating expenses are spread ratably throughout the year, our operating profits tend to be lower in the first and fourth quarters. Inclement weather conditions can affect the timing of when our products are applied or installed, causing reduced profit margins when such conditions exist. For example, unseasonably cold weather or extraordinary amounts of rainfall may decrease construction activity.

Further, other external factors beyond our control could cause disruptions at any of our facilities, including maintenance outages; prolonged power failures or reductions; a breakdown, failure or substandard performance of any equipment or other operational problems; disruptions in the transportation infrastructure, including railroad tracks, bridges, tunnels or roads; fires, floods, hurricanes, earthquakes or other catastrophic disasters; pandemics, such as Coronavirus; or an act of terrorism. Any prolonged disruption in operations at any of our facilities could cause a significant loss in production. As a result, we could incur significantly higher costs and longer lead times associated with distributing our products to customers during the time that it takes for us to reopen or replace a damaged facility, which could cause our customers to purchase from our competitors either temporarily or permanently. If any of these events were to occur, it could adversely affect our business, financial condition, cash flows and results of operations

Price volatility and supply constraints for raw materials could prevent us from meeting delivery schedules to our customers or reduce our profit margins.

Our suppliers are heavily dependent on the price and supply of raw materials such as limestone, and natural stone. Raw material prices have been volatile in recent years and may remain volatile in the future. Raw material prices are influenced by numerous factors beyond our control, including general economic conditions domestically and internationally, currency fluctuations, the availability of raw materials, competition, labor costs, freight and transportation costs, production costs, tariffs, import duties and other trade restrictions.

Further, energy is used in the freight transportation of our products, many of which are sourced from overseas. Consequently, our operating costs typically increase if energy costs rise. During periods of higher energy costs, we may not be able to recover our operating cost increases through price increases without reducing demand for our products. To the extent we are not able to recover these cost increases through price increases or otherwise, our profitability and cash flow will be adversely impacted. We partially hedge our exposure to higher prices through fixed forward positions.

Failure to retain or replace key personnel could hurt our operations.

Our success depends to a significant degree upon the efforts, contributions and abilities of our senior management and other highly skilled personnel, including our sales personnel. These executives and managers have many accumulated years of experience in our industry and have developed personal relationships with our customers and suppliers that are important to our business. If we do not retain the services of our key personnel or if we fail to adequately plan for the succession of such individuals, our customer relationships, or our supplier relationships, results of operations and financial condition may be adversely affected.

If we are unable to enforce our intellectual property rights, or if such intellectual property rights become obsolete, our competitive position could be adversely affected.

As a company that manufactures and markets branded products, we expect to rely on trademark and service mark protection to protect our brands. We have filed applications for three trademarks that are used on our products, all of which are under review or pending. These protections may not adequately safeguard our intellectual property and we may incur significant costs to defend our intellectual property rights, which may harm our operating results. There is a risk that third parties, including our current competitors, will infringe on our intellectual property rights, or claim that our products infringe on their intellectual property rights. These third parties may bring infringement claims against us or our customers, which may harm our operating results.

If we are unable to protect and maintain our intellectual property rights, or if there are any successful intellectual property challenges or infringement proceedings against us, our business and revenue could be materially and adversely affected.

We could incur significant costs as a result of compliance with, violations of or liabilities under applicable environmental, health and safety laws.

Our operations are subject to various federal, state, local and foreign environmental, health and safety laws. Among other things, these laws regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of our employees and the end-users of our products, regulate the materials used in our products and impose liability for the costs of investigating and remediating, and other damages resulting from, present and past releases of hazardous substances. Violations of these laws or of any conditions contained in environmental permits can result in substantial fines or penalties, injunctive relief, requirements to install pollution or other controls or equipment, civil and criminal sanctions, permit revocations and facility shutdowns. We could be held liable for the costs to investigate, remediate or otherwise address contamination at any real property we have ever owned, operated or used as a disposal site or other sites at which we or predecessors released hazardous materials. We also could incur fines, penalties or sanctions or be subject to third-party claims, including indemnification claims, for property damage, personal injury or otherwise as a result of violations of or liabilities under environmental, health and safety laws or in connection with releases of hazardous or other materials. In addition, changes in, or new interpretations of, existing laws, regulations or enforcement policies, the discovery of previously unknown contamination, or the imposition of other environmental liabilities or obligations in the future, including additional investigation, remediation or other obligations with respect to our products or business activities or the imposition of new permit requirements, may lead to additional costs that could have a material adverse effect on our business, financial condition or results of operations.

Changes in building codes and standards could increase the cost of our products, lower the demand for our products, or otherwise adversely affect our business.

Our products and markets are subject to extensive and complex local, state, federal, and foreign statutes, ordinances, rules, and regulations. These mandates, including building design and safety and construction standards and zoning requirements, affect the cost, selection, and quality requirements of building components.

These statutes, ordinances, rules, and regulations often provide broad discretion to governmental authorities as to the types and quality specifications of products used in new residential and non-residential construction and home renovations and improvement projects, and governmental authorities can impose different standards. Compliance with these standards and changes in such statutes, ordinances, rules, and regulations may increase the costs of manufacturing our products or may reduce the demand for certain of our products in the affected geographical areas or product markets. Conversely, a decrease in product safety standards could reduce demand for our more modern products if less expensive alternatives that did not meet higher standards became available for use in that market. All or any of these changes could have a material adverse effect on our business, financial condition, and results of operations.

The industries in which we operate are highly competitive.

We compete with all other alternative methods of building construction, which may be viewed as more traditional, more aesthetically pleasing, or having other advantages over our products. In addition, competition in the construction markets of the building industry is intense. It is based primarily on quality; service; on-time delivery and project completion; ability to provide added value in distribution, manufacture, design and engineering; price; and personal relationships with customers.

We may be significantly affected by global climate change or by legal, regulatory or market responses to global climate change.

Concern over the effects of global climate change has led to federal, state and international legislative and regulatory efforts to limit greenhouse gas, or GHG, emissions. In the past, the United States Congress has considered various bills to regulate GHG emissions. Though the legislation did not become law, the U.S. Congress could pass climate change legislation in the future. In addition, in the past, the United States Environmental Protection Agency, or EPA, took steps to regulate GHG emissions, though at this time the EPA is not actively regulating GHG emissions. More stringent federal, regional, state and foreign laws and regulations relating to global climate change and GHG emissions may be adopted in the future. These laws and regulations could impact our facilities, raw material suppliers, the transportation and distribution of our products, and our customers, and could reduce demand for our products or cause us to incur additional capital, operating or other costs. Until the timing, scope and extent of any future legislation or regulation becomes known, we cannot predict its effect on our business. In addition, global climate change may increase the frequency or intensity of extreme weather events, such as storms, floods, heat waves, and other events that could affect our facilities and demand for our products. We are mindful of the harmful effects of global climate change and are taking steps to minimize our GHG emissions.

We rely on third-party suppliers, some of which are international, for materials and if we fail to identify and develop relationships with a sufficient number of qualified suppliers, or if there is a significant interruption in our supply chains, our business and results of operations could be adversely affected.

Our ability to offer a wide variety of products to our customers is dependent upon our ability to obtain adequate product supply from third-party suppliers, namely quarries. We generally have multiple suppliers; however, in some cases, materials are provided by a single supplier. The loss of, or substantial decrease in the availability of, products from our suppliers, or the loss of a key supplier, could adversely impact our business, financial condition and results of operations. Supply interruptions could arise from production difficulties including the closure of a quarry, and any suitable alternative for a particular stone quality, color, size, or packaging may be at a significantly higher cost. In addition, we may be materially adversely impacted by commodity cost volatility, pandemics, labor disputes, natural disasters, weather conditions, international trade disputes or trade policy changes or restrictions, tariffs or import-related taxes, third-party strikes, lock-outs, work stoppages or slowdowns, shortages of supply chain labor and truck drivers, shipping capacity constraints, military conflicts, acts of terrorism, civil unrest, or other factors beyond our control.

For example, U.S. and global markets are experiencing volatility and disruption related to the escalation of geopolitical tensions and the military conflict currently ongoing in Ukraine and the Middle East. These conflicts could lead to market or operational disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain shipping and freight interruptions. The price and availability of freight shipping containers, known as container freight rates, could materially negatively impact our business as it may no longer be economical to import materials from overseas suppliers. Many of our suppliers and manufacturers are located outside of the United States. Thus, compliance with federal laws and regulations regarding the importation of products, import taxes or costs, including new or increased tariffs, anti-dumping duties, countervailing duties, or similar duties, some of which could be applied retroactively, could increase the cost of the products that we distribute. In addition, quotas, embargoes, sanctions, safeguards, and customs restrictions, as well as foreign labor strikes, work stoppages, or boycotts, could reduce the supply of the products available to us. Short- and long-term disruptions in our supply chain would result in a need to maintain higher inventory levels as we replace similar product, a higher cost of product and ultimately a decrease in our net sales and profitability. To the extent our suppliers experience disruptions, there is a risk for delivery delays, production delays, production issues or delivery of non-conforming products by our suppliers. Even where these risks do not materialize, we may incur costs as we prepare contingency plans to address such risks. In addition, disruptions in transportation lines could delay our receipt of materials. If the costs of our imported products increase and we are not able to pass along those increased costs to our customers, then our business, financial condition, and results of operations could be adversely affected.

Our agreements with suppliers are generally terminable by either party on limited notice, and in some cases we do not have written agreements with our suppliers. If market conditions change or worsen, suppliers may stop offering us favorable terms, including volume-based incentive terms. Our suppliers may increase prices or reduce discounts on the products we distribute and we may be unable to pass on any cost increase to our customers, thereby resulting in reduced margins and profits. Failure by our suppliers to continue to supply us with products on favorable terms, commercially reasonable terms, or at all, could put pressure on our operating margins or have a material adverse effect on our financial condition, results of operations, and cash flows.

Loss of key suppliers and manufacturers would be highly disruptive and could affect our financial health.

Our ability to offer a wide variety of products to our customers, including our private label products, is dependent upon our ability to obtain adequate product supply from manufacturers and suppliers. Our most critical suppliers are Westlake, Pangaea Stone, Stonehenge Slate, Hoch Stone, and Earthcore. Generally, our products are obtainable from various sources and in sufficient quantities subject to then current market conditions. However, the loss of, or a substantial decrease in the availability of, key products from our suppliers, or the loss of key supplier arrangements, could adversely impact our financial condition, operating results, and cash flows. Although in many instances we have agreements with our suppliers, these agreements are generally terminable by either party on limited notice. Failure by our suppliers to continue to supply us with products on commercially reasonable terms, or at all, would be highly disruptive and could have a material adverse effect on our financial condition, operating results, and cash flows.

Breaches of our information system security measures could disrupt our internal operations.

We are dependent upon information technology for the distribution of information internally and also to our customers and suppliers. This information technology is subject to theft, damage or interruption from a variety of sources, including but not limited to malicious computer viruses, security breaches and defects in design. Purchase of our products may involve the transmission and/or storage of data, including in certain instances customers' business and personally identifiable information. Thus, maintaining the security of computers, computer networks and data storage resources is a critical issue for us and our customers, as security breaches could result in vulnerabilities and loss of and/or unauthorized access to confidential information. We have in the past faced, and may in the future face attempts by hackers, cybercriminals or others with authorized access to our systems to misappropriate our proprietary information and technology, interrupt our business, and/or gain unauthorized access to confidential information. The reliability and security of our information technology infrastructure and software, and our ability to expand and continually update technologies in response to our changing needs is critical to our business. To the extent that any disruptions or security breaches result in a loss or damage to our data, it could cause harm to our reputation or brand. This could lead some customers to stop purchasing our products and reduce or delay future purchases of our products or the use of competing products; lead to state or federal enforcement action, which could result in fines, penalties and/or other liabilities and which may cause us to incur legal fees and costs; and/or result in additional costs associated with responding to a cyberattack. Increased regulation regarding cyber security may increase our costs of compliance, including fines and penalties, as well as costs of cyber security audits. Any of these actions could materially adversely impact our business and results of operations.

We have invested in industry appropriate protections and monitoring practices of our data and information technology to reduce these risks and continue to monitor our systems on an ongoing basis for any current or potential threats. There can be no assurance, however, that our efforts will prevent breakdowns or breaches to our third party providers' databases or systems that could adversely affect our business.

Damage to our computer infrastructure and software systems could harm our business.

The unavailability of any of our primary information management systems for any significant period of time could have an adverse effect on our operations. In particular, our ability to deliver products to our customers when needed, collect our receivables and manage inventory levels successfully largely depend on the efficient operation of our computer hardware and software systems. Through information management systems, we provide inventory availability to our sales and operating personnel, improve customer service through better order and product reference data and monitor operating results. Difficulties associated with upgrades, installations of major software or hardware, and integration with new systems could lead to business interruptions that could harm our reputation, increase our operating costs and decrease our profitability. In addition, these systems are vulnerable to, among other things, damage or interruption from power loss, computer system and network failures, loss of telecommunications services, operator negligence, physical and electronic loss of data, or security breaches and computer viruses.

We risk liabilities and losses due to property damage or product liability claims, which may not be covered by insurance.

Exposures that could create insured (or uninsured) liabilities are difficult to assess and quantify due to unknown factors, including but not limited to injury frequency and severity, natural disasters, terrorism threats, third-party liability, and claims that are incurred but not reported ("IBNR"). Although we engage third-party actuarial professionals to assist us in determining our probable future loss exposure, it is possible that claims or costs could exceed our estimates or our insurance limits, or could be uninsurable. In such instances we might be required to use working capital to satisfy these losses rather than to maintain or expand our operations, which could materially and adversely affect our operating results and our financial condition.

Further, we face an inherent business risk of exposure to product liability claims, including class action claims and warranties, in the event that the use of any of our products results in personal injury or property damage. In the event that any of our products are defective or prove to be defective, among other things, we may be responsible for damages related to any defective products and may be required to cease production, recall or redesign such products. Because of the long useful life of our products, it is possible that latent defects might not appear for several years. Any insurance we maintain may not continue to be available on acceptable terms or such coverage may not be adequate for liabilities actually incurred. Further, any claim or product discontinuance, recall or redesign could result in adverse publicity against us, which could cause sales to decline, or increase warranty costs.

Increases in labor costs, potential labor disputes, union organizing activity and work stoppages at our facilities or the facilities of our suppliers could delay or impede our production, reduce sales of our products and increase our costs.

Our financial performance is affected by the availability of qualified personnel and the cost of labor. Any interruption in the production or delivery of our products could reduce sales of our products and increase our costs. Our ability to attract and retain qualified personnel to operate our facilities efficiently is critical to our financial performance. Any labor shortage will create operating inefficiencies that could adversely impact our financial performance.

Impairment of goodwill and intangible assets related to our 2025 acquisitions could materially adversely affect our results of operations and financial condition.

The Company has recorded goodwill and intangible assets in connection with its 2025 acquisitions. These assets are subject to periodic impairment testing. If the acquired businesses do not perform in accordance with expectations, or if market conditions deteriorate, we may be required to record impairment charges that could materially affect our reported results of operations and financial condition.

Our recently acquired businesses depend on key personnel, and the loss of these individuals could adversely affect our operations and the success of the acquisitions.

The success of our recently acquired businesses depends in part on the continued service and performance of key personnel at those businesses who have deep customer relationships and market expertise. The loss of key employees at Carolina Stone or CSI, particularly during the integration period, could adversely affect our ability to maintain customer relationships, execute on our growth plans, and realize the anticipated benefits of the acquisitions.

Our installation services business exposes us to additional liability risks that could result in claims, increased costs, or reputational harm.

Through Carolina Stone, the Company now provides professional stone installation services, which expose us to risks different from and in addition to those associated with our distribution operations. Installation activities carry risks of property damage, personal injury, workmanship claims, and general contractor disputes. Although Carolina Stone maintains insurance and follows industry-standard safety practices, claims arising from installation projects could result in significant liability, reputational harm, and increased insurance costs.

Our increased indebtedness may limit our operational flexibility and ability to pursue additional opportunities and may adversely affect our financial condition.

As a result of the 2025 acquisitions and related financing activities, the Company has significantly increased its indebtedness. Outstanding obligations include the Convertible Note Financing, seller notes from the Carolina Stone and CSI acquisitions, the Stream Finance mezzanine credit facility, the Berkshire Bank revolving credit agreement, and the TD Bank credit facilities maintained by Canadian Stone Industries. The increased debt burden could limit our operational flexibility, increase our vulnerability to adverse economic conditions, limit our ability to pursue additional acquisitions or capital expenditures, and increase our interest expense. Our ability to service our debt obligations depends on our future performance, which is subject to economic, financial, competitive, and other factors beyond our control.

The conversion of our outstanding convertible notes could result in significant dilution to existing shareholders

As of December 31, 2025, the Company had approximately $3.9 million in aggregate outstanding principal under its Convertible Note Financing, with conversion prices as low as $0.75 per share. The conversion of these notes into common stock would result in significant dilution to existing shareholders. The authorized aggregate facility amount of approximately $10.9 million could result in further issuances and additional dilution. Conversion price adjustments made during fiscal 2025 have increased the dilutive impact of the outstanding notes. Future adjustments or additional draws could further increase potential dilution.

Grants under our equity incentive plan will dilute existing stockholders

On March 30, 2026, the Board of Directors approved the 2025 Stock Incentive Plan (the "2025 Plan"), reserving shares of common stock representing approximately 21.5% of the number of Common Shares outstanding as of the first trading day of each quarter for issuance as equity awards. On the same date, the Company granted 1,995,000 restricted stock awards to management and non-employee directors at a per-share fair market value of $0.649, subject to vesting schedules of up to three years, with certain director grants vesting upon cessation of service on the Board. The 2025 Plan includes an evergreen provision that automatically increases the authorized number of shares available for issuance as the Company's outstanding common stock increases. As a result, future issuances of equity awards under the 2025 Plan will dilute the ownership interests of existing stockholders and may adversely affect the market price of our common stock.

Our earn-out and contingent consideration obligations related to recent acquisitions could require significant additional payments and impact our financial results.

Both the Carolina Stone and CSI acquisitions include earn-out provisions that could result in additional consideration payable to the sellers. These contingent payment obligations are subject to the achievement of specified financial or operational targets by the acquired businesses. The earn-out obligations may result in significant additional cash payments that could impact our liquidity and cash flow. Additionally, changes in the estimated fair value of earn-out liabilities could result in non-cash charges or credits that affect our reported operating results.

Our cross-border operations subject us to multiple regulatory regimes and trade policies that could increase costs and disrupt our business.

Our operations in both the United States and Canada subject us to the laws and regulations of multiple jurisdictions, including tax laws, employment laws, environmental regulations, and customs and trade regulations. Changes in tariff policies, trade agreements, or import/export regulations affecting stone and building products could increase our costs or disrupt our supply chain. The regulatory burden of operating across international borders may increase our compliance costs and expose us to enforcement risk.

Global tax developments, including the OECD Pillar Two global minimum tax, could affect our effective tax rate.

The Organization for Economic Co-operation and Development (the "OECD") has issued various proposals that would change long-standing global tax principles. These proposals include a two-pillar approach to global taxation (BEPS 2.0 / Pillar Two), focusing on global profit allocation and a global minimum tax rate. On December 12, 2022, the European Union member states agreed to implement the OECD's global corporate minimum tax rate of 15%, effective as of January 2024. Other countries are also actively considering changes to their tax laws to adopt certain parts of the OECD's proposals. The enactment of Pillar Two legislation is not anticipated to have a material adverse effect on the Company's effective tax rate, financial position, results of operations, or cash flows. The Company will continue to monitor and reflect the impact of such legislative changes in future financial statements as appropriate.

Our international operations expose us to foreign currency and other risks that could adversely affect our financial results.

With the acquisition of CSI, we now conduct a portion of our business in Canada. Our Canadian operations expose us to risks associated with international business, including fluctuations in foreign currency exchange rates (primarily the Canadian dollar relative to the U.S. dollar), differences in regulatory environments, potential trade restrictions or tariffs, and geopolitical and economic uncertainty. A weaker Canadian dollar relative to the U.S.

dollar would compress the reported U.S. dollar margins of our Canadian operations. Currency fluctuations could adversely affect our reported financial results, as revenue and expenses of our Canadian operations are translated into U.S. dollars for financial reporting purposes. As a Smaller Reporting Company, the Company is exempt from the quantitative market risk disclosures required by Item 305 of Regulation S-K; however, the Company's exposure to foreign currency translation risk is qualitatively described here and in Note 3 to the consolidated financial statements. We may seek to mitigate currency risk through hedging, but there can be no assurance such measures will be effective.

We may not successfully integrate our recent acquisitions or realize their anticipated benefits

We completed two material acquisitions during fiscal year 2025 and may pursue additional acquisitions in the future. The integration of acquired businesses involves significant risks, including difficulties in integrating operations, technologies, and personnel; potential disruption to our ongoing business; diversion of management attention; and the risk that we may not realize the anticipated benefits or synergies. The Carolina Stone and CSI acquisitions added new operational complexity, including installation services and international operations, which are areas in which the Company has limited prior experience at the parent level. There can be no assurance that these acquisitions will perform in accordance with our expectations or that the benefits of these acquisitions will be realized. Integration difficulties could have a material adverse effect on our business, financial condition, and results of operations.

Risks related to our company

Our business has generated net losses, and we intend to continue to invest substantially in our business. Thus, we may not be able to achieve or maintain profitability. We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.

The Company has incurred net losses since inception and had an accumulated deficit as of December 31, 2025. For the fiscal year ended December 31, 2025, the Company reported a consolidated net loss of approximately $12.9 million, a substantial portion of which was attributable to corporate-level expenses including public company compliance costs, convertible note interest expense, and management compensation. Our operating subsidiaries generate revenue and are individually capitalized; however, the holding company does not generate revenue and relies on distributions from its subsidiaries, external financing, and capital markets activity to fund its obligations. There can be no assurance that the Company will achieve profitability at the consolidated level, or that profitability, if achieved, will be sustained.

To date, the Company has funded its corporate operations and acquisition activity primarily through its March 2025 initial public offering, convertible note financings, and an equity line of credit facility. We may need to raise additional capital in the future to fund corporate obligations, service or refinance our indebtedness, or pursue strategic opportunities. Additional financing may not be available on terms favorable to us, or at all. If we raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our existing stockholders will be diluted. If adequate funds are not available, we may need to delay or reduce corporate expenditures, which could adversely affect our ability to support and grow our operating subsidiaries.

The Company's outstanding indebtedness includes convertible notes, a mezzanine term loan, revolving credit facilities, and seller notes from recent acquisitions. Several of these obligations mature or require refinancing within the next twelve to twenty-four months. While the Company has historically been able to extend, refinance, or restructure its debt obligations as they come due, there can be no assurance that it will continue to be able to do so on acceptable terms, or at all. An inability to service or refinance our obligations as they mature could have a material adverse effect on our financial condition.

We may expand through investments in, acquisitions of, or the development of new products with assistance from, other companies, any of which may not be successful and may divert our management's attention.

In the past, we completed strategic acquisitions. We also may evaluate and enter into discussions regarding an array of potential strategic transactions, including acquiring complementary products, technologies or businesses. An acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties integrating the businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to be employed by us, and we may have difficulty retaining the customers of any acquired business due to changes in management and ownership. Acquisitions may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for ongoing development of our business. Moreover, we cannot assure you that the anticipated benefits of any acquisition, investment or business relationship would be realized timely, if at all, or that we would not be exposed to unknown liabilities. In connection with any such transaction, we may:

- encounter difficulties retaining key employees of the acquired company or integrating diverse business cultures;

- incur large charges or substantial liabilities, including without limitation, liabilities associated with products or technologies accused or found to infringe on third-party intellectual property rights or violate existing or future privacy regulations;

- issue shares of our capital stock as part of the consideration, which may be dilutive to existing stockholders;

- become subject to adverse tax consequences, legal disputes, substantial depreciation or deferred compensation charges;

- use cash that we may otherwise need for ongoing or future operation of our business;

- enter new geographic markets that subject us to different laws and regulations that may have an adverse impact on our business;

- experience difficulties effectively utilizing acquired assets;

- encounter difficulties integrating the information and financial reporting systems of acquired businesses, particularly those that operated under accounting principles other than those generally accepted in the U.S. prior to the acquisition by us; and

- incur debt, which may be on terms unfavorable to us or that we are unable to repay.

If we are unable to obtain additional financing, business operations will be harmed and if we do obtain additional financing then existing shareholders may suffer substantial dilution.

We need substantial capital to implement our sales distribution strategy for our current products, strategic acquisitions to maximize existing technologies to create opportunities to create synergy and opportunity. Our capital requirements will depend on many factors, including but not limited to:

- the problems, delays, expenses, and complications frequently encountered by early-stage companies;

- market acceptance of our products; and

- the success of our sales and marketing programs;

If adequate funds are not available or if we fail to obtain acceptable additional financing, we may be required to:

- severely limit or cease our operations or otherwise reduce planned expenditures and forego other business opportunities, which could harm our business;

- obtain financing with terms that may have the effect of substantially diluting or adversely affecting the holdings or the rights of the holders of our capital stock; or

- obtain funds through arrangements with future collaboration partners or others that may require us to relinquish rights to some or all of our technologies or products.

Our success is substantially dependent on the continued service of our senior management.

Our success is substantially dependent on the continued service of our Chief Executive Officer ("CEO"), Matthew Lipman, our Chief Financial Officer ("CFO"), Edward Schultz, and Kevin Grotke, President and Chief Executive Officer of our subsidiaries, including TotalStone, LLC. We do not carry key person life insurance on any of our management, which would leave us uncompensated for the loss of any of our management. The loss of the services of any of our senior management could make it more difficult to successfully operate our business and achieve our business goals. In addition, our failure to retain qualified personnel in the diverse areas required for continuing our operations could harm our product development capabilities and customer and employee relationships, delay the growth of sales of our products and could result in the loss of key information, expertise or know-how.

We may not be able to hire or retain other key personnel required for our business, which could disrupt the development and sales of our products and limit our ability to grow.

Competition in our industry for senior management and other key personnel is intense. If we are unable to retain our existing personnel, or attract and train additional qualified personnel, either because of competition in our industry for such personnel or because of insufficient financial resources, our growth may be limited.

Affiliates of Brookstone (BPA XIV, LLC, Nectarine Management LLC and BP Peptides LLC) have significant control over shareholder matters and the minority shareholders will have little or no control over our affairs.

BP Peptides LLC, an entity jointly controlled by Messrs. Lipman and Toporek, BPA XIV, LLC, an entity controlled by Mr. Lipman (but not Mr. Toporek), and an entity, Nectarine Management LLC, whose voting of our securities held by such entity is solely controlled by Mr. Toporek, have the ability to control all matters requiring shareholder approval because these entities own over 50% of our common stock, control over 50% of our voting stock (inclusive of the votes of the over 50% of the Series B Preferred Stock shares outstanding issued to Nectarine Management LLC on March 6, 2025), and, via the protective provisions of the Series B Preferred Stock, have to consent before we can conduct major corporate actions. BP Peptides, LLC, BPA XIV, LLC, and Nectarine Management LLC may have interests that are different from yours. For example, these entities may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of our Company or otherwise discourage a potential acquirer from attempting to obtain control of our Company, which in turn could reduce the price of our stock. In addition, these entities could use their voting influence to maintain our existing management and directors in office (including Messrs. Lipman and Toporek), delay or prevent changes in control of our Company, or support or reject other management and board proposals that are subject to stockholder approval, such as amendments to our employee stock plans and approvals of significant financing transactions.

Payments to Nectarine Management LLC could reduce cash available for operations.

Pursuant to an arrangement approved by our stockholders on November 18, 2025, we may pay Nectarine Management LLC — an entity controlled by Mr. Toporek and Mr. Lipman — a fee equal to 0.25% to 2% of transaction value on certain mergers, acquisitions, asset sales, equity issuances outside of incentive plans, joint ventures, and debt incurrences, plus reimbursement of up to $50,000 of legal fees per transaction. During 2025, we incurred approximately $88,700 of consent fees and agreed to up to $50,000 of legal fee reimbursement in connection with the Fraser Canyon acquisition, and an additional approximately $52,650 of contingent payments is owed upon repayment of the CAD 3.6 million Fraser Canyon seller note. Future transactions could trigger additional material payments to Nectarine and reduce cash otherwise available to fund operations and growth.

We may not have sufficient resources to effectively introduce and market our services and products, which could materially harm our operating results.

Continuation of market acceptance for our existing services and products require substantial marketing efforts and will require our sales account executives and contract partners to make significant expenditures of time and money. In some instances, we will be significantly or totally reliant on the marketing efforts and expenditures of our contract partners, outside sales agents and distributors.

Because we currently have very limited marketing resources and sales capabilities, commercialization of our products, some of which require regulatory clearance prior to market entrance, we must either expand our own marketing and sales capabilities or consider collaborating with additional third parties to perform these functions. We may, in some instances, rely significantly on sales, marketing and distribution arrangements with collaborative partners and other third parties. In these instances, our future revenue will be materially dependent upon the success of the efforts of these third parties.

Should we determine that expanding our own marketing and sales capabilities is required, we may not be able to attract and retain qualified personnel to serve in our sales and marketing organization, to develop an effective distribution network or to support our commercialization activities otherwise effectively. The cost of establishing and maintaining a more comprehensive sales and marketing organization may exceed its cost effectiveness. If we fail to further develop our sales and marketing capabilities, if sales efforts are not effective or if costs of increasing sales and marketing capabilities exceed their cost effectiveness, our business, results of operations and financial condition would be materially adversely affected.

We could be impacted by unfavorable results of legal proceedings

We may from time to time be involved in future litigation in which substantial monetary damages are sought. Litigation claims may relate to intellectual property, contracts, employment, securities and other matters arising out of the conduct of our current and past business activities. Any claims, whether with or without merit, could be time consuming, expensive to defend and could divert management's attention and resources. We may maintain insurance against some, but not all, of these potential claims, and the levels of insurance we do maintain may not be adequate to fully cover any and all losses.

With respect to any litigation, our insurance may not reimburse us, or may not be sufficient to reimburse us, for the expenses or losses we may suffer in contesting and concluding such lawsuit. The results of any future litigation or claims are inherently unpredictable and substantial litigation costs, including the substantial self-insured retention that we are required to satisfy before any insurance applies to a claim, unreimbursed legal fees or an adverse result in any litigation may have a material adverse effect on our results of operations, cash from operating activities or financial condition.

We operate in a highly competitive industry.

We may encounter competition from local, regional or national entities, some of which have superior resources or other competitive advantages in the larger materials distribution space. Intense competition may adversely affect our business, financial condition or results of operations. These competitors may be larger and more highly capitalized, with greater name recognition. We will compete with such companies on brand name, quality of services, level of expertise, advertising, product and service innovation and differentiation of product and services. As a result, our ability to secure significant market share may be impeded.

We have material weaknesses in our internal control over financial reporting. If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Due to accounting resource constraints, we have had limited review controls. These constraints have resulted in (1) a lack of segregation of duties, since we have a limited administrative staff, and (2) lack of internal controls structure review. As a result of these constraints, we have a material weakness in our internal control over financial reporting.

Our management is composed of a small number of individuals resulting in a situation where limitations on segregation of duties exist. All responsibility for accounting entries and the creation of financial statements is held by a single person, though the Company engages multiple accounting consultants for accounting, tax and audit support. To remedy this situation, we would need to hire additional staff or financial consultant support. Currently, we are unable to hire additional staff to facilitate greater segregation of duties but will continue to reassess our capabilities after completion of our Public Offering on March 7, 2025.

In connection with the completion of our Public Offering on March 7, 2025, we intend to begin the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act, which will require annual management assessment of the effectiveness of our internal control over financial reporting. To comply with the requirements of being a public company, the Company has undertaken various actions, and will take additional actions, such as remediating the material weaknesses described above, implementing additional internal controls and procedures and hiring internal audit staff or financial consultants. Testing and maintaining internal controls can divert our management's attention from other matters that are important to the operation of our business. Additionally, when evaluating internal controls over financial reporting, the Company may identify additional material weaknesses that it may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-

Oxley Act. If the Company identifies any additional material weaknesses in its internal control over financial reporting or is unable to remediate the material weakness described above or comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or if the Company's independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting once it is no longer an emerging growth company, or if the Company is unable to conclude in our quarterly and annual reports that our disclosure controls and procedures are effective, investors may lose confidence in the accuracy and completeness of the Company's financial reports and the market price of our common stock could be negatively affected, and the Company could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

In addition, if the Company fails to remediate any material weakness, including the material weaknesses described above, our financial statements could be inaccurate and the Company could face restricted access to capital markets. Our small size and internal control deficiencies may adversely affect our financial condition, results of operation and access to capital. Moreover, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. If we cannot provide reliable financial reports or prevent fraud, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business and reputation with investors may be harmed.

The liquidity of the Company is largely dependent on our ability to borrow funds on our credit facilities.

We fund our operations primarily through cash provided from operations of our building products distribution network and available capacity under our credit facilities. Our operating cash flows fluctuate based on seasonality with the first half of the year typically resulting in negative operating cash flows from the build in accounts receivable and inventories and the second half of the year generating positive operating cash flows as we bring accounts receivables and inventory levels down from seasonal high periods and pay down our credit facilities. The liquidity of the Company is largely dependent on our ability to borrow funds on our credit facilities. The Company's recurring net losses (including a net loss of $21.2 million for the year ended December 31, 2025), accumulated deficit of $218.0 million as of December 31, 2025, and upcoming debt maturities of $5.976 million due in 2026 represent conditions that, in the aggregate, could raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated these conditions together with its financial resources and operational plans, including (i) the $3.252 million in net proceeds received from the March 2025 public offering, (ii) the $20 million Equity Line of Credit with 3i, LP (of which approximately $19.5 million remained undrawn at December 31, 2025), (iii) available capacity under the Company's Revolving Credit Agreement, and (iv) management's projections of improved operating performance in 2026 driven by the full-year contribution from the Carolina Stone and Fraser Canyon acquisitions. Based on this evaluation, management has concluded that these plans alleviate the substantial doubt. Accordingly, the Company's cash and available liquidity are expected to be sufficient to fund operations and meet obligations for at least one year from the issuance date of these consolidated financial statements.

The proceeds from our Public Offering, which closed on March 7, 2025, improved our liquidity position and reduced our reliance on the Revolving Credit Agreement, enhancing our ability to meet financial covenant requirements and fund our operations, including the Carolina Stone and Fraser Canyon acquisitions completed during 2025. However, while we believe we will be able to continue to borrow funds on our Revolving Credit Agreement when and as required, there can be no assurance that financing sufficient to enable us to continue our operations will be available to us in the future. If additional financing is not available when required or is not available on acceptable terms, we may be unable to operate our business as planned or at all, fund our expansion, successfully promote our business, develop or enhance our products and services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by the effects of inflation.

While management has determined that inflation has not had a material effect on the Company in 2024, inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, supply shortages, increased costs of labor, components, manufacturing and shipping, as well as weakening exchange rates and other similar effects. As a result of inflation, we have experienced and may continue to experience cost increases. Although we may take measures to mitigate the effects of inflation, if these measures are not effective, our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost of inflation is incurred.

Risks related to our securities

Capstone Holding Corp. is a holding company with no operations of its own, and it depends on its operating subsidiaries for cash to fund all of its operations and expenses, including to make future dividend payments, if any.

Our operations are conducted entirely through our operating subsidiaries, and our ability to generate cash to fund operations and expenses, to pay dividends or to meet debt service obligations is highly dependent on the earnings and the receipt of funds from our subsidiaries through dividends or intercompany loans. Deterioration in the financial condition, earnings or cash flow of Capstone Holding Corp. ("Holdings") and its subsidiaries for any reason could limit or impair their ability to pay such distributions.

Additionally, to the extent that Holdings needs funds, and its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of our financing arrangements, or are otherwise unable to provide such funds, it could materially adversely affect our business, financial condition, results of operations, and cash flows.

Sales of a significant number of shares of our Common Stock in the public market or the perception of such possible sales, could depress the market price of our Common Stock.

Sales of a substantial number of shares of our Common Stock in the public markets, which include an offering of our preferred stock or Common Stock could depress the market price of our Common Stock and impair our ability to raise capital through the sale of additional equity or equity-related securities. We cannot predict the effect that future sales of our Common Stock or other equity-related securities would have on the market price of our Common Stock.

Our share price could be volatile and our trading volume may fluctuate substantially.

The price of our Common Stock has been and may in the future continue to be extremely volatile. Many factors could have a significant impact on the future price of our shares of Common Stock, including:

- our inability to raise additional capital to fund our operations, whether through the issuance of equity securities or debt;

- our failure to successfully implement our business objectives;

- compliance with ongoing regulatory requirements;

- market acceptance of our products;

- changes in government regulations;

- general economic conditions and other external factors;

- actual or anticipated fluctuations in our quarterly financial and operating results; and

- the degree of trading liquidity in our shares of Common Stock.

- domestic and international economic and political factors unrelated to our performance;

- changes in securities analysts' estimates of our financial performance;

- action by institutional stockholders or other large stockholders, including future sales;

- failure to meet any guidance given by us or any change in any guidance given by us, or changes by us in our guidance practices;

- announcements by us of significant impairment charges;

- speculation in the press or investment community;

- investor perception of us and our industry;

- changes in market valuations or earnings of similar companies;

- announcements by us or our competitors of significant contracts, acquisitions, dispositions or strategic partnerships;

- war, terrorist acts and epidemic disease;

- any future sales of our common stock or other securities; and

- additions or departures of key personnel.

In particular, we cannot assure that you will be able to resell your shares at or above your purchase price. The stock markets have experienced extreme volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, following periods of volatility in the market price of a company's securities, class action litigation has often been instituted against the affected company. Any litigation of this type brought against us could result in substantial costs and a diversion of our management's attention and resources, which would harm our business, results of operations, financial condition, and cash flows.

A decline in the price of our shares of Common Stock could affect our ability to raise further capital and adversely impact our ability to continue operations.

The relatively low price of our shares of Common Stock, and a decline in the price of our shares of Common Stock, could result in a reduction in the liquidity of our Common Stock and a reduction in our ability to raise capital. Because we expect a significant portion of our operations will be financed through the sale of equity securities, a decline in the price of our shares of Common Stock could be especially detrimental to our liquidity and our operations. Such reductions and declines may force us to reallocate funds from other planned uses and may have a significant negative effect on our business plans and operations, including our ability to continue our current operations. If the price for our shares of Common Stock declines, it may be more difficult to raise additional capital. If we are unable to raise sufficient capital, and we are unable to generate funds from operations sufficient to meet our obligations, we will not have the resources to continue our operations.

The market price for our shares of Common Stock may also be affected by our ability to meet or exceed expectations of analysts or investors. Any failure to meet these expectations, even if minor, may have a material adverse effect on the market price of our shares of Common Stock.

We have received a notification from Nasdaq regarding non-compliance with the minimum bid price requirement, and failure to regain compliance could result in delisting of our Common Stock.

In January 2026, the Company received a notification from the Nasdaq Stock Market indicating that the closing bid price of its Common Stock had been below $1.00 per share for 30 consecutive business days, and that the Company was therefore not in compliance with Nasdaq Listing Rule 5550(a)(2). The Company has until July 6, 2026, to regain compliance, which requires the closing bid price of its Common Stock to be at least $1.00 per share for a minimum of 10 consecutive business days. If the Company does not regain compliance within the initial compliance period, it may be eligible for an additional 180-day compliance period, subject to meeting certain requirements. There can be no assurance that the Company will be able to regain compliance. If the Company fails to regain compliance, its Common Stock may be subject to delisting from Nasdaq, which could materially adversely affect the liquidity and trading price of its Common Stock and its ability to raise capital. In January 2025, the SEC approved amendments to Nasdaq Listing Rule 5810(c)(3)(A) that restrict the ability of listed companies to use reverse stock splits as a compliance tool. Under the amended rules, if a company effects a reverse stock split and subsequently fails to maintain the minimum bid price requirement within one year, the company will not be eligible for any compliance period and Nasdaq will issue a delisting determination. In addition, companies that effect reverse stock splits with a cumulative ratio of 250-to-1 or greater over any two-year period are subject to immediate delisting without a compliance period. The Company's Board of Directors is seeking shareholder authorization at the 2026 Annual Meeting to effect a reverse stock split as a potential backstop measure to regain compliance if necessary. However, even if authorized and effected, a reverse stock split may not result in sustained compliance with the minimum bid price requirement, and the amended Nasdaq rules would preclude the Company from relying on an additional compliance period if the stock price subsequently falls below $1.00 within one year of such reverse split.

Our ability to raise capital through shelf registration statements may be limited.

The Company is not currently eligible to register securities for resale on a shelf registration statement on Form S-3 under the Securities Act because the Company did not timely file a Form 8-K in connection with the closing of its August 2025 acquisition of Carolina Stone Holdings, LLC. Under SEC rules, the Company will not regain Form S-3 eligibility until approximately twelve months following the date the required filing is made. This limitation restricts the Company's ability to efficiently access the capital markets through an at-the-market (ATM) offering program or other shelf takedowns, which could limit the Company's financial flexibility and its ability to fund operations, acquisitions, or debt repayments on favorable terms.

Financial Industry Regulatory Authority ("FINRA") sales practice requirements may also limit a stockholder's ability to buy and sell our Common Stock.

FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our Common Stock, which may limit your ability to buy and sell our Common Stock and have an adverse effect on the market for our shares.

We currently do not intend to pay dividends on our Common Stock. As result, your only opportunity to achieve a return on your investment is if the price of our Common Stock appreciates.

We currently do not expect to declare or pay dividends on our Common Stock. In addition, in the future we may enter into agreements that prohibit or restrict our ability to declare or pay dividends on our Common Stock. As a result, your only opportunity to achieve a return on your investment will be if the market price of our Common Stock appreciates and you sell your shares at a profit.

We could issue additional Common Stock, which might dilute the book value of our Common Stock.

Our Board has authority, without action or vote of our shareholders, to issue all or a part of our authorized but unissued shares. Such stock issuances could be made at a price that reflects a discount or a premium from the then-current trading price of our Common Stock. In addition, in order to raise capital, we may need to issue securities that are convertible into or exchangeable for our Common Stock. These issuances would dilute the percentage ownership interest, which would have the effect of reducing your influence on matters on which our shareholders vote and might dilute the book value of our Common Stock. You may incur additional dilution if holders of stock warrants or options, whether currently outstanding or subsequently granted, exercise their options, or if warrant holders exercise their warrants to purchase shares of our Common Stock.

We may issue preferred stock with terms that could adversely affect the voting power or value of our Common Stock.

Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock with respect to dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we have designated 5,000 shares of the Company's authorized preferred stock as Series "A" Preferred Stock, par value $0.0005, which rank senior only to any other class or series of designated and outstanding preferred shares of the Company, and the holders of which are entitled to receive a quarterly dividend, payable after a dividend has been made on the common stock. In addition, we might grant holders of preferred stock the right to elect some number of our directors in all events or upon the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our common stock. For more information, see "*Description of Capital Stock*".

In addition, we have created a class of Series B Preferred Stock with such preferred stock's certificate of designation containing protective provisions requiring holders of 50% of the stock to consent before we can conduct major corporate actions. We issued to Nectarine Management LLC (an entity whose voting of our securities held by such entity is solely controlled by Mr. Toporek) more than 50% of the shares of Series B Preferred Stock outstanding on March 6, 2025.

Future issuance of our Common Stock, preferred stock, options and warrants could dilute the interests of existing stockholders.

We may issue additional shares of our Common Stock, preferred stock, options and warrants in the future. The issuance of a substantial amount of Common Stock, preferred stock, options and warrants could have the effect of substantially diluting the interests of our current stockholders. In addition, the sale of a substantial amount of Common Stock or preferred stock in the public market, or the exercise of a substantial number of warrants and options either in the initial issuance or in a subsequent resale by the target company in an acquisition which received such Common Stock as consideration or by investors who acquired such Common Stock in a private placement could have an adverse effect on the market price of our Common Stock.

Future debt issuance may adversely affect the market price of our Common Stock.

If, in the future, we decide to issue debt securities that rank senior to our common stock, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders will bear the cost of issuing and servicing such securities. Because our decision to issue debt securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in us.

Anti-takeover provisions in our certificate of incorporation, by-laws could discourage, delay or prevent a change of control of our company and may affect the trading price of our common stock.

Our certificate of incorporation, by-laws include a number of provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. These provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if the provisions are viewed as discouraging takeover attempts in the future. Furthermore, the existence of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may facilitate management entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our stockholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

Identifying, assessing and managing material cybersecurity threats is important to our operations and business strategy. We have established policies and procedures that are designed to prioritize the safeguard of our information systems. These procedures help identify potential vulnerabilities and manage risks from unauthorized incidents within our information systems that may result in adverse effects on data residing within. We conduct periodic and ad-hoc assessments that are managed by third party information technology providers, to identify potential cybersecurity threats.

Upon completion of these risk assessments, the third-party information technology providers help the company assess how to reconfigure or implement additional procedures to mitigate any potential cybersecurity threats.

In connection with the acquisitions of Carolina Stone Distributors, LLC and Fraser Canyon Holdings Inc. (Canadian Stone Industries) completed during 2025, the Company is in the process of assessing and integrating the cybersecurity risk management practices and information technology environments of the acquired businesses into the Company's existing cybersecurity framework. Until integration is complete, the acquired businesses continue to operate their respective pre-acquisition cybersecurity programs and controls.

Risks from Cybersecurity Threats

We do not currently believe there are any cybersecurity threats or vulnerabilities that would have materially impaired our operations or financial conditions during the fiscal year ended December 31, 2025.

Cybersecurity Governance

It is the responsibility of our board of directors to monitor and assess potential strategic risk exposure. Our board of directors administers its oversight function as a whole, as well as through the Audit Committee. Our executive management team informs the Audit Committee on cybersecurity risks periodically, with a minimum frequency of once per year.

ITEM 2. PROPERTIES

TotalStone's headquarters is located at 1 Red Valley Road, Millstone, NJ, 08510, ("Millstone"), which also serves as a distribution hub. The Millstone lease was entered into on November 1, 2020, consists of approximately 7.91 acres, and the term of the lease is through October 2027, with an average annual rent of approximately $381,000.

We lease distribution and fabrication hubs located at 18400 76th Avenue, Tinley Park, IL 60477, ("Tinley Park"), and at 26 Commerce Blvd., Plainville, MA, 02762, ("Plainville"). The Tinley Park lease is comprised of approximately 7,200 rentable square feet of leased office and warehouse space, which also serves as Capstone's corporate office. The Tinley Park lease was executed following the termination of our prior lease at 5141 W. 122nd Street, Alsip, IL effective April 30, 2026. The Tinley Park lease commences April 1, 2026, with a term of 62 months through May 31, 2031, and an average annual base rent of approximately $83,000. The Plainville lease was entered into on April 1, 2020, approximately 6.43 acres, and the term of the lease was extended through December 2029, with an annual rent of approximately $165,000.

On January 25, 2021, we closed on the purchase of approximately 4.99 acres at 9318 Erie Avenue, Navarre, OH, 44633, ("Navarre") for $600,000. Prior to the Navarre real estate purchase, the Company leased this property.

On December 29, 2022, we closed on the sale of 9318 Erie Avenue, Navarre, OH, 44633, ("Navarre") for $3.2 million. The Company will leaseback the property through December 2047, with an average annual rent of approximately $332,000. This transaction is accounted for as a finance transaction under the accounting requirements of ASC 842.

Carolina Stone Properties

We lease distribution, showroom, and warehouse space at 10306 Globe Road, Morrisville, NC 27560, which serves as Carolina Stone's corporate office, showroom, and primary warehouse for the Raleigh-Durham / Triangle market area. The facility consists of approximately 13,500 square feet of leased space. The term of the lease was extended through May 31, 2027, with an average annual base rent for the renewal period of approximately $154,560

We lease regional office, showroom, and warehouse space at 901 Tulip Drive, Gastonia, NC 28052, which serves Carolina Stone's Charlotte-area operations. The facility consists of approximately 28,000 square feet on approximately 2.3 acres of land, building, and improvements. The term of the lease is through June 30, 2029, with a starting annual base rent of $130,200, escalating at 3.5% annually.

CSI Properties

We lease warehouse space at 27524 – 51A Avenue, Langley, British Columbia, Canada V4W 4A9, which serves as CSI's headquarters and primary distribution facility for the Western Canada and Pacific Northwest market. The facility consists of approximately 31,418 square feet of leased space. The lease was entered into on May 28, 2025, with Cinnabar Property Holdings Inc., commencing August 1, 2025. The term of the lease is through July 31, 2030, with a starting annual base rent of approximately $627,024.

We lease warehouse space at 45 Fenmar Drive, Toronto (North York), Ontario, Canada M9L 1M2, which serves CSI's Eastern Canada distribution operations. The facility consists of approximately 30,000 square feet of leased space. The lease was renewed for a five-year term from December 1, 2021 through November 30, 2026. The lease includes a five-year extension option that has not yet been exercised.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may be engaged in various lawsuits and legal proceedings in the ordinary course of our business. We are currently not aware of any legal proceedings the ultimate outcome of which, in our judgment based on information currently available, would have a material adverse effect on our business, financial condition or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Holders of Common Stock

Our common stock is listed on the Nasdaq Capital Market ("Nasdaq"), under the symbol "CAPS".

As of December 31, 2025, there were 20 registered holders of our common stock. The number of record holders does not include beneficial owners of common stock whose shares are held in the names of banks, brokers, nominees or other fiduciaries and holders of unissued shares common stock.

The last reported sales price for our Common Stock as reported on the Nasdaq on April 15, 2026 was $0.5055.

Dividends

We have not declared or paid any cash dividends on our common stock, and we do not anticipate declaring or paying cash dividends for the foreseeable future. We are not subject to any legal restrictions respecting the payment of dividends, except that we may not pay dividends if the payment would render us insolvent. Any future determination as to the payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements and other factors that the board of directors considers to be relevant.

Recent Sales of Unregistered Securities

None.

Use of Proceeds from Registered Securities

On March 7, 2025, the Company closed its Public Offering of 1,250,000 shares of common stock (the "Public Offering Shares"), which were registered under the Rule 424(b) of the Securities Act of 1933, as amended, pursuant to the Registration Statement on Form S-1 (File No. 333-284105) which was declared effective by the SEC on February 14, 2025. The Public Offering Shares were sold at a public offering price of $4.00 per share, which generated net proceeds of approximately $3,252,000 after deducting underwriting discounts and commissions and other offering expenses.

As of March 31, 2025, there has been no material change in our planned use of net proceeds from our Public Offering as described under the heading "Use of Proceeds" (including the repayment of a term loan) in our final prospectus, filed with the SEC on March 7, 2025 pursuant to Rule 424(b)(4) relating to our Registration Statement other than the following payments that were made in March 2025:

- $200,000 paid by TotalStone, LLC to Brookstone Partners IAC, Inc. for financial advisory and related services with respect to the Company's capital raising transaction, as agreed upon in the Amendment of Amended and Restated Management Fee Agreement and Transaction Fee Agreement filed herewith as

Exhibit 10.18. Brookstone Partners IAC, Inc. is an entity controlled by our Chief Executive Officer (who is also a member of our board of directors) and the chairman of our board of directors;

- $20,000 for a bonus payment, related to the Public Offering, to Edward Schultz, our Chief Financial Officer, and Vice President of Finance of our subsidiary, TotalStone; and

- $403,000 for a payment to TotalStone for advances made by TotalStone related to the Public Offering. The balance of net proceeds of approximately $2,629,000 was subsequently deployed to fund a portion of the cash consideration for the Carolina Stone acquisition (August 2025) and the Fraser Canyon / CSI acquisition (December 2025), and for general corporate and working capital purposes.

.

Joseph Gunnar & Co., LLC acted as the sole book-running manager for the Public Offering.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that our management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. This discussion may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is subject to the safe harbor created by those sections. For more information, see "Cautionary Note Regarding Forward-Looking Statements." When reviewing the discussion below, you should keep in mind the substantial risks and uncertainties that impact our business. In particular, we encourage you to review the risks and uncertainties described in "Risk Factors". These risks and uncertainties could cause actual results to differ materially from those projected or implied by our forward-looking statements contained in this report. These forward-looking statements are made as of the date of this report, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2025, and the related notes thereto, which have been prepared in accordance with U.S. GAAP, included elsewhere in this Annual Report on Form 10-K. Throughout this discussion, unless the context specifies or implies otherwise, the terms the "Company," "we," "us," and "our" refer to Capstone Holding Corp. and its consolidated subsidiaries, including TotalStone, LLC (dba Instone), Carolina Stone Holdings, LLC, and Fraser Canyon Holdings Inc. (and its subsidiary, Canadian Stone Industries Inc.).

All dollar amounts stated herein are in U.S. dollars unless specified otherwise.

Overview

Capstone Holding Corp., formerly known as Capstone Therapeutics Corp. and OrthoLogic Corp., incorporated in Delaware in 1987 as a domestic corporation, is the parent entity of TotalStone Holdings, LLC, which in turn owns TotalStone, LLC (dba Instone) and InStone Canada Corp. Capstone also owns Carolina Stone Holdings, LLC. Together, our three operating subsidiaries maintain a building products distribution and installation network serving customers across the United States and Canada.

Historically, the product mix for Instone was heavily concentrated on Cultured Stone®, which in 2018 comprised almost 80% of total revenue. Through organic product expansion and the acquisitions of Carolina Stone in August 2025 and Canadian Stone Industries in December 2025, we have significantly broadened our product offering, geographic reach, and customer base.

We provide value to our customers — including masonry dealers, contractors, builders, and developers of residential, commercial, and multi-family projects — by making the procurement and logistics process easy for product lines that are otherwise challenging to source directly from a manufacturer or quarry. Through Carolina Stone, we also deliver turnkey installation services, combining product supply with professional masonry installation for construction projects.

A key differentiating factor for our platform is the breadth of our product portfolio, which spans natural and manufactured stone veneer, thin brick veneer, stone siding, landscape stone, hardscape products, and modular masonry fireplaces. Across our three subsidiaries, we distribute a broad range of industry-leading brands including Cultured Stone®, Pangaea® Natural Stone, TerraCraft®, Dutch Quality®, Versetta Stone®, BrikClad, Isokern®, and Colonial Brick & Stone, among others, as well as our proprietary brands Toro Stone™, Beon Stone®, Aura™, and Interloc™. This breadth allows our customers to consolidate purchasing across multiple product lines through a single supplier relationship.

We operate across two complementary channels in the North American building products market. In distribution, we serve approximately 7,000 U.S. building products dealers plus a fragmented base of Canadian distributors and stone retailers. Most are privately held and cannot efficiently purchase or store a diverse product range, which constrains their ability to meet end-customer demand. Our website and logistics platform solve this by enabling customers to buy in the quantities they need across multiple product lines from a single supplier — improving their inventory turns, cash management, and ability to serve their own customers. In installation, Carolina Stone delivers turnkey masonry installation directly to contractors, builders, and developers for residential, commercial, and multi-family projects. Operating across both channels lets us serve customers at multiple points in the construction supply chain rather than a single one.

During fiscal year 2025, the Company executed on its acquisition strategy with two transactions that significantly expanded its scale and geographic reach. We intend to continue to grow our business organically and through successfully integrating well-timed acquisitions.

Recent Developments

Key developments during fiscal year 2025 included:

Public Offering and Nasdaq Uplisting. On March 7, 2025, the Company completed its follow-on public offering of 1,250,000 shares at $4.00 per share for gross proceeds of $5,000,000, and its common stock began trading on the Nasdaq Capital Market under the symbol "CAPS" on March 6, 2025.

TotalStone Restructuring. On March 7, 2025, TotalStone's Class B and Class C preferred interests were exchanged for 3,782,641 shares of Common Stock, and the Company now owns 100% of TotalStone's equity interests.

Convertible Note Financing. The Company issued two senior secured convertible notes totaling approximately $6.8 million in original principal ($6.25 million in gross proceeds) under a $10.9 million authorized facility. During the fiscal year, the Buyer converted approximately $2.9 million of principal into 3,166,667 shares of common stock (2,900,000 shares from the July Note at $1.00 per share and 266,667 shares from the October Note at $0.75 per share), and the Company redeemed approximately $62,000 of principal in cash. The conversion price on the July Note was reduced from $1.72 to $1.00 and subsequently to $0.75 per share through three amendments. On the October Note, at December 31, 2025, $1,585,940 of principal is convertible at $0.75 per share and $1,772,856 of principal continues at $1.10 per share. As of December 31, 2025, the aggregate net carrying value of the convertible notes was approximately $1.57 million, reflecting unamortized discounts of approximately $2.29 million (comprising original issue discounts, debt issuance costs, and derivative-related discounts). The amortization of these discounts to interest expense using the effective interest method will represent a material non-cash charge to earnings over the remaining term of the notes.

Carolina Stone Acquisition. Closed August 22, 2025. Aggregate purchase consideration of approximately $4.2 million (cash, seller note, and earn-out). See Note 4 for additional information. Carolina Stone contributed revenue and earnings to the Company's results beginning in the third quarter of 2025.

Fraser Canyon / CSI Acquisition. Closed December 1, 2025. Aggregate purchase consideration of approximately $6.8 million (cash, seller notes, and earn-out). See Note 4 for additional information. CSI contributed approximately one month of revenue and earnings to the Company's fourth quarter 2025 results.

Components of Results of Operations

Sales

Our sales consist of distributing and installing manufactured and natural stone cladding products, natural stone landscape products, and related masonry and hardscape goods for residential and commercial construction. We sell across 38 U.S. states and two Canadian provinces through our three operating subsidiaries: Instone (U.S. distribution), Canadian Stone Industries (Canadian distribution), and Carolina Stone (distribution and installation in the Southeastern United States). The Company recognizes revenue when control over the products has been transferred to the customer or as installation services are performed, and the Company has a present right to payment.

Cost of Goods Sold and Gross Profit

Cost of goods sold includes the purchase price of materials, inbound freight, import fees, and warranty expenses directly attributable to our distributed products, along with direct labor, subcontractor costs, and jobsite materials for our installation services. Amounts billed to customers for shipping and handling, along with the related shipping and handling expenses, are also included in cost of goods sold. Gross profit is equal to revenue less cost of goods sold. Gross profit margin is equal to gross profit divided by revenue.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of personnel-related costs, including salaries and benefits, advertising and marketing expenses, travel and entertainment, facility-related costs, investor relations, legal and consulting fees.

Results of Operations

The following is management's discussion of the Company's consolidated financial statements and results of operations for the years ended December 31, 2025 & 2024 in ("000's"):

Results of Operations Comparing Year Ended December 31, 2025 to 2024.

	Fiscal Year Ended December 31,		$ Change	% Change
	2025	2024		
	(in thousands)			
Net Sales	$ 46,881	$ 44,876	$ 2,005	4%
Cost of goods sold	36,090	35,306	784	2%
Gross profit	10,791	9,570	1,221	13%
Operating expenses:				
Selling, General and administrative	14,374	10,208	4,166	41%
Impairment of goodwill	6,200	—	6,200	—%
Transaction expenses	1,203	—	1,203	—%

Loss income from operations		(10,986)		(638)		(10,348)	1622%
Change in fair value of derivative liability		829		—		829	—%
Interest and other expense, net		(3,886)		(1,483)		(2,403)	162%
Income tax expense		(7,176)		(442)		(6,734)	1524%
Net loss	$	(21,230)	$	(2,563)	$	(18,667)	728%

Sales

Net sales increased $2.0 million, or 4.5%, to $46.9 million for the year ended December 31, 2025 from $44.9 million for the year ended December 31, 2024. The increase was primarily driven by the acquisitions of Carolina Stone Holdings in August 2025 and Fraser Canyon Holdings in December 2025, which contributed incremental revenue during their respective post-acquisition periods. Organic revenue from the TotalStone segment declined modestly, reflecting softer demand conditions in certain regional markets partially offset by expanded product distribution, including the addition of new dealer accounts.

Cost of goods sold

Cost of goods sold increased $0.8 million, or 2.2%, to $36.1 million for the year ended December 31, 2025 from $35.3 million for the year ended December 31, 2024. The increase reflects the addition of Carolina Stone and Fraser Canyon cost of goods sold during their post-acquisition periods. As a percentage of net sales, cost of goods sold improved to 77.0% from 78.7%, reflecting a favorable product mix shift.

Gross profit increased $1.2 million, or 12.8%, to $10.8 million for the year ended December 31, 2025 from $9.6 million for the year ended December 31, 2024. Gross margin improved to 23.0% from 21.3%, reflecting a favorable product mix shift toward higher-margin stone veneer products and the contribution of the acquired businesses, which carry gross margins above the consolidated average.

Selling general and administrative expenses

Selling, general and administrative expenses increased $4.2 million, or 40.8%, to $14.4 million for the year ended December 31, 2025 from $10.2 million for the year ended December 31, 2024. The increase was primarily attributable to $1.6 million of operating costs from the Carolina Stone and Fraser Canyon acquisitions and $1.6 million of higher public company costs — including investor relations, audit, legal, and Nasdaq-related fees — incurred for the first full year following the March 2025 public offering. The remainder reflects increased executive compensation, board fees, and insurance premiums in connection with operating as a public company.

Impairment, Interest, and Other Items

The Company recorded a goodwill impairment charge of $6.2 million related to the Instone reporting unit during 2025 (see Note 7). Interest expense increased $2.4 million to $3.9 million, driven by the issuance of $6.3 million in Senior Secured Convertible Notes in July and October 2025, including non-cash amortization of original issue discounts, debt issuance costs, and derivative-related discounts. The Company recognized an unrealized gain of $0.8 million on derivative instruments from the change in fair value of embedded conversion features in the convertible notes.

Income Tax Expense

The Company recorded income tax expense of $7.2 million for 2025 compared to $0.4 million for 2024. The 2025 provision primarily reflects the establishment of a full valuation allowance against the Company's net deferred tax assets, following the Company's conclusion that it is not more likely than not that the deferred tax assets will be realized. The Company maintains a full valuation allowance against its federal and state deferred tax assets as of December 31, 2025. Net loss increased $18.7 million to $21.2 million for 2025 from $2.6 million for 2024, driven by the goodwill impairment charge, the establishment of the valuation allowance, higher interest expense, increased SG&A costs, and transaction expenses, partially offset by higher gross profit and the change in fair value of derivative liabilities.

Segment Results

The Company has two reportable segments: (i) the TotalStone segment, which includes the operations of TotalStone, LLC and Canadian Stone Industries, and (ii) the Carolina Stone segment, which includes the operations of Carolina Stone Distributors. Both segments are engaged in the distribution and fabrication of natural and manufactured stone and related building products. The Company also has corporate-level SG&A expenses which are included in Capstone Holding Corp. ("Capstone" or "the Parent") and consist primarily of board fees, investor relations, filing, legal, insurance, accounting and consulting expenses not identifiable and allocated to the operating segments.

The following table is a summary of each segment's operating results through operating income (loss) reconciled to the Company's consolidated totals with the inclusion of Parent and eliminating amounts:

	Fiscal Year Ended December 31, 2025					Fiscal Year Ended December 31, 2024				
	TotalStone	Carolina Stone	Parent	Eliminations	Consolidated	TotalStone	Carolina Stone	Parent	Eliminations	Consolidated
Sales	$ 43,550	$ 3,331	$ —	$ —	$ 46,881	$ 44,876	—	$ —	$ —	$ 44,876
Cost of goods sold	33,834	2,256	—	—	36,090	35,306	—	—	—	35,306
Gross Profit	9,716	1,075	—	—	10,791	9,570	—	—	—	9,570
Selling, general and administrative expenses	10,157	1,204	3,223	(210)	14,342	9,847	—	611	(240)	10,218
Impairment of goodwill	6,200	—	—	—	6,200	—	—	—	—	—
Transaction expenses	185	—	1,018	—	1,203	—	—	—	—	—
(Loss) income from operations	$ (6,826)	$ (129)	$(4,241)	$ 210	$ (10,986)	$ (277)	—	$ (611)	$ 240	$ (648)

The above discussion of consolidated operating results through operating income (loss) reflects the combined operating results of the Instone and Carolina Stone segments for the comparable periods presented. The elimination of selling, general and administrative expenses reflect the elimination of management fees incurred by the operating segments and earned by Parent. The Parent classifies the management fee income earned as a component of net non-operating income (expense) and the corresponding income is also eliminated in the Company's consolidated results.

Liquidity and Capital Resources

The Company has historically funded its operations through a combination of cash flows from operations, borrowings under its revolving credit facility, and proceeds from debt and equity financings. As of December 31, 2025, the Company had cash of $0.7 million and $10.3 million outstanding under its revolving line of credit. Working capital (current assets less current liabilities) was a deficit of $0.2 million at December 31, 2025 compared to a surplus of $0.3 million at December 31, 2024. The $0.5 million decrease was primarily driven by increases in the revolving line of credit, current maturities of long-term debt (including the senior secured convertible notes), management fee accruals, and current lease liabilities assumed in the Carolina Stone and Fraser Canyon acquisitions, partially offset by higher inventory and accounts receivable balances acquired through those transactions and by the $3.3 million of net proceeds from the March 2025 public offering.

In March 2025, the Company completed its initial public offering of 1,250,000 shares of common stock at $4.00 per share, generating net proceeds of approximately $3.3 million after deducting underwriting discounts and offering costs. The Company used a portion of the net proceeds to repay the Berkshire Bank term loan and fund general corporate purposes. The balance was subsequently deployed to fund a portion of the Carolina Stone and Fraser Canyon acquisitions.

The Company primarily funds its operations through cash provided from our building products distribution and installation businesses and available capacity under our credit facilities ("Credit Facilities").Our operating cash flows fluctuate based on seasonality with the first half of the year typically resulting in negative operating cash flows from the build in accounts receivable and inventories and the second half of the year generating positive operating cash flows as we bring accounts receivables and inventory levels down from seasonal high periods and pay down our Credit Facilities. The liquidity of the Company is largely dependent on our ability to borrow funds on our Credit Facilities. If the Company fails to fulfill its financial covenant requirements, our ability to continue as a going concern could be at risk. We believe ongoing availability of our Credit Facilities plus cash provided from operations combined with our considerable efforts to reduce overall spending will be sufficient to satisfy our cash requirements for at least one year after the date the consolidated financials are issued. The Company believes we will be able to continue to borrow funds on our Credit Facilities when and as required. Future acquisitions may be financed through other forms of financing that will depend on then-existing conditions.

In July and October 2025, the Company issued two Senior Secured Convertible Notes with aggregate gross proceeds of $6.3 million. These notes bear interest at 7.0% per annum and mature in July and October 2026, respectively. At December 31, 2025, the aggregate net carrying value of the notes was $1.6 million after deducting unamortized original issue discounts, debt issuance costs, and derivative-related discounts of $2.3 million in aggregate. See Note 11 — Debt for additional information regarding conversion activity, the embedded derivative, and subsequent events.

The Company's ability to continue as a going concern depends on its ability to generate sufficient cash flows from operations, access additional capital, and manage its debt maturities. The Senior Secured Convertible Notes mature in July and October 2026. The Company's U.S. revolving credit facility with Beacon Bank & Trust (successor by merger to Berkshire Bank) matures in June 2026, and Canadian Stone Industries' operating loan with TD Bank is subject to annual renewal. The mezzanine term loan with Stream Finance, LLC matures in September 2027. Management is evaluating alternatives to refinance or extend these obligations and believes that the Company's existing cash, availability under its revolving credit facilities, and expected operating cash flows will be sufficient to fund operations for at least the next twelve months from the date of this filing.

Seasonality

The Company historically experiences higher sales during its second and third quarters due to the favorable weather in the Midwestern, Northeastern, and Southeastern United States and in Canada for new construction and remodeling.

Summary of Cash Flows

The following table summarizes our cash flows for each of the periods presented:

(in thousands)	Year Ended December 31, 2025	Year Ended December 31, 2024
Net cash provided by operating activities	$ (4,412)	$ 3,868
Net cash used in investing activities	(6,913)	(186)
Net cash provided by (used in) financing activities	12,117	(3,723)
Net increase (decrease) in cash	$ 716	$ (41)

Cash Flows from Operating Activities

Net cash provided by operating activities was $4.6 million for the year ended December 31, 2025, primarily reflecting our net loss of $21.2 million, partially offset by non-cash charges totaling approximately $16.6 million — including the $6.2 million goodwill impairment, $7.2 million deferred tax valuation allowance establishment, $2.2 million of amortization of debt discounts and derivative-related expenses, and $0.4 million of depreciation and amortization — and favorable changes in working capital accounts.

Net cash provided by operating activities was $3.8 million for the year ended December 31, 2024, primarily resulting from our net loss of $2.6 million offset by $6.4 million of non-cash expenses and working capital changes.

Cash Flows from Investing Activities

Net cash used in investing activities was $6.9 million for the year ended December 31, 2025, primarily reflecting the acquisitions of Carolina Stone ($2.7 million, net of cash acquired), Fraser Canyon ($3.6 million, net of cash acquired), and CSIA ($0.5 million), along with $0.2 million of property, equipment, and intangible asset purchases.

Net cash used in investing activities was $0.1 million for the year ended December 31, 2024, consisting of property and equipment purchases.

Cash Flows from Financing Activities

Net cash provided by financing activities was $12.3 million for the year ended December 31, 2025. Cash inflows included $6.25 million in gross proceeds from the Senior Secured Convertible Notes, $5.0 million in gross proceeds from our March 2025 public offering, a $4.0 million net increase in our revolving line of credit, and $0.3 million from our equity line of credit. Cash outflows included $2.3 million in financing fees and $1.0 million in debt repayments.

Net cash used in financing activities was $3.7 million for the year ended December 31, 2024, primarily reflecting a $2.3 million net decrease in our line of credit, $1.0 million in debt repayments, and $0.2 million in deferred IPO costs.

Funding Requirements

The Company used the net proceeds of its March 2025 Public Offering to fund a portion of the cash consideration for the Carolina Stone acquisition (closed August 22, 2025) and the Fraser Canyon / CSI acquisition (closed December 1, 2025), and for general corporate and working capital purposes.

The Company plans to raise additional funds to finance the growth of our operations through equity financing or debt financing arrangements. If we raise additional funds by issuing equity or equity-linked securities, the ownership of our existing stockholders will be diluted.

Off-Balance Sheet Arrangements

During the periods presented we did not have, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Significant Judgments and Estimates

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. Management has discussed the development and selection of the critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure relating to critical accounting policies in this Management's Discussion and Analysis.

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements included as part of this report, which have been prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the revenue and expenses incurred during the reported periods. We base estimates on our historical experience, known trends and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The full details of our accounting policies are presented in Note 3 of our audited consolidated financial statements for the year ended December 31, 2025. These policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of our consolidated financial statements and the uncertainties that could have a bearing on its financial results. The significant accounting policies that we believe to be most critical in fully understanding and evaluating our financial results are revenue recognition and management estimates.

Revenue Recognition

The Company recognizes revenue when control of promised goods or services transfers to the customer, which for product sales through our distribution businesses generally occurs at a point in time upon shipment, and for installation services provided through Carolina Stone occurs over time as the work is performed. Revenue is presented net of sales tax. For 2025 and 2024, there are no material estimates of variable consideration included in revenue.

Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make a number of assumptions and estimates that affect the reported amounts of assets, liabilities, and expenses in our financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's assumptions regarding current events and actions that may impact the Company in the future, actual results may differ from these estimates and assumptions.

Goodwill

At December 31, 2025, goodwill totaled $18.5 million compared to $23.3 million at December 31, 2024. During 2025, the Company recorded a $6.2 million impairment charge related to the Instone reporting unit as part of its annual goodwill impairment test. The impairment resulted from a decline in the estimated fair value of the Instone reporting unit, primarily driven by revised near-term revenue and earnings projections reflecting softer demand conditions and the impact of higher operating costs. Goodwill acquired through the Carolina Stone and Fraser Canyon acquisitions partially offset the impairment charge. The Company will continue to evaluate goodwill for impairment at least annually, or more frequently if indicators of potential impairment exist.

Goodwill represents costs in excess of the estimated fair values of acquired net assets in a business combination. Goodwill and other intangible assets with indefinite lives are reviewed annually for impairment.

Under U.S. GAAP, goodwill is not amortized but is reviewed annually for impairment at a level of reporting referred to as a reporting unit. A reporting unit is an operating segment, or one level below the operating segment, depending on whether certain criteria are met. The Company's goodwill is allocated to two reporting units: the TotalStone segment (TotalStone, LLC and Canadian Stone Industries) and the Carolina Stone segment (Carolina Stone Distributors, LLC). See Note 7.

We perform our annual impairment test as of October 1 each year, or in between annual tests whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable, to determine whether an impairment exists. The goodwill impairment test compares a market participant perspective of fair value for a reporting unit to its carrying amount. As necessary, we recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized would not exceed the total amount of goodwill.

We have the option to perform a qualitative assessment to determine whether it is necessary to perform the quantitative goodwill impairment test. However, we may elect to perform the quantitative goodwill impairment test even if no indications of a potential impairment exist.

Factors considered in our qualitative assessments include (i) macroeconomic conditions including changes in interest rates and discount rates, (ii) industry and market considerations including multiples based on business enterprise value to EBITDA, (iii) trailing twelve month adjusted EBITDA of TotalStone determined on a consistent basis as that utilized in our debt financial covenants, and (iv) revenue levels, adjusted EBITDA and the EBITDA multiple implied in the enterprise valuation of TotalStone in our business combination transaction.

For 2025, we performed a quantitative goodwill impairment test utilizing two approaches: income approach, which converts future estimates of cash flows by reporting unit to a single (discounted) current value, and the market approach, which uses publicly available peer data to estimate value of the reporting unit. The valuation techniques performed in our quantitative analysis make use of our estimates and assumptions related to revenue and operating margin growth rates, future market conditions, determination of market multiples and comparative companies, and determination of risk-adjusted discount rates. Forecasts of future operations are based, in part, on actual operating results and our expectations as to future growth and market conditions, which are inherently uncertain and difficult to project. In performing our analysis, we make assumptions and apply judgments to estimate industry economic factors and the future profitability of our businesses. Due to the uncertainty and complexity of performing the goodwill impairment analysis, future results related to market conditions and our business operations and other inputs to the analysis may be worse than estimated or assumed. In such cases, we may be exposed to future material impairments of goodwill.

For 2025, we also considered our market capitalization and made estimates to attribute market capitalization to Total Stone. We used the market capitalization attributed to TotalStone as an estimate of fair value for comparison to the carrying value of TotalStone.

The results of our 2025 quantitative goodwill impairment testing indicated that the estimated fair value of the Instone reporting unit was below its carrying value by approximately $6,200 thousand, or 31.4%. Accordingly, the Company recorded a goodwill impairment charge of $6,200 thousand during the year ended December 31, 2025. The fair value was estimated using a blend of the income approach (discounted cash flow, weighted 50%), the guideline public company method (weighted 25%), and the guideline merged and acquired company method (weighted 25%). Key assumptions included a discount rate (WACC) of 15.50%, a terminal growth rate of 4.0%, and revenue growth rates ranging from 9.0% to 5.5% over the projection period. The fair value estimate also incorporated a $4,173 thousand benefit attributable to net operating loss carryforwards.

Long-lived Asset Impairments

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount of which the carrying amount of the assets exceeds the fair value of the assets. For 2025 and 2024, no impairment charges were necessary.

Inventories

Inventories increased $7.4 million, or 77.1%, to $17.1 million at December 31, 2025 from $9.6 million at December 31, 2024. The increase was primarily driven by the addition of Carolina Stone and Fraser Canyon inventories acquired in the August and December 2025 acquisitions. Organic inventory levels remained consistent with the prior year.

Inventories consisting of finished goods are stated at the lower of cost, determined by the average cost method, or net realizable value. Inventories also include deposits placed on inventory purchases for shipments not yet received. Significant prepaid inventory may be located overseas. At December 31, 2025 and 2024, the total prepaid inventory balance was $61.0 thousand and $163.0 thousand, respectively. We periodically review our inventory on hand and record a provision for excess, obsolete and slow-moving inventory based on our estimated forecast of product demand, as well as historical usage. The reserve for obsolete or slow-moving inventory at December 31, 2025 and 2024, totaled $793.0 thousand and $576.0 thousand, respectively.

Property and Equipment

Property and equipment is stated at cost and is depreciated over the estimated useful lives ranging from three to forty years. Depreciation is computed by using the straight-line method for financial reporting purposes and straight-line and accelerated methods for income tax purposes. Property and equipment is comprised of building, machinery & equipment, computer equipment, leasehold improvements, software, office equipment, vehicles, and furniture & fixtures. Maintenance and repairs are charged to expense as incurred.

Business Combinations. The Company accounts for business combinations in accordance with ASC 805, Business Combinations. Under this guidance, the purchase price is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date, with the excess recorded as goodwill. The Company uses independent third-party valuation specialists to assist in determining the fair values of assets acquired and liabilities assumed, including identifiable intangible assets such as customer relationships, trade names, and non-compete agreements. Significant judgment is required in estimating the fair values of intangible assets, including assumptions regarding revenue growth rates, customer attrition rates, royalty rates, discount rates, and useful lives. Changes in these assumptions could materially affect the purchase price allocation and the resulting goodwill recognized. The Company has one year from the acquisition date to finalize the purchase price allocation.

Convertible Notes. The Company evaluates its convertible notes in accordance with ASC 470-20, Debt with Conversion and Other Options, and ASC 815, Derivatives and Hedging. The Company assesses whether the conversion features of its convertible notes require bifurcation and separate accounting as derivative liabilities. The embedded conversion features in the Company's senior secured convertible notes were bifurcated and accounted for as derivative liabilities at fair value, with subsequent changes in fair value recognized in earnings (see Note 11). Original issue discounts, debt issuance costs, and derivative-related discounts are amortized to interest expense over the term of the notes using the effective interest method.

Foreign Currency Translation. The functional currency of the Company's Canadian subsidiary, Fraser Canyon Holdings Inc. (doing business as Canadian Stone Industries), is the Canadian dollar. Assets and liabilities denominated in Canadian dollars are translated into U.S. dollars at the exchange rate in effect at the balance sheet date, and revenues and expenses are translated at average exchange rates during the period. Translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity. Foreign currency transaction gains and losses are recognized in the consolidated statements of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Index to Financial Statements and Financial Statement Schedules from page F-1 of this annual report on Form 10-K, which are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as that term is defined in Rule 13a-15(e), promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our Company's reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer to allow timely decisions regarding required disclosure. Our management, with the participation of our principal executive officer and principal financial officer, evaluated our Company's disclosure controls and procedures as of the end of the period covered by this Form 10-K. Based on this evaluation, our principal executive officer and principal financial officer concluded that as of December 31, 2025, our disclosure controls and procedures were not effective. The ineffectiveness of our disclosure controls and procedures was due to material weaknesses in our internal control over financial reporting. The Company filed a Notification of Late Filing on Form 12b-25 with the SEC on March 31, 2026 to extend the filing deadline for this Annual Report by 15 calendar days pursuant to Rule 12b-25 under the Exchange Act, as the Company required additional time to complete the purchase price allocations for its 2025 acquisitions and the preparation of its consolidated financial statements.

Management's Annual Report on Internal Control Over Financial Reporting

This Annual Report on Form 10-K does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the year ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

As discussed in Note 4, the Company completed the acquisitions of Carolina Stone Distributors, LLC on August 22, 2025 and Fraser Canyon Holdings Inc. on December 1, 2025. The Company has excluded the acquired businesses from its assessment of internal control over financial reporting as of December 31, 2025, as permitted by SEC guidance that allows companies to exclude acquisitions completed during the fiscal year from their annual assessment of internal control over financial reporting. The Company is in the process of integrating the internal controls of the acquired businesses into its overall system of internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table and biographical summaries set forth information, including principal occupation and business experience, about our directors and executive officers as of April 15, 2026:

Directors and Executive Officers	Position/Title	Age
Matthew E. Lipman	Chief Executive Officer and Director	47
Michael Toporek	Chairman	61
Edward Schultz	Chief Financial Officer	42
Kevin Grotke	President and Chief Executive Officer of TotalStone, LLC	53
Charles Dana	Director (Lead Independent Director)	70
John M. Holliman, III	Director	72
Gordon Strout	Director	63
Fredric J. Feldman, Ph.D.	Director	86
Elwood D. Howse, Jr.	Director	86

Matthew E. Lipman, Chief Executive Officer and Director. Mr. Lipman brings over 25 years of experience working with companies to establish growth strategies and execute acquisitions. Mr. Lipman has served as a director since July 2017. Mr. Lipman has served as a member of the Board of Directors of Soluna Holdings, Inc., a Nasdaq-listed digital infrastructure company, since 2016. Mr. Lipman joined Brookstone Partners in 2004, currently serving as a Managing Director. From July 2001 through June 2004, Mr. Lipman was an analyst in the mergers and acquisitions group at UBS Financial Services Inc. Mr. Lipman has a B.S. in Business Administration from Babson College. Mr. Lipman currently serves on the Board of Directors of Advanced Disaster Recovery Inc., Virginia Abrasives Corporation, and TotalStone, LLC. The Board believes that Mr. Lipman's proficiency in reading and understanding financial statements, generally accepted accounting principles and internal controls, qualifies him to serve as Chief Executive Officer.

Michael Toporek, Chairman. Mr. Toporek has served as a director since July 2017. Since 2003, Mr. Toporek has served as the Managing General Partner of Brookstone Partners, a lower/middle market private equity firm based in New York and an affiliate of BP Peptides, LLC ("Brookstone Partners"). Mr. Toporek, a member of the Board of Directors of Soluna Holdings since 2016, served as Soluna Holdings' Chief Executive Officer from November 2020 until May 2023 and has served as Executive Chairman of the Board since that date. Prior to founding Brookstone Partners in 2003, Mr. Toporek was both an active principal investor and an investment banker. Mr. Toporek began his career in Chemical Bank's Investment Banking Group, later joined Dillon, Read and Co., which became UBS Warburg Securities Ltd. during his tenure, and SG Cowen and Company. Mr. Toporek currently serves on the Board of Directors of Harmattan Energy Limited. Mr. Toporek has a B.A. in Economics and an M.B.A from the University of Chicago. Mr. Toporek brings strategic and financial expertise to the Board as a result of his experience with Brookstone Partners, which the Board believes qualifies him to serve as Chairman.

Edward Schultz, CFO. Mr. Schultz has served as Chief Financial Officer since August 2023. Mr. Schultz also serves as the Vice President of Finance of TotalStone, LLC since June 2021. Prior to his employment with Capstone and TotalStone, Mr. Schultz was employed as Director of Financial Reporting and Technical Accounting for Brookfield Properties Retail from September 2012 through June 2021. He holds a Bachelor of Science in Accountancy from the Governors State University.

Kevin Grotke, President and Chief Executive Officer of TotalStone, LLC. Mr. Grotke oversees the operations and financial performance of TotalStone, LLC (d/b/a Instone) and leads the Company's relationships with its key customers and suppliers. Mr. Grotke joined Instone in 2010 when Instone acquired the building materials distribution business from Hearth & Home Technologies, a division of HON Industries. Prior to joining Instone, Mr. Grotke held leadership and line-level positions during a 15-year career at Owens Corning, most recently serving as Director of North American Sales. Mr. Grotke holds a Bachelor's degree from Bowling Green State University with a dual major in Purchasing/Inventory Management and Production/Operations Management.

Charles "Chuck" Dana, Director (Lead Independent Director). Mr. Dana has served as lead independent director since March 2025. Mr. Dana has been an investor in Brookstone since 2003, and in 2016 joined the firm as an Operating Partner. His main responsibilities are to assist in the strategy and operations of Brookstone's portfolio companies and to identify and acquire middle market companies. Mr. Dana has over 40 years of financial and general management experience. He started his career at GE and had successively more responsible financial role culminating as President — GE Locomotives Indonesia. Mr. Dana then joined Owens Corning in 1995. He was the President of the Composites Solutions Business from 2003 to 2010 growing sales from $1.2 billion to $2.4 billion both through organic sales growth but also with via several acquisitions. Mr. Dana then served as the Group President for Building Materials ($4.5 billion sales) from 2010 to 2015, a segment that produced eighteen (18) consecutive quarters of net income growth for the insulation business under his leadership. Mr. Dana retired from Owens Corning and served as EVP at Molded Fiber Glass Companies before joining Brookstone. The Board believes the experience and knowledge of Mr. Dana qualifies him to serve on our Board.

John M. Holliman, III, Director. Mr. Holliman has served as a director since September 1987 and as former Chairman of the Board of Directors from August 1997 through July 2017. Since February 1993 he has been a general partner of entities which are the general partners of Valley Ventures, LP (formerly known as Arizona Growth Partners, LP), Valley Ventures II, LP, Valley Ventures III, LP, Valley Ventures III Annex, LP, all of which are venture capital funds. He has over thirty-nine years of business experience, including service on the boards of over forty companies, commercial lending experience with major financial institutions, and has been active in venture capital financing for over thirty-five years serving a variety of industries. Mr. Holliman earned a BBA in Finance and a MBA from Southern Methodist University and a Master of International Management from the Thunderbird School of Global Management. During his career Mr. Holliman has gained substantial executive and board level experience in business, finance and operations. The Board believes the experience and knowledge of Mr. Holliman qualifies him to serve on our board and to chair our Audit Committee.

Gordon Strout, Director. Mr. Strout has served as a director since March 2025. Mr. Strout ran a small industrial supply business as well as a heating oil business starting in 1985. After successfully selling off the heating oil business he purchased his father's minority stake in the Industrial supply company in 1989. Instone and Total Lubrication (a Mobil branded lubricants distributor) grew out of the industrial supply business. In 2004 Gordon acquired a majority equity position. Gordon then partnered with Brookstone Partners in 2006 and served as President and CEO through April 2021 at which time he transitioned to Executive Chairman of the Instone board. Mr. Strout holds a bachelor's degree from the University of Miami, Coral Gables Fla. The Board believes the experience and knowledge of Mr. Strout qualifies him to serve on our Board.

Fredric J. Feldman, Ph.D., Director. Mr. Feldman has served as a director since March 2025. Mr. Feldman, Ph.D., has been the President of FJF Associates, a consultant to venture capital and emerging companies, since February 1992 and has served as a director of the Company since 1991. From September 1995 to June 1996, he was the Chief Executive Officer of Biex, Inc., a women's healthcare company. He served as Chief Executive Officer of Oncogenetics, Inc., a cancer genetics research company, from 1992 to 1995. Between 1988 and 1992, Dr. Feldman was the President and Chief Executive Officer of Microgenics Corporation, a medical diagnostics company. From 1984 to 1988 Dr. Feldman was Vice President and then President of Instrumentation laboratory a medium sized International Medical Diagnostic Instrumentation Company. Dr. Feldman received his Ph.D. in analytical chemistry from the University of Maryland. He has been a director of a number of public and private companies. The Board believes that Dr. Feldman's over 40 years of operating, scientific and business experience in industry qualifies him for service on our board.

Elwood D. Howse, Jr., Director.   Mr. Howse has served as a director since March 2025. Mr. Howse previously served as a director of the Company from 1987 to 2023. In 1982, Mr. Howse founded Cable, Howse and Ragen, investment banking and stock brokerage firm, subsequently known as Ragen MacKenzie. In 1977, Mr. Howse co-founded Cable & Howse Ventures, an early-stage venture capital firm focused on technology. In 1976, he served as Vice President, Corporate Finance, for Foster & Marshall, a northwest stock brokerage firm. In 1974 he was the Chief Financial Officer of Seattle Stevedore Company and the Miller Produce Company. Mr. Howse has served as a corporate director and advisor to various public, private and non-profit enterprises. He served on the board of the National Venture Capital Association and is past President of the Stanford Business School Alumni Association. Mr. Howse holds a BS in Engineering from Stanford University and an MBA from Stanford Graduate School of Business. Mr. Howse also served in the US Navy as a nuclear submariner. The Board believes Mr. Howse's education and company operations skills brings important financial and business experience to the board and qualifies him to serve on our board.

None of the above directors and executive officers has been involved in any legal proceedings as listed in Regulation S-K, Section 401(f).

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Composition, Committees, and Independence

Director Independence

The Nasdaq Marketplace Rules require a majority of a listed company's Board of Directors to be comprised of independent directors within one year of listing. In addition, the Nasdaq Marketplace Rules require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act.

Under Rule 5605(a)(2) of the Nasdaq Marketplace Rules, a director will only qualify as an "independent director" if, in the opinion of our Board of Directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 of the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the Board of Directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.

Our Board of Directors has reviewed the composition of our Board of Directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our Board of Directors has determined that each of Messrs. Charles Dana, Fredric J. Feldman, Ph.D., Elwood D. Howse, Jr., and John M. Holliman, III is an "independent director" as defined under Rule 5605(a)(2) of the Nasdaq Marketplace Rules. Our Board of Directors also determined that John M. Holliman, Elwood D. Howse Jr. and Fredric J. Feldman Ph.D., who comprise our audit committee, Fredric J. Feldman Ph.D., Charles Dana and John M. Holliman, who comprise our compensation committee, and Charles Dana, Elwood D. Howse Jr. and Fredric J. Feldman Ph.D., who are members of our nominating and corporate governance committee, satisfy the independence standards for such committees established by the SEC and the NASDAQ Marketplace Rules, as applicable. In making such determinations, our Board of Directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director.

Audit Committee.   We have established an audit committee consisting of John M. Holliman, III, Elwood D. Howse, Jr., and Fredric J. Feldman, Ph.D. John M. Holliman, III is chairman of the audit committee and he qualifies as an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K.

The audit committee's duties are to recommend to our board of directors the engagement of independent auditors to audit our financial statements and to review its accounting and auditing principles. The audit committee will review the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent public accountants, including their recommendations to improve the system of accounting and internal controls. The audit committee will at all times be composed exclusively of directors who are, in the opinion of our board of directors, free from any relationship which would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.

Compensation Committee.   We have established a compensation committee consisting of Fredric J. Feldman, Ph.D., Charles Dana, and John M. Holliman, III. Fredric J. Feldman is chairman of the compensation committee.

In considering and determining executive and director compensation, the compensation committee reviews compensation that is paid by other similar public companies to its officers and takes that into consideration in determining the compensation to be paid to our officers. The compensation committee also determines and approves any non-cash compensation paid to any employee. We do not engage any compensation consultants to assist in determining or recommending the compensation to our officers or employees.

Nominating and Corporate Governance Committee.   We have established a nominating and corporate governance committee consisting of Charles Dana, Elwood D. Howse, Jr., and Fredric J. Feldman, Ph.D. Charles Dana is chairman of the nominating and corporate governance committee. The responsibilities of the nominating and corporate governance committee include the identification of individuals qualified to become Board members, the selection of nominees to stand for election as directors, the oversight of the selection and composition of committees of the Board, establishing procedures for the nomination process, oversight of possible conflicts of interests involving the Board and its members, developing corporate governance principles, and the oversight of the evaluations of the Board and management. The nominating and corporate governance committee has not established a policy with regard to the consideration of any candidates recommended by stockholders. If we receive any stockholder recommended nominations, the nominating and corporate governance committee will carefully review the recommendation(s) and consider such recommendation(s) in good faith.

Code of Ethics

Our Board of Directors has adopted a Code of Business Conduct and Ethics applicable to each officer, director, and employee of the Company. The full text of our Code of Business Conduct and Ethics is posted on our website at *www.capstoneholdingcorp.com*. We intend to disclose on our website any future amendments of our Code of

Business Conduct and Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Business Conduct and Ethics. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report, and you should not consider information on our website to be part of this Annual Report.

Insider Trading Policy

The Company has an Insider Trading Policy governing all transactions in the Company's securities by the Company's directors, officers, and employees. The Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable listing standards. For more information, please refer to the Insider Trading Policy listed on Exhibit 19.1 to this Annual Report on Form 10-K.

Term of Office

Our directors are appointed at the annual meeting of shareholders and hold office until the annual meeting of the shareholders next succeeding his or her election, or until his or her prior death, resignation or removal in accordance with our bylaws. Our officers are appointed by the Board and hold office until the annual meeting of the Board next succeeding his or her election, and until his or her successor shall have been duly elected and qualified, subject to earlier termination by his or her death, resignation or removal.

ITEM 11. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning all compensation earned by our Chief Executive Officer and two other persons who served as executive officers as, at, or during the year ended December 31, 2025, and who earned compensation exceeding $100,000 during the year ended December 31, 2025 (the "Named Executive Officers"), for services as executive officers for the last two years.

| | | Annual Compensation | | | Long-Term Compensation[3] | | |
| | | | | Other Annual | Nonqualified deferred compensation | Securities Underlying | Total |
Name and Principal Position	Year	Salary[1]	Bonus[2]	Compensation	earnings	Options	Compensation
Matthew Lipman	2025	$ 198,077	$ —	$ 8,774	$ —	$ —	$ 206,851
CEO	2024	$ —	$ —	$ 48,000	$ —	$ —	$ 48,000
Michael Toporek	2025	$ —	$ —	$ 20,000	$ —	$ —	$ 20,000
Chairman	2024	$ —	$ —	$ 48,000	$ —	$ —	$ 48,000
Edward Schultz(3)	2025	$ 238,760	$ 27,808	$ —	$ —	$ —	$ 266,568
CFO	2024	$ 216,161	$ —	$ —	$ —	$ —	$ 216,161

Kevin Grotke	2025	$	324,285	$	5,481	$	—	$	—	$	—	$	329,765
President and CEO of TotalStone	2024	$	306,099	$	—	$	—	$	—	$	—	$	306,099

(1) Management base salaries can be increased by our Board of Directors based on the attainment of financial and other performance guidelines set by our management.

(2) Salaries listed do not include annual bonuses to be paid based on profitability and performance. These bonuses will be set, from time to time, by a disinterested majority of our Board of Directors. No bonuses will be set until such time as the aforementioned occurs.

(3) Mr. Schultz receives a portion of his compensation through the Company's subsidiary TotalStone, LLC where he also serves as the Vice President of Finance.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding equity awards held by the Named Executive Officers as of December 31, 2025.

Name	Number of Securities Underlying Unexercised Options, Exercisable (#)	Number of Securities Underlying Unexercised Options, Not Exercisable (#)	Option Exercise Price ($)	Option Expiration Date
Matthew Lipman	—	—	—	—
Michael Toporek	—	—	—	—
Edward Schultz	—	—	—	—

Equity Incentive Plan

In June 2015, our stockholders approved the 2015 Equity Incentive Plan (the "2015 Plan") and reserved 1,000,000 shares of our common stock for issuance. At December 31, 2024, no shares remained available to grant under the Plan and all granted shares are fully vested.

Stock-based compensation expense reflects the fair value of stock-based awards measured at the grant date and recognized over the relevant vesting period. The Company generally estimates the fair value of each stock-based award on the measurement date using the Black-Scholes option valuation model which incorporates assumptions as to stock price volatility, the expected life of the options, risk-free interest rate and dividend yield. No options were granted in 2025 or 2024 and all the vesting and associated stock compensation expense occurred prior to January 1, 2023.

Stock Compensation

On November 14, 2025, the Company's Board of Directors adopted the 2025 Equity Incentive Plan (the "2025 Plan"), which was approved by the Company's shareholders on March 30, 2026. The 2025 Plan reserves shares of common stock representing approximately 21.5% of outstanding shares for issuance pursuant to equity awards. On March 30, 2026, the Company granted 1,995,000 restricted stock awards under the 2025 Plan at a grant date fair value of $0.649 per share. No stock-based compensation expense was recognized in FY2025 as the grant occurred subsequent to the balance sheet date. See Note 19 for additional details regarding the RSA grants.

The benefits provided under these plans are share-based payments and the Company accounts for stock-based awards exchanged for employee service in accordance with the appropriate share-based payment accounting guidance.

Stock-based compensation represents the cost related to stock-based awards granted to employees and directors. The Company measures stock-based compensation cost at grant date based on the estimated fair value of the award and recognizes the cost as expense on a straight-line basis in accordance with the vesting of the options (net of estimated forfeitures) over the employee's requisite service period. The Company estimates the fair value of stock-based awards on the grant date using a Black- Scholes valuation model.

As of December 31, 2025 and December 31, 2024, there were approximately 50 and 500 options exercisable and vested at a weighted average exercise price of $163.00, respectively. During 2025, 450 options expired unexercised. In addition, the Company issued a warrant to Brookstone Partners IAC to purchase up to 6,322 shares of the Company's Common Stock, which provides for quarterly vesting of shares in amounts approximately equal to the amount of quarterly interest payable that would have been payable under the Agreement, converted into shares at $0.075, all of which has now vested, and can be exercised through October 15, 2028 with an exercise price that was between $10.00 and $30.00 per share, as determined by an independent valuation, through April 1, 2024, and, since that date, the lesser of (i) $75.00 per warrant share and (ii) the 10-day average closing price of the Company's common stock.

Employee Pension, Profit Sharing or other Retirement Plan

TotalStone, LLC maintains a defined contribution pension plan (the "401(k) Plan"), which covers all employees electing to participate after completing certain service requirements. Employer contributions are made at the Company's discretion. Generally, the Company makes safe harbor matching contributions equal to 100% of employee contributions up to 4% of the employee's Plan Compensation, as defined. Each participant is 100% vested in their salary deferral and the safe harbor matching contributions. Other employer discretionary contributions are subject to a graded vesting schedule. TotalStone's employer matching contributions for fiscal years 2025 and 2024 were $150.7 thousand and $159.0 thousand, respectively.

During the period from the acquisition date of August 22, 2025 through December 31, 2025, Carolina Stone Distributors, LLC maintained a SIMPLE IRA plan covering eligible employees after 90 days of service, under which Carolina Stone matched employee contributions up to 3% of eligible compensation. Employer matching contributions under the SIMPLE IRA for the stub period totaled approximately $10,000. The SIMPLE IRA was terminated effective December 31, 2025, and Carolina Stone employees became eligible to participate in TotalStone's 401(k) Plan effective January 1, 2026.

Canadian Stone Industries Inc. sponsors a Group Registered Savings Plan ("Group RSP") through RBC covering all employees after three months of continuous service. Under the plan, CSI matches employee contributions at 2% of eligible compensation with immediate vesting. Employer matching contributions for the period from the acquisition date of December 1, 2025 through December 31, 2025 totaled approximately $1,000.

Compensation of Executive Officers

On January 2, 2025, we entered into an executive employment agreement with Matthew Lipman, our Chief Executive Officer, which became effective on March 7, 2025. Under this agreement, Mr. Lipman serves as the Company's Chief Executive Officer with a base salary of $250,000 per annum and an annual performance bonus ranging from 50% to 100% of the base salary. The agreement commenced on its effective date and terminate on January 31, 2028, with automatic one-year extensions unless either party provides 120 days' written notice to opt-out. The agreement includes a noncompetition clause effective for 18 months following the termination of Mr. Lipman's employment with the Company. In the event of termination due to death, disability, for cause by the Company, resignation by Mr. Lipman without good reason, or non-extension of the agreement, Mr. Lipman will be entitled to any previously earned but unpaid base salary through the termination date, any earned but unpaid annual performance bonus, and other accrued benefits. If the agreement is terminated by the Company without cause or by Mr. Lipman for good reason, Mr. Lipman will receive a lump sum payment equal to three years' base salary and the target performance bonus, as well as continued copayment by the Company of coverage premiums for 12 months following the termination date, at the same level and cost as if he were an active employee.

Effective August 25, 2023, we began to compensate Mr. Edward Schultz, our Chief Financial Officer, an annual salary of $200,000 paid in accordance with our standard employee payroll practices. Mr. Schultz receives a portion of his compensation through the Company's subsidiary TotalStone, LLC where he also serves as the Vice President of Finance.

Subsequent to December 31, 2025, on January 21, 2026, Mr. Lipman voluntarily reduced his annual base cash salary to $1.00 for a period of one year, effective immediately, to align executive compensation directly with common shareholder equity appreciation in connection with the Company's cost rationalization program described in Note 19.

Compensation of Directors

John M. Holliman, III. and Michael Toporek received director compensation of $48,000 annually for 2024 and 2023 for service on the Company's board prior to the Public Offering that closed on March 7, 2025.

In connection with the completion of its Public Offering on March 7, 2025, the Company adopted a director compensation plan consisting of an annual cash retainer of $20,000 paid quarterly in arrears. For the fiscal year ended December 31, 2025, each non-employee director earned $15,000 under this plan, representing compensation for Q2 through Q4 2025. On March 30, 2026, the Company granted restricted stock awards to non-employee directors under the 2025 Stock Incentive Plan, as described in Note 19.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of March 31, 2026 based on 11,453,707 shares of common stock outstanding.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities as well as any common stock that the person has the right to acquire within 60 days of April 15, 2026 through the exercise of stock options or other rights. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Except as otherwise indicated, the address of each of the shareholders listed below is: 5141 W. 122nd Street, Alsip, IL 60803.

	Beneficially Ownership Common Stock		
	Shares	Percentage	Percentage of Voting Power[5]
Name of beneficial owner 5% shareholders:			
BP Peptides, LLC [1]	128,096	1.12%	5.58%
BPA XIV, LLC (1)	2,528,662	22.08%	18.18%
BPA XXI, LLC (1)	—	—	5.93%
Named executive officers and directors:			
Matthew E. Lipman(1) (2)	3,048,436	26.62%	32.50%
Michael Toporek [1] [3]	519,774	4.54%	21.41%
Edward Schultz	190,000	1.66%	1.37%
Kevin Grotke	526,102	4.59%	3.78%
John M. Holliman, III	96,095	*	*
Gordon Strout [1] [4]	1,006,128	8.78%	7.23%
Charles Dana	95,000	*	*
Fredric J. Feldman, Ph.D.	95,000	*	*
Elwood D. Howse, Jr.	95,000	*	*
All executive officers and directors as a group (nine (9) persons)	**5,671,535**	**49.52%**	**58.44%**

*   Less than 1%.

(1)   Includes a warrant to purchase up to 6,322 shares of Common Stock issued to Brookstone Partners IAC, Inc., the investment manager of BP Peptides, LLC which is controlled by Matthew Lipman and Michael Toporek. The business address of BP Peptides, LLC is 776A 6th Ave. 2nd Floor, New York, NY 10001.

(2)   Includes 121,774 shares controlled by Matthew Lipman, through his control of BP Peptides, LLC. Brookstone Acquisition Partners XXI Corporation owns 81% of BP Peptides, LLC. Mr. Lipman owns approximately 4% of Brookstone Acquisition Partners XXI Corporation.

(3)   Consists of 121,774 shares controlled by Michael Toporek, through his control of BP Peptides, LLC. Brookstone Acquisition Partners XXI Corporation owns 81% of BP Peptides, LLC. Mr. Toporek owns approximately 30% of Brookstone Acquisition Partners XXI Corporation.

(4)   Mr. Strout has an interest in BP Peptides, LLC; however, he does not control it. Control of BP Peptides, LLC is held solely by Matthew Lipman and Michael Toporek.

(5) Voting power includes (i) 985,063 votes pursuant to the Series B Preferred Stock issued to Nectarine Management LLC (an entity whose voting of our securities held by such entity is solely controlled by Mr. Toporek) and (ii) 1,467,532 votes pursuant to Series Z 8% Non-Convertible Preferred Stock (642,364 shares held by BP Peptides, LLC and 825,168 shares held by Brookstone Partners Acquisition XXI Corporation), both of which vote alongside Common Stock.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The following includes a summary of transactions since January 1, 2023, to which we have been a party in which the amount involved exceeded or will exceed the lesser of (i) $120,000 and (ii) one percent (1%) of the average of our total assets at year-end for the prior two fiscal years, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under "Item 11. Executive Compensation." We also describe below certain other transactions with our directors, executive officers and stockholders.

TotalStone, LLC is party to a management and consulting agreement with a related party, Brookstone Partners IAC, Inc. ("Brookstone Partners IAC"), an entity controlled by our Chief Executive Officer (who is also a member of our board of directors) and the chairman of our board of directors. Pursuant to this agreement, Brookstone Partners IAC provides annual consulting services totaling $400,000, billed quarterly. The agreement also provides for an additional management fee equal to 5% of earnings before interest, taxes, depreciation, and amortization ("EBITDA") in excess of $4.0 million, plus a special services fee in cash equal to two percent (2%) of total consideration of any acquisition of a majority of the equity interests of any entity or an equity recapitalization of the Company. Management fees expensed for the year ended December 31, 2025 totaled $400,000 and are included in selling, general and administrative expenses. Amounts accrued for such consulting services totaled $954.0 and $351.0 as of December 31, 2025 and 2024. In connection with the Carolina Stone acquisition, Brookstone Partners IAC earned a 2% special services fee of approximately $94,000, which is included in transaction expenses in the consolidated statement of operations for the year ended December 31, 2025. On January 21, 2026, Brookstone Partners IAC agreed to waive management and consulting fees totaling $400,000 that would have accrued under the management agreement during the period from January 1, 2026 through December 31, 2026.

Separately, Gordon Strout, a director of the Company and Board Chairman of TotalStone, is party to an executive agreement with TotalStone pursuant to which he receives deferred compensation. As of December 31, 2025, approximately $145,000 of deferred compensation was accrued and payable to Mr. Strout under this agreement, which is included in accrued management fees on the consolidated balance sheet.

Stream Finance, LLC, which serves as a creditor on TotalStone's mezzanine term loan, is managed by Brookstone Partners. On March 7, 2025, the Special Preferred Membership Interests were exchanged for additional term loans in an aggregate principal amount of $1,143,646 (representing $1,006,377 of original principal plus $137,269 of accrued interest). An amendment fee of $695,000 is payable on the Deferral Date (as defined in the Stream Finance Credit Agreement). As of December 31, 2025, the total outstanding balance of the Stream Finance mezzanine term loan, including principal of $2,493,664 and accrued and deferred interest, was approximately $3.0 million. The maturity date of the Stream Finance Credit Agreement is September 30, 2027, as extended pursuant to the Third Amendment dated June 11, 2025.

TotalStone, LLC, was leasing a facility from a former officer and current Board Member of TotalStone, LLC for $29,000 per month. As of February 2022, the lessor is no longer a related party.

On December 21, 2020, BP Peptides, LLC exercised its right to convert $572,700 of accrued interest ($538,000) and secured debt ($35,000) into 24,900 shares of the Company's Common Stock (exercised price of $23/share). The Company incurred issuance expenses of $5,000 resulting in a net increase in Additional Paid-in Capital of $568,000.

On June 15, 2022, Brookstone exercised its right to convert $1.9 million of accrued interest and debt from its senior secured note into 78,333 shares of the Company's Common Stock at $24.75 per share. Following the Company's corporate restructuring and Public Offering on March 7, 2025, Brookstone Partners Acquisition XIV, LLC ("BPA XIV") received 2,528,662 shares of common stock in exchange for its TotalStone membership interests pursuant to the Master Exchange Agreement. As of December 31, 2025, BPA XIV held 2,528,662 shares, representing approximately 22.1% of the 11,453,707 shares of common stock outstanding.

In January 2021, the Company acquired a minority interest in Diamond Products Holdings, LLC ("DPH") through an $8.0 million promissory note issued by Capstone Beta LLC to Brookstone Acquisition Partners XXI Corporation ("Brookstone XXI"), with the Company's exposure limited to an $800,000 guaranty. In November 2023, the Diamond interest was sold to a third party for no cash consideration, resulting in an $8.0 million write-off of the investment and a $7.2 million gain on Brookstone XXI's debt forgiveness, for a net loss of $800,000. An unsecured promissory note for $800,000 was issued on March 31, 2024, bearing interest at 6% with a maturity date of June 30, 2026. On September 30, 2025, this note was exchanged for Series Z Preferred Stock as described below.

As of December 31, 2025, the Company owed the following notes payable and accrued interest to related parties. The notes held by BP Peptides, LLC and Brookstone Acquisition Partners XXI Corporation were exchanged for shares of Series Z 8% Non-Convertible Preferred Stock on September 30, 2025, as described below, and accordingly had no outstanding balance as notes payable as of December 31, 2025. As of December 31, 2025, Stream Finance, LLC was the sole remaining related party note payable.

Terms	BP Peptides, LLC		Stream Finance, LLC		Brookstone Acquisition Partners XXI[1]	
Issuance dates of notes		July 17, 2017		November 14, 2019		March 31, 2021 and March 31, 2024
Maturity date		June 30, 2026		September 30, 2027		June 30, 2026
Interest rate		6%		Disclosed Note 11		1% and 6%
Collateral		Secured		Unsecured		Secured/ Unsecured
Balance – December 31, 2023	$	774,327	$	1,309,244	$	1,009,778
Accrual of interest	$	42,152	$	248,860	$	43,044
Balance – December 31, 2024	$	816,479	$	1,558,104	$	1,052,822
Accrual of Interest	$	31,441	$	275,571	$	36,400
Exchange of Special Preferred for term loans	$	—	$	1,143,646	$	—
PIK interest capitalized	$	—	$	40,774	$	—
Exchanged for Series Z Preferred Stock	$	(847,920)	$	—	$	(1,089,222)
Balance – December 31, 2025	$	—	$	3,018,095	$	—

(1) In connection with the unwinding of the Diamond transaction in November 2023, the March 31, 2021 secured note accruing interest at 1% was replaced by a new unsecured note for $800,000 plus existing accrued interest

with interest accruing from November 2023 to maturity at 6% per annum.

BPA XIV, LLC, an entity controlled by Matthew Lipman, our Chief Executive Officer, and Gordon Rocks, Inc., an entity controlled by Gordon Strout, a director, are parties to the Master Exchange Agreement entered into by the Company, TotalStone and TotalStone's Class B Members. Pursuant to the Master Exchange Agreement, BPA XIV, LLC and Gordon Rocks, Inc. surrendered their existing TotalStone's membership interests and withdraw from the membership of TotalStone in exchange for 2,528,662 and 822,128 shares of Common Stock, respectively, on the Restructuring Date.

Special Preferred Membership Interests were issued by TotalStone in connection with the restructuring of its mezzanine indebtedness. This indebtedness is documented pursuant to that certain Second Amended and Restated Credit Agreement, dated as of March 8, 2023, with Stream Finance, LLC, as agent, and the lenders from time to time party thereto. The maturity date of the Stream Finance Credit Agreement is September 30, 2027, as extended pursuant to the Third Amendment dated June 11, 2025. On March 7, 2025, the Special Preferred Membership Interests were exchanged for additional term loans in an aggregate principal amount of $1,143,646 (representing $1,006,377 of original principal plus $137,269 of accrued interest).

In March 2025, the Company paid $200,000 as an advisory fee payment, related to the Public Offering, to Brookstone Partners, an entity controlled by our Chief Executive Officer (who is also a member of our board of directors) and the chairman of our board of directors.

On September 30, 2025, following approval by the Audit Committee of the Board, the Company and each of BP Peptides, LLC ("BP Peptides") and Brookstone Partners Acquisition XXI Corporation ("Brookstone Acquisition") (collectively, the "Brookstone Lenders"), entered into an Exchange Agreement (the "Exchange Agreement") whereby the Brookstone Lenders agreed to exchange their notes for shares of the Company's newly created Series Z 8% Non-Convertible Preferred Stock (the "Series Z Preferred"). As of September 30, 2025, BP Peptides held a note with a combined principal and interest balance of $847,920 and Brookstone Acquisition held a note with a combined principal and interest balance of $1,089,222. Both notes had a maturity date of June 30, 2026. Based on the Nasdaq Official Closing Price of the Company's Common Stock of $1.32 on the day prior to the parties entering into the Exchange Agreement, BP Peptides received 642,276 shares and Brookstone Acquisition received 825,067 shares of Series Z Preferred Stock. Upon completion of the exchange, the notes were extinguished in full and all rights thereunder were released. The shares of Series Z Preferred Stock were issued pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended. The Series Z Preferred Stock is mandatorily redeemable and has been classified as a liability in the Company's consolidated balance sheet in accordance with ASC 480, Distinguishing Liabilities from Equity. Interest expense of approximately $39,000 was recognized on the Series Z obligation for the period from September 30, 2025 through December 31, 2025. See Note 11 for additional information.

At the Company's annual meeting of stockholders on November 18, 2025, stockholders approved possible future payments to Nectarine Management LLC ("Nectarine"), an entity controlled by Michael Toporek, the chairman of our board of directors, and Matthew Lipman, our Chief Executive Officer. Under the approved arrangement, the Company will pay Nectarine a consent fee of 0.25% to 2% of transaction value for certain transactions, including mergers, acquisitions, asset sales, capital stock issuances outside of equity incentive plans, joint ventures, and certain debt incurrences, plus reimbursement of legal fees up to $50,000 per transaction. On December 19, 2025, the Nominating and Corporate Governance Committee approved a payment to Nectarine equal to 2% of the $4,435,225 in cash paid at closing for the Fraser Canyon Holdings acquisition, totaling approximately $88,700. The Committee also approved reimbursement of Nectarine's legal fees related to the acquisition, up to $50,000. An additional approximately $52,650 in contingent payments to Nectarine personnel is payable upon Capstone's repayment of the CAD $3.6 million promissory note issued to the sellers of Fraser Canyon Holdings. In February 2025, Nectarine purchased 985,063 shares of Series B Preferred Stock for a purchase price of $30,000.

On January 21, 2026, TotalStone, LLC entered into a conditional fee waiver and deferral agreement with Brookstone Partners IAC and Gordon Strout. Under the agreement, Brookstone Partners IAC agreed to waive management and consulting fees totaling $400,000 that would have accrued during 2026 under the existing management agreement, and Mr. Strout agreed to waive salary or fee accruals amounting to $94,091 under his executive agreement with TotalStone. The waived amounts are conditional and will become payable only if TotalStone meets specified performance targets during the waiver period. See Note 19.

In connection with the Carolina Stone acquisition, Brookstone Partners IAC earned a transaction advisory fee of $94.0 thousand pursuant to the management agreement.

In connection with the Continental Stone Industries asset purchase completed December 1, 2025, Brookstone Partners IAC earned a 2% special services fee of approximately $9.2 thousand, which is included in transaction expenses in the consolidated statement of operations for the year ended December 31, 2025.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees Billed for Audit and Non-Audit Services

The following table presents for each of the last two fiscal years the aggregate fees billed in connection with the audits of our financial statements and other professional services rendered by our independent registered public accounting firm GBQ Partners LLC.

	2025	2024
Audit Fees (1)	$ 355,127	$ 159,931
Audit-related fees (2)	89,319	11,050
Tax fees (3)	18,710	23,310
Total	$ **463,156**	$ **194,291**

(1) Represents fees billed for professional services rendered for the annual audit, interim reviews of our financial statements and services provided in connection with registration statements.

(2) Represents fees billed for standalone audits for acquired entities.

(3) Represents fees billed for tax filing, preparation, and tax advisory services

PART IV

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

The financial statements and Report of Independent Registered Public Accounting Firm are listed in the "Index to Financial Statements and Schedules" on page F-1 and included from F-2 onwards.

2. Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission (the "Commission") are either not required under the related instructions, are not applicable (and therefore have been omitted), or the required disclosures are contained in the financial statements included herein.

3. Exhibits (including those incorporated by reference).

(b) Exhibits

Exhibit Number	Exhibit Description	Incorporated by Reference Form	Exhibit	Filing Date	Filed or Furnished Herewith
2.1	Form of the Agreement and Plan of Merger	8-K	2.1	11/24/2025	
2.2	Asset Purchase Agreement, dated November 30, 2025, by and between TotalStone, LLC, Continental Stone Industries Inc. and Jeffery Leech	8-K	2.1	12/02/2025	
2.3	Share Purchase Agreement, dated December 1, 2025, by and between InStone Canada Corp., Dream Family Holdings Ltd, Robert Jahnsen, The Jeffery Leech Family Trust, Jeffery Leech, Wendy Chiavacci, Michael Siemens, Nathan Thompson, Curt Trierweiler, and Jeffery Leech	8-K	2.2	12/02/2025	
3.1	Restated Certificate of Incorporation, dated April 22, 2005, as amended on May 21, 2010, June 22, 2015, August 22, 2019, February 10, 2021, and February 18, 2022	S-1	3.1	12/31/2024	
3.2	Bylaws of the Company	S-8	4.2	06/23/2015	
3.3	Amended and Restated Certificate of Designation of Series A Preferred Stock, dated June 22, 2015	S-1	3.3	12/31/2024	
3.4	Form of Certificate of Amendment to the Restated Certificate of Incorporation	S-1	3.4	02/06/2025	
3.5	Form of Certificate of Designation of Series B Preferred Stock	S-1	3.5	02/06/2025	
3.6	Certificate of Designation of Preferences, Rights and Limitations of Series Z 8% Non-Convertible Preferred Stock	8-K	3.1	10/06/2025	
4.1	Description of the Company's Securities				X
4.2	Amended and Restated Warrant to Purchase Common Stock, dated March 20, 2020, issued to BP Peptides, LLC	S-1	4.2	12/31/2024	
4.3	Warrant to Purchase Common Stock, dated January 30, 2018, issued to BP Peptides, LLC	8-K	10.2	02/01/2018	
4.4	Form of Senior Secured Convertible Note	8-K	4.1	10/23/2025	
4.5	Warrant Issued to 3i, LP, dated February 12, 2026				X

10.1	Form of Indemnification Agreement	S-1	10.1	02/06/2025
10.2	Fourth Amended and Restated Operating Agreement of TotalStone, LLC, dated March 27, 2020 and Effective as of November 26, 2021	S-1	10.10	12/31/2024
10.3	Consent and First Amendment to the Fourth Amended and Restated Operating Agreement of TotalStone, LLC, dated March 27, 2020 and Effective as of November 26, 2021	S-1	10.11	12/31/2024
10.4	Second Amended and Restated Credit Agreement, dated March 8, 2023, by and between TotalStone, LLC, Northeast Masonry Distributors, LLC, TotalStone Properties, LLC, and Stream Finance, LLC	S-1	10.12	12/31/2024
10.5	Consent, Waiver and Amendment to Second Amended and Restated Credit Agreement, dated October 18, 2024, by and between TotalStone, LLC, Northeast Masonry Distributors, LLC, TotalStone Properties, LLC, and Stream Finance, LLC	S-1	10.13	12/31/2024
10.6	Non-negotiable Secured Subordinated Promissory Note by and between TotalStone, LLC and Northeast Masonry Distributors, LLC	S-1	10.14	12/31/2024
10.7	Brookstone Partners IAC, Inc. Amended and Restated Management Fee Agreement Dated March 1, 2020 by and between TotalStone, LLC and Brookstone Partners IAC, Inc.	S-1	10.16	12/31/2024
10.8	Management Fee Agreement, dated March 27, 2020, by and between TotalStone, LLC and Capstone Holding Corp.	S-1	10.17	12/31/2024
10.9	Amendment of Amended and Restated Management Fee and Transaction Fee Agreement, dated November 15, 2024, by and between Capstone Holding Corp., TotalStone, LLC, and Brookstone Partners IAC, Inc.	S-1	10.18	12/31/2024
10.10	Revolving Credit, Term Loan and Security Agreement by and among TotalStone, LLC, Northeast Masonry Distributors, LLC, TotalStone Properties, LLC, and Berkshire Bank, dated December 20, 2017	S-1	10.25	12/31/2024
10.11	Amendments to Revolving Credit, Term Loan and Security Agreement Still in Effect As of December 30, 2024	S-1	10.26	12/31/2024
10.12	Second Amended and Restated Revolving Credit Note Issued by TotalStone, LLC and Northeast Masonry Distributors, LLC to Berkshire Bank, dated November 14, 2019	S-1	10.27	12/31/2024
10.13	Term Note Issued by TotalStone, LLC, Northeast Masonry Distributors, LLC, and TotalStone Properties, LLC to Berkshire Bank, dated November 22, 2021	S-1	10.28	12/31/2024
10.14	Second Amended and Restated Promissory Note Issued by Capstone Holding Corp. to Brookstone Partners Acquisition XXI Corporation, dated November 11, 2024	S-1	10.29	12/31/2024
10.15	Form of Master Exchange Agreement by and among Capstone Holding Corp., TotalStone, LLC, and TotalStone's Class B Member	S-1	10.30	02/06/2025
10.16	Form of Subscription Agreement for Purchase of Series B Preferred Stock	S-1	10.31	02/06/2025
10.17	Executive Employment Agreement by and between Capstone Holding Corp. and Matthew Lipman	S-1	10.32	02/06/2025
10.18	Form of Common Stock Purchase Agreement	10-Q	10.1	05/15/2026
10.19	Form of Registration Rights Agreement	10-Q	10.2	05/15/2026
10.20	First Amendment to Common Stock Purchase Agreement, dated June 26, 2025, by and between Capstone Holding Corp. and Tumim Stone Capital, LLC	8-K	10.1	06/27/2025
10.21	Form of Securities Purchase Agreement, by and between Capstone Holding Corp. and the Buyer	8-K	10.1	08/04/2025
10.22	Form of Senior Secured Convertible Note	8-K	10.2	08/04/2025
10.23	Conversion Price Voluntary Adjustment Notice	8-K	10.1	08/15/2025

10.24	Exchange Agreement by and among Capstone Holding Corp., BP Peptides, LLC, and Brookstone Partners Acquisition XXI Corporation, dated September 30, 2025	8-K	10.1	10/06/2025	
10.25	Conversion Price Voluntary Adjustment Notice, dated October 5, 2025	8-K	10.2	10/06/2025	
10.26	Capstone Holding Corp. 2025 Stock Incentive Plan	8-K	10.1	11/24/2025	
10.27	Conversion Price Voluntary Adjustment Notice	8-K	10.1	11/28/2025	
10.28	Subordinated Promissory Note in the Principal Amount of $1,600,000, issued by Instone Canada Corp.	8-K	10.1	12/02/2025	
10.29	Subordinated Promissory Note in the Principal Amount of $2,000,000, issued by Instone Canada Corp.	8-K	10.2	12/02/2025	
10.30	Guaranty Agreement, dated December 1, 2025, by and between Capstone Holding Corp. and Jeffery Leach	8-K	10.3	12/02/2025	
10.31	Earn-Out Agreement, dated December 1, 2025, by and between InStone Canada Corp., Dream Family Holdings Ltd, Robert Jahnsen, The Jeffery Leech Family Trust, Jeffery Leech, Wendy Chiavacci, Michael Siemens, Nathan Thompson, Curt Trierweiler, and Jeffery Leechby	8-K	10.4	12/02/2025	
10.32	Conditional Fee Waiver And Deferral Agreement, dated January 21, 2026, by and between TotalStone, LLC, Brookstone Partners IAC, and Gordon Strout	8-K	10.1	1/27/2026	
10.33	Third Amendment to Second Amended and Restated Credit Agreement by and among certain Company subsidiaries and Stream Finance LLC, effective as of June 11, 2025				X
10.34	Subordinated Promissory Note in the principal amount of $1,250,000 issued by CS Purchase Holdings LLC, dated August 22, 2025				X
10.35	Canadian Stone Industries TD Bank Credit Facility, dated November 7, 2025				X
10.36	Consent Joinder and Fourteenth Amendment by and among certain Company subsidiaries and Berkshire Bank, dated August 22, 2025				X
10.37	Fifteenth Amendment to Revolving Credit, Term Loan and Security Agreement by and among certain Company subsidiaries and Beacon Bank, dated December 19, 2025				X
10.38	Form of Nectarine Management Consent Fee Letter				X
19.1	Insider Trading Policy	10-K	19.1	3/31/2025	
21.1	List of Subsidiaries				X
23.1	Consent of Independent Registered Public Accounting Firm				X
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act Of 2002				X
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act Of 2002				X
32.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002				X
97.1	Capstone Holding Corp. Compensation Recovery Policy	10-K	97.1	3/31/2025	
101.INS	Inline XBRL Instance Document - The instance document does not appear in the interactive Data File because its XBRL tags are embedded within the Inline XBRL document				
101.SCH	Inline XBRL Taxonomy Extension Schema Document				
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				
104	Cover Page Interactive Data File (formatted as inline XBRL)				

ITEM 16. FORM 10-K SUMMARY

Not Applicable.

Index to Financial Statements

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Capstone Holding Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Capstone Holding Corp. (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements taken as a whole, and we are not, by communicating the critical audit matter below,

providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment – Instone Reporting Unit

Description of the Matter

As described in Note 7 to the consolidated financial statements, the Company's goodwill balance totaled $18.4 million as of December 31, 2025. Management, with assistance from a third-party valuation specialist, prepared a quantitative impairment test for the Instone reporting unit as of the Company's annual impairment testing date in the fourth quarter of 2025 using a combination of income and market approaches. As a result of this assessment, management concluded the fair value of the reporting unit was below its carrying value, resulting in a goodwill impairment charge of $6.2 million recognized during the fourth quarter of 2025.

We identified the goodwill impairment assessment as a critical audit matter. Specifically, the estimation of fair value of the reporting unit included significant assumptions, including projected revenues, margins and the discount rate.

How We Addressed the Matter in Our Audit

Our audit procedures included, among others:

- Evaluating the completeness and accuracy of information used to determine the carrying value of the reporting unit.

- Evaluating the reasonableness of projected revenues, gross margin and operating expenses relative to historical performance and underlying business strategies and growth plans.

- Utilizing professionals with specialized skills and knowledge in valuation to assist in: (i) evaluating the valuation framework and methods considered by the Company, (ii) evaluating the reasonableness of the discount rate and terminal growth rate used in the valuation model; (iii) performing a market capitalization reconciliation relative to the estimated fair values of reporting units; and (iv) performing a sensitivity analysis to supplement our evaluation of the reasonableness of the Company's revenue projections.

/s/ GBQ Partners LLC

We have served as the Company's auditor since 2020.

Columbus, Ohio
April 15, 2026

CAPSTONE HOLDING CORP.
CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31, 2025		December 31, 2024	
ASSETS				
Current Assets:				
Cash	$	727	$	11
Accounts receivable, net		4,864		2,762
Inventories		17,062		9,635
Prepaid expenses		231		150
Other current assets		118		242
Total current assets		23,002		12,800
Long-term Assets:				
Property and equipment, net		2,085		1,594
Goodwill		18,460		23,286
Other intangible assets		1,841		48
Right of use assets		5,397		2,068
Deferred tax asset		—		7,178
Other long-term assets		593		247
Total long-term assets		28,376		34,421
Total Assets	$	**51,378**	$	**47,221**
LIABILITIES & EQUITY				
Current Liabilities:				
Accounts payable	$	4,958	$	3,304
Accrued expenses		874		394
Management fee payable, related party		695		—
Line of credit		10,313		6,259
Current portion of long-term debt		3,707		1,855
Current portion, lease liability		1,655		738
Deferred tax liability		20		—
Derivative liability		702		—
Total current liabilities		22,924		12,550
Long-term liabilities:				
Accrued related party management fee		454		351
Accrued Series Z preferred stock dividends		39		—
Series Z preferred stock		1,937		—

Long term debt, net of current portion		9,344		6,323
Lease liability, net of current portion		3,833		1,437
Earn-out payable		352		—
Other long-term liabilities		42		—
Total long-term liabilities		16,001		8,111
Total Liabilities	$	38,925	$	20,661
TotalStone, LLC – Class B Preferred Units		—		28,475
TotalStone, LLC – Special Preferred Units		—		1,143
Equity:				
Series B Preferred Stock, no par value; 2,000,000 shares authorized; 985,063 issued as of December 31, 2025. No shares were authorized or issued as of December 31, 2024.		30		—
Common Stock $0.0005 par value; 50,000,000 and 200,000 shares authorized; 8,772,872 and 157,610 issued as of December 31, 2025 and December 31, 2024		4		—
Additional paid-in capital		230,457		193,044
Accumulated deficit		(218,037)		(196,102)
Accumulated other comprehensive loss		(1)		—
Total Equity		12,453		(3,058)
Total Liabilities, TotalStone, LLC. Preferred Units & Equity	$	**51,378**	$	**47,221**

See notes to consolidated financial statements

CAPSTONE HOLDING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Fiscal Year Ended December 31,	
	2025	**2024**
Sales	$ 48,110	$ 45,808
Sales returns and allowances	(1,229)	(932)
Net sales	**46,881**	**44,876**
Cost of goods sold	36,090	35,306
Gross Profit	**10,791**	**9,570**
Selling, general and administrative expenses	14,374	10,208
Impairment of goodwill	6,200	—
Transaction expenses	1,203	—
Income (loss) from operations	(10,986)	(638)
Loss on asset disposal	(11)	—
Change in fair value of derivative liability	829	—
Interest expense	(3,886)	(1,483)
Income (loss) from operations before taxes	**(14,054)**	**(2,121)**
Provision for Income Taxes (expense)	(7,176)	(442)
Net Income (Loss)	**(21,230)**	**(2,563)**
Less: Net income (loss) attributable to:		
Special preferred units preferred return	—	(328)
Class B units preferred return	(705)	(2,604)
Net Income (loss) attributable to Capstone Holding Corp. stockholders	**(21,935)**	**(5,495)**
Other Comprehensive Loss		
Foreign currency translation adjustment	(1)	—
Comprehensive Loss	$ **(21,936)**	$ **(5,495)**
Earnings (loss) per share:		
Net loss per share attributable to Capstone Holding Corp. stockholders – basic and diluted	$ (4.12)	$ (34.87)
Weighted average number of common shares outstanding – basic and diluted	5,321,454	157,610

See notes to consolidated financial statements

CAPSTONE HOLDING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended December 31, 2025	Fiscal Year Ended December 31, 2024
OPERATING ACTIVITIES		
Net loss	$ (21,230)	$ (2,563)
Non cash items:		
Depreciation and amortization	391	310
Net, amortization (accretion) to interest expense	2,173	—
Unrealized gain (loss) on derivative instruments	(829)	—
Provisions for doubtful debt	23	—
(Gain) loss on asset disposal	11	—
Impairment on goodwill	6,200	—
Deferred taxes, net	7,178	419
Paid-in-kind interest	52	—
Change in other operating items:	—	—
Accounts receivable and other assets	292	(181)
Accounts receivable - intercompany	—	—
Inventory	(1,284)	4,115
Prepaid and other assets	310	158
Change in operating leases, net	91	210
Accounts payable	83	624
Management fee payable, related party	798	—
Accounts payable - intercompany	—	—
Accrued expenses	1,153	819
Derivative liability	188	—
Other liabilities	(12)	(43)
Cash flows provided by (used in) operating activities	(4,412)	3,868
INVESTING ACTIVITIES		
Purchase of property and equipment, net	(122)	(120)
Purchase of intangible assets	(38)	(66)
Acquisition of Carolina Stone, net of cash acquired	(2,678)	—
Acquisition of CSIA, net of cash acquired	(464)	—
Acquisition of CSI, net of cash acquired	(3,611)	—
Cash flows used in investing activities	(6,913)	(186)
FINANCING ACTIVITIES		

Proceeds from debt issuance		6,250		—
Payments on financing lease liabilities		(158)		(208)
Financing fees paid		(2,335)		—
Borrowings under line of credit, net		4,040		(2,315)
Debt payments		(985)		(1,000)
Deferred IPO Costs		—		(200)
Proceeds from IPO and stock issuances		5,030		—
Proceeds from equity line of credit		275		—
Cash flows provided by (used in) financing activities		12,117		(3,723)
Effect of foreign currency rates on changes in cash		(76)		—
NET CHANGE IN CASH & CASH EQUIVALENTS		716		(41)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		11		52
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	**727**	$	**11**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Operating cash flows from finance leases (interest)	$	14	$	14
Conversion of Special Preferred Units to debt		1,143		—
Conversion of Class B Preferred Units to 3,782,641 shares of Common Stock		29,180		—
Conversion of long term debt to Series Z Preferred Stock		1,937		—
Conversion of debt to stock		2,897		—
Reclassification of derivative liability to APIC upon conversion		1,420		—
TotalStone preferred stock dividends charged to retained earnings		705		—
Financing cash flows from finance leases (principal portion)		158		208
Operating cash flows from operating leases		966		778
Interest Paid		873		1,483
Taxes Paid		29		31

See notes to consolidated financial statements

CAPSTONE HOLDING CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands, except Common Stock Shares)

	Common Stock	Common Stock	Series B (Shares)	Series B Preferred Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Equity	Class B Units	Special Preferred Unit
Balance at January 1, 2025	157,610	$ —	$ —	$ —	$ 193,044	$ (196,102)	$ —	$ (3,058)	$ 28,475	$ 1,143
Net Loss	—	—	—	—	—	(21,230)	—	(21,230)	—	—
Accrued Class B Distributions	—	—	—	—	—	(705)	—	(705)	705	—
Conversion of Class B Preferred Units to Common stock	3,782,641	1	—	—	29,180	—	—	29,181	(29,180)	—
Conversion of Special Preferred Units to Debt	—	—	—	—	—	—	—	—	—	(1,143)
Net public offering proceeds	1,250,000	2	—	—	3,250	—	—	3,252	—	—
Nectarine Management, LLC. Subscription Agreement	—	—	985,063	30	—	—	—	30	—	—
Issuance of commitment shares pursuant to equity line of credit	215,054	—	—	—	399	—	—	399	—	—
Issuance of common stock pursuant to equity line of credit	200,900	—	—	—	268	—	—	268	—	—
Issuance of common stock pursuant to Senior Convertible Note	3,166,667	1	—	—	4,316	—	—	4,317	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	(1)	(1)	—	—
Balance at December 31, 2025	**8,772,872**	$ **4**	**985,063**	$ **30**	$ **230,457**	$ **(218,037)**	$ **(1)**	$ **12,453**	$ —	$ —

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Equity	Class B Units	Special Preferred Unit
Balance at January 1, 2024	157,610	$ 193,044	$ (190,607)	$ 2,437	$ 25,871	$ 815
Net Loss	—	—	(2,563)	(2,563)	—	—
Accrued Class B Distributions	—	—	(2,604)	(2,604)	2,604	—

F-9

Accrued Special Preferred Distributions		—	—	(328)	(328)	—	328
Balance at December 31, 2024	$	**157,610**	$ **193,044**	$ **(196,102)**	$ **(3,058)**	$ **28,475**	**1,143**

See notes to consolidated financial statements

CAPSTONE HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Nature of Operations

Capstone Holding Corp. (the "Company") is a holding company that operates through its consolidated subsidiaries: TotalStone, LLC ("TotalStone"), Carolina Stone Holdings, LLC ("Carolina Stone"), and Fraser Canyon Holdings Inc. ("FCHI" and together with its subsidiaries, the "CSI business"). Through these subsidiaries, the Company distributes and installs masonry and stone veneer products for residential and commercial construction across North America.

On April 1, 2020, the Company obtained a controlling interest in TotalStone, a materials distribution company that distributes masonry and stone veneer products for residential and commercial construction across the United States. TotalStone operates under the trade names Instone and Northeast Masonry Distributors ("NMD").

On August 22, 2025, the Company, through its subsidiary CS Purchase Holdings LLC, acquired all of the issued and outstanding membership interests (the "Holdings Membership Interests") in Carolina Stone Holdings, which owns all of the issued and outstanding membership interests of Carolina Stone Distributors, LLC. Carolina Stone is a stone supplier and installer specializing in both manufactured and natural stone veneer and offering end-to-end services, including material supply, installation, and project management for residential, commercial, and multi-family projects in the Raleigh-Durham and Charlotte, North Carolina markets.

On December 1, 2025, through its indirect subsidiary Instone Canada Corp., the Company acquired 100% of the outstanding equity interests of Fraser Canyon Holdings, Inc. ("FCHI") and substantially all assets of Continental Stone Industries, Inc. ("CSIA"), collectively the "CSI business." FCHI is the parent company of Canadian Stone Industries Partnership, Canadian Stone Industries Inc., and CSIA, which together distribute natural and manufactured stone products wholesale from locations in Langley, British Columbia; North York, Ontario; and San Leandro, California. Effective at the closing of the CSI acquisition, the San Leandro, California operations were integrated into Instone's U.S. distribution network to consolidate West Coast operations; the CSI business today operates from two locations in British Columbia and Ontario.

Note 2 IPO and Restructuring

On March 7, 2025 (the "Restructuring Date"), Capstone closed its Public Offering of 1,250,000 shares of common stock (the "Public Offering Shares"), which were registered under the Rule 424(b) of the Securities Act of 1933, as amended, pursuant to the Registration Statement on Form S-1 (File No. 333-284105) which was declared effective by the SEC on February 14, 2025. The Public Offering Shares were sold at a public offering price of $4.00 per share, which generated net proceeds of approximately $3,252,000 after deducting underwriting discounts and commissions and other offering expenses.

On March 7, 2025, TotalStone entered into a fifth amended and restated limited liability company agreement to govern its operations and affairs and its relationship with its members, which post restructuring is solely Capstone.

On March 10, 2025, TotalStone paid Brookstone Partners IAC, Inc. $200,000 for financial advisory and related services with respect to Capstone's capital raising transaction as agreed upon in the Restated Management Fee Agreement and Transaction Fee Agreement executed in March 2025.

Outstanding warrants to purchase 1,125 Class A Common Interests in TotalStone were cancelled on the Restructuring Date.

On the Restructuring Date, pursuant to a master exchange agreement (the "Master Exchange Agreement") entered into by Capstone, TotalStone and TotalStone's Class B and Class C Members, all of TotalStone's Class B and Class C Preferred Interests were exchanged for 3,782,641 shares of Common Stock that constitute approximately 96% of the shares of Common Stock outstanding on the Restructuring Date, which were allocated to the Class B and Class C Members as set forth in the Master Exchange Agreement. As consideration for the issuance of 3,782,641 shares of Common Stock, the Class B and Class C Members surrendered their existing TotalStone's membership interests and withdrew from the membership of TotalStone. Following the restructuring, BP Peptides, LLC, the owner of approximately 77.3% of Capstone's shares prior to the restructuring, owns approximately 3% of Capstone's shares on a post restructuring basis. Following the restructuring, the largest holder of Capstone's shares (approximately 64%) will be BPA XIV, LLC. BP Peptides, LLC is jointly controlled by Matthew Lipman, our chief executive officer and a member of our board of directors, and Michael Toporek, the chairman of our board of directors, and BPA XIV, LLC is controlled by Mr. Lipman. On the Restructuring Date, the Class C Member cancelled his Class A TS Warrants, and his right to receive incentive compensation from TotalStone. TotalStone's Class C Preferred Interests were historically included in TotalStone's Class B Preferred Interests on the Company's consolidated balance sheet.

TotalStone's Special Preferred Membership Interests were exchanged on the Restructuring Date for loans in an aggregate principal amount of $1,143,646 (representing $1,006,377 of original principal plus $137,269 of accrued interest).

In connection with the Restructuring, Capstone also increased its authorized shares of Common Stock to 50,000,000 shares and increased the authorized shares of preferred stock to 25,000,000 shares.

Note 3 Summary of Significant Accounting Policies

Basis of Presentation and Preparation

The consolidated financial statements include the accounts of Capstone and its consolidated subsidiaries (collectively, the "Company"). Intercompany accounts and transactions have been eliminated. The preparation of these financial statements and accompanying notes are in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, the financial statements include all adjustments necessary for the fair presentation of our financial position, results of operations, and cash flows, and all adjustments were of a normal recurring nature.

Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make a number of assumptions and estimates that affect the reported amounts of assets, liabilities, and expenses in our financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's assumptions regarding current events and actions that may impact the Company in the future, actual results may differ from these estimates and assumptions.

Business Combinations

The Company accounts for business acquisitions using the acquisition method of accounting, in accordance with which assets acquired and liabilities assumed are recorded at their respective fair values at the acquisition date. The fair value of the consideration paid, including contingent consideration, is assigned to the assets acquired and liabilities assumed based on their respective fair values. Goodwill represents the excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed.

The Company's management exercises significant judgments in determining the fair value of assets acquired and liabilities assumed, as well as intangibles and their estimated useful lives. Fair value and useful life determinations are based on, among other factors, estimates of future expected cash flows and appropriate discount rates used in computing present values. These judgments may materially impact the estimates used in allocating acquisition date fair values to assets acquired and liabilities assumed, as well as the Company's current and future operating results. Actual results may vary from these estimates which may result in adjustments to goodwill and acquisition date fair values of assets and liabilities during a measurement period or upon a final determination of asset and liability fair values, whichever occurs first. Adjustments to the fair value of assets and liabilities made after the end of the measurement period are recorded within the Company's operating results.

Fair Value Measurements

The Company measures certain assets and liabilities at fair value in accordance with ASC 820, Fair Value Measurement. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level hierarchy that prioritizes the inputs used in measuring fair value:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are derived principally from or corroborated by observable market data.

Level 3 — Unobservable inputs for the asset or liability that are supported by little or no market activity and that are significant to the fair value measurement. Level 3 inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing an asset or liability, developed based on the best information available in the circumstances.

The categorization of an asset or liability within the hierarchy is based on the lowest level of input that is significant to the fair value measurement. Transfers between levels are recognized at the end of the reporting period in which the transfer occurs.

The Company's recurring fair value measurements as of December 31, 2025 consist of (i) the embedded conversion features bifurcated from the Senior Secured Convertible Notes, classified as derivative liabilities and measured at fair value using significant unobservable inputs (Level 3); and (ii) the contingent earn-out consideration related to the Carolina Stone and Fraser Canyon acquisitions, measured at fair value using a probability-weighted discounted cash flow model with significant unobservable inputs (Level 3). The Company also performs nonrecurring fair value measurements in connection with business combinations (Note 4) and goodwill impairment testing (Note 7), which involve Level 3 inputs including projected cash flows, discount rates, and market multiples. The Company has no recurring Level 1 or Level 2 fair value measurements as of December 31, 2025 or December 31, 2024.

Cash

Cash consists of balances held in a commercial bank account.

Accounts Receivable

Accounts receivable are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. The Company estimates expected credit losses for the allowance for expected credit losses based upon its assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company's ability to collect from customers. As of December 31, 2025 and December 31, 2024, the allowance for doubtful accounts totaled approximately $127.0 thousand and $104.0 thousand, respectively.

Certain of the Company's contracts with customers include retainage provisions. Retainage represents amounts withheld from billings by customers until installation work has been inspected to ensure that obligations have been satisfied under the contract. Company invoices retainage and includes it in contract receivables when obligations have been satisfied and the right to receipt is subject only to the passage of time. As of December 31, 2025, retainage receivables were $15.0 thousand. There were no retainage receivables as of December 31, 2024.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places cash with high credit quality institutions. During the normal course of business, balances in these accounts may exceed the maximum amount insured by the Federal Deposit Insurance Corporation ("FDIC"). Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's diverse customer base and generally short payment terms. Management believes there is no business vulnerability regarding concentrations of accounts receivable and sales due to the strong relationships and financial strength of our customers.

CAPSTONE HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 Summary of Significant Accounting Policies (cont.)

Inventories

Inventories consisting of finished goods are stated at the lower of cost, determined by the average cost method, or net realizable value. Inventories also include deposits placed on inventory purchases for shipments not yet received. Significant prepaid inventory may be located overseas. At December 31, 2025 and 2024, the total prepaid inventory balance was $61.0 thousand and $163.0 thousand, respectively. The reserve for obsolete inventory at December 31, 2025 and December 31, 2024, totaled $793.0 thousand and $576.0 thousand, respectively.

Property and Equipment

Property and equipment is stated at cost and is depreciated over the estimated useful lives ranging from three to forty years. Depreciation is computed by using the straight-line method for financial reporting purposes and straight-line and accelerated methods for income tax purposes. Property and equipment is comprised of building, machinery & equipment, computer equipment, leasehold improvements, software, office equipment, vehicles, and furniture & fixtures. Maintenance and repairs are charged to expense as incurred.

Goodwill and Other Intangible Assets

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill and indefinite lived intangible assets are not amortized, but rather are tested for impairment annually as of the 1st day of the fourth quarter of each year or more frequently if indications of potential impairment exist. The Company's goodwill is allocated to the Company's reporting units. As of December 31, 2025, the Company has three reporting units: the TotalStone segment (TotalStone, LLC and Canadian Stone Industries) and the Carolina Stone segment (Carolina Stone Distributors, LLC).

In evaluating potential goodwill impairment, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If, based on a review of qualitative factors, it is more likely than not that the fair value of a reporting unit is less than its carrying value, the Company performs a quantitative analysis. If the quantitative analysis indicates the carrying value of a reporting unit exceeds its fair value, the Company measures any goodwill impairment loss as the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to that reporting unit. During the year ended December 31, 2025, the Company performed a quantitative goodwill impairment test for the Instone reporting unit as of October 1, 2025, and recorded a goodwill impairment charge of $6,200.0 thousand. See Note 7 for additional information regarding the Company's goodwill impairment testing. No impairment was required for the year ended December 31, 2024.

Intangible assets with finite lives, consist of a distribution agreement, customer relationships and non-compete agreements that are amortized over the terms of the agreements or expected useful lives.

Long-lived Asset Impairments

Long-lived assets and finite lived identifiable intangibles are reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the assets is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount of which the carrying amount of the assets exceeds the fair value of the assets. The Company determined that no impairment was required for the periods presented.

Convertible Debt

The Company accounts for convertible debt in accordance with ASC 470-20, Debt with Conversion and Other Options, and ASC 815, Derivatives and Hedging. At issuance, the Company evaluates whether embedded conversion features require bifurcation as derivative liabilities under ASC 815-15. If bifurcation is required, the embedded feature is recorded at fair value as of the issuance date, with the initial fair value recognized as a derivative liability and a corresponding debt discount on the host instrument. The derivative liability is remeasured at fair value as of each subsequent balance sheet date, with changes in fair value recognized in earnings as non-operating, non-cash income or expense. The Company reassesses the classification of its derivative instruments at each balance sheet date. Upon modification of convertible debt, the Company evaluates the transaction under ASC

470-50, Debt Modifications and Extinguishments, and remeasures the bifurcated derivative immediately before and after the modification, with the change in fair value recognized in earnings. Upon conversion, the Company derecognizes the pro-rata carrying amount of the host debt (including unamortized OID, debt issuance costs, and derivative discount) and the corresponding portion of the derivative liability at its then-current fair value. Effective upon adoption of ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20), the Company no longer evaluates convertible instruments for beneficial conversion features.

Investment in Non-Marketable Securities

Investments in non-marketable securities without readily determinable fair values by entities that do not exercise significant influence over the investee are recorded at cost, less impairment, plus or minus observable price changes.

Revenue Recognition

Our sales primarily consist of distributing manufactured and natural stone cladding products, natural stone landscape products, and related goods for residential and commercial construction through a dealer network in 32 states in the Midwestern, Northeastern and Southeastern United States. For distribution sales, the Company recognizes revenue when control over the products has been transferred to the customer, typically upon shipment, and the Company has a present right to payment. For installation and project-based work, the Company recognizes revenue over time as performance obligations are satisfied. For production and custom residential jobs, revenue is generally recognized upon completion, as substantially all projects are short-term in nature. A small portion of commercial projects are recognized based on progress toward completion, typically through monthly billings. For 2025 and 2024, there are no estimates of variable consideration represented in revenue.Net revenue recognized at a point in time totaled approximately $43.5 million and $44.9 million for the years ended December 31, 2025 and 2024, respectively. Net revenue recognized over time totaled approximately $3.3 million for the year ended December 31, 2025 and primarily relates to Carolina Stone.

CAPSTONE HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 Summary of Significant Accounting Policies (cont.)

Shipping and Handling

The Company includes amounts billed to customers related to shipping and handling and shipping and handling expenses in cost of goods sold.

Advertising Costs

Advertising and promotional expenses are expensed in the period incurred unless there are material costs that benefit future periods. The consolidated financial statements currently do not reflect any prepaid advertising expenses. For 2025 and 2024, advertising expenses were $74.0 thousand and $187.0 thousand, respectively.

Research and Development

Research and development costs are expensed as incurred and were not significant in the periods presented.

Mandatorily Redeemable Preferred Stock

The Company classifies preferred stock that embodies an unconditional obligation to redeem the instrument by transferring assets at a specified or determinable date as a liability in accordance with ASC 480, Distinguishing Liabilities from Equity. Such instruments are initially measured at fair value and subsequently measured at the present value of the amount to be paid at settlement, with interest expense accrued using the rate implicit at inception. Periodic dividend obligations on mandatorily redeemable preferred stock classified as a liability are presented as interest expense in the consolidated statements of operations. The Company's Series Z 8% Non-Convertible Preferred Stock, issued September 30, 2025, has been assessed as mandatorily redeemable and is presented as a liability in the accompanying consolidated balance sheets. See Note 15 for additional information.

Earnings Per Share

Basic earnings (loss) per share is computed by dividing the net income (loss) applicable to the common stockholders of Capstone Holding Corp. by the weighted average number of shares of common stock outstanding during the year. Diluted earnings (loss) per share is computed by dividing the net income (loss) applicable to common stockholders by the weighted average number of common shares outstanding plus the number of additional common shares that would have been outstanding if all dilutive potential common shares had been issued, using the treasury stock method. Potential common shares are excluded from the computation when their effect is antidilutive.

For the years ended December 31, 2025 and 2024, the calculations of basic and diluted loss per share are the same because potential dilutive securities would have had an anti-dilutive effect. For the year ended December 31, 2025, potentially dilutive securities excluded from the calculation consisted of the following:

	December 31, 2025	December 31, 2024
Convertible notes	4,393,933	—
Representative's warrant	62,500	—
Stock options	50	500
BP Peptides warrant	6,322	6,322
Total	**4,462,805**	**6,822**

Reclassifications

Certain reclassifications to prior year information have been made to conform with current year presentation.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which enhances the transparency and decision usefulness of income tax disclosures, including jurisdictional information, by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disclosures. ASU 2023-09 is effective for annual periods beginning after

December 15, 2024 and early adoption is permitted. The Company has adopted the disclosure requirements of this standard on its consolidated financial statements on a prospective basis.

CAPSTONE HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 Summary of Significant Accounting Policies (cont.)

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, which requires disclosures about specific types of expenses included in expense captions presented on the face of the Consolidated Statement of Operations. This guidance is effective for public entities for fiscal years beginning after December 15, 2026. We are currently reviewing this guidance and its impact on our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarifies the assessment of whether certain settlements of convertible debt instruments should be accounted for as an inducement conversion or extinguishment of convertible debt. The new guidance is effective for annual reporting periods beginning after December 15, 2025, and interim periods within those annual periods. We are currently reviewing this guidance and its impact on our consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets.* The amendments permit a practical expedient under which an entity may assume current conditions as of the balance sheet date will not change over the remaining life of accounts receivable and contract assets arising from customer contracts. The standard is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years; early adoption and prospective application are permitted. The Company is evaluating the standard and does not expect a material impact.

Note 4 Business Combinations

During the fiscal year ended December 31, 2025, the Company completed two acquisitions, each accounted for as a business combination under ASC Topic 805, Business Combinations. The Company engaged Loop Capital Financial Consulting Services, LLC ("Loop Capital") as an independent third-party valuation firm to assist with the purchase price allocations.

Carolina Stone Distributors, LLC

On August 22, 2025, the Company, through its subsidiary CS Purchase Holdings LLC, completed its acquisition of all of the issued and outstanding membership interests in Carolina Stone Holdings, LLC ("Carolina Stone Holdings"), which owns all of the issued and outstanding membership interests of Carolina Stone Distributors, LLC ("Carolina Stone"). Carolina Stone is a Morrisville, North Carolina-based distributor and installer of stone veneer and masonry products serving the Raleigh-Durham and Charlotte metropolitan areas.

Purchase Consideration. The aggregate purchase consideration for the Carolina Stone Companies was approximately $4,202.0 thousand, consisting of the following: cash at closing of $2,625.0 thousand (less preliminary working capital adjustment of $124.0 thousand for net cash transferred of $2,501.0 thousand), a subordinated promissory note of $1,250.0 thousand, final working capital adjustment of $77.0 thousand, and contingent consideration (earn-out) at fair value of $250.0 thousand.

The subordinated promissory note was issued to D22L, Inc. in the original principal amount of $1,250 thousand, maturing February 22, 2028. The note bears interest at SOFR plus 1.25%, payable quarterly commencing December 31, 2025, with quarterly principal payments of $100.0 thousand beginning December 31, 2026. After application of the working capital true-up of approximately $56.0 thousand, the outstanding principal balance at closing was approximately $1,306.0 thousand.

Contingent consideration of up to $825 thousand is payable as a singular payment based on Carolina Stone's EBITDA performance during three annual measurement periods (fiscal years 2025, 2026, and 2027). Only one payment can be earned across all three periods. If Carolina Stone achieves EBITDA of at least $1,000 thousand in either the first or second measurement period, the seller receives the full $825 thousand, payable in equal quarterly installments through June 30, 2028. If the EBITDA threshold is not met in the first two periods, the seller may receive up to $825 thousand in the third measurement period: the full amount if EBITDA exceeds $1,000 thousand, or a pro-rata amount determined by linear interpolation if EBITDA falls between $800 thousand and $1,000 thousand (as the value that EBITDA represents between $775 thousand and $1,000 thousand). If EBITDA does not reach $800 thousand in any measurement period, no earn-out is payable.

The fair value at acquisition date of $250 thousand was estimated using a Monte Carlo simulation model with key assumptions including asset volatility of 35.0%, risk-free rate of 3.69%, and EBITDA projections based on management forecasts. Based on management's assessment as of December 31, 2025, no remeasurement of the contingent consideration fair value was required for fiscal year 2025.

Purchase Price Allocation. The following table summarizes the fair values of assets acquired and liabilities assumed based on the final purchase price allocation performed with the assistance of Loop Capital (in thousands):

	Amount
Cash purchase price	$ 2,702
Seller note	1,250
Earn-out agreement	250
Aggregate purchase consideration	4,202
Identifiable assets acquired and liabilities assumed:	
Cash	80
Accounts receivable, net	949
Inventories	950
Prepaid expenses	8
Property and equipment, net	596
Other intangible assets	1,470
Right of use assets	906
Other long-term assets	12
Accounts payable	(409)
Accrued expenses	(159)
Current portion, lease liability	(387)
Lease liability, net of current portion	(572)

Total identifiable net assets		3,444
Goodwill	$	758

Goodwill of $758.0 thousand is attributable to the assembled workforce (valued at approximately $170.0 thousand) and expected synergies from integrating Carolina Stone's distribution and installation capabilities with the Company's existing platform. All goodwill is allocated to the Carolina Stone reporting unit and is deductible for income tax purposes.

Post-Acquisition Results. Carolina Stone contributed revenue of $3.3 million and net income (loss) of ($169.0) thousand to the Company's consolidated results for the period from August 22, 2025 through December 31, 2025. Acquisition-related costs of $131.0 thousand were expensed as incurred and are included in selling, general and administrative expenses.

CAPSTONE HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fraser Canyon Holdings Inc. / Canadian Stone Industries

On December 1, 2025, the Company completed the acquisition of Fraser Canyon Holdings Inc. ("FCHI") and its subsidiaries, including Canadian Stone Industries Inc. ("CSI"), through two simultaneous transactions: (i) TotalStone, LLC acquired substantially all of the assets and assumed certain liabilities of Continental Stone Industries, Inc. (the "Asset Purchase"), and (ii) a subsidiary of TotalStone acquired all of the outstanding shares of FCHI (the "Share Purchase"). CSI is a Langley, British Columbia-based distributor of manufactured and natural stone products serving Western and Eastern Canada.

Purchase Consideration. The Fraser Canyon Acquisition comprises two simultaneous transactions: (i) the CSIA Asset Purchase, in which TotalStone, LLC acquired substantially all of the assets and assumed certain liabilities of Continental Stone Industries, Inc. for cash consideration of approximately US$459 thousand (CAD $647 thousand); and (ii) the FCHI Share Purchase, in which Instone Canada Corp., a wholly-owned subsidiary of TotalStone, acquired all of the outstanding shares of Fraser Canyon Holdings, Inc. for consideration of approximately US$6,267 thousand (representing the FCHI Share Purchase portion of the combined transaction). Under ASC 805, both transactions have been accounted for as a single combined business combination because they were entered into in contemplation of one another and effected concurrently. The purchase consideration for the combined Fraser Canyon Acquisition consisted of: (i) C$6,200,000 in cash (approximately US$4,447 thousand at the closing-day exchange rate of US$1.00 = C$1.3943), of which US$459 thousand (C$647 thousand) represented the Continental Cash Purchase Price paid by TotalStone, LLC for the CSIA Asset Purchase, reduced by a working capital adjustment of C$473,189 (approximately US$339 thousand) that lowered the Cash Purchase Price payable to the FCHI sellers; (ii) Seller Note I in the principal amount of C$1,600,000 (approximately US$1,148 thousand), maturing March 31, 2027; (iii) Seller Note II in the principal amount of C$2,000,000 (approximately US$1,434 thousand), maturing December 1, 2028; and (iv) contingent earn-out consideration of up to C$3,000,000 (approximately US$2,152 thousand) based on Average EBITDA during the 2026–2027 and 2027–2028 measurement periods, with an acquisition-date fair value of US$100 thousand (US$80 thousand for Earn-Out Provision I and US$20 thousand for Earn-Out Provision II) as measured with the assistance of Loop Capital and reflected in the purchase price allocation set forth below. The seller notes, working capital adjustment, and earn-out provisions relate solely to the FCHI Share Purchase. U.S. dollar amounts have been translated from Canadian dollars at the closing-day exchange rate of US$1.00 = C$1.3943. The purchase price is subject to finalization during the measurement period.

The initial accounting for the Fraser Canyon Acquisition is incomplete as of December 31, 2025. The Company has engaged Loop Capital to assist with the valuation of identifiable intangible assets and contingent consideration; the purchase price allocation presented below is based on valuations performed with the assistance of Loop Capital. The Company will finalize the purchase price allocation within the measurement period. The purchase price allocation is based on management's best estimates and is subject to adjustment during the measurement period (up to one year from the acquisition date) as additional information is obtained about facts and circumstances that existed at the acquisition date. The aggregate purchase consideration of approximately US$6,262 thousand reflected in the purchase price allocation below represents the FCHI Share Purchase only, stated net of the Continental Cash Purchase Price paid separately for the CSIA Asset Purchase and net of the working capital reduction described above, with U.S. dollar amounts translated at the exchange rates used for purchase accounting purposes.

Goodwill of approximately US$616 thousand at December 31, 2025 (compared to US$601 thousand at the acquisition date), including approximately $15 thousand of foreign currency translation impact. Of the goodwill recognized at the acquisition date, $601 thousand was recognized in connection with the FCHI Share Purchase, attributable to the assembled workforce (valued at approximately US$230 thousand) and expected synergies from integrating Canadian Stone Industries' western Canadian distribution operations with the Company's existing platform. Goodwill from the FCHI Share Purchase is not deductible for Canadian income tax purposes. The CSIA Asset Purchase did not result in goodwill, as the cash purchase consideration approximated the fair value of the net assets acquired; any tax basis in goodwill from the CSIA Asset Purchase is amortizable for U.S. income tax purposes pursuant to Section 197 of the Internal Revenue Code.

CSI contributed revenue of $592 thousand and net loss of $92 thousand for the period from December 1, 2025 through December 31, 2025. Acquisition-related costs, including the Nectarine consent fee of $89 thousand and legal and advisory fees, were expensed as incurred.

	Amount
Cash purchase price	$ 3,606
Seller notes	2,556
Earn-out agreements	99
Aggregate purchase consideration	$ 6,261

Identifiable assets acquired and liabilities assumed:

Accounts receivable, net	1,330
Inventories	4,657
Income tax receivable	4
Prepaid expenses	9
Property and equipment, net	94
Other intangible assets	358
Right of use assets	2,187
Accounts payable	(589)
Accrued expenses	(167)
Income tax payable	(16)
Deferred tax liability	(20)
Current portion, lease liability	(560)
Lease liability, net of current portion	(1,627)

Total identifiable net assets		5,660
Goodwill	$	601

Pro Forma Financial Information (Unaudited)

The following unaudited pro forma information presents the Company's consolidated results of operations for the years ended December 31, 2025 and 2024 as though both acquisitions had been completed as of January 1, 2024:

	Twelve Months Ended December 31,			
		2025		**2024**
Revenue	$	69,985	$	73,158
Net income (loss)		(19,379)		(8,188)
Earnings (loss) per common share:		(3.64)		(51.95)

The Company prepared this unaudited pro forma information under ASC 805-10-50-2(h), presenting consolidated results as if the Carolina Stone and Fraser Canyon acquisitions had closed on January 1, 2024. Pro forma earnings per share uses the Company's actual weighted-average common shares outstanding — 5,321,454 for 2025 and 157,610 for 2024 — because neither acquisition involved share consideration. The 2024 share count reflects the Company's capital structure prior to its March 2025 initial public offering.

The pro forma results include the following adjustments directly attributable to the acquisitions, consistent with the Company's prior pro forma disclosures in Forms 8-K/A filed with the SEC:

(a) Acquisition-related transaction expenses — Under the assumed acquisition date of January 1, 2024, $1,298 of estimated transaction costs is reflected in the year ended December 31, 2024. The $1,203 of actual transaction expenses recorded in 2025 is reclassified out of pro forma 2025 results to avoid duplication.

(b) Incremental interest expense — $164 for 2025 and $1,832 for 2024, representing interest on acquisition debt as if outstanding from January 1, 2024. Acquisition debt includes the Carolina seller note ($1,250 at SOFR + 1.25%), the Fraser subordinate seller note ($1,148 at TD Prime + 1.00%), and the Fraser senior secured note ($1,434 at SOFR + 1.25%).

(c) Incremental amortization — $16 per year on intangible assets recognized in the preliminary purchase price allocation for the Carolina Stone acquisition.

(d) Income taxes — No incremental tax effect has been recognized on the above adjustments because the Company maintains a full valuation allowance against its net deferred tax assets.

The pro forma results do not represent what the Company would have reported had the acquisitions closed on the assumed date, nor do they predict future performance.

Note 5 Related Party Transactions

TotalStone is party to a management agreement with Brookstone Partners IAC ("Brookstone"), an entity controlled by the Company's Chief Executive Officer and Chairman of the Board. Pursuant to this agreement, Brookstone provides annual consulting services totaling $400.0 thousand billed quarterly. The agreement also provides for an additional management fee equal to 5% of EBITDA in excess of $4.0 million, plus a special services fee in cash equal to two percent (2%) of total consideration of any acquisition of a majority of the equity interests of any entity. Management fees expensed in each 2025 and 2024 were $400.0 thousand, and are included in selling, general and administrative expenses. The special services fees expensed for 2025 were $103.0 thousand and are included in selling, general and administrative expenses. In connection with the Carolina Stone acquisition, Brookstone earned a 2% special services fee of approximately $94.0 thousand, which is included in transaction expenses in the consolidated statement of operations for the year ended December 31, 2025. In connection with the Continental Stone Industries asset purchase completed December 1, 2025, Brookstone earned a 2% special services fee of approximately $9.2 thousand, which is included in transaction expenses in the consolidated statement of operations for the year ended December 31, 2025. Amounts accrued for consulting and advisory services totaled $954.0 and $351.0 thousand as of December 31, 2025 and 2024, respectively.

On January 21, 2026, Brookstone entered into a conditional fee waiver and deferral agreement with TotalStone, pursuant to which Brookstone agreed to waive the $400.0 thousand in management and consulting fees that would otherwise accrue during calendar year 2026. The obligation to pay such waived fees will be extinguished unless TotalStone achieves certain performance targets specified in the agreement.

Separately, Gordon Strout, a director of the Company and Board Chairman of TotalStone, is party to an executive agreement with TotalStone pursuant to which he receives deferred compensation. As of December 31, 2025, approximately $145.0 thousand of deferred compensation was accrued and payable to Mr. Strout under this agreement, which is included in accrued management fees on the consolidated balance sheet.

Stream Finance, LLC, which serves as a creditor on TotalStone's mezzanine term loan, is managed by Brookstone. As of December 31, 2025, the Company's total obligation to Stream Finance was $3,713,095, comprising principal of $2,493,664, accrued and deferred interest of $524,431, and an amendment fee of $695,000 payable on the Deferral Date (as defined in the Stream Finance Credit Agreement).

On March 10, 2025, TotalStone paid Brookstone $200,000 for financial advisory and related services with respect to Capstone's capital raising transaction (the "Capstone Capital Raising Transaction"). Additionally, in connection with the Carolina Stone acquisition, Brookstone earned a 2% management fee of $94,000 that is accrued on the December 31, 2025 consolidated balance sheet and included in transaction expenses in the consolidated statement of operations for the periods ended December 31, 2025. In connection with the acquisition of Canadian Stone Industries assets, Brookstone Partners IAC earned an advisory fee of approximately $9,200.

In connection with the Fraser Canyon acquisition, Nectarine Management LLC, an entity whose voting of Company securities is solely controlled by Mr. Toporek, earned a consent fee of $88,700 (CAD $124,000), representing 2.0% of the gross cash consideration of CAD $6,200,000. The fee was invoiced on December 10, 2025 pursuant to a letter agreement dated September 15, 2025. Additional deferred fees of up to CAD $132,000 are payable as and when seller note principal repayments and earn-out payments are made.

CAPSTONE HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 Property and Equipment, Net.

A summary of the Company's property and equipment is as follows in ("000's"):

	December 31, 2025	December 31, 2024
Property and Equipment, Net.		
Land and buildings	$ 685	$ 685
Machinery and equipment	1,447	836
Computer equipment	291	255
Computer software	590	476
Furniture and fixtures	316	316
Leasehold Improvements	778	737
Total property and equipment	$ 4,107	$ 3,305
Accumulated depreciation and amortization	(2,022)	(1,711)
Total property and equipment	**$ 2,085**	**$ 1,594**

Depreciation and amortization expense on property and equipment for 2025 and 2024 was $313.0 and $282.0 thousand, respectively.

Note 7 Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the year ended December 31, 2025 are as follows in ("000's"):

Balance – December 31, 2024	$ 23,286
Goodwill acquired during year	
Carolina Stone (August 22, 2025)	758
Fraser Canyon (December 1, 2025)	601
Foreign currency translation	15
Impairment losses:	
Instone	(6,200)
Balance – December 31, 2025	$ 18,460

Goodwill recognized in connection with the Carolina Stone acquisition of $758.0 thousand is attributable to the assembled workforce and expected synergies from integrating Carolina Stone's southeastern distribution network and installation capabilities with the Company's existing platform. All goodwill from the Carolina Stone acquisition is allocated to the Carolina Stone reporting unit and is deductible for income tax purposes.

During the year ended December 31, 2025, the Company engaged Loop Capital and performed a quantitative goodwill impairment test for the Instone reporting unit as of October 1, 2025. The estimated fair value of the reporting unit was determined using a weighted blend of the income approach (discounted cash flow method, 50% weight), the guideline public company method (25% weight), and the guideline merged and acquired company method (25% weight). The blended enterprise value of approximately $28,148.0 thousand, after adjustment for net debt of approximately $14,632.0 thousand, resulted in an estimated fair value of equity of $13,516.0 thousand, which was $6,200.0 thousand (31.4%) below the carrying value of $19,716.0 thousand. Accordingly, the Company recorded a goodwill impairment charge of $6,200.0 thousand during the fourth quarter of 2025. Following the impairment charge, goodwill allocated to the Instone reporting unit was $17,086.0 thousand as of December 31, 2025.

The following tables summarize the Company's other intangible assets in ("000's"):

	As of December 31, 2024		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Non-compete agreements	$ 50	$ (50)	$ —
Customer lists	231	(231)	—
Other	11	(11)	—
Total definite-lived intangible assets	292	(292)	—
Trademark	48	—	48
Indefinite-lived intangible assets	48	—	48
Total intangible assets	$ 340	$ (292)	$ 48

	As of December 31, 2025		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Non-compete agreements	$ 110	$ (62)	$ 48
Customer lists	1,145	(254)	891
Tradenames	847	(17)	830
Distribution agreements	16	(8)	8
Total definite-lived intangible assets	2,118	(341)	1,777
Trademark	64	—	64
Indefinite-lived intangible assets	64	—	64
Total intangible assets	$ 2,182	$ (341)	$ 1,841

Intangible assets are amortized over the estimated useful lives of the respective assets on a straight-line basis. Total Amortization expense for 2025 and 2024 was $49.0 and $2.0 thousand, respectively.

Total future amortization expense for finite-lived intangible assets was estimated as follows in ("000's):

Year	Future Amortization Expenses

2026	$	134
2027		124
2028		124
2029		124
2030		122
Thereafter		1,149
Total	$	1,777

CAPSTONE HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 Fair Value Measurements

The Company's fair value hierarchy policy is described in Note 3. The following table presents assets and liabilities measured at fair value by level:

	Level 1	Level 2	Level 3	Total
December 31, 2025 — Recurring				
Derivative liabilities — embedded conversion features	$ —	$ —	$ 726	$ 726
December 31, 2025 — Non-recurring (equity-premise)				
Goodwill — Instone reporting unit	$ —	$ —	$ 13,516	$ 13,516

Significant unobservable inputs used in the Level 3 measurement of the derivative liabilities (Black-Scholes option-pricing model) are summarized below:

	SSN #1 at Issuance (7/31/2025)	SSN #2 at Issuance (10/22/2025)	December 31, 2025
Expected term (years)	0.51	0.50	0.08 – 0.31
Risk-free rate	4.28%	3.78%	3.67% – 3.74%
Annualized volatility	129.3%	144.8%	137.4%

In addition to the embedded derivative liabilities described above, the Company's Level 3 recurring fair value measurements include contingent earn-out consideration of $352 at December 31, 2025, comprising $250 from the Carolina Stone acquisition and $102 from the Fraser Canyon acquisition. The fair value of each earn-out was determined at the respective acquisition date using an option pricing model implemented through a Monte Carlo simulation of the underlying EBITDA of each acquired business, and has been carried at the acquisition-date fair value through December 31, 2025 pending the first measurement period as there were no material changes from the acquisition date through fiscal year-end.

The significant unobservable inputs used in the Carolina Stone earn-out valuation included EBITDA volatility of 35.0%, a risk-adjusted discount rate of 15.00% to 15.50%, and risk-free rates of 3.75% to 4.37% across the three annual measurement periods through 2027, with forecasted annual EBITDA ranging from $285 to $1,021. The

Carolina Stone earn-out is capped at $825 per annual measurement period subject to EBITDA floors and targets of $800 to $1,000. For the Fraser Canyon earn-out, the significant unobservable inputs included EBITDA volatility of 40.0%, a risk-adjusted discount rate of 11.50%, and risk-free rates of 3.55% to 3.63% across the three annual measurement periods through 2028, with forecasted annual EBITDA ranging from CAD $776 to CAD $1,065.

The fair value of the contingent earn-out consideration is most sensitive to changes in projected EBITDA, EBITDA volatility, and the risk-adjusted discount rate. Significant increases (decreases) in expected EBITDA would result in a higher (lower) fair value measurement. Significant increases (decreases) in EBITDA volatility generally result in a higher (lower) fair value given the option-like payoff structure. Increases (decreases) in the risk-adjusted discount rate would result in a lower (higher) fair value. Changes in the fair value of the earn-out liabilities are recognized within operating expenses in the consolidated statements of operations.

The fair value of the embedded derivative liabilities is highly sensitive to changes in the expected volatility input. Significant increases (decreases) in the expected annualized volatility would result in a significantly higher (lower) fair value measurement of the derivative liabilities, which would be recognized as a non-operating loss (gain) in the consolidated statements of operations.

Note 9 Investment in Non-Marketable Securities

On January 15, 2021, Capstone acquired a minority interest in a consumer products company, Diamond Products Holdings, LLC (" Diamond"), a sexual wellness holding company. The structure of the transaction was as follows: i) Brookstone Acquisition Partners XXI Corporation ("Brookstone XXI") contributed its approximately 95% equity interest in Diamond, which represented approximately 62% equity ownership on a fully-diluted basis, to Diamond Products Holdings, LLC ("DPH"); ii) The Company formed Capstone Beta LLC ("Beta") as a wholly-owned subsidiary, and Beta purchased a portion of Brookstone XXI's interest in DPH; iii) Beta issued a promissory note to Brookstone XXI in the original principal amount of $8.0 million, bearing interest at 1% per annum over a 36 month term, and secured its obligations thereunder by pledging Beta's interests in DPH; and iv) As additional credit support, Capstone issued a limited payment guaranty to Brookstone XXI in the amount of 10% of the principal amount of Beta's promissory note. The terms of the promissory note issued by Beta to Brookstone XXI include provisions whereby in the event that the membership interests in Diamond are sold or otherwise disposed of, any proceeds received by Beta are to be utilized to prepay the promissory note to Brookstone XXI and Brookstone XXI's remaining recourse for the remaining note balance, if any, is limited to the pledged collateral (Beta's membership interest in DPH) and the $800.0 thousand limited payment guarantee provide by Capstone. DPH was structured to hold one asset, the membership interest in Diamond, and accordingly upon the sale or other disposition of the membership interests in Diamond, the sole recourse of payment by Brookstone XXI is the $800.0 thousand limited payment guarantee. In summary, the intent of Brookstone XXI and the special committee of Capstone's independent directors entering into this arrangement was to limit Capstone's downside risk to $800.0 thousand.

Diamond was previously sold to its lender in satisfaction of outstanding secured indebtedness, and the Company recognized an impairment charge equal to its full basis in the investment. As of December 31, 2025 and 2024, the carrying value of the Company's investment in DPH was $0, and no amount is presented in the accompanying consolidated balance sheets.

Note 10 Line of Credit

On December 20, 2017, TotalStone executed a Revolving Credit, Term Loan and Security Agreement with Berkshire Bank (the "Revolving Credit Agreement"). The Revolving Credit Agreement has been amended fifteen times through the fiscal year ended December 31, 2025. In connection with the Carolina Stone acquisition, CS Purchase Holdings LLC, Carolina Stone Holdings, LLC, and Carolina Stone Distributors, LLC were added as co-borrowers under the Fourteenth Amendment, dated August 22, 2025. Under the Fifteenth Amendment, executed

December 19, 2025, the lender is now Beacon Bank & Trust (successor by merger to Berkshire Bank), and the maturity date was extended to June 19, 2026. TotalStone's maximum revolving advance amount is $11,500,000 for working capital purposes. Advances under the credit agreement are limited to a formula-based amount of up to eighty-five (85%) percent of the face amount of "Eligible Accounts Receivable" plus approximately fifty-four (54%) percent of the face amount of the TotalStone and Carolina Stone, "Finished Goods Inventory" up to a maximum inventory amount of $8.0 million. Interest charged on the unpaid principal amount bears a rate per annum of Term SOFR plus 3.00% (6.99% and 7.19% at December 31, 2025 and 2024, respectively). The Borrower is required to maintain minimum undrawn availability of $317,000 at all times. The balance outstanding on the line of credit was $7.9 million as of December 31, 2025 and $6.2 million as of December 31, 2024. Financial covenants include a minimum Cash Flow Coverage Ratio of 1.15x and a minimum Tangible Net Worth of $1,250,000, with which the Company was in compliance at December 31, 2025. As of December 31, 2025, the Company was in compliance with all financial covenants under the Revolving Credit Agreement.

In connection with the Fraser Canyon acquisition, on November 7, 2025, Canadian Stone Industries and Klad Envelope Solutions Inc. entered into a Letter of Agreement with The Toronto-Dominion Bank ("TD Bank") providing Canadian Stone Industries with a revolving operating loan with a credit limit of CAD $5,000,000 for working capital purposes. Advances are available as Prime Rate Based Loans at Prime Rate + 0.50% per annum or United States Base Rate Loans at USBR + 0.50% per annum. The facility is uncommitted and repayable on demand. Advances are limited to a formula-based amount equal to the lesser of (i) CAD $5,000,000 and (ii) the sum of 80% of eligible Canadian and U.S. accounts receivable plus 50% of inventory held in Canada net of 30-day accounts payable. The balance outstanding on the TD Bank operating loan was approximately $2.4 million as of December 31, 2025. The TD Bank credit facility is secured by first-priority General Security Agreements from Canadian Stone Industries, Fraser Canyon Holdings Inc., Canadian Stone Industries (2022) Inc., Klad Envelope Solutions Inc., and Instone Canada Corp., covering all present and after-acquired personal property. Instone Canada Corp. has provided an unlimited guarantee.

As of December 31, 2025, the combined balance outstanding under the Company's revolving credit facilities was $10.3 million.

CAPSTONE HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 Debt

As of December 31, 2025, the Company had $15.7 million in total debt outstanding, with $6.0 million payable within 12 months. A summary of the Company's total debt outstanding is as follows in ("000's"):

	December 31, 2025	December 31, 2024
Long-term Debt		
Note payable to BP Peptides, LLC "Brookstone". The unsecured loan bears interest at 6% per annum, with interest payable quarterly and the amended maturity date is June 30, 2026. On September 30, 2025, $847,919 of combined prinicipal and interest was converted into 642,364 shares of Series Z non-convertible preferred stock at a conversion price of $1.32 a share.	—	817
Mezzanine term loan to Stream Finance, LLC, a related party, collateralized by	3,713	1,558

substantially all of TotalStone's assets and subordinated to the Bank term notes. Interest is calculated monthly as the Base Rate divided by an Adjustment Factor of 0.75, not to exceed 15% per annum (see further details below), with a maturity date of September 31, 2027. On March 7, 2025, the Special Preferred Membership Interests were exchanged for loans in an aggregate principal of $1,143,646 and an amendment fee of $695,000 payable on the deferral date of September 30, 2027 which are included in this amount. At December 31, 2025 and December 31, 2024, $524.0 thousand and $243.0 thousand of accrued interest remains unpaid and is included within this amount, respectively.		
Seller's note with Avelina Masonry, LLC, which required monthly payments of $48.0 thousand. The original maturity date was November 13, 2022 but the loan has not been paid in full and is in default. The loan bears interest at one-month SOFR plus 4.5% plus 3.0% default (11.29% and 12.14% at December 31, 2025 and December 31, 2024, respectively. At December 31, 2025 and December 31, 2024, $283.0 thousand and $165.0 thousand of accrued interest remains unpaid and is included within this amount, respectively.	1,050	932
Seller's note with D22L, Inc., which requires quarterly interest payments commencing December 31, 2025 and quarterly principal payments of $100,000 commencing December 31, 2026. This Subordinated Promissory Note has a maturity date of February 22, 2028 and bears interest of 1.25% plus SOFR (5.59% at December 31, 2025). At December 31, 2025, $25.0 thousand of accrued interest remains unpaid and is included within this amount.	1,275	—
Senior Convertible Note with 3i, LP. issued on July 29, 2025 with a principal amount of $3,727,966 and accrued interest of $229,108. This note was issued with an 8.34% original issue discount and bears interest at the rate of 7.0% per annum, with a maturity date of July 29, 2026. At December 31, 2025, $18.0 thousand of accrued interest remains unpaid and is included within this amount.	518	—
Seller's note with Fraser Canyon Holdings, Inc., which requires quarterly principal payments of CAD $400,000 commencing July 31, 2026. This Subordinated Promissory Note has a maturity date of March 31, 2027 and bears interest at TD Bank's prime rate plus 1.00%, stepping up to prime plus 3.00% after November 30, 2026. At December 31, 2025, $5.0 thousand of accrued interest remains unpaid.	1,167	—
Seller's note with Fraser Canyon Holdings, Inc., which requires quarterly principal payments of CAD $50,000 commencing March 31, 2027. This Subordinated Promissory Note has a maturity date of December 1, 2028 and bears interest at 30-day average SOFR plus 1.25%, stepping up to SOFR plus 2.50% after November 30, 2026 and SOFR plus 3.75% after November 30, 2027. At December 31, 2025, $6.0 thousand of accrued interest remains unpaid.	1,459	—
Senior Convertible Note with 3i, LP, issued on October 22, 2025 with a principal amount of $3,545,712. This note was issued with an 8.34% original issue discount and bears interest at the rate of 7.0% per annum, with a maturity date of October 22, 2026. At December 31, 2025, $46.0 thousand of accrued interest remains unpaid and is included within this amount.	3,405	—
Term note agreement with Berkshire Bank, due in 48 consecutive monthly payments of $83.0 thousand. The loan matures on December 1, 2025 and is secured by all assets of TotalStone. Interest is charged at the one- month SOFR plus 3.5% (8.19% at December 31, 2024). The Term note agreement with Berkshire Bank in amount of $660,982 was paid in full on March 10, 2025.	—	910
In December 2022, TotalStone sold its facility in Navarre, Ohio to a nonaffiliated third party for a purchase price of $3.2 million and concurrently entered into a	3,161	3,174

leaseback transaction. The transaction is treated as a failed sale in accordance with U.S. GAAP. The Company therefore recorded a financing liability related to the sale-leaseback in the amount of the sale price. The obligation matures in January 2048 and requires monthly payments of principal and interest. With the sale leaseback, TotalStone signed a lease agreement with a 25-year lease term. The initial annual lease payment of $259.0 thousand increases 2% per annum. The imputed interest rate is 8.10%.

Unsecured promissory note with Brookstone, related party plus accrued interest to acquire a minority interest in DPH. Interest accrues at 6% per annum and the maturity date is June 30, 2026. On September 30, 2025 $1,089,222 of combined principal and interest was converted into 825,168 shares of Series Z non-convertible preferred stock at a conversion price of $1.32 a share.	—	1,053
	15,746	8,444
Less: unamortized premiums, discounts, and issuance costs	(2,695)	(266)
Total debt, net unamortized premiums, discounts, and issuance costs	$ 13,051	$ 8,178
Current portion of principal outstanding	5,675	1,855
Less: current portion of unamortized premiums, discounts, and issuance costs	(1,968)	—
Total current portion of long-term debt	3,707	1,855
Long-term portion of principal outstanding	10,071	6,589
Less: long-term portion of unamortized premiums, discounts, and issuance costs	(727)	(266)
Total long-term debt, net of current portion	9,344	6,323
Total long-term debt	$ 13,051	$ 8,178

CAPSTONE HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 Debt (cont.)

Mezzanine Term Loan — Stream Finance, LLC.

TotalStone, LLC is party to the Second Amended and Restated Credit Agreement, dated March 8, 2023, with Stream Finance, LLC, as agent (as amended, the "Stream Finance Credit Agreement"). As of January 1, 2025, the outstanding balance of the mezzanine term loan was $1,552,244, consisting of principal of $1,309,244 and accrued and deferred interest of $243,000. On March 7, 2025, in connection with the corporate restructuring described in Note 2, the Special Preferred Membership Interests previously held by Stream Finance were exchanged for additional term loans, adding $1,143,646 (representing $1,006,377 of original principal plus $137,269 of accrued interest) to the outstanding principal balance. The loan bears interest at an annual rate of 14% (12% payable in cash and 2% paid-in-kind) pursuant to the terms of the Stream Finance Credit Agreement, as amended. PIK interest of $40,774 was capitalized to principal through December 31, 2025. As of December 31, 2025, the outstanding principal balance of the mezzanine term loan was $2,493,664. Including accrued and deferred interest of $524,431, the total outstanding balance was $3,018,095. Including the $695,000 amendment fee payable on the Deferral Date, the Company's total obligation to Stream Finance was $3,713,095 as of December 31, 2025. The amendment fee is payable on the Deferral Date, defined as the earliest to occur of (i) the date of repayment or prepayment of the entire outstanding principal balance of the loan, (ii) the acceleration of the entire outstanding principal balance of the loan, and (iii) the Stream Finance Maturity Date. The Stream Finance Credit Agreement matures on September 30, 2027, as extended pursuant to the Third Amendment dated June 11, 2025. The loan is secured by a second-priority lien on substantially all assets of TotalStone, LLC.

The following table summarizes the activity in the Stream Finance mezzanine term loan for the year ended December 31, 2025:

Balance, January 1, 2025	$ 1,309,244
Special Preferred exchange (March 7, 2025)	1,143,646
PIK interest capitalized	40,774
Balance, December 31, 2025	$ 2,493,664

(1) The table above presents principal activity only. As of January 1, 2025, accrued and deferred interest totaled $243,000. As of December 31, 2025, accrued and deferred interest totaled $524,431 and the amendment fee of $695,000 remained payable on the Deferral Date. The Company's total obligation to Stream Finance, including principal of $2,493,664, accrued and deferred interest of $524,431, and the amendment fee of $695,000, was $3,713,095 at December 31, 2025.

Prior to the Fourteenth Amendment, the interest rate on the Credit Facility was determined on a performance-based sliding scale, with the applicable rate set each quarter by reference to trailing Adjusted EBITDA of TotalStone as measured under the two tables below (Table A excluding the Northeast operations and Table B including them):

Table A			Table B		
Adjusted EBITDA of TotalStone			**Adjusted EBITDA of TotalStone**		
Level	**(exclusive of Northeast)**	**Rate**	**Level**	**and Northeast**	**Rate**
I	Greater than $2,500,000	12%	I	Greater than $4,000,000	12%
II	Less than or equal to $2,500,000, but greater than or equal to $2,000,000	10%	II	Less than or equal to $4,000,000, but greater than or equal to $3,500,000	10%
III	Less than $2,000,000	8%	III	Less than $3,500,000	8%

Subordinated Promissory Note — Carolina Stone. In connection with the acquisition of Carolina Stone Holdings, LLC on August 22, 2025, CS Purchase Holdings LLC issued a subordinated promissory note to the seller in the original principal amount of $1,250,000 (the "CS Seller Note"). Following the final working capital adjustment of $56,047 added to the principal balance, the CS Seller Note had a balance of approximately $1,306,000 at closing. The CS Seller Note bears interest at a rate of SOFR plus 1.25%, payable quarterly beginning December 31, 2025. Quarterly principal payments of $100,000 commence December 31, 2026, with the remaining balance due at maturity on February 22, 2028. The CS Seller Note is subordinated and unsecured, and is prepayable without penalty. The balance outstanding as of December 31, 2025 was approximately $1,306,000.

Seller Notes — Fraser Canyon. In connection with the acquisition of Fraser Canyon Holdings, Inc. and the assets of Continental Stone Industries, Inc. on December 1, 2025, Instone Canada Corp. issued two subordinated promissory notes to the sellers: First Seller Note. The first note was issued in the original principal amount of CAD $1,600,000 and matures on March 31, 2027. The note bears interest at TD Bank's prime rate plus 1.00% through November 30, 2026, stepping up to prime rate plus 3.00% thereafter, payable quarterly. Principal payments of CAD $400,000 each are due on July 31, 2026 and October 31, 2026, with the remaining balance due at maturity. The note is guaranteed by Capstone Holding Corp. and includes a mandatory prepayment provision requiring 50% of net cash proceeds from Capstone equity or debt raises in excess of US $1,100,000. As of December 31, 2025, the outstanding principal balance was CAD $1,600,000 (approximately USD $1,112,000), excluding accrued interest. Second Seller Note. The second note was issued in the original principal amount of CAD $2,000,000 and matures on December 1, 2028. The note bears interest at 30-day average SOFR plus an escalating margin: 1.25% through November 30, 2026; 2.50% from December 1, 2026 through November 30, 2027; and 3.75% thereafter, payable quarterly. Quarterly principal payments of CAD $50,000 commence March 31, 2027, with the remaining balance due at maturity. The note includes a mandatory prepayment provision requiring 50% of quarterly fixed charge excess cash flow to be applied to principal. As of December 31, 2025, the outstanding principal balance was CAD $2,000,000 (approximately USD $1,390,000), excluding accrued interest. Both notes are subordinated to the TD Bank credit facilities.

Liquidity and Nasdaq Listing Compliance

In January 2026, the Company received a notification from the Nasdaq Stock Market indicating that the closing bid price of its Common Stock had been below $1.00 per share for 30 consecutive business days and that the Company was therefore not in compliance with Nasdaq Listing Rule 5550(a)(2). The Company has until July 6, 2026 to regain compliance, and the Board of Directors intends to seek shareholder authorization at the 2026 Annual Meeting to effect a reverse stock split, if needed, to satisfy the minimum bid price requirement. Continued listing on Nasdaq is an important component of the Company's access to capital markets, including its ability to issue shares under the ELOC and to raise additional equity capital on favorable terms. A delisting or prolonged non-compliance could adversely impact the Company's liquidity position. In addition, the Company has generated recurring net losses, including a net loss of $21.2 million for the year ended December 31, 2025, and has had negative cash flow from operations in each of the past two fiscal years.

Management has evaluated these conditions together with the Company's liquidity resources and operational plans. In April 2025, the Company entered into a $20 million Equity Line of Credit agreement with 3i, LP (the "ELOC"), under which the Company may sell shares of its Common Stock from time to time to 3i, LP at pricing determined under the ELOC agreement, subject to certain conditions, including the Company's continued Nasdaq listing. As of December 31, 2025, and as of April 15, 2026, approximately $19.5 million remained undrawn under the ELOC, and the Company intends to continue using the ELOC as a component of its liquidity strategy alongside its Revolving Credit Agreement. The Company is also actively integrating the businesses acquired in 2025 and implementing plans to realize operating synergies and cost reductions across the combined platform. On the revenue side, management is expanding the Company's product offering — including new stone veneer lines, complementary hardscape and masonry categories, and broader distribution into the Carolinas and Canadian markets — to drive organic growth and improve operating leverage in 2026. Based on this evaluation, management believes the Company's available liquidity and operating plans are sufficient to fund operations for at least one year from the issuance date of these consolidated financial statements.

CAPSTONE HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Senior Secured Convertible Notes. In July 2025, the Company issued a Senior Secured Convertible Note to 3i, LP (the "July Note") in the original principal amount of $3,272,966 (net of an 8.34% original issue discount), maturing July 31, 2026. In October 2025, the Company issued a second Senior Secured Convertible Note to 3i, LP (the "October Note") in the original principal amount of $3,545,712, maturing October 22, 2026. Both notes bear interest at 7.0% per annum, with quarterly cash amortization beginning after 90 days. The notes are secured by a first-priority lien on substantially all of the Company's assets. The embedded conversion features were bifurcated and accounted for as derivative liabilities at fair value in accordance with ASC 815 (see the derivative instruments disclosure below). During the year ended December 31, 2025, the Company entered into three amendments to the July Note and one amendment to the October Note that reduced the applicable conversion prices. The conversion price on the July Note was reduced from $1.72 to $1.00 per share and subsequently to $0.75 per share. On the October Note, the conversion price on $1,772,856 of principal was reduced from $1.10 to $0.75 per share, while the remaining $1,772,856 of principal continued at $1.10 per share. During the year ended December 31, 2025, the Buyer converted $2,710,280 of July Note principal into 2,900,000 shares of common stock at $1.00 per share and $186,916 of October Note principal and $13,084 of accrued interest into 266,667 shares at $0.75 per share. Separately, the Company redeemed $61,942 of July Note principal in cash on September 3, 2025. As of December 31, 2025, the outstanding principal balance was $500,744 on the July Note and $3,358,797 on the October Note, for an aggregate balance of $3,859,541.

The following table summarizes the carrying value of the Company's senior secured convertible notes as of December 31, 2025:

	SSN #1	SSN #2	Total
Stated principal	$ 500,744	$ 3,358,797	$ 3,859,541
Less: unamortized OID	(46,928)	(280,124)	(327,052)
Less: unamortized debt issuance costs	(55,014)	(272,344)	(327,358)
Less: unamortized derivative discount	(217,573)	(1,418,779)	(1,636,352)
Net carrying value	$ 181,229	$ 1,387,550	$ 1,568,779

The following table presents a roll forward of the derivative liabilities associated with the embedded conversion features for the year ended December 31, 2025:

	SSN #1	SSN #2	Total
	$ —	$ —	$ —
Fair value at note issuance	1,265,557	1,497,734	2,763,291
Change in fair value — amendments	83,975	(122,936)	(38,961)
Change in fair value — conversions	(687,365)	(151,668)	(839,033)
Derecogition to adddition paid-in capital	(1,152,639)	(64,479)	(1,217,118)
Change in fair value — remeasurement	562,200	(513,500)	48,700
	$ 71,728	$ 645,151	$ 716,879

As of December 31, 2025, the following shares of common stock were issuable upon conversion of the outstanding senior secured convertible notes:

	Conversion Price	Principal	Shares Issuable
July Note	0.75	500,744	667,659
October Note — Tranche 1	0.75	1,585,940	2,114,587
October Note — Tranche 2	1.1	1,772,856	1,611,687
Total		$ 3,859,540	$ 4,393,933

Promissory Note — Brookstone XXI, LLC. The $800,000 unsecured promissory note payable to Brookstone Partners Acquisition XXI Corporation was included in the combined principal and interest balance of $1,089,222 exchanged for 825,067 shares of Series Z 8% Non-Convertible Preferred Stock on September 30, 2025 (see above). Upon completion of the exchange, the note and all related obligations, including Capstone's limited payment guaranty, were extinguished in full. As of December 31, 2025, no amounts remain outstanding.

Scheduled maturities of long-term as of December 31, 2025, are as follows:

2026	$	5,675
2027		4,869
2028		2,123
2029		44
2030		54
Thereafter		2,981
Total	$	15,746

CAPSTONE HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 Leases

As of December 31, 2025, the balance of our right-of-use ("ROU") assets was $5.4 million, net, and total lease liabilities of $5.5 million (consisting of $1.7 million current and $3.8 million non-current), included in current portion, lease liability and lease liability, net of current portion.

In connection with the acquisitions of Carolina Stone (August 22, 2025) and Fraser Canyon Holdings/CSI (December 1, 2025), the Company assumed operating leases for distribution, showroom, and warehouse facilities. The Carolina Stone leases include: (i) approximately 13,500 square feet at 10306 Globe Road, Morrisville, NC, extended through May 31, 2027, at approximately $154,560 annually, and (ii) approximately 28,000 square feet at 901 Tulip Drive, Gastonia, NC, through June 30, 2029, at a starting annual base rent of $130,200 escalating at 3.5% annually. The CSI leases include: (i) approximately 31,418 square feet at 27524–51A Avenue, Langley, BC, through July 31, 2030, at approximately CAD $627,024 annually, and (ii) approximately 30,000 square feet at 45 Fenmar Drive, North York, ON, through November 30, 2026, with a five-year extension option not yet exercised. Operating lease ROU assets of $906 thousand and corresponding lease liabilities were recognized at fair value upon the Carolina Stone acquisition date (see Note 4). Fraser Canyon/CSI ROU assets and lease liabilities are included in the purchase price allocation and totaled approximately $2.1 million.

The maturity of our lease liabilities as of December 31, 2025 is as follows in ("000's"):

Year		Finance		Operating
2026	$	274	$	1,605
2027		143		1,206
2028		40		807
2029		15		743
2030		9		467
Thereafter		—		693
Total undiscounted Lease Payments		481		5,521
Less: Present value discount		(22)		(492)

Total Lease Liability	$	459	$	5,029

Lease expense recognized on our leases is as follows in ("000's"):

	Twelve months Ended December 31, 2025		Twelve months Ended December 31, 2024	
Finance leases				
Amortization expense	$	182	$	164
Interest expense		15		14
Operating leases				
Straight-line rent expense		967		779
Total lease expense	$	1,164	$	957

CAPSTONE HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 Leases (cont.)

The following summarizes additional information related to our leases for 2025 and 2024 in ("000's"):

	Twelve months ended December 31, 2025		Twelve months ended December 31, 2024	
	Finance	**Operating**	**Finance**	**Operating**
Weighted-average remaining lease terms (years)	2.2	4.9	2.8	3.9
Weighted-average discount rate	4.49%	3.91%	3.93%	2.95%
ROU assets obtained in exchange for new lease liabilities	$ 246	$ 1,395	$ 219	$ —

Note 13 TotalStone Preferred Units

The Company owns 100% of TotalStone's outstanding common voting units and receives certain funding from TotalStone, in exchange for potential benefits to the combined organization from the use of the Company's Federal Net Operating Loss and other tax benefit carryovers. The existing holders of TotalStone's common stock received Class B Preferred Units valued at $20.5 million, with a quarterly dividend.

In addition, as part of the merger of the Company and TotalStone, the Mezzanine lender accepted $873.0 thousand as a Special Preferred Unit in lieu of debt. The Special Preferred Unit has a preferential distribution position but does not earn a preferred return.

On March 8, 2023, the Company entered into the Ninth Amendment to the Revolving Credit, term Loan and Security Agreement (the "Ninth Amendment"). The Ninth Amendment permitted a payment of $389.0 thousand to the Special Preferred Unit holders.

On the Restructuring Date (March 7, 2025), all outstanding Class B and Class C Preferred Interests in TotalStone were exchanged for 3,782,641 shares of the Company's Common Stock pursuant to the Master Exchange Agreement described in Note 2. The Special Preferred Membership Interests were also extinguished in connection with the restructuring. As of December 31, 2025, no TotalStone preferred units remain outstanding.

Note 14 TotalStone Warrants

In connection with the April 2020 TotalStone transaction, 1,175 warrants to purchase class A common interest in TotalStone were granted to TotalStone management. The warrants have a purchase price of $0.01 per warrant unit and vested in equal annual installments over a three-year period, with March 31, 2023 as the final vesting date. Vested warrants may be exercised through March 31, 2030 subject to continuing employment.

On the Restructuring Date (March 7, 2025), 1,125 outstanding Class A TS Warrants were cancelled in connection with the corporate restructuring described in Note 2. The remaining 50 warrants from the original grant of 1,175 had been previously forfeited. As of December 31, 2025, no TotalStone warrants remain outstanding.

CAPSTONE HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 Stockholders' Equity

As of December 31, 2025, the Company had 8,772,872 shares of Common Stock issued and outstanding and 25,000,000 shares of preferred stock authorized, of which 2,000,000 are designated as Series B Preferred Stock (985,063 shares issued and outstanding) and 3,500,000 are designated as Series Z 8% Non-Convertible Preferred Stock (1,467,343 shares issued and outstanding, classified as a liability pursuant to ASC 480).

In June 2015, our stockholders approved the 2015 Equity Incentive Plan (the "2015 Plan") and reserved 1,000,000 shares of our common stock for issuance. At December 31, 2024, no shares remained available to grant under the Plan and all granted shares are fully vested.

Stock-based compensation expense reflects the fair value of stock-based awards measured at the grant date and recognized over the relevant vesting period. The Company generally estimates the fair value of each stock-based award on the measurement date using the Black-Scholes option valuation model which incorporates assumptions as to stock price volatility, the expected life of the options, risk-free interest rate and dividend yield. No options were granted in 2025 or 2024.

Stock Compensation

There were no stock compensation costs, option grants or stock options exercised in 2025 or 2024. At December 31, 2025, there were no remaining unamortized non-cash stock compensation costs.

As of December 31, 2025 and December 31, 2024, there were approximately 50 and 500 options exercisable and vested at a weighted average exercise price of $163.00, respectively. During 2025 and 2024, 450 options expired unexercised. No options were granted or exercised in 2025 or 2024.

The Brookstone Partners warrant expired unexercised on April 1, 2024.

Preferred Stock

On February 20, 2025, following the Company's controlling shareholder's approval, the Company filed an amendment to its Restated Certificate of Incorporation to increase the authorized shares of preferred stock to 25,000,000 shares. As of December 31, 2025, the Company had 985,063 shares of Series B Preferred Stock outstanding. Additionally, 1,467,343 shares of Series Z 8% Non-Convertible Preferred Stock were issued and outstanding; however, the Series Z Preferred Stock is classified as a liability on the consolidated balance sheet pursuant to ASC 480, Distinguishing Liabilities from Equity (see Series Z disclosure below). As of December 31, 2024, there were no outstanding shares of preferred stock.

The Board of Directors of the Company approved a Tax Benefit Preservation Plan ("Benefit Plan") dated April 18, 2017, between the Company and Computershare. The Benefit Plan and the exercise of rights to purchase Series A Preferred Stock, pursuant to the terms thereof, may delay, defer or prevent a change in control without the approval of the Board. In addition to the anti-takeover effects of the rights granted under the Benefit Plan, the issuance of preferred stock, generally, could have a dilutive effect on our stockholders.

Under the Benefit Plan, each outstanding share of our common stock has attached one preferred stock purchase right. Each share of our common stock subsequently issued prior to the expiration of the Benefit Plan will likewise have attached one right. Under specified circumstances involving an "ownership change," as defined in Section 382 of the Internal Revenue Code ("the Code"), the right under the Benefit Plan that attaches to each share of our common stock will entitle the holder thereof to purchase 1/100 of a share of our Series A Preferred Stock for a purchase price of $5.00 (subject to adjustment), and to receive, upon exercise, shares of our common stock having a value equal to two times the exercise price of the right. In May of 2024, The Company and Computershare extended the Benefit Plan through December 31, 2027.

The Benefit Plan was cancelled per the Master Exchange and Other Transaction Agreement executed on March 3, 2025.

Series B Preferred Stock: In February 2025, the Company filed the Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock with the Delaware Secretary of State, designating 2,000,000 shares as Series B Preferred Stock, no par value. Nectarine Management, LLC, an entity controlled by Michael Toporek, the chairman of the board of directors, purchased 985,063 shares of Series B Preferred Stock for a purchase price of $30,000. The holders of Series B Preferred Stock have the right to vote together with common stockholders, casting one vote per share. Series B Preferred Stock is convertible into Common Stock at the holder's option after the two-year anniversary of the Company's February 2025 initial public offering, provided the Common Stock's closing price meets or exceeds $40 per share. Until less than 50% of the originally issued Series B Preferred Stock remains outstanding, holders of at least 50% of such shares may appoint two directors to the Board and the Company cannot take certain corporate actions without the approval of at least 50% of the outstanding Series B Preferred Stock.

Series Z 8% Non-Convertible Preferred Stock (Classified as Liability): On September 30, 2025, the Company filed the Certificate of Designation of Preferences, Rights and Limitations of Series Z 8% Non-Convertible Preferred

Stock with the Secretary of State of the State of Delaware, designating 3,500,000 shares as Series Z Preferred Stock, no par value. A total of 1,467,343 shares were issued to BP Peptides, LLC (642,276 shares) and Brookstone Partners Acquisition XXI Corporation (825,067 shares), both affiliates of Brookstone Partners, the Company's majority shareholder, in exchange for the extinguishment of outstanding related party promissory notes with a combined principal and accrued interest balance of approximately $1.94 million. The shares were issued pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended. The Series Z Preferred Stock is non-convertible and carries a cumulative dividend at the rate of 8% per annum, accruing daily on the $1.32 per share stated value based on a 360-day year of twelve 30-day months. Accrued but unpaid dividends compound quarterly. The Series Z Preferred Stock is mandatorily redeemable at the earlier of (a) the seventh anniversary of the original issue date (September 30, 2032) or (b) the occurrence of a Fundamental Transaction, at a redemption price equal to the stated value plus all accrued and unpaid dividends. Because the Series Z Preferred Stock embodies an unconditional obligation requiring the Company to transfer assets to redeem the instrument at a specified date, and the instrument is non-convertible, the Company has classified the Series Z Preferred Stock as a liability in accordance with ASC 480-10-25-4, Distinguishing Liabilities from Equity. The Series Z liability was initially measured at fair value, which approximated the aggregate stated value of $1,936,893, and is subsequently measured using the interest method, with periodic accretion of interest expense at the 8% contractual rate. Interest expense of approximately $39,000 was recognized for the period from September 30, 2025 through December 31, 2025. As of December 31, 2025, the carrying value of the Series Z liability, including accrued interest, was approximately $1,976,000.

In connection with the Public Offering that closed on March 7, 2025, the Company issued to the underwriters warrants to purchase an aggregate of 62,500 shares of Common Stock (the "Representative's Warrant"), representing 5% of the shares issued in the Public Offering. The Representative's Warrant is exercisable commencing on September 5, 2025 and expiring on September 7, 2026, at an exercise price of $4.00 per share. As of December 31, 2025, the Representative's Warrant had not been exercised.

The Company's Senior Secured Convertible Notes (see Note 11) are convertible into shares of Common Stock at conversion prices ranging from $0.75 to $1.10 per share. During the year ended December 31, 2025, holders converted an aggregate principal amount of $2,897,196 into 3,166,667 shares of Common Stock at conversion prices ranging from $0.75 to $1.00 per share. As of December 31, 2025, the remaining outstanding principal of $3,859,541 would be convertible into approximately 4,393,933 shares of Common Stock at conversion prices ranging from $0.75 to $1.10 per share.

Note 16 TotalStone 401(K) Retirement Savings Plan

TotalStone maintains a defined contribution pension plan, which covers all employees electing to participate after completing certain service requirements. Employer contributions are made at the Company's discretion. Generally, the Company makes safe harbor matching contributions equal to 100% of employee contributions up to 4% of the employee's Plan Compensation, as defined. Each participant is 100% vested in their salary deferral and the safe harbor matching contributions. Other employer discretionary contributions are subject to a graded vesting schedule. Company matching contribution expense in each of 2025 and 2024 was $150.7 thousand and $159.0 thousand, respectively.

Carolina Stone Distributors, LLC maintained a SIMPLE IRA plan covering eligible employees after 90 days of service. Under the plan, Carolina Stone matched employee contributions up to 3% of eligible compensation. Employer matching contributions for the period from the acquisition date of August 22, 2025 through December 31, 2025 totaled $10.0 thousand. The SIMPLE IRA was terminated effective December 31, 2025, and Carolina Stone employees became eligible to participate in TotalStone's 401(k) Plan effective January 1, 2026.

Canadian Stone Industries Inc. sponsors a Group Registered Savings Plan ("Group RSP") through RBC covering all employees after three months of continuous service. Under the plan, CSI matches employee contributions at 2% of eligible compensation with immediate vesting. Employer matching contributions for the period from the acquisition date of December 1, 2025 through December 31, 2025 totaled $1.0 thousand.

CAPSTONE HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 Income Taxes

Pre-Tax book income/(loss) has been recorded in the following jurisdictions:

	Tax Years Ended	
	12/31/2025	12/31/2024
US	$ (13,877)	$ (2,121)
Foreign	(177)	-
Income from continuing operations before taxes	(14,054)	(2,121)
Total pre-tax income/(loss)	**$ (14,054)**	**$ (2,121)**

The Company generated federal and state income tax expense for the period ended December 31, 2025 of $7,178, $46, and $48, respectively in ('000's). The Company generated federal, state, and foreign income tax expense for the period ended December 31, 2024 of $419, $23, and $0, respectively in ('000's).

	Tax Years Ended	
	12/31/2025	12/31/2024
Current:		
Federal	$ -	$ -
State	46	23
Foreign	(28)	-
	18	23
Deferred:		
Federal	7,178	419
State	-	-
Foreign	(19)	-
	7,159	419
Income tax expense (benefit) for continuing operations	7,176	442
Total	**7,176**	**$ 442**

CAPSTONE HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 Income Taxes (cont.)

Effective January 1, 2025, the Company adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, on a prospective basis in accordance with the standard's transition guidance. As required under ASU 2023-09, the rate reconciliation for the current year is presented using the new prescribed categories and enhanced disaggregation to provide greater transparency into the factors affecting the Company's effective tax rate for continuing operations. The following table presents the Company's income tax rate reconciliation on continuing operations for the year ended December 31, 2025, prepared in accordance with the disclosure requirements of ASU 2023-09 in ('000's').

	Tax Year Ended	
	12/31/2025	
	Amount	Percent
U.S. Federal Statutory Tax Rate	$ (2,951)	21.00%
State and Local Income Taxes, Net of Federal Income Tax Effect	46	-0.33%
Foreign Tax Effects	(11)	0.07%
Effect of Changes in Tax Laws or Rates Enacted in the Current Period	-	0.00%
Effect of Cross-Border Tax Laws	-	0.00%
Tax Credits	1,475	-10.49%
Changes in Valuation Allowances	(3,177)	22.60%
Nontaxable or Nondeductible Items		
Embedded Derivative	(174)	1.24%
Goodwill Impairment	1,302	-9.26%
Other Nontaxable or Nondeductible Items	102	-0.73%
Changes in Unrecognized Tax Benefits	-	0.00%
Other Adjustments		
Net Federal Operating Losses Expiration	9,944	-70.76%
Other Unused Attributes	619	-4.40%
Other	1	-0.01%
Effective Tax Rate	$ 7,176	-54.99%

As a result of the Company's prospective adoption of ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, the rate reconciliation table presented above for the year ended December 31, 2025 reflects the new prescribed categories and enhanced disaggregation required under the updated disclosure framework. In accordance with the transition guidance, the Company did not elect retrospective application; therefore, the comparative periods that follow are presented in the legacy ASC 740 format applicable to those historical periods. The Company continues to apply FASB ASC Topic 740, Income Taxes, in the computation and presentation of its income tax provision, and the enhanced ASU 2023-09 disclosure requirements apply solely to the current year rate reconciliation. The following table presents the reconciliation of the income tax provision (benefit) for prior periods using the legacy ASC 740 disclosure format for continuing operations in ('000's').

| | Tax Year Ended |
	12/31/2024
Income tax provison (benefit) at statutory rate	(444)
State taxes, net of federal benefit	23
Net change in NOL carryforward, federal credits and valuation allowance	863
Income tax provision recognized	**$ 442**

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows in ('000's):

| | Tax Years Ended | |
	12/31/2025	12/31/2024
Deferred tax assets:		
Stock options	$ 89	$ 79
Basis difference in TotalStone	-	620
Basis difference in Diamond Products	247	217
Interest expense limitation	961	730
Property and equipment	403	-
Intangibles	24	-
Federal credits	2,111	3,110
Net operating loss carryforwards	20,896	29,604
Other deferred tax assets	724	460
Gross deferred tax assets	25,456	34,820
Valuation allowance	(25,437)	(27,642)
Net deferred tax assets	$ 20	$ 7,178
Deferred tax liabilities		
Intangibles	(40)	-
Gross deferred tax liabilities	(40)	-
Net deferred tax liabilities	(40)	-
Net deferred taxes	**$ (20)**	**$ 7,178**

CAPSTONE HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 Income Taxes (cont.)

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax information by expanding annual disclosure requirements related to income taxes paid. The amendments require entities to disaggregate income taxes paid by jurisdiction, providing separate disclosure for federal, state, and foreign income tax payments. These requirements are intended to give users of the financial statements greater insight into the geographical distribution of an entity's cash tax outflows and tax related cash flow risks. The Company has adopted the disclosure requirements of this standard on its consolidated financial statements.

Cash paid for income taxes (net of refunds) are as follows for the year ended December 31, 2025 in ('000's'):

	Tax Year Ended
	12/31/2025
U.S. Federal	$ -
U.S. State	
California	(79)
New Jersey	(66)
Foreign	
Canada	21
Total income taxes paid, net	$ (124)

The Company has accumulated approximately $141.0 million in federal and $17.0 million in state net operating loss carryforwards ("NOLs") and approximately $3.9 million of research and development tax credit carryforwards. The federal NOLs generated before 2018 have 20-year carryforward periods with NOLs generated in 2018 and after having no expiration period. Federal NOLs generated in 2018 and after total $3.5 million. The availability of these NOL's to offset future taxable income could be limited in the event of a change in ownership, as defined in Section 382 of the Internal Revenue Code.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax basis of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The valuation allowance changed by -$2.2 million, during the year ended December 31, 2025.

For the period ended December 31, 2025, Capstone Holding Corp. has a total carryover of Federal Net Operating Losses (NOLs) of $98.4 million, which represents NOLs that were generated before the rules of the Tax Cuts and Jobs Act (TCJA), which became effective on January 1, 2018 and NOLs that were generated after the TCJA. The Company expects to expire $22.7 million of NOLs for the period ended December 31, 2025. The Company's NOLs that were generated after TCJA in the amount of $8.8 million do not expire but are subject to the 80% limitation. The Company has a State NOL carryover of $3.6 million. These NOLs are subject to various limitations and expiration dates.

The Internal Revenue Code of 1986, as amended, imposes restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change" of a corporation. Accordingly, a company's ability to use net operating losses and tax credits may be limited as prescribed under Internal Revenue Code Section 382 and 383 ("IRC Section 382"). Events which may cause limitations in the amount of the net operating losses or tax credits that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Utilization of the federal and state net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by the IRC Section 382 rules and similar state provisions. At December 31, 2025, based on preliminary internal analysis, the Company has not experienced an ownership change as defined under IRC Section 382. However, in light of the 2025 initial public offering, corporate restructuring, and conversions of convertible notes and preferred interests into common stock, the Company expects that an ownership change may occur in early 2026. Upon occurrence of an ownership change, the Company's ability to utilize its $98.4 million of pre-TCJA and $8.8 million of post-TCJA federal net operating loss carryforwards against future taxable income will become subject to an annual limitation under IRC Section 382. The Company intends to engage an outside advisor to complete a formal Section 382 study. Any such limitation is not expected to affect the Company's net income tax expense in the near term because of the full valuation allowance maintained against net deferred tax assets.

The Company's major tax jurisdictions are the United States and Canada. All of the Company's tax years will remain open for examination by the Federal and state tax authorities for three and four years, respectively, from the date of utilization of the net operating loss or research and development credit. The Company does not have any tax audits pending in the United States.

"The Inflation Reduction Act of 2022 was signed into law August 16, 2022, and includes significant legislation addressing taxes, inflation, climate change and renewable energy incentives, and healthcare. Key tax provisions include a 15% corporate minimum tax, clean energy incentives, and a 1% excise tax on stock buybacks. The Company does not expect the provisions of such legislation to have any impact on the effective tax rate of the Company but will continue to evaluate the tax effects should any provisions become applicable to the Company.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted as Public Law 119-21. The legislation implements several amendments to the Internal Revenue Code, including the permanent extension of 100 percent bonus depreciation for qualified property and research and development expenditures, as well as revisions to expensing rules applicable to certain structures. The Act also includes modifications affecting corporate tax administration, such as adjustments to the Employee Retention Credit (ERC), changes to Opportunity Zone related provisions, and the scheduled expiration or modification of certain business related clean energy credits.

The Company has evaluated the corporate income tax effects of the OBBBA in the period of enactment. In connection with the Act's modifications to bonus depreciation, the Company has accelerated depreciation for its current period additions, consistent with the Act's statutory framework governing the 100 percent allowance. The resulting adjustments have been reflected in the Company's measurement of current and deferred income tax assets and liabilities. Based on its analysis, the Company determined that the enactment of the OBBBA did not have a material impact on its consolidated financial statements for the year ended December 31, 2025. The Company will continue to monitor regulatory and administrative guidance issued under the Act."

CAPSTONE HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 Segment Information

The Company has two reportable segments: (i) the TotalStone segment, which includes the operations of TotalStone, LLC and the legacy Instone distribution business, together with Canadian Stone Industries Inc. and Continental Stone Industries, Inc. (collectively, "Fraser Canyon"), acquired in December 2025; and (ii) the Carolina Stone segment, which includes the operations of Carolina Stone Distributors, LLC and its affiliated installation business, acquired in August 2025. The TotalStone segment distributes natural and manufactured stone and related building products. The Carolina Stone segment distributes and installs stone veneer and related masonry products. The Company also incurs corporate-level SG&A expenses at Capstone Holding Corp. ("Capstone" or the "Parent"), consisting primarily of board fees, investor relations, filing, legal, insurance, accounting and consulting expenses not identifiable or allocated to the operating segments.

The Company's Chief Executive Officer serves as the chief operating decision maker ("CODM"). The CODM evaluates segment performance based on segment revenue, gross profit, and income (loss) from operations. Corporate overhead and certain shared services costs not directly attributable to a segment are reported within the Parent/Eliminations column. Interest expense, income taxes, and other non-operating items are not allocated to segments. The accounting policies of the reportable segments are the same as those described in Note 3.

The following tables present financial information regarding the Company's reportable segments, reconciled to the Company's consolidated totals.

| | Fiscal Year Ended December 31, | | | | | | | | | |
| | 2025 | | | | | 2024 | | | | |
	TotalStone	Carolina Stone	Parent	Eliminations	Consolidated	TotalStone	Carolina Stone	Parent	Eliminations	Consolidated
Income (loss) from operations before taxes:										
Sales	$ 43,550	$ 3,331	$ —	$ —	$ 46,881	$ 44,876	$ —	$ —	$ —	$ 44,876
Cost of goods sold	33,834	2,256	—	—	36,090	35,306	—	—	—	35,306
Gross Profit	9,716	1,075	—	—	10,791	9,570	—	—	—	9,570
Selling, general and administrative expenses	10,157	1,204	3,223	(210)	14,374	9,847	—	611	(240)	10,208
Impairment of goodwill	6,200	—		—	6,200	—	—	—	—	—
Transaction Expenses	185		1,018		1,203					—
(Loss) income from operations	$ (6,826)	$ (129)	$(4,241)	$ 210	$ (10,986)	$ (277)	$ —	$ (611)	$ 240	$ (638)
Other financial information:										
Depreciation & amortization	$ 277	$ 75	$ 39	$ —	$ 391	$ 310	$ —	$ —	$ —	310

| | As of December 31, 2025 | | | | | As of December 31, 2024 | | | | |
	TotalStone	Carolina Stone	Parent	Eliminations	Consolidated	TotalStone	Carolina Stone	Parent	Eliminations	Consolidated
Total assets	$ 51,332	$ 5,531	$ 6,141	$ (11,626)	$ 51,378	$ 40,468		$ 7,858	$ (1,105)	$ 47,221

CAPSTONE HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 Subsequent Events

Cost Rationalization and Executive Compensation. In January 2026, the Company executed a cost rationalization program removing approximately $2.0 million in annualized corporate overhead expenses, primarily through the elimination of non-core investor relations and consulting expenditures. In connection with the cost rationalization, the Chief Executive Officer voluntarily reduced his annual base cash salary to $1.00 for a period of one year, effective February 1, 2026.

Fee Waiver and Deferral Agreement. On January 21, 2026, TotalStone, LLC entered into a conditional fee waiver and deferral agreement with Brookstone Partners IAC, Inc. (a related party) and Gordon Strout (Board Chairman of TotalStone). Under the agreement, Brookstone Partners IAC agreed to waive management and consulting fees totaling $400,000 that would have accrued during the period from January 1, 2026 through December 31, 2026 under the existing management agreement dated March 1, 2020. Additionally, Mr. Strout agreed to waive the right to salary or fee accruals amounting to $94,091 under his executive agreement with TotalStone. The waived amounts are conditional and will become payable only if TotalStone meets specified performance targets during the waiver period.

Convertible Note Activity. Subsequent to December 31, 2025, the Buyer converted additional principal under the October 2025 Senior Secured Convertible Note into shares of common stock. Between January and March 2026, the Buyer converted an aggregate of approximately $233,645 of principal into 333,335 shares of common stock at a conversion price of $0.75 per share. In February 2026, the Company entered into a letter agreement with 3i, LP pursuant to which the $606,054 payment due January 22, 2026 under the July 2025 Senior Secured Convertible Note was deferred to the maturity date. As consideration for the deferral, the Company issued a warrant to 3i, LP for 405,000 shares of common stock at an exercise price of $0.01 per share with a five-year term.

2025 Stock Plan and Restricted Stock Awards. On March 30, 2026, the Board of Directors approved the Capstone Holding Corp. 2025 Stock Plan (the "2025 Plan"), reserving up to 5,000,000 shares of common stock for issuance in the form of stock options, restricted stock awards, and other equity-based awards to employees, officers, and directors of the Company and its subsidiaries. On the same date, the Board approved an initial grant of 1,995,000 restricted stock awards under the 2025 Plan to five members of management and six non-employee directors, representing approximately 21.0% of common shares outstanding as of the grant date. The restricted stock awards were granted at a per-share fair market value of $0.649, the closing price of the Company's common stock on the Nasdaq Capital Market on March 30, 2026, resulting in total stock-based compensation cost of approximately $1,295,000 to be recognized over the applicable vesting periods. Management awards vest on a three-year cliff basis from the grant date. Non-employee director awards vest in accordance with each director's individual vesting election under the terms of the 2025 Plan. The issuance of shares upon vesting may result in dilution to existing shareholders.

Facility Consolidation. The Company's lease at 5141 W. 122nd Street, Alsip, Illinois terminates effective April 30, 2026. The Company has entered into a new lease at 18400 76th Avenue, Tinley Park, Illinois, which commenced April 1, 2026 with a term of 62 months through May 31, 2031. The Tinley Park facility serves as the Company's corporate office. In connection with the lease transition, the Company expects to relocate its Alsip corporate functions to the Tinley Park office by the end of April 2026 as part of the Company's ongoing cost rationalization program. Following the consolidation, the Company will operate eight distribution and warehouse locations across the United States and Canada.

CAPSTONE HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPSTONE HOLDING CORP.

Dated: April 15, 2026

By: */s/ Matthew E. Lipman*

Matthew E. Lipman

Chief Executive Officer

Dated: April 15, 2026

By: */s/ Edward Schultz*

Edward Schultz

Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Matthew E. Lipman Matthew E. Lipman	Chief Executive Officer and Director (Principal Executive Officer)	April 15, 2026
/s/ Edward Schultz Edward Schultz	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 15, 2026
/s/ Michael Toporek Michael Toporek	Chairman	April 15, 2026
/s/ Charles Dana Charles Dana	Director	April 15, 2026
/s/ John M. Holliman, III John M. Holliman, III	Director	April 15, 2026
/s/ Gordon Strout Gordon Strout	Director	April 15, 2026
/s/ Fredric J. Feldman Fredric J. Feldman, Ph.D.	Director	April 15, 2026

/s/ Elwood D. Howse, Jr.   Director   April 15, 2026

Elwood D. Howse, Jr.

Exhibit 4.1

DESCRIPTION OF THE REGISTRANT'S SECURITIES

As of April 16, 2025, Capstone Holding Corp. (the "Company") has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): common stock, par value $0.0005 per share (the "Common Stock").

The following description summarizes the most important terms of our Common Stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation a copy of which have been incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. For a complete description of our capital stock, you should refer to our certificate of incorporation and to the applicable provisions of Delaware General Corporation Law.

The Company is authorized to issue 50,000,000 shares of Common Stock and 25,000,000 shares of preferred stock.

Each share of our Common Stock entitles its holder to one vote in the election of each director and on all other matters voted on generally by our stockholders, other than any matter that (1) solely relates to the terms of any outstanding series of preferred stock or the number of shares of that series and (2) does not affect the number of authorized shares of preferred stock or the powers, privileges and rights pertaining to the Common Stock. No share of our Common Stock affords any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so.

Holders of our Common Stock will be entitled to dividends in such amounts and at such times as our Board of Directors in its discretion may declare out of funds legally available for the payment of dividends. We currently intend to retain our entire available discretionary cash flow to finance the growth, development and expansion of our business and do not anticipate paying any cash dividends on the Common Stock in the foreseeable future. Any future dividends will be paid at the discretion of our Board of Directors.

If we liquidate or dissolve our business, the holders of our Common Stock will share ratably in all our assets that are available for distribution to our stockholders after our creditors are paid in full and the holders of all series of our outstanding preferred stock, if any, receive their liquidation preferences in full.

Our Common Stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund.

As of April 16, 2026, there were 11,453,707 shares of Common Stock issued and outstanding.

Exhibit 4.5

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

COMMON STOCK PURCHASE WARRANT

CAPSTONE HOLDING CORP.

Warrant Shares: 405,000   Issue Date: February 12, 2026

THIS COMMON STOCK PURCHASE WARRANT (this "Warrant") certifies that, for value received, 3i, LP or its assigns (the "Holder") is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the Issue Date (the "Exercise Date") and on or prior to 5:00 p.m. (New York, New York time) on February 12, 2031 (the "Termination Date") but not thereafter, to subscribe for and purchase from Capstone Holding Corp., a Delaware corporation (the "Company"), up to 405,000 shares (as subject to adjustment hereunder, the "Warrant Shares") of the Company's Common Stock (as defined below). The purchase price of one share of Common Stock under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

Section 1. Definitions. In addition to the terms defined elsewhere in this Warrant, the following terms have the meanings indicated in this Section 1 or in that certain Securities Purchase Agreement (the "Purchase Agreement"), dated as of July 29, 2025, among the Company and the purchasers signatory thereto:

"Adjustment Period" has the meaning set forth in Section 3(b).

"Affiliate" means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

"Alternate Consideration" has the meaning set forth in Section 3(e).

"Board of Directors" means the board of directors of the Company.

"Business Day" means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or other day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

"Commission" means the United States Securities and Exchange Commission.

"Common Stock" means the common stock of the Company, par value $0.0001 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

"Common Stock Equivalents" means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

"Distribution" has the meaning set forth in Section 3(d).

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Fundamental Transaction" has the meaning set forth in Section 3(e).

"Nasdaq Minimum Price" means the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the execution of the Purchase Agreement, or (ii) the average Nasdaq Official Closing Price of the Common Stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the Purchase Agreement.

"Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"Purchase Rights" has the meaning set forth in Section 3(c).

"Rule 144" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Subsidiary" means any subsidiary of the Company required to be listed pursuant to Item 601(b)(21) of Regulation S-K.

"Successor Entity" has the meaning set forth in Section 3(e).

"Trading Day" means a day on which the principal Trading Market is open for trading.

"Trading Market" means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, The Nasdaq Capital Market, The Nasdaq Global Market, The Nasdaq Global Select Market, the New York Stock Exchange, OTCQB or OTCQX (or any successors to any of the foregoing).

"Transfer Agent" means Computershare Trust Company, N.A., the current transfer agent of the Company, with a mailing address of 150 Royall Street, Canton, MA 02021, and any successor transfer agent of the Company.

Section 2. Exercise.

a) Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Exercise Date and on or before the Termination Date by delivery to the Company of a duly executed PDF copy submitted by e-mail (or e-mail attachment) of the Notice of Exercise in the form annexed hereto as Exhibit A (the "Notice of Exercise"). Within the earlier of (i) first (1st) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined in Section 2(d)(i) herein) following the date of exercise as aforesaid, the Holder shall deliver the aggregate Exercise Price for the Warrant Shares specified in the applicable Notice of Exercise by wire transfer or cashier's check drawn on a United States bank unless the cashless exercise procedure specified in Section 2(c) below is specified in the applicable Notice of Exercise. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date on which the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Trading Day of receipt of such notice. **The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.**

b) Exercise Price. The exercise price per share of Common Stock under this Warrant shall be $0.01, subject to adjustment hereunder (the "Exercise Price").

c) Cashless Exercise. If at any time after the Exercise Date, there is no effective registration statement registering, as required pursuant to the terms and conditions of the Registration Rights Agreement, or the prospectus contained therein is not available for the resale of the Warrant Shares by the Holder, then this Warrant may also be exercised, in whole or in part, at such time by means of a "cashless exercise" in which the Holder shall be entitled to receive a number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = as applicable: (i) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise if such Notice of Exercise is (1) both executed and delivered pursuant to Section 2(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 2(a) hereof on a Trading Day prior to the opening of "regular trading hours" (as defined in Rule 600(b) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (y) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise or (z) the Bid Price of the Common Stock on the principal Trading Market as reported by Bloomberg L.P. ("Bloomberg") as of the time of the Holder's execution of the applicable Notice of Exercise if such Notice of Exercise is executed during "regular trading hours" on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of "regular trading hours" on a Trading Day) pursuant to Section 2(a) hereof or (iii) the VWAP on the date of the applicable Notice of Exercise if the date of such Notice of Exercise is a Trading Day and such Notice of Exercise is both executed and delivered pursuant to Section 2(a) hereof after the close of "regular trading hours" on such Trading Day;

(B) the Exercise Price of this Warrant, as adjusted hereunder; and

(X) = the number of Warrant Shares that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

"VWAP" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York, New York time) to 4:02 p.m. (New York, New York time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Stock are then reported on The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported, or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

If Warrant Shares are issued in such a cashless exercise, the parties hereto acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the Warrant Shares shall take on the characteristics of the Warrants being exercised, and the holding period of the Warrant Shares being issued may be tacked on to the holding period of this Warrant. Assuming (i) the Holder is not an Affiliate of the Company, and (ii) either (A) all of the applicable conditions of Rule 144 promulgated under the Securities Act with respect to Holder and the Warrant Shares are met in the case of such a cashless exercise or (B) the sale of the Warrant Shares is covered by an effective registration statement and the prospectus is current, the Company agrees that the Company will cause the removal of the legend from such Warrant Shares (including by delivering an opinion of the Company's counsel to the Company's transfer agent at its own expense to ensure the foregoing), and the Company agrees that the Holder is under no obligation to sell the Warrant Shares issuable upon the exercise of the Warrant prior to removing the legend. The Company agrees not to take any position contrary to this Section 2(c).

Notwithstanding anything herein to the contrary, in the event that, on the Termination Date, there is no effective registration statement registering the sale of, or no current prospectus available for the issuance of, the Warrant Shares to the Holder, this Warrant shall be automatically exercised via cashless exercise pursuant to this Section 2(c) on such Termination Date.

      d)   Mechanics of Exercise.

            i.   Delivery of Warrant Shares Upon Exercise. The Company shall cause the Warrant Shares purchased hereunder to be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder's or its designee's balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system ("DWAC") if the Company is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by the Holder or (B) the Warrant Shares are eligible for resale by the Holder without volume or manner-of-sale limitations pursuant to Rule 144 (assuming cashless exercise of the Warrants), and otherwise by physical delivery of a certificate or book-entry statement, registered in the Company's share register in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise by the date that is the earliest of (i) two (2) Trading Days after the delivery to the Company of the Notice of Exercise, (ii) one (1) Trading Day after delivery of the aggregate Exercise Price to the Company and (iii) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Company of the Notice of Exercise (such date, the "Warrant Share Delivery Date"). Upon delivery of the Notice of Exercise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant Shares, provided that payment of the aggregate Exercise Price (other than in the case of a cashless exercise) is received by the Warrant Share Delivery Date. Notwithstanding anything herein to the contrary, upon delivery of the Notice of Exercise, the Holder shall be deemed for purposes of Regulation SHO under the Exchange Act to have become the holder of the Warrant Shares irrespective of the date of delivery of the Warrant Shares. If the Company fails for any reason to deliver to the Holder the Warrant Shares subject to a Notice of Exercise by the Warrant Share Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant Shares subject to such exercise (based on the VWAP of the Common Stock on the date of the applicable Notice of Exercise), $10 per Trading Day (increasing to $20 per Trading Day on the third Trading Day after the Warrant Share Delivery Date) for each Trading Day after such Warrant Share Delivery Date until such Warrant Shares are delivered or Holder rescinds such exercise. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, "Standard Settlement Period" means the standard settlement period, expressed in a number of Trading Days, on the Company's primary Trading Market with respect to the Common Stock as in effect on the date of delivery of the Notice of Exercise.

            ii.   Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

iii.   Rescission Rights. If the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares pursuant to Section 2(d)(i) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise; provided, however, that the Holder shall be required to return any Warrant Shares subject to any such rescinded exercise notice concurrently with the return to Holder of the aggregate Exercise Price paid to the Company for such Warrant Shares and the restoration of Holder's right to acquire such Warrant Shares pursuant to this Warrant (including, issuance of a replacement warrant certificate evidencing such restored right).

iv.   Compensation for Buy-In on Failure to Timely Deliver Warrant Shares Upon Exercise. In addition to any other rights available to the Holder, if the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares in accordance with the provisions of Section 2(d)(i) above pursuant to an exercise on or before the Warrant Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder's brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a "Buy-In"), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored and return any amount received by the Company in respect of the Exercise Price for those Warrant Shares (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of shares of Common Stock with an aggregate sale price giving rise to such purchase obligation of 10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver shares of Common Stock upon exercise of the Warrant as required pursuant to the terms hereof.

v. No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

vi.   Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event that Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto, duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant Shares.

vii.   Closing of Books. The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

e)   Holder's Exercise Limitations. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder's Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder's Affiliates (such Persons, "Attribution Parties")), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of shares of Common Stock issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Common Stock Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(e) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder's determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(e), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as reflected in (A) the Company's most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Transfer Agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request of a Holder, the Company shall within one (1) Trading Day confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the

Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding shares of Common Stock was reported. The "Beneficial Ownership Limitation" shall be 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of this Warrant. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

f) Issuance Limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant. Notwithstanding the foregoing and for avoidance of doubt, to comply with the rules of The Nasdaq Stock Market LLC, the Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, to the to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise such Holder or any of its affiliates would beneficially own in excess of 19.99% of the Common Stock or such lesser percentage required by The Nasdaq Stock Market LLC without first obtaining stockholder approval in accordance with the listing rules of The Nasdaq Stock Market LLC.

Section 3. Certain Adjustments. Notwithstanding anything to the contrary in this Warrant, the adjustment provisions of this Warrant are subject to the Nasdaq Minimum Price.

a) Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (iv) issues by reclassification of shares of the Common Stock any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b) Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 3(a) above, if at any time the Company grants, issues or sells any Common Stock Equivalents or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Common Stock (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that to the extent that the Holder's right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such shares of Common Stock as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

c)   Pro Rata Distributions. During such time as this Warrant is outstanding, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution (provided, however, that to the extent that the Holder's right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any shares of Common Stock as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation). To the extent that this Warrant has not been partially or completely exercised at the time of such Distribution, such portion of the Distribution shall be held in abeyance for the benefit of the Holder until the Holder has exercised this Warrant.

d)   Fundamental Transaction. If, at any time while the Warrants are outstanding:

1)   the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another person;

2)   the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions;

3)   any direct or indirect purchase offer, tender offer or exchange offer (whether by the Company or another person) is completed pursuant to which holders of shares of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the Company's shares of Common Stock or 50% or more of the total voting power of the Company's shares of Common Stock;

4)   the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of shares of Common Stock or any compulsory share exchange pursuant to which the shares of Common Stock are effectively converted into or exchanged for other securities, cash or property; or

5)   the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another person or group of persons whereby such other person or group acquires 50% or more of the Company's shares of

Common Stock or 50% or more of the total voting power of the Company's shares of Common Stock (each a "Fundamental Transaction");

then, upon any subsequent exercise of a Warrant, the Holder shall have the right to receive, for each share of Common Stock that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder, the number of shares of capital stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, or depositary shares representing those shares, and any additional consideration (the "Alternate Consideration") receivable as a result of such Fundamental Transaction by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction.

The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the "Successor Entity"), to assume in writing all of the obligations of the Company under this Warrant in accordance with the provisions of this Section 3(e) pursuant to written agreements in form reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to such Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant that is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the shares of Common Stock acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Stock prior to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value this Warrant had immediately prior to the consummation of such Fundamental Transaction). Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall be added to the term "Company" under this Warrant (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the "Company" shall refer instead to each of the Company and the Successor Entity or Successor Entities, jointly and severally with the Company), and may exercise every right and power of the Company prior thereto and the Successor Entity or Successor Entities shall assume all of the obligations of the Company prior thereto under this Warrant with the same effect as if the Company and such Successor Entity or Successor Entities, jointly and severally, had been named as the Company herein.

e) Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) issued and outstanding. For the avoidance of doubt, the Holder shall be entitled to the benefits of the provisions of this Section 3(e) regardless of (i) whether the Company has sufficient authorized shares of Common Stock for the issuance of Warrant Shares and/or (ii) whether a Fundamental Transaction occurs prior to the Exercise Date.

f) Notice to Holder.

  i. Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.

  ii. Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock, (C) the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by email to the Holder at its last email address as it shall appear upon the Warrant Register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

g) Voluntary Adjustment by Company. Subject to the rules and regulations of the Trading Market, the Company may at any time during the term of this Warrant, reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the board of directors of the Company.

h) Shareholder Approval. If required, the Company shall hold a special meeting of shareholders (which may also be at the annual meeting of shareholders) at the earliest practicable date after the date hereof, but in no event later than forty-five (45) after the applicable date for the purpose of obtaining shareholder approval with the recommendation of the Board of Directors that such proposal be approved, and the Company shall solicit proxies from its shareholders in connection therewith in the same manner as all other management proposals in such proxy statement and all management-appointed proxyholders shall vote their proxies in favor of such proposal. The Company shall use its reasonable best efforts to obtain such shareholder approval, and officers, directors and shareholders shall cast their proxies in favor of such proposal. If the Company does not obtain shareholder approval at the first meeting, the Company shall call a meeting every three (3) months thereafter to seek shareholder approval until the earlier of the date shareholder approval is obtained or the Warrants are no longer outstanding. Notwithstanding the foregoing, the Company may, in lieu of holding a special meeting of shareholders as aforesaid, obtain the written consent of a majority of its shareholders covering the shareholder approval so long as prior to forty-five (45) days after the applicable date such written consents are obtained and in accordance with Exchange Act Rule 14c-2 at least twenty (20) days shall have transpired from the date on which a written information statement containing the information specified in Schedule 14C detailing such shareholder approval shall have been filed with the Commission and delivered to shareholders of the Company.

Section 4. Transfer of Warrant.

a) Transferability. Subject to compliance with any applicable securities laws and the conditions set forth in Section 4(d) hereof and to the provisions of the Purchase Agreement, this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three (3) Trading Days of the date on which the Holder delivers an assignment form to the Company assigning this Warrant in full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

b) New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the Issue Date of this Warrant and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

c) Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "Warrant Register"), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

d) Transfer Restrictions. If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the transfer of this Warrant shall not be either (i) registered pursuant to an effective registration statement under the Securities Act and under applicable state securities or blue sky laws or (ii) eligible for resale without volume or manner-of-sale restrictions or current public information requirements pursuant to Rule 144, the Company may require, as a condition of allowing such transfer, that the Holder or transferee of this Warrant, as the case may be, comply with the provisions of Section 5.7 of the Purchase Agreement.

e) Representation by the Holder. The Holder, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant Shares issuable upon such exercise, for its own account and not with a view to or for distributing or reselling such Warrant Shares or any part thereof in violation of the Securities Act or any applicable state securities law, except pursuant to sales registered or exempted under the Securities Act.

Section 5. Registration Rights.

a) Grant of Right. The Holder shall have the right, for a period of no more than 1year from the Issue Date, to include the all or any portion of the underlying the Warrants (collectively, the "Registrable Securities") as part of any other registration of securities filed by the Company (other than in connection with a transaction contemplated by Rule 145(a) promulgated under the Securities Act or pursuant to Form S-8 or any equivalent form); provided, however, that if, solely in connection with any primary underwritten public offering for the account of the Company, the managing underwriter(s) thereof shall, in its reasonable discretion, impose a limitation on the number of shares of Common Stock which may be included in the Registration Statement because, in such underwriter(s)' judgment, marketing or other factors dictate such limitation is necessary to facilitate public distribution, then the Company shall be obligated to include in such Registration Statement only such limited portion of the Registrable Securities with respect to which the Holder requested inclusion hereunder as the underwriter shall reasonably permit.

b) Terms. The Company shall bear all fees and expenses attendant to registering the Registrable Securities pursuant to Section 5(a) hereof, but the Holders shall pay any and all underwriting commissions and the expenses of any legal counsel selected by the Holders to represent them in connection with the sale of the Registrable Securities. In the event of such a proposed registration, the Company shall furnish the then Holders of outstanding Registrable Securities with not less than thirty (30) days written notice prior to the proposed date of filing of such registration statement. Such notice to the Holders shall continue to be given for each registration statement filed by the Company during the 1 year period following the Issue Date until such time as all of the Registrable Securities have been sold by the Holder. The holders of the Registrable Securities shall exercise the "piggy-back" rights provided for herein by giving written notice within ten (10) days of the receipt of the Company's notice of its intention to file a registration statement. Except as otherwise provided in this Warrant, there shall be no limit on the number of times the Holder may request registration under this section; provided, however, that such registration rights shall terminate on the first anniversary of the Issue Date.

Section 6. Miscellaneous.

a) No Rights as Stockholder Until Exercise; No Settlement in Cash. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a stockholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i), except as expressly set forth in Section 3. Without limiting the rights of a Holder to receive Warrant Shares on a "cashless exercise," and to receive the cash payments contemplated pursuant to Sections 2(d)(i) and 2(d)(iv), in no event will the Company be required to net cash settle an exercise of this Warrant.

b)   Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

c)   Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Trading Day, then, such action may be taken or such right may be exercised on the next succeeding Trading Day.

d)   Authorized Shares.

The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Common Stock may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable (which means that no further sums are required to be paid by the holders thereof in connection with the issue thereof) and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its articles of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

e) Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the Purchase Agreement.

f) Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, and the Holder does not utilize cashless exercise, will have restrictions upon resale imposed by state and federal securities laws.

g) Non-waiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder's rights, powers or remedies, notwithstanding the fact that the right to exercise this Warrant terminates on the Termination Date. No provision of this Warrant shall be construed as a waiver by the Holder of any rights which the Holder may have under the federal securities laws and the rules and regulations of the Commission thereunder. Without limiting any other provision of this Warrant or the Purchase Agreement, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys' fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

h) Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Purchase Agreement.

i) Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

j) Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

k) Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

l) Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company, on the one hand, and the Holder of this Warrant, on the other hand.

m) Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

n) Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

(Signature Page Follows)

[SIGNATURE PAGE TO COMMON STOCK PURCHASE WARRANT]

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

CAPSTONE HOLDING CORP.

By: /s/ Matthew E. Lipman
Name: Matthew E. Lipman
Title: Chief Executive Officer

EXHIBIT A

NOTICE OF EXERCISE

TO:

(1) The undersigned hereby elects to purchase _____ Warrant Shares of the Company pursuant to the terms of the attached Warrant dated February 12, 2026 (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2) Payment shall take the form of (check applicable box):

[_] in lawful money of the United States, payable to the Company; or

[_] if permitted the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).

(3)   Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

_____

The Warrant Shares shall be delivered to the following DWAC Account Number:

_____

_____

(4)   Accredited Investor. The undersigned is an "accredited investor" as defined in Regulation D promulgated under the Securities Act of 1933, as amended.

[SIGNATURE OF HOLDER]

Name of Investing Entity:

Signature of Authorized Signatory of Investing Entity:

Name of Authorized Signatory:

Title of Authorized Signatory:

Date:

EXHIBIT B

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to exercise the Warrant to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name: _____

_____
(Please Print)

Address: _____

_____
(Please Print)

Phone Number: _____

Email Address: _____

Dated: ,

Holder's Signature:

_____

Holder's Address:

_____

Exhibit 10.33

THIRD AMENDMENT TO

SECOND AMENDED AND RESTATED CREDIT AGREEMENT

THIS THIRD AMENDMENT TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT (this "Amendment") dated and effective as of June 11, 2025 (the "Execution Date") is entered into by and among TOTALSTONE, LLC, a Delaware limited liability company ("TotalStone"), NORTHEAST MASONRY DISTRIBUTORS, LLC, a Delaware limited liability company ("Northeast"), TOTALSTONE PROPERTIES, LLC, a Delaware limited liability company ("Properties", and together with TotalStone and Northeast, individually or collectively, "Borrower"), STREAM FINANCE, LLC, a Delaware limited liability company (in its individual capacity, "Stream"), as agent for the Lenders (as defined below) (in such capacity, the "Agent"), and the Lenders signatory hereto.

WHEREAS, Borrower, Agent and the Lenders are parties to that certain Second Amended and Restated Credit Agreement dated as of March 8, 2023, as amended and modified by that certain Consent, Waiver and Amendment to Second Amended and Restated Credit Agreement dated as of October 18, 2024 and that certain Consent and Second Amendment to Second Amended and Restated Credit Agreement dated as of March 3, 2025 (the "Existing Credit Agreement" and as the Existing Credit Agreement is amended and modified by this Amendment, the "Amended Credit Agreement");

WHEREAS, the Borrower has requested that the Agent and the Lenders extend the maturity date and defer certain cash interest payments; and

WHEREAS, the Agent and the Lenders are willing to provide such amendments solely on the terms, conditions, and provisions contained in this Amendment.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1

INCORPORATION OF RECITALS; DEFINED TERMS

The Borrower acknowledges that the Whereas clauses set forth above are true and correct. The defined terms in the Whereas clauses set forth above are hereby incorporated into this Amendment by reference. All other capitalized terms used herein without definition shall have the same meanings herein ascribed to such terms have in the Existing Credit Agreement.

SECTION 2

DEFERRALS AND ACKNOWLEDGMENTS

2.1   The Agent and the Lenders hereby consent to the deferral of the date for payment in cash of the amount of accrued interest pursuant to Section 1.2(a)(ii)(y)(B) from July 1, 2025 to April 1, 2026.

2.2   The Borrower hereby confirms, acknowledges and agrees that the amount of the cash interest payment deferred pursuant to Section 2.1 above is $18,805 and that such amount is unconditionally owing, without offset, defense or counterclaim of any kind, nature or description whatsoever.

2.3   The Agent and the Lenders hereby consent to the deferral of the date for payment in cash of the amount of accrued interest pursuant to Section 1.2(a)(iii) for the Interest Payment Dates of July 1, 2025, October 1, 2025 and January 1, 2026 from such dates to September 30, 2027.

2.4   The Borrower hereby confirms, acknowledges and agrees that the amount of the cash interest payment deferred from July 1, 2025 to September 30, 2027 pursuant to Section 2.3 above is $73,681 and that such amount is unconditionally owing, without offset, defense or counterclaim of any kind, nature or description whatsoever.

2.5   The Borrower hereby confirms, acknowledges and agrees that the amount of the cash interest payment deferred from October 1, 2025 to September 30, 2027 pursuant to Section 2.3 above is $75,695 and that such amount is unconditionally owing, without offset, defense or counterclaim of any kind, nature or description whatsoever.

2.6   The Borrower hereby confirms, acknowledges and agrees that the amount of the cash interest payment deferred from January 1, 2026 to September 30, 2027 pursuant to Section 2.3 above is $76,082 and that such amount is unconditionally owing, without offset, defense or counterclaim of any kind, nature or description whatsoever.

SECTION 3

AMENDMENTS TO EXISTING CREDIT AGREEMENT

3.1   The definitions of "Conversion Additional Amount" and "Conversion Additional Amount Period" in Annex A are hereby deleted in their entirety.

3.2   The definition of "Conversion Amount" in Annex A is hereby amended and restated in its entirety to provide as follows:

"Conversion Amount" means $1,143,646.

3.3   The definition of "Maturity Date" in Annex A is hereby amended and restated in its entirety to provide as follows:

"Maturity Date" means the date that is September 30, 2027.

SECTION 4

REPRESENTATIONS AND WARRANTIES

Borrower hereby represents and warrants to Agent and the Lenders that:

4.1 **Due Authorization, etc**. The execution and delivery of this Amendment by Borrower and the performance of Borrower's obligations hereunder are duly authorized by all necessary corporate or limited liability company action do not require any filing or registration with or approval or consent of any governmental agency or authority, do not and will not conflict with, result in any violation of or constitute any default under any provision of its articles of organization, or operating agreement or that of any of Borrower's Subsidiaries or any material agreement or other document binding upon or applicable to it or any of its Subsidiaries (or any of their respective properties) or any material law or governmental regulation or court decree or order applicable to it or any of its Subsidiaries, and will not result in or require the creation or imposition of any Lien in any of its properties or the properties of any of its Subsidiaries pursuant to the provisions of any agreement binding upon or applicable to it or any of its Subsidiaries.

4.2 **Validity**. This Amendment has been duly executed and delivered by Borrower and, together with the Amended Credit Agreement, constitutes a legal, valid and binding obligation of Borrower, enforceable against Borrower in accordance with its terms subject, as to enforcement only, to bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforceability of the rights of creditors generally.

4.3 **Existing Representations and Warranties**. Borrower hereby represents and warrants to Agent and the Lenders that, as of the date of this Amendment, the representations and warranties contained in Section 5 of the Existing Credit Agreement are true and correct on the date of this Amendment, except to the extent that such representations and warranties solely relate to an earlier date.

SECTION 5

CONDITIONS PRECEDENT

This Amendment shall become effective upon satisfaction of all of the following conditions precedent:

5.1 **Receipt of Documents**: Agent shall have received all of the following, each in form and substance satisfactory to Agent and the Required Lenders:

(a) <u>Amendment</u>.A counterpart original of this Amendment duly executed by the parties hereto; and

(b) <u>Other</u>. Such other documents as the Agent may reasonably request.

SECTION 6

MISCELLANEOUS

6.1 **Warranties**. In order to induce the Agent and the Lenders to enter into this Amendment, Borrower hereby warrants to the Lender, as of the Execution Date, that the representations and warranties in Section 4 of this Amendment are true and correct.

6.2 **Documents Remain in Effect**. Except as amended and modified by this Amendment, the Existing Credit Agreement and the other documents executed pursuant to the Existing Credit Agreement remain in full force and effect and Borrower hereby ratifies, adopts and confirms its representations, warranties, agreements and covenants contained in, and obligations and liabilities under, the Existing Credit Agreement and the other documents executed pursuant to the Existing Credit Agreement.

6.3 **Reference to Credit Agreement**. On and after the effective date of this Amendment, each reference in the Existing Credit Agreement to "this Agreement," "hereunder," "hereof," "herein" or words of like import, and each reference to the "Credit Agreement" in any Loan Documents, or other agreements, documents or other instruments executed and delivered pursuant to the Existing Credit Agreement, shall mean and be a reference to the Amended Credit Agreement.

6.4 **Headings**. Headings used in this Amendment are for convenience of reference only, and shall not affect the construction of this Amendment.

6.5 **Counterparts**. This Amendment may be executed in any number of counterparts, and by the parties hereto on the same or separate counterparts, and each such counterpart, when executed and delivered, shall be deemed to be an original, but all such counterparts shall together constitute but one and the same Amendment.

6.6 **Expenses**. Borrower agrees to pay on demand all reasonable out-of-pocket costs and expenses of Agent and Lenders (including reasonable fees, charges and disbursements of Agent's and Lenders' attorneys) in connection with the preparation, negotiation, execution, delivery and administration of this Amendment and all other instruments or documents provided for herein or delivered or to be delivered hereunder or in connection herewith. In addition, Borrower agrees to pay, and save Agent and the Lenders harmless from all liability for, any stamp or other taxes which may be payable in connection with the execution or delivery of this Amendment, the borrowings under the Amended Credit Agreement, and the execution and delivery of any instruments or documents provided for herein or delivered or to be delivered hereunder or in connection herewith, in each case to the same extent required under the Amended Credit Agreement. All obligations provided in this Section 6.6 shall survive any termination of this Amendment or the Amended Credit Agreement.

6.7 **Confirmation of Obligations; Release.**

(a) Borrower hereby confirms that the Borrower is indebted to the Lenders for the Loan outstanding under the Existing Credit Agreement as of the date hereof, and is also obligated to the Lenders in respect of other Obligations as set forth in the Amended Credit Agreement and the other Loan Documents (including, for the avoidance of doubt, the Revised Amendment Fee). Borrower further acknowledges and agrees that as of the date hereof, it has no claim, defense or set-off right against Lenders of any nature whatsoever, whether sounding in tort, contract or otherwise, and has no claim, defense or set-off of any nature whatsoever to the enforcement of the full amount of the Loans and other obligations of the Borrower and the Guarantors under the Amended Credit Agreement and the other Loan Documents (including, for the avoidance of doubt, the Revised Amendment Fee).

(b)   Notwithstanding the foregoing, to the extent that any claim, cause of action, defense or set-off against Agent or Lenders or the enforcement of the Amended Credit Agreement or any other Loan Document, of any nature whatsoever, known or unknown, fixed or contingent, does nonetheless exist or may exist on the date hereof, in consideration of Agent's and the Lenders' entering into this Amendment, Borrower hereby irrevocably and unconditionally waives and releases fully each and every such claim, cause of action, defense and set-off which exists or may exist on the date hereof.

(c)   All obligations provided in this Section 6.7 shall survive any termination of this Amendment or the Amended Credit Agreement.

6.8   **Governing Law; Certain Other Matters.**

(a)   This Amendment shall be a contract made under and governed by the internal laws of the State of New York. Wherever possible, each provision of this Amendment shall be interpreted in such manner as to be effective and valid under applicable laws, but if any provision of this Amendment shall be prohibited by or invalid under such laws, such provisions shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Amendment.

(b)   This Amendment and all other agreements and documents executed in connection herewith have been prepared through the joint efforts of all of the parties. Neither the provisions of this Amendment or any such other agreements and documents nor any alleged ambiguity shall be interpreted or resolved against any party on the ground that such party's counsel drafted this Amendment or such other agreements and documents, or based on any other rule of strict construction. Each of the parties hereto represents and declares that such party has carefully read this Amendment and all other agreements and documents executed in connection herewith and therewith and that such party knows the contents thereof and signs the same freely and voluntarily. The parties hereby acknowledge that they have been represented by legal counsel of their own choosing in negotiations for and preparation of this Amendment and all other agreements and documents executed in connection therewith and that each of them has read the same and had their contents fully explained by such counsel and is fully aware of their contents and legal effect.

6.9   **Successors**. This Amendment shall be binding upon Borrower, Agent, each Lender and their respective successors and permitted assigns (if any), and shall inure to the benefit of Borrower, Agent, each Lender and their respective successors and permitted assigns (if any).

6.10   **Waiver of Jury Trial**. EACH OF THE PARTIES TO THIS AMENDMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AMENDMENT, THE OTHER LOAN DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AMENDMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATION IN THIS SECTION.

6.11　**Conflict of Terms**. In the event of a conflict between or among the terms, covenants, conditions or provisions of this Amendment, the Amended Credit Agreement or the other Loan Documents, Agent and the Lenders may elect to enforce from time to time those provisions that would afford Agent and the Lenders the maximum financial benefits and security for such obligations and liabilities thereunder and/or provide the Agent and the Lenders the maximum assurance of payment of such liabilities and obligations in full.

6.12　**Oral Agreements Not Binding**. Except as set forth herein, as of the date this Amendment is executed, there are no offers outstanding from Agent or the Lenders to Borrower with respect to the amendments and other agreements of Agent and the Lenders set forth herein. Any prior offer by Agent or any Lender, whether oral or written is hereby rescinded in full. There are no oral agreements between Agent or any Lender and Borrower; any agreements concerning the Borrower's liabilities are expressed only in this Amendment, the Amended Credit Agreement and the existing Loan Documents.

6.13　**Advice of Counsel**. Borrower acknowledges that it was advised by Agent and the Lenders to seek the advice of legal counsel in negotiating and reviewing this Amendment, and further acknowledge that they have had the opportunity to obtain advice of legal counsel.

[signature page attached]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized.

BORROWER:

TOTALSTONE, LLC,
a Delaware limited liability company

By: _____
Name: Edward Schultz
Title:　CFO

NORTHEAST MASONRY
DISTRIBUTORS, LLC,
a Delaware limited liability company

By:　TOTALSTONE, LLC, its managing member

By: _____
Name: Edward Schutlz
Title:　CFO

97

TOTALSTONE PROPERTIES, LLC,
a Delaware limited liability company

By: TOTALSTONE, LLC, its managing member

By: _____

Name: Edward Schultz

Title: CFO

AGENT:

STREAM FINANCE, LLC
a Delaware limited liability company

By: _____

Name: Matthew Lipman

Title: Manager

LENDERS:

STREAM FINANCE, LLC
a Delaware limited liability company

By: _____

Name: Matthew Lipman

Title: Manager

Exhibit 10.34


SUBORDINATED PROMISSORY NOTE


$1,250,000

Dated: August

<u>22</u>, 2025

Maturity Date: ^{February 22}, 2028

FOR VALUE RECEIVED, the undersigned, CS Purchase Holdings LLC, a Delaware limited liability company (the "Maker"), hereby promises to pay to the order of D22L, Inc., a North Carolina corporation (the "Holder") at 1438 Third Avenue, Apt. 23B, New York, NY 10028, or such other place as the Holder or any Permitted Transferee may specify in writing, the principal sum of ONE MILLION TWO HUNDRED FIFTY THOUSAND DOLLARS ($1,250,000), together with interest and other fees, charges, costs and expenses as set forth below.

1.   PURCHASE AGREEMENT. This Subordinated Promissory Note (this "Note") is the Seller Note referenced and described in Section 2.4.1(a) of that certain Membership Interest Purchase Agreement, dated as of even date herewith, by and among the Maker, the Holder and the other persons party thereto (as amended, the "Purchase Agreement"). All capitalized terms not defined in this Note but defined in the Purchase Agreement shall have the meanings given to such terms in the Purchase Agreement.

2.   INTEREST RATE.

a.   The unpaid principal balance outstanding, from time to time, under this Note shall accrue interest at a per annum rate equal to SOFR (as hereinafter defined) *plus* 1.25% from the date hereof until all of the principal shall be paid in full. For purposes of this Note, the term "SOFR" means a rate per annum equal to the secured overnight financing rate for such Business Day published by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate) on the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org (or any successor source for the secured overnight financing rate identified as such by the administrator of the secured overnight financing rate from time to time).

b.   Interest per annum shall be calculated on the basis of actual number of days elapsed. Interest shall accrue on each day or part thereof that any principal is outstanding, including non-Business Days.

c.   In all events, the maximum amount of interest payable under this Note shall not exceed the maximum amount of interest allowed under applicable usury or other similar Legal Requirements affecting maximum allowable interest chargeable.

3.   PAYMENT OF PRINCIPAL AND INTEREST. Subject to the provisions of the Subordination Agreement and the provisions of Sections 6 and 7 below, principal and interest under this Note shall be payable as follows:

a. Interest on the unpaid principal balance of this Note shall be payable, in arrears, on the last day of each of March, June, September, and December (each, a "Quarterly Payment Date"), commencing with the Quarterly Payment Date of December 31, 2025;

b. The unpaid principal balance of this Note shall be payable in equal installments of $100,000 to be paid on each Quarterly Payment Date, commencing with the Quarterly Payment Date of December 31, 2026; and

c. On February 22, 2028 (the "Maturity Date"), the entire remaining outstanding balance of this Note (including, without limitation, all unpaid principal, all accrued but unpaid interest and all unpaid fees, charges, costs and expenses) shall be immediately payable IN FULL.

4. PREPAYMENT; SETOFF.

a. The Maker shall have the right, at any time, subject to the Subordination Agreements to prepay all or any portion of the indebtedness evidenced by this Note, without penalty or premium. Any such prepayments shall be applied as follows: first, to all then-accrued but unpaid interest; and then, to the then-outstanding principal balance hereunder in inverse order of maturity.

b. The Holder hereby acknowledges and agrees that any amounts owing from time to time hereunder by the Maker to the Holder, after written notice to the Holder and expiration of a 30-day cure period, is and shall be subject to the set-off rights of the Maker to the extent provided in the Purchase Agreement. Neither the exercise of nor the failure to exercise such right of set-off will constitute an election of remedies or limit the Maker in any manner in the enforcement or any other remedies that may be available to it under the Purchase Agreement. Any amounts set-off shall be applied as follows: first, to all then accrued but unpaid interest, and then, to the then outstanding principal balance hereunder in the direct order of maturity.

5. SECURITY. If the Maker does not make payment in full of the principal or interest due on any Quarterly Payment Date or the Maturity Date and, in each case, such payment has not been paid in full on or prior to the six (6) month anniversary of such Quarterly Payment Date or the Maturity Date, then the Holder shall receive, and the Maker grants to the Holder, on such six (6) month anniversary a security interest (the "Security Interest") in all of the property or types of property of the Maker set forth on Exhibit A attached hereto, whether now owned or hereafter created or acquired, wherever located (collectively, the "Collateral"). Unless otherwise defined herein, all terms set forth on Exhibit A which are defined in the Uniform Commercial Code of Delaware (the "Code") shall have the same meanings herein as are set forth in the Code. The Maker hereby authorizes the Holder to file as a secured party a UCC financing statement evidencing the Security Interest on or after the date of thereof. If a Security Interest is granted, then, upon the payment in full of all amounts due under this Note, the Maker or its respective designees shall be authorized to file UCC termination statements with respect to any such UCC financing statements.

6. EVENTS OF DEFAULT; ACCELERATION. If any of the following event ("Events of Default") shall occur:

a. any failure of the Maker to pay any principal or interest under this Note when and as due hereunder within three (3) Business Days of when and as due hereunder;

b. the Maker shall (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee, liquidator or similar official or itself or of all or a substantial part of its property, (ii) make a general assignment for the benefit of creditors, (iii) commence a voluntary case under the Bankruptcy Code in Title 11 of the United States Code (as amended, modified or replaced from time to time) or any similar Legal Requirement for the relief of debtors (the "Bankruptcy Code"), (iv) take any action or commence any case or proceeding under any Law relating to bankruptcy, insolvency, reorganization, winding-up or composition or adjustment of debts, or any other Legal Requirement providing for the relief of debtors, (v) fair to contest in a timely or appropriate manner, or acquiesce in writing to, any petition filed against it in an involuntary case under the Bankruptcy Code or (vi) take any corporate action for the purpose of effecting any of the foregoing; or

c. any proceeding or case shall be commenced against the Maker, without the application or consent of the Maker, in any court of competent jurisdiction, seeking (i) the liquidation, reorganization, dissolution, winding-up or composition or readjustment of its debts, (ii) the appointment of a trustee, receiver, custodian, liquidator or the like for all or any substantial part of its assets or (iii) similar relief in respect of it, under any Legal Requirement relating to bankruptcy, insolvency, reorganization, winding-up or composition or adjustment of debts or any other law providing for the relief of debtors, and such proceeding or case shall continue undismissed, or unstayed and in effect, for a period of sixty (60) calendar days; or an order for relief shall be entered in an involuntary case under the Bankruptcy Code against the Maker;

then, and in any such event, so long as the same may be continuing as of the date when written notice is given as set forth herein, and subject in all cases and in all instances to the Subordination Agreement, the Holder may, by a written notice to the Maker, declare all amounts owing with respect to this Note to be, and they shall thereupon forthwith become, immediately due and payable in full without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Maker; provided, however, that in the event of any Event of Default specified in Section 5(b) or (c) above, all such amounts shall become immediately due and payable automatically and without any requirement of notice from the Holder.

Upon the occurrence and during the continuance of an Event of Default specified in Section 5(a) above, subject to the provisions of the Subordination Agreement, the interest rate in effect hereunder may, at the Holder's election, be increased to a fluctuating default rate ("Default Rate") equal to two hundred (200) basis points greater than the rate in effect hereunder immediately prior to the occurrence of such Event of Default.

7.   CHANGE OF CONTROL. The entire unpaid principal balance of this Note and all accrued and unpaid interest thereon and all other fees, charges, costs and expenses hereunder shall become immediately due and payable, without demand or notice, upon the occurrence of any (a) acquisition of the Maker by one or more third parties by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, reverse merger or consolidation) that would result in the transfer of a majority of the outstanding equity securities of the Maker or a controlling interest in the outstanding voting securities of the Maker to such third parties, or (b) a sale of all or substantially all of the assets of the Maker.

8.   PRESENTMENT, ETC. The Maker hereby waives presentment, demand, protest and notice of presentment, demand, nonpayment and protest.

9.   GOVERNING LAW AND VENUE.

a.   This Note shall be governed by and construed in accordance with the laws of the State of Delaware for all purposes and in all respects, without giving effect to the conflict of law provisions thereof.

b.   Each of the parties to this Note hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any state or federal court located in the State of Delaware (if a basis for federal jurisdiction exists), in any proceeding arising out of or relating to this Note or for recognition or enforcement of any judgment, and each of the parties to this Note hereby irrevocably and unconditionally agrees that all claims in respect of any such proceeding may be heard and determined in any such state court or, to the extent permitted by Legal Requirements, in such federal court. Each of the parties to this Note agrees that a final judgment in any such proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Legal Requirements. Each of the parties to this Note irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any proceeding arising out of or relating to this Note in any such state court or in such federal court. Each of the parties to this Note irrevocably waives, to the fullest extent permitted by Legal Requirements, the defense of an inconvenient forum to the maintenance of such proceeding in any such court.

10.   AMENDMENTS. Except to the extent expressly set forth herein, any term of this Note may be amended or waived only with the written consent of the Maker and the Holder, and in accordance with the terms of the Subordination Agreement. Any amendment or waiver effected in accordance with this Section 9 shall be binding upon the Maker, the Holder, each Permitted Transferee and their respective successors.

11.   NOTICES. All Notices required or permitted to be given hereunder shall be in writing and shall be given in accordance with the provisions of Section 11.1 of the Purchase Agreement which is hereby incorporated by reference into this Note.

12.   EXECUTION OF NOTE. This Note may be executed in one or more counterparts, each of which shall be deemed to be an original copy of this Note and all of which, when taken together, shall be deemed to constitute one and the same agreement. Counterparts may be delivered by facsimile, electronic mail or other electronic submission (including via DocuSign).

13.   ASSIGNMENT. Holder shall be entitled to assign or otherwise transfer (a "Permitted Transfer") all or any portion of this Note and its rights hereunder to an Owner (each of such assignees or transferees, a "Permitted Transferee"), on written notice to Maker and, so long as the Senior Indebtedness (as defined in the Subordination Agreement) is outstanding, to the Senior Creditor along with written agreement by Permitted Transferee to become a party to, and be bound by, the Subordination Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Subordinated Promissory Note to be properly and duly executed and delivered as of the date first above written.

MAKER:

CS PURCHASE HOLDINGS LLC

By:/s/ Matthew Lipman
Name: Matthew Lipman
Title: Chief Executive Officer

[*Signature Page – Subordinated Promissory Note*]

EXHIBIT A

COLLATERAL

The following assets of the Maker:

(a) all Accounts;

(b) all Chattel Paper;

(c) all Commercial Tort Claims;

(d) all Deposit Accounts;

(e) all Money;

(f) all Documents;

(g) all Equipment and Fixtures;

(h) all General Intangibles;

(i) all Instruments;

(j) all Inventory;

(k) all Investment Property;

(l) all Letter of Credit Rights;

(m) all intellectual property, trademarks, trademark licenses, patents, patent licenses, copyrights, copyright licenses, inventions, ideas, URL domain names, discoveries, trade names, domain names, jingles, know-how, software, shop rights, licenses, developments, research data, designs, technology, trade secrets, test procedures, processes, route lists, customer lists and information, databases, internet rights, web sites and web pages and their respective contents, (such as text, graphics, photographs, video, audio and/or other data or information relating to any subject contained therein), e-commerce rights and license applications, computer programs, computer discs, computer tapes, literature, reports and other confidential information, intellectual and similar intangible property rights, whether or not patentable, trademarkable or copyrightable (or otherwise subject to legally enforceable restrictions or protections against unauthorized third party usage), and any and all applications for, registrations of and extensions, divisions, renewals and reissuance of, any of the foregoing, and rights therein, of the Maker; and

(n) all Proceeds and Products of all of the foregoing.

Exhibit 10.35

•

•

ml

Fraser Valley Commercial Banking Centre 10435 King George Hwy 2nd Floor Surrey, BC V3T 2W7

November 7, 2025

LETTER OF AGREEMENT

The Toronto-Dominion Bank (the "Bank") is pleased to offer the following credit facilities (individually the "Facility" and collectively the "Facilities") subject to the terms and conditions set forth below and in the attached Schedule(s) (collectively the "Agreement").

Borrower(s): Canadian Stone Industries 27524 51A Ave, Langley, BC, V4W 4A9

Klad Envelope Solutions Inc. 27524 51A Ave, Langley, BC, V4W 4A9

(individually or collectively referred to herein as the "Borrower")

CREDIT FACILITIES

FACILITY1

Available to:

Purpose:

Credit Limit:

OPERATING LOAN

Canadian Stone Industries

To finance working capital requirements.

CAD $5,000,000

Borrowing Options: Advances are available at the Borrower's option by way of:

Tenor:

Prime Rate Based Loans in CAD$ at Prime Rate+ 0.50% per annum

United States Base Rate Loans in US$ ('USBR Loans') at USBR + 0.50% per annum

Borrowing options are subject to the additional fees and charges set out in this Agreement and any other agreement which includes additional terms and conditions agreed to by the Borrower.

Uncommitted.

Contractual Term: No Term.

Administration Fee: CAD $300 per month.

Limit Excess Fee: CAD $350 payable for excess monitoring requirements each time that the Credit Limit is exceeded, with any extension of credit above the Credit Limit being at the Bank's sole and absolute discretion.

,45

-
-
-
- • •

Drawdown: Revolving.

Access to Credit: Credit under this Operating Loan is accessed by requesting a drawdown by way of an available Borrowing Option. Upon satisfaction of any Drawdown terms and Disbursement Conditions funds shall be deposited into the Current Account.

Repayment:

FACILITY2

Available to:

Purpose:

Credit Limit:

The Borrower will have access to Prime Based Loans under the Operating Loan via overdraft from Account Number 5268119 at Branch 9280 (the "Account") up to the Credit Limit.

The Borrower will have access to USBR Loans under the Operating Loan via overdraft from Current Account Number 7310322 at Branch 9280 (the "Current Account") up to a maximum of USO $100,000. The total of CAD$ loans and CAD equivalent of USBR Loans under the Operating Loan via overdrafts cannot exceed the limits defined under the 'Credit Limit' above.

The Borrower agrees to repay the Bank on demand. If the Bank demands repayment, the Borrower will pay to the Bank all amounts outstanding under the Facility, including without limitation, as applicable, the amount of all unmatured B/As and LIBOR Loans and the Face Amount of all drawn and undrawn L/Gs and L/Cs. All costs to the Bank and all loss suffered by the Bank in re-employing the amounts so repaid will be paid by the Borrower.

TERM LOAN

Canadian Stone Industries

To payout previous owner of Canadian Stone Industries.

CAD ($2,559,462) as reduced pursuant Repayment section below.

Borrowing Options: Advances are available at the Borrower's option by way of:

Tenor:

Amortization:

Fixed Rate Term Loans in CAD, bearing interest as determined by the Bank, in its sole discretion, for the Rate Term selected by the Borrower, and as set out in the Rate and Payment Terms Notice applicable to that Fixed Rate Term Loan.

Floating Rate Term Loans available by way of:

Prime Rate Based Loans in CAD bearing interest at Prime Rate+ 0.65% per annum

Borrowing options are subject to the additional fees and charges set out in this Agreement and any other agreement which includes additional terms and conditions agreed to by the Borrower.

Committed

7 years to August 30, 2029

Contractual Term: 1 year to August 30, 2026

Rate Term: Unless otherwise agreed to by the Bank, as selected by the Borrower but never to exceed the Contractual Term Maturity Date: Fixed Rate Term Loans: 6 months, 1 to 5 years Floating Rate Term Loans: No rate term

Drawdown:

Repayment:

Prepayment:

Fully Drawn.

All amounts outstanding will be repaid on or before the Contractual Term Maturity Date. The drawdown will be repaid in equal monthly payments. The details of repayment and interest rate applicable to such drawdown will be set out in the" Rate and Payment Terms Notice" applicable to that drawdown. Any amounts repaid may not be reborrowed.

Floating Rate Borrowings: no prepayment restrictions.

Fixed Rate Borrowings: Provided that an Event of Default has not occurred and subject to a 0.05% premium to the fixed rate, the Borrower may, once each Calendar Year (a "Year"), prepay in one lump sum, an amount of principal outstanding under the applicable credit facility not exceeding 10% of the original amount of the Term Loan, upon payment of all interest accrued to the date of prepayment without paying any prepayment charge. If the prepayment privilege is not used in one Year, it cannot be carried forward and used in a later Year.

BORROWING LIMIT

For Facility: Borrowing Limit 1 Ensure outstanding advances under Facility 1, including the face amount of any outstanding undrawn L/Cs, L/Gs, will be at all times the lesser of:

1) CAD$5,000,000 [or its US$ Equivalent]

AND

2) The total of:

(A) 80% of Canadian and US accounts receivable less over 90-day accounts receivable, priority payables and related AR, and (B) 50% of inventory held in Canada net of 30-day accounts payable.

INTEREST PAYMENTS

For all Facilities, interest payments, interest periods, contract maturity, interest payment dates and other related information are set out in Schedule "A" attached hereto unless otherwise stated in this Letter Agreement, Rate and Payment Terms Notices, or other notices delivered by the Bank to the Borrower in respect of a specific drawdown. Information on interest rate and fee definitions and interest rate calculations are set out in the Schedule "A" attached hereto.

ANCILLARY FACILITIES

As at the date of this Agreement, the following uncommitted products (the "Ancillary Facilities") are made available, subject to the General Covenants, and are secured by the Bank Security. The Ancillary Facilities will be governed by this Agreement and separate agreements between the Borrower and the Bank. In the event of a conflict between this Agreement and any separate agreement, the terms of the separate agreement will govern. Ancillary Facilities are subject to change at any time, including the availability of the Ancillary Facility, at the Bank's sole discretion, without notice. Additional requirements and due diligence may be required.

TD BUSINESS VISA CARDS

Available to: Canadian Stone Industries

Credit Limit: CAD $50,000 aggregate limit for all cards

Available to: Klad Envelope Solutions Inc.

Credit Limit: CAD $20,000 aggregate limit for all cards

SPOT FOREIGN EXCHANGE FACILITY

Available to:

Credit Limit:

Canadian Stone Industries

USD $1,660,000 for settlement on a spot basis.

Certain treasury products, such as forward foreign exchange transactions.

The Borrower agrees that treasury products will be used to hedge its risk and will not be used for speculative purposes.

The paragraph headed "FX CLOSE OUT" as set out in Schedule "A" shall apply to FX Transactions.

For the Borrower's information only, the Bank advises the Borrower that, as at the day of this Agreement only, the Bank would, if requested by the Borrower, make available to the Borrower forward foreign exchange contracts in an aggregate amount of up to USD$1,660,000 for periods of up to 24 months. This limit and term is subject to change at any time at the discretion of the Bank and without prior notice to the Borrower. The Borrower must contact the Bank from time to time, to obtain information about the Borrower's then current forward foreign exchange limit.

CASH MANGEMENT PRODUCTS

Available to:

Products:

Canadian Stone Industries

Certain deposit and cash management products, such as electronic funds transfer and wire payment services.

Type text here

Available to:

Products:

Klad Envelope Solutions Inc.

Certain deposit and cash management products, such as electronic funds transfer and wire payment services.

In addition to any fees applicable to each Facility as described above, the Borrower will pay the following:

Renewal: CAD$1,000.00 payable Annually

Late Reporting: CAD$350.00 payable each time reporting is not provided within the timelines established in the Reporting Covenants, and payable frequency thereafter until reporting is provided to the Bank.

SECURITY

The following security shall be provided and, unless otherwise indicated, support all present and future indebtedness and liability of the Borrower and the granter of the security to the Bank including without limitation indebtedness and liability under guarantees, foreign exchange contracts, credit cards, cash management products, and derivative contracts, shall be registered in first position, and shall be on the Bank's standard form(s), supported by resolutions (where applicable) and solicitor's opinion, all in a form acceptable to the Bank:

a) General Security Agreement ('GSA') from CANADIAN STONE INDUSTRIES representing a First charge on all its present and after acquired personal property. b) General Security Agreement ('GSA') from FRASER CANYON HOLDINGS INC. representing a First charge on all its present and after acquired personal property. c) General Security Agreement ('GSA') from CANDIAN STONE INDUSTRIES INC. representing a First charge on all its present and after acquired personal property. d) General Security Agreement ('GSA') KLAD ENVELOPE SOLUTIONS INC. representing a First charge on

all its present and after acquired personal property. e) General Security Agreement ('GSA') from INSTONE CANADA CORP. representing a First charge on all its present and after acquired personal property. f) Unlimited Guarantee of Advances executed by INSTONE CANADA CORP. (the 'Guarantor') in support of: a. CANADIAN STONE INDUSTRIES b. KLAD ENVELOPE SOLUTIONS INC. g) Section 427 Bank Act Security from CANADIAN STONE INDUSTRIES representing a First charge on inventory located at 27524 51A Ave, Langley, BC and 45 Fenmar Dr., North York, ON. h) Assignment of Fire Insurance from CANADIAN STONE INDUSTRIES i) Subordination and Priorities Agreement for Seller Note 1 between CANADIAN STONE INDUSTRIES and Jeff Leech Family Trust (JTKT Holdings), Dream Family Holdings, Michael Siemens, Nathan Thompson, Curt Trierweller, and Wendi Chiavacci j) Subordination and Priorities Agreement for Seller Note 2 between CANADIAN STONE INDUSTRIES and Jeff Leech Family Trust (JTKT Holdings), Dream Family Holdings, Michael Siemens, Nathan Thompson, Curt Trierweller, and Wendi Chiavacci

All persons and entities required to provide a guarantee or suretyship shall be referred to in this Agreement individually as a "Surety" and/or "Guarantor" and collectively as the "Guarantors".

All of the above security and guarantees, along with any further security and guarantees as may be required by the Bank in the future, shall be referred to collectively in this Agreement as "Bank Security".

DISBURSEMENT CONDITIONS

In addition to the Standard Disbursement Conditions contained in Schedule "A" and Disbursement Conditions specific to the Facilities noted above, if any, the obligation of the Bank to permit any drawdown hereunder is subject to the following:

For Facility: Conditions: 1 All Satisfactory review of Finalized Purchase Agreement including the Net Working Capital adjustment (if any), and Seller Notes.

2 All Drawn Senior Bank Debt is not to exceed 2.0x trailing twelve month EBITDA as per reporting period ending September 30, 2025.

3 All Satisfactory review of an employment agreement with the Vendors with at least 2 years.

4 All Site visits to be completed on the warehouses located at 27524 51A Avenue, Langley BC and 45 Fenmar Drive, North York, Ontario.

5 All Confirmation of a liquidity injection of $1,500,000 upon close.

6 All Satisfactory loan documentation, including all documentation to satisfy the Bank's regulatory requirements (KYC/AML), loan agreement, security, legal opinions, etc. in form and substance satisfactory to the Bank and its counsel. All costs associated with completion of due diligence and registration of security are to be paid by the Borrower.

GENERAL COVENANTS

So long as any amounts remain outstanding and unpaid under this Agreement or so long as any commitment under this Agreement remains in effect, the Borrower will, and will ensure that its subsidiaries and each of the Guarantors (Borrower, subsidiaries and Guarantors collectively known as the "Obligors") will, observe the Standard Positive Covenants and Standard Negative Covenants set out in Schedule "A" and the following Reporting, Financial, Positive and Negative Covenants.

REPORTING COVENANTS

For Facility: Covenant:

1 All Annual Review Engagement financial statements for Canadian Stone Industries within 120 calendar days of fiscal year end.

2 All Annual Compilation Engagement financial statements for Canadian Stone Industries (2022) Inc. within 120 calendar days fiscal year end.

3 All Annual Compilation Engagement Financial Statement for Fraser Canyon Holdings Inc. within 120 calendar days of fiscal year end.

4 All Annual Compilation Engagement Financial Statement of Klad Envelope Solutions Inc. within 120 calendar days of fiscal year end.

5 All Annual Compilation Engagement Financial Statement of lnstone Canada Corp. within 120 calendar days of fiscal year end.

6 All Financial Statements for Capstone Holding Corp. to be provided at the Bank's request.

7 All Quarterly company prepared financial statements for Canadian Stone Industries within 45 calendar days of fiscal quarter end, and accompanied with a compliance certificate.

8 All Monthly aged accounts receivable listing, aged accounts payable listing identifying priority payables, monthly management prepared financial statements, along with a Compliance Certificate for Canadian Stone Industries within 20 days of month end.

FINANCIAL COVENANTS

The Obligors will:

For Facility: Covenant:

1 All Maintain minimum Debt Service Coverage ratio ("DSC") of 125%, at all times.

The DSC is to be tested on a trailing twelve month basis, calculated as:

(Adjusted EBITDA - Unfinanced CAPEX +/- Net Distributions)/ (Principal + Interest)

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, plus/(minus) extraordinary losses/(gains), non-cash losses/(gains), non- recurring losses (as approved by the Bank).

Unfinanced CAPEX shall be calculated as the total capital expenditure net of debt advanced in support of such expenditures and proceeds from the sale of fixed assets.

Net Distributions are defined as dividends, share redemptions, repayment of shareholder or related party loans, advances to shareholders or related parties, and shall include any return paid to all shareholders. Net positive cash injections from shareholders will be given value for the first three fiscal years post-closing to offset payments on the Seller Notes and Earn-Out payments.

Principal and Interest is to include any payments made to borrowed funds including actual payments made to the Seller Notes.

POSITIVE COVENANTS

So long as any amounts remain outstanding and unpaid under this Agreement or so long as any commitment under this Agreement remains in effect, the Borrower will and will ensure that its subsidiaries and each of the Guarantors will observe the Standard Positive Covenants set out in Schedule 'A'.

For Facility: Covenant:

1 All All operating accounts to be held with TD.

NEGATIVE COVENANTS

The Obliqors will not:

For Facility: Covenant:

1 All No change of control/ownership, senior management, or material re-organization without prior consent of the Bank.

2 All No distributions or payments to the Seller Notes unless Financial Covenants are onside on a pre and post payment basis.

PERMITTED LIENS

Purchase Money Security Interests in equipment which Purchase Money Security Interests exist on the date of this Agreement ("Existing PMSls") which are known to the Bank and all future Purchase Money Security Interests on equipment acquired to replace the equipment under Existing PMSls, provided that the cost of such replacement equipment may not exceed the cost of the equipment subject to the Existing PMSI by more than 10%

REPRESENTATIONS AND WARRANTIES

All representations and warranties in this Agreement shall be deemed to be continually repeated so long as any amounts remain outstanding and unpaid under this Agreement or so long as any commitment under this Agreement remains in effect. The Borrower makes the Standard Representations and Warranties set out in Schedule "A"

EVENTS OF DEFAULT

The Bank may accelerate the payment of principal and interest under any committed facility hereunder and cancel any undrawn portion of any committed facility hereunder at any time after the occurrence of any one of the Standard Events of Default contained in Schedule "A".

LANGUAGE PREFERENCE

It is the express wish of the parties that this Agreement and any directly or indirectly related documents be drawn up in English.

GOVERNING LAW

This Agreement and the Bank Security, unless otherwise stated therein, shall be governed by and construed in accordance with the laws of British Columbia and the laws of Canada applicable therein.

Domenico Delli Santi, Relationship Manager Arion Sharifi, Senior Manager Commercial Services

PRIVACY

You agree that the Bank (which includes The Toronto-Dominion Bank and affiliated companies) may handle your personal information as we set out in our Privacy Policy and you agree to the Application of Privacy Policy to Related Parties in Schedule "A". You can find our Privacy Policy online at td.com/privacy.

SCHEDULES TO THIS AGREEMENT

Schedule "A" Sets out the Standard Terms and Conditions which apply to the Facilities, unless this Letter states specifically that one or more of the Standard Terms and Conditions do not apply or are modified.

ACCEPTANCE

We trust you will find these Facilities helpful in meeting your ongoing financing requirements. We ask that if you wish to accept this offer of financing (which includes the attached Schedules), please do so by signing and returning the attached duplicate copy of this Agreement to the undersigned. This offer will expire if not accepted in writing and received by the Bank on or before 30th November. 2025.

Yours truly,

THE TORONTO-DOMINION BANK

Signature

Print Name & Position Print Name & Position

TO THE TORONTO-DOMINION BANK:

CANADIAN STONE INDUSTRIES The Borrower acknowledges and agrees to the terms and conditions of this Agreement, including the Schedules attached hereto. The following persons have the power to bind the Borrower. The Borrower confirms that, except as provided above, the credit facility(ies) provided herein will not be used by or on behalf of any third party.

Signature Signature

Print Name & Position Print Name & Position

Date Date

KLAD ENVELOPE SOLUTIONS INC. The Borrower acknowledges and agrees to the terms and conditions of this Agreement, including the Schedules attached hereto. The following persons have the power to bind the Borrower. The Borrower confirms that, except as provided above, the credit facility(ies) provided herein will not be used by or on behalf of any third party.

Signature Signature

Print Name & Position Print Name & Position

Date Date

cc. Guarantor(s) The Bank is providing the Guarantor(s) with a copy of this letter as a courtesy only. The delivery of a copy of this letter does not create any obligation of the Bank to provide the Guarantor(s) with notice of any changes to the credit facilities, including without limitation, changes to the terms and conditions, increases or decreases in the amount of the Facilities, the establishment of new Facilities or otherwise. The Bank may, or may not, at its option, provide the Guarantor(s) with such information, provided that the Bank will provide such information upon the written request of the Guarantor.

Jeffrey Leech (Nov 14, 2025 13:19:40 PST) Jeffrey Leech

Jeffrey Leech (Nov 14, 2025 13:19:40 PST) Jeffrey Leech

14/11/2025

14/11/2025

Jeffrey Leech

Jeffrey Leech

Managing Partner

Managing Partner

SCHEDULE "A" - STANDARD TERMS AND CONDITIONS

1. INTEREST RATE DEFINITIONS

A Term CORRA rate expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such determined rate multiplied by the number of days in the calendar year in which the same is to be ascertained and divided by three hundred and sixty-five (365).

A Term SOFR rate expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such determined rate multiplied by the number of days in the calendar year in which the same is to be ascertained and divided by three hundred and sixty (360).

Interest rates will never be less than zero. If Prime Rate, U.S. Prime Rate, Daily Compounded CORRA, Term CORRA, Daily Simple SOFR, Term SOFR, USBR or any other applicable base rate changes, resulting in a variable or floating annual interest rate that is a negative number, the interest rate will be 0.00%. Notwithstanding the foregoing, if a loan with an interest rate based on Daily

Compounded CORRA, Term CORRA, Daily Simple SOFR, or Term SOFR has been hedged in its entirety with an interest rate swap with the Bank (the "Swap") and the Swap does not include a negative interest rate floor, the foregoing negative interest rate floor shall not apply. However, for purposes of certainty, if the Swap is subsequently terminated or novated the restriction that interest rates shall never be less than 0.00% shall apply.

Any interest rate based on a period less than a year expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such determined rate multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by the number of days in the period upon which it was based.

The Bank does not warrant or accept responsibility for, and shall not have any liability with respect to the continuation of, administration of, submission of, calculation of or any other matter related to Term CORRA, Daily Compounded CORRA, Daily Simple SOFR, Term SOFR or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto, including whether the composition or characteristics of any such alternative, successor or replacement rate will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, Term CORRA, Daily Compounded CORRA, Daily Simple SOFR, Term SOFR or any other benchmark prior to its discontinuance or unavailability. The Bank and its affiliates or other related entities may engage in transactions that affect the calculation of the Prime Rate, U.S. Prime Rate, USBR, Term CORRA, Daily Compounded CORRA, Daily Simple SOFR, Term SOFR or any other base rate and any alternative, successor or replacement rate or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Bank may select information sources or services in its reasonable discretion to ascertain Term CORRA, Daily Compounded CORRA Daily Simple SOFR, Term SOFR or any other benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

2. INTEREST CALCULATION AND PAYMENT

Interest on Prime Based Loans, USBR Loans and U.S. Prime Rate Based Loans is calculated daily (including February 29 in a leap year), compounded for Prime Based Loans, and payable monthly in arrears based on the number of days the subject loan is outstanding unless otherwise provided in the Rate and Payment Terms Notice or other notice provided by the Bank to the Borrower. Interest is charged on February 29 in a leap year.

Interest on Daily Compounded CORRA Loans and Daily Simple SOFR Loans is calculated daily (including February 29 in a leap year) and payable in arrears on the interest payment dates set out in the notice delivered by the Bank to the Borrower based on the number of days the subject loan is outstanding. Interest is charged on February 29 in a leap year.

Interest on Term CORRA Loans and Term SOFR Loans is calculated and payable in arrears at the end of the interest period set out in the notice delivered by the Bank to the Borrower for the number of days in the Term SOFR or Term CORRA interest period, as applicable. Interest is charged on February 29 in a leap year.

Unless otherwise agreed to by the Bank, interest rate periods for Term CORRA Loans are 1 and 3 months and interest rate periods for Term SOFR Loans are 1, 3 and 6 months. Unless otherwise agreed to by the Bank, interest rate periods for Term CORA Loans and Term SOFR Loans must be the same as the applicable interest rate selected.

Interest on Fixed Rate Term Loans is compounded monthly, except for Fixed Rate Term Loans advanced under a Mortgage Loan Facility where interest is compounded semi-annually, and is payable monthly in arrears unless otherwise provided in the Rate and Payment Terms Notice.

Interest is payable both before and after maturity or demand, default and judgment.

Each payment under this Agreement shall be applied first in payment of costs and expenses, then interest and fees and the balance, if any, shall be applied in reduction of principal.

For loans not secured by real property, all overdue amounts of principal and interest and all amounts outstanding in excess of the Credit Limit shall bear interest from the date on which the same became due or from when the excess was incurred, as the case may be, until the date of payment or until the date the excess is repaid at the Bank's standard rate charged from time to time for overdrafts, or such lower interest rate if the Bank agrees to a lower interest rate in writing. Nothing in this clause shall be deemed to authorize the Borrower to incur loans in excess of the Credit Limit.

If any provision of this Agreement would oblige the Borrower to make any payment of interest or other amount payable to the Bank in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Bank of "interest" at a "criminal rate" (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by applicable law or so result in a receipt by the Bank of "interest" at a "criminal rate", such adjustment to be effected, to the extent necessary (but only to the extent necessary), as follows: first, by reducing the amount or rate of interest, and, thereafter, by reducing any fees, commissions, costs, expenses, premiums and other amounts required to be paid to the Bank which would constitute interest for purposes of section 347 of the Criminal Code (Canada).

3. DRAWDOWN PROVISIONS

Fixed Rate Term Loans

There is no minimum amount of drawdown for Fixed Rate Term Loans, except as stated in this Agreement. The Borrower shall provide the Bank with at least three (3) Business Days' notice of a requested drawdown and will advise the Bank of its selection of drawdown options from those made available by the Bank. At least ten (10) Business Days prior to each Rate Term Maturity, the Borrower shall provide the Bank with notice of its selection of the new Rate Term for the Fixed Rate Term Loan. The Bank will, after each drawdown, send a Rate and Payments Terms Notice or other notice to the Borrower.

Prime Rate Based. U.S Prime Rate Based and USBR Loans

There is no minimum amount of drawdown by way of Prime Rate Based Loans, U.S. Prime Rate Based Loans and USBR Loans, except as stated in this Agreement. The Borrower shall provide the Bank with three (3) Business Days' notice of a requested Prime Rate Based Loan, U.S. Prime Rate Based Loan or USBR Loan over $1,000,000.

Term CORRA Loans and Daily Compounded CORRA Loans

Except as otherwise stated in this Agreement or agreed to by the Bank, the minimum amount of a drawdown by way of a Term CORRA Loan or a Daily Compounded CORRA Loan is CAD$1,000,000. The Borrower shall provide the Bank with three (3) Business Days' notice of a requested Term CORRA Loan or Daily Compounded CORRA Loan. The Borrower shall advise the Bank of the requested Term CORRA Loan and Daily Compounded CORRA Loan contract maturity, interest period and interest payment dates. as applicable, from those made available by the Bank. In no event shall the term of a Term CORRA Loan or Daily Compounded CORRA Loan or exceed the Contractual Term Maturity Date or Maturity Date. as applicable.

Term SOFR Loans and Daily Simple SOFR Loans

Except as otherwise stated in this Agreement or agreed to by the Bank, the minimum amount of a drawdown by way of a Term SOFR Loan or a Daily Simple SOFR Loan is USD$1,000,000. The Borrower will provide the Bank with three (3) Business Days' notice of a requested Term SOFR Loan or Daily Simple SOFR Loan. The Borrower shall advise the Bank of the requested Term SOFR Loan or Daily Simple SOFR Loan contract maturity, interest period and interest payment dates, as applicable, from those made available by the Bank. In no event shall the term or interest period of a Term SOFR Loan or Daily Simple SOFR Loan exceed the Contractual Term Maturity Date or Maturity Date, as applicable.

CORRA and SOFR Loans - Repayment Roll Over Conversion Notice

At least ten (10) days prior to the contract maturity and at least three (3) days prior to the last day of the interest period for a Term

CORRA Loan, Daily Compounded CORRA Loan, Term SOFR Loan or Daily Simple SOFR Loan, the Borrower will advise the Bank of its election to repay the loan in full; roll over the loan by electing to continue such loan for an additional interest period for the same tenor as the initial period, and thereafter, each successive period, (subject to availability hereunder); or convert the loan to another interest rate type and term available under this Letter Agreement. In no event shall the term of any Term CORRA Loan, Daily Compounded CORRA Loan, Term SOFR Loan or Daily Simple SOFR Loan exceed the Contractual Term Maturity Date or Maturity Date, as applicable. The Bank will, after each drawdown or election hereunder with respect to a Term CORRA Loan, Daily Compounded CORRA Loan, Term

SOFR Loan or Daily Simple SOFR Loan, send a Rate and Payment Terms Notice or other noticed delivered by the Bank to the Borrower.

LCs, GTF DLCs and GTF SBLCs

The Bank shall have the discretion to restrict the maturity date of LCs, GTF DLCs and GTF SBLCs.

SOFR and CORRA - Conversion

Any portion of any Term CORRA Loan or Daily Compounded CORRA Loan that is not repaid, rolled over or converted in accordance with the applicable notice requirements hereunder shall be converted by the Bank to a Prime Based Loan effective as of the last day in the interest period or on the interest payment date, as applicable, of the Term CORRA Loan or the Daily Compounded CORRA Loan. The Bank may charge interest on the amount of the Prime Based Loan at the rate of 115% of the rate applicable to Prime Based Loans for the 3 Business Day period immediately following such maturity. Thereafter, the rate shall revert to the rate applicable to Prime Based Loans.

Any portion of any Term SOFR Loan or Daily Simple SOFR Loan that is not repaid, rolled over or converted in accordance with the applicable notice requirements hereunder shall be converted by the Bank to a USBR Loan effective as of the last day in the interest period or on the interest payment date, as applicable, of the Term SOFR Loan or the Daily Simple SOFR Loan. The Bank may charge interest on the amount of the USBR Loan at the rate of

115% of the rate applicable to USBR Loans for the 3 Business Day period immediately following such maturity. Thereafter, the rate shall revert to the rate applicable to USBR Loans.

SOFR and CORRA - Market Disruption, Benchmark Cessation

If the Bank determines, in its sole discretion, that (i) a normal market in Canada for the making of any or all tenors of Term CORRA Loans or Term SOFR Loans, or for the making of Daily Compounded CORRA Loans, Daily Simple SOFR Loans or any other loan other than Prime Rate Based Loans, U.S. Prime Rate Based Loans, USBR Loans does not exist, (ii) Term CORRA, Daily Compounded CORRA, Daily Simple SOFR, Term SOFR or any other base rate other than Prime Rate, US Prime Rate and USBR cannot be determined in accordance with the definition thereof on any given day, (iii) Term CORRA, Daily Compounded CORRA, Daily Simple SOFR, Term SOFR or any other base rate other than Prime Rate, U.S. Prime Rate and USBR for any requested interest period with respect to a proposed loan does not adequately and fairly reflect the cost to the Bank of making and maintaining such loan, or (iv) a Benchmark Replacement Date has occurred with respect to a benchmark rate any right of the Borrower to request a drawdown (including any rollover or conversion) under the applicable borrowing option shall be suspended until the Bank advises otherwise. Any such drawdown (including any rollover or conversion) request during the suspension period for (i) Term CORRA Loans or Daily Compounded CORRA

(a)

i)

a.

b.

(b)

i)

ii)

a.

b.

Loans, as applicable, shall be deemed to be a drawdown notice requesting a Prime Based Loan in an equivalent amount, or (ii) Term SOFR Loans or Daily Simple SOFR Loans, as applicable, shall be deemed to be a drawdown notice requesting a USBR Loan in an equivalent amount.

Cash Management

The Bank may, and the Borrower hereby authorizes the Bank to, drawdown under any uncommitted Facility hereunder to satisfy any obligations of the Borrower to the Bank in connection with any cash management service provided by the Bank to the Borrower. The Bank may drawdown under any uncommitted Facility hereunder even if the drawdown results in amounts outstanding in excess of the Credit Limit.

4. PREPAYMENT

Fixed Rate Term Loans

10% Prepayment Option Chosen.

Once, each calendar year, ("Year"), the Borrower may, provided that an Event of Default has not occurred, prepay in one lump sum, an amount of principal outstanding under a Fixed Rate Term Loan not exceeding 10% of the original amount of the Fixed Rate Term Loan, upon payment of all interest accrued to the date of prepayment without paying any prepayment charge. If the prepayment privilege is not used in one Year, it cannot be carried forward and used in a later Year.

Provided that an Event of Default has not occurred, the Borrower may prepay more than 10% of the original amount of a Fixed Rate Term Loan in any Year, upon payment of all interest accrued to the date of prepayment and an amount equal to the greater of:

three months' interest on the amount of the prepayment (the amount of prepayment is the amount of prepayment exceeding the

10% limit described in Section 4(a)) using the interest rate applicable to the Fixed Rate Term Loan being prepaid; and ii) the Yield Maintenance, being the difference between:

the current outstanding principal balance of the Fixed Rate Term Loan; and

the sum of the present values as of the date of the prepayment of the future payments to be made on the Fixed Rate Term Loan until the Rate Term Maturity, plus the present value of the principal amount of the Fixed Rate Term Loan that would have been due on the Rate Term Maturity, when discounted at the Government of Canada bond yield rate with a term which has the closest maturity to the unexpired term of the Fixed Rate Term Loan.

10% Prepayment Option Not Chosen.

The Borrower may, provided that an Event of Default has not occurred, prepay all or any part of the principal then outstanding under a Fixed Rate Term Loan upon payment of all interest accrued to the date of prepayment and an amount equal to the greater of:

three months' interest on the amount of the prepayment using the interest rate applicable to the Fixed Rate Term Loan being prepaid; and

the Yield Maintenance, being the difference between:

the current outstanding principal balance of the Fixed Rate Term Loan; and

the sum of the present values as of the date of the prepayment of the future payments to be made on the Fixed Rate Term Loan until the Rate Term Maturity, plus the present value of the principal amount of the Fixed Rate Term Loan that would have been due on the maturity of the Rate Term Maturity when discounted at the Government of Canada bond yield rate with a term which has the closest maturity to the unexpired term of the Fixed Rate Term Loan.

Term CORRA Loans and Term SOFR Loans

c)

d)

e)

a)

The Borrower may prepay the whole or any part the principal outstanding under a Term CORRA Loan or Term SOFR Loan at any time upon payment of all interest accrued to the date of the prepayment, all costs to the Bank in unwinding the Term CORRA Loan or Term SOFR Loan and any loss suffered by the Bank in re-employing the amounts so repaid.

Floating Rate Term Loans

The Borrower may prepay the whole or any part of the principal outstanding under a Floating Rate Term Loan, other than Daily Compounded CORRA Loans and Daily Simple SOFR Loans, at any time upon payment of all accrued interest to the date of the prepayment without the payment of prepayment charges.

The Borrower may prepay the whole or any part of the principal outstanding under a Daily Compounded CORRA Loan and Daily Simple SOFR Loan at any time upon payment of all accrued interest to the date of the prepayment, all costs to the Bank of unwinding the Daily Compounded CORRA Loan or Daily Simple SOFR Loan and any loss suffered by the Bank in re-employing amounts so repaid.

5. STANDARD DISBURSEMENT CONDITIONS

The obligation of the Bank to permit any drawdowns or make any loan or advance hereunder at any time is subject to the following conditions precedent:

a) The Bank shall have received the following documents which shall be in form and substance satisfactory to the Bank: i) A copy of this Agreement duly executed by the Borrower;

ii) A copy of a duly executed resolution of the Board of Directors of the Borrower empowering the Borrower to enter into this

Agreement; iii) A copy of any necessary government approvals authorizing the Borrower to enter into this Agreement; iv) All of the Bank Security and supporting resolutions and solicitors' letter of opinion required hereunder; v) The Borrower's compliance certificate certifying compliance with all terms and conditions hereunder; vi) All operation of account documentation; and vii) For drawdowns under a Facility by way of GTF LC, the Bank's standard GTF Documents applicable to the GTF LC being issued. b) The representations and warranties contained in this Agreement are correct.

There has not been prior to any drawdown, any change in any information, statements, representations, or warranties made or furnished to the Bank by or on behalf of the Borrower which cannot be or is not rectified by the Borrower to the Bank's satisfaction within ten (10) days after written notification thereof by the Bank to the Borrower.

No event has occurred and is continuing which constitutes an Event of Default or would constitute an Event of Default, but for the requirement that notice be given or time elapse or both.

The Bank has received the Setup Fee payable hereunder (if any) and any other fee payable hereunder prior to any drawdown and the Borrower has paid all legal and other expenses incurred by the Bank in connection with the Agreement or the Bank Security.

6. STANDARD REPRESENTATIONS AND WARRANTIES

The Borrower hereby represents and warrants, which representations and warranties shall be deemed to be continually repeated so long as any amounts remain outstanding and unpaid under this Agreement or so long as any commitment under this Agreement remains in effect, that:

The Borrower is a duly incorporated corporation, a limited partnership, partnership, or sole proprietorship, as applicable, duly organized, validly existing and in good standing under the laws of the jurisdiction where the Branch/Centre is located and each other jurisdiction where the Borrower has property or assets or carries on business and the Borrower has adequate corporate power and authority to carry on its business, own property, borrow monies and enter into agreements therefore, execute and deliver the Agreement, the Bank Security, and documents required hereunder, and observe and perform the terms and provisions of this Agreement.

b)

c)

d)

e)

f)

g)

h)

i)

j)

k)

There are no laws, statutes or regulations applicable to or binding upon the Borrower and no provisions in its charter documents or in any by-laws, resolutions, contracts, agreements, or arrangements which would be contravened, breached, violated as a result of the execution, delivery, performance, observance, of any terms of this Agreement.

No Event of Default has occurred nor has any event occurred which, with the passage of time or the giving of notice, would constitute an Event of Default under this Agreement or which would constitute a default under any other agreement.

There are no actions, suits, or proceedings, including appeals or applications for review, or any knowledge of pending or threatened actions, suits, or proceedings against the Borrower, any of the Borrower's subsidiaries, any Guarantor, or any real property mortgaged under the Bank Security which would result in a Material Adverse Change.

All material authorizations, approvals, consents, licenses, exemptions, filings, registrations and other requirements of governmental, judicial and public bodies and authorities required to carry on its business have been or will be obtained or effected and are or will be in full force and effect.

The financial statements and forecasts delivered to the Bank fairly present the present financial position of the Borrower and have been prepared by the Borrower and its auditors in accordance with the International Financial Reporting Standards or GAAP for Private Enterprises, and the certified rent roll delivered to the Bank, if applicable, presents an accurate description of all matters set out therein.

All of the remittances required to be made by the Borrower to the federal government and all provincial and municipal governments have been made, are currently up to date and there are no outstanding arrears. Without limiting the foregoing, all employee source deductions (including income taxes, Employment Insurance and Canada Pension Plan), sales taxes (both provincial and federal), corporate income taxes, corporate capital taxes, payroll taxes and worker's compensation dues are currently paid and up to date.

If the Bank Security includes a charge on real property, the Borrower or Guarantor, as applicable, is the legal and beneficial owner of the real property with good and marketable title in fee simple thereto, free from all easements, rights-of-way, agreements, restrictions, mortgages, liens, executions, and other encumbrances, save and except for those approved by the Bank in writing.

The entering into and performance of its obligations set out herein does not result in the creation of any lien, charge, security, interest or other encumbrance (except to the Bank) upon any of its assets pursuant to any indenture, mortgage, deed of trust, bank loan or credit agreement or other instrument to which it is a party or by which it or its assets may be bound.

No approval, consent or withholding of objection is required from any government or any regulatory authority, agency, commission or board or any court or, without limitation to the foregoing, any other law, regulation or rule-making entity or any person acting or purporting to act under the authority of any of the foregoing with respect to the entering into and performance by it of its obligations set out herein, or, if such approval is required, it has been obtained.

All information that the Borrower has provided to the Bank is accurate and complete, including, without limitation, where applicable:

i) the names of the Borrower's directors and the names and addresses of the Borrower's beneficial owners; ii) the names and addresses of the Borrower's trustees, known beneficiaries and/or settlers; and iii) the Borrower's ownership, control, and structure.

No representation or warranty or other statement made by the Bank concerning this Agreement shall be binding on the Bank unless made by it in writing as a specific amendment to this Agreement.

7. STANDARD POSITIVE COVENANTS

a)

b)

c)

d)

e)

f)

g)

h)

i)

j)

k)

l)

m)

n)

o)

p)

So long as any amounts remain outstanding and unpaid under this Agreement or so long as any commitment under this Agreement remains in effect, the Borrower will, and will ensure that its subsidiaries and each of the Guarantors will:

Pay all amounts of principal, interest, fees and expenses on the dates, times and place specified herein, under the Rate and Payment

Terms Notice or other notice provided by the Bank to the Borrower, and under any other agreement between the Bank and the Borrower.

Advise the Bank of any change in the amount and the terms of any credit arrangement made with other lenders or any action taken by another lender to recover amounts outstanding with such other lender.

Advise promptly after the happening of any event which may result in a Material Adverse Change or the occurrence of any Event of Default or default under this Agreement or under any other agreement for borrowed money.

Do all things necessary to maintain in good standing its corporate existence and preserve and keep all material agreements, rights, franchises, licenses, operations, contracts or other arrangements in full force and effect.

Take all necessary actions to ensure that the Bank Security and its obligations hereunder will rank ahead of all other indebtedness of, and all other security granted by the Borrower.

Pay all taxes, assessments, and government charges unless such taxes, assessments, or charges are being contested in good faith and appropriate reserves shall be made with funds set aside in a separate trust fund.

Provide the Bank with information and financial data as it may request from time to time, including, without limitation, such updated information and/or additional supporting information as the Bank may require with respect to any or all the matters in the Borrower's representation and warranty in Section 6(k).

Maintain property, plant and equipment in good repair and working condition.

Provide notification if a tenant or tenants generating, in aggregate, a significant amount of gross rental income from any real property mortgaged under the Bank Security, defaults or default under its or their lease(s).

Provide copies of leases, offers to lease, licences and offers to license executed after any drawdown, to the Bank upon request. All such leasing and licensing shall be undertaken in accordance with prudent business practices.

Inform the Bank of any actual or probable litigation and furnish the Bank with copies of details of any litigation or other proceedings, which might affect the financial condition, business, operations, property, assets, reputation or prospects of the Borrower, any of the Borrower's subsidiaries and any of the Guarantors or may result in a Material Adverse Change.

Provide such additional security, guarantees and other agreements and documentation as may be required from time to time by the Bank or its solicitors.

Continue to carry on the business currently being carried on by the Borrower, its subsidiaries and each of the Guarantors at the date hereof.

Maintain adequate insurance on all of its assets, undertakings, and business risks.

Permit the Bank or its authorized representatives full and reasonable access to its premises, business, financial and computer records and allow the duplication or extraction of pertinent information therefrom.

Comply with all applicable laws and regulations.

8. STANDARD NEGATIVE COVENANTS

a)

b)

c)

d)

e)

f)

g)

a)

b)

c)

So long as any amounts remain outstanding and unpaid under this Agreement or so long as any commitment under this Agreement remains in effect, the Borrower will not and will ensure that its subsidiaries and each of the Guarantors will not:

Create, incur, assume, or suffer to exist, any mortgage, deed of trust, pledge, lien, security interest, assignment, charge, or encumbrance (including without limitation, any conditional sale, or other title retention agreement, or finance lease) of any nature, upon or with respect to any of its real or personal property, assets or undertakings, now owned or hereafter acquired, including, without limitation, any real property mortgaged under the Bank Security, and any leases on any real property mortgaged under the Bank Security and the income derived therefrom, except for those Permitted Liens, if any, set out in the Letter.

Create, incur, assume or suffer to exist any other indebtedness for borrowed money (except for indebtedness resulting from Permitted Liens, if any) or guarantee or act as surety or agree to indemnify the debts of any other Person.

Merge or consolidate with any other Person, or acquire all or substantially all of the shares, assets or business of any other Person.

Sell, lease, assign, transfer, convey or otherwise dispose of any of its now owned or hereafter acquired real property, personal property and other assets (including, without limitation, securities and indebtedness of subsidiaries, receivables and leasehold interests) or permit a change in the legal or beneficial ownership of any real property mortgaged under the Bank Security or any other assets forming part of the Bank Security or parts thereof or interests therein, except for inventory disposed of in the ordinary course of business.

Terminate or enter into a surrender of any lease of any real property mortgaged under the Bank Security.

Cease to carry on the business currently being carried on by each of the Borrower, its subsidiaries, and the Guarantors at the date hereof.

Permit any change of ownership or change in the capital structure of the Borrower.

9. ENVIRONMENTAL

The Borrower represents and warrants (which representation and warranty shall continue throughout the term of this Agreement) that the business of the Borrower, including without limitation, the ownership and operation of any real property mortgaged under the Bank Security, its subsidiaries and each of the Guarantors is being operated in compliance with applicable laws and regulations respecting the discharge, emission, spill or disposal of any hazardous materials and that any and all enforcement actions in respect thereto have been clearly conveyed to the Bank.

The Borrower shall, at the request of the Bank from time to time, and at the Borrower's expense, obtain and provide to the Bank an environmental audit or inspection report of the property from auditors or inspectors acceptable to the Bank.

10. STANDARD EVENTS OF DEFAULT

The Bank may accelerate the payment of principal and interest under any committed Facility hereunder and cancel any undrawn portion of any committed Facility hereunder, at any time after the occurrence of any one of the following Events of Default:

Non-payment of principal outstanding under this Agreement when due or non-payment of interest or fees outstanding under this Agreement within 3 Business Days of when due.

If any representation, warranty or statement made hereunder or made in connection with the execution and delivery of this Agreement or the Bank Security is false or misleading at any time.

If any representation or warranty made or information provided by any Guarantor to the Bank from time to time, including without limitation, under or in connection with the Personal Financial Statement and Privacy Agreement provided by such Guarantor, is false or misleading at any time.

d)

e)

f)

g)

h)

i)

j)

k)

l)

m)

n)

o)

p)

If there is a breach or non-performance or non-observance of any term or condition of this Agreement or the Bank Security and, if such default is capable to being remedied, the default continues unremedied for 5 Business Days after the occurrence.

If the Borrower, any one of its subsidiaries, or, if any of the Guarantors makes a general assignment for the benefit of creditors, files or presents a petition. makes a proposal or commits any act of bankruptcy, or if any action is taken for the winding up, liquidation or the appointment of a liquidator, trustee in bankruptcy, custodian, curator, sequestrator, receiver or any other officer with similar powers or if a judgment or order shall be entered by any court approving a petition for reorganization, arrangement or composition of or in respect of the Borrower, any of its subsidiaries, or any of the Guarantors or if the Borrower, any of its subsidiaries, or any of the Guarantors is insolvent or declared bankrupt.

If there exists a voluntary or involuntary suspension of business of the Borrower, any of its subsidiaries, or any of the Guarantors.

If action is taken against the Borrower, any of its subsidiaries, or any of the Guarantors to take possession of or enforce proceedings against any real or personal property and assets of the Borrower, any of its subsidiaries, or any of the Guarantors, including without limitation any real property mortgaged under the Bank Security.

If any final judgment for the payment of monies is made against the Borrower, any of its subsidiaries, or any of the Guarantors and it is not discharged within 30 days from the imposition of such judgment.

If there exists an event, the effect of which with lapse of time or the giving of notice, will constitute an event of default or a default under any other agreement for borrowed money in excess of the Cross Default Threshold entered into by the Borrower, any of its subsidiaries, or any of the Guarantors.

If the Borrower. any one of its subsidiaries. or any of the Guarantors default under any other present or future agreement with the Bank or any of the Bank's subsidiaries, including without limitation, any other loan agreement, forward foreign exchange transactions, interest rate and currency and/or commodity swaps.

If the Bank Security is not enforceable or if any party to the Bank Security shall dispute or deny any liability or any of its obligations under the Bank Security, or if any Guarantor terminates a guarantee in respect of future advances.

If, in the Bank's determination, a Material Adverse Change occurs.

If the Borrower or a Guarantor is an individual, the Borrower or such Guarantor dies or is found by a court to be incapable of managing his or her affairs.

131

If any encumbrance or construction lien is registered upon any real property mortgaged under the Bank Security and is not discharged within ten (10) days after being registered.

If a writ of execution, distress, attachment or similar process is issued or levied against all or a substantial portion of any property (including, without limitation, any real property mortgaged under the Bank Security) or other assets of the Borrower, the Borrower's subsidiaries or any Guarantor which might result in a Material Adverse Change to the Borrower, the Borrower's subsidiaries or any Guarantor, unless such writ or process is withdrawn, released, vacated or stayed within thirty (30) days, or a judgment or order shall be rendered against the Borrower, the Borrower's subsidiaries or any Guarantor by a court of competent jurisdiction with respect to such default and such judgment or order shall not be satisfied in accordance with its terms and shall continue unstayed and in effect for thirty (30) days.

If any part of any real property mortgaged under the Bank Security is condemned or expropriated, provided that in respect of any expropriation, only if such expropriation gives rise to proceeds of expropriation in excess of 20% of the appraised value of such real property mortgaged under the Bank Security established as of the date hereof or if such expropriation materially impairs (A) the value of any real property mortgaged under the Bank Security or in any Bank Security or other security delivered to the Bank in connection with this Agreement or (B) the ability of the Borrower to fulfill its obligations under this Agreement.

q)

r)

a)

b)

c)

If any part of any real property mortgaged under the Bank Security becomes subject to a condominium regime or any form of multiple ownership or governance.

If at any time during the currency of this Agreement, the Bank is of the opinion, acting reasonably, that any real property mortgaged under the Bank Security is not being managed, in all respects, in a satisfactory manner, and the Borrower has not improved the management of such real property to the Bank's satisfaction within thirty (30) days from the date of receiving notice from the Bank (or earlier if the Bank, in its sole discretion, believes prejudice to the Bank or impairment of the Bank Security could result from the current management practices).

11. ACCELERATION

If the Bank accelerates the payment of principal and interest hereunder, the Borrower shall immediately pay to the Bank all amounts outstanding hereunder, including without limitation, the amount of unmatured Term CORRA Loans, Daily Compounded CORRA Loans, Term SOFR Loans and Daily Simple SOFR Loans and the amount of all drawn and undrawn LCs and GTF LCs. All cost to the Bank of unwinding Term CORRA Loans and Term SOFR Loans and all loss suffered by the Bank in re-employing amounts repaid will be paid by the Borrower.

The Bank may demand the payment of principal and interest under any uncommitted Facility hereunder and cancel any undrawn portion of any uncommitted Facility hereunder, at any time whether or not an Event of Default has occurred.

12. TAXATION ON PAYMENTS

All payments made by the Borrower to the Bank will be made free and clear of all present and future taxes (excluding the Bank's income taxes), withholdings or deductions of whatever nature. If these taxes, withholdings or deductions are required by applicable law and are made, the Borrower, shall, as a separate and independent obligation, pay to the Bank all additional amounts as shall fully indemnify the Bank from any such taxes, withholdings or deductions.

13. REPRESENTATION

No representation or warranty or other statement made by the Bank concerning any of the Facilities shall be binding on the Bank unless made by it in writing as a specific amendment to this Agreement.

14. CHANGING THE AGREEMENT

The Bank may, from time to time, unilaterally change the provisions of this Agreement where (i) the provisions of the Agreement relate to any uncommitted Facility hereunder, including changing or adding fees that may be charged in connection therewith, or (ii) such change is for the benefit of the Borrower, or made at the Borrower's request, including without limitation, decreases to fees or interest payable hereunder or (iii) where such change makes compliance with this Agreement less onerous to the Borrower, including without limitation, release of security. These changes can be made by the Bank providing written notice to the Borrower of such changes in the form of a specific waiver or a document constituting an amending agreement. The Borrower is not required to execute such waiver or amending agreement, unless the Bank requests the Borrower to sign such waiver or amending agreement. A change in

the Prime Rate and USBR is not an amendment to the terms of this Agreement that requires notification to be provided to the Borrower.

Changes to the Agreement, other than as described in a) above, including changes to covenants and fees payable by the Borrower, are required to be agreed to by the Bank and the Borrower in writing, by the Bank and the Borrower each signing an amending agreement.

The Bank is not required to notify a Guarantor of any change in the Agreement, including any increase in the Credit Limit or Borrowing Limit, as applicable.

15. ADDED COST

If the introduction of or any change in any present or future law, regulation, treaty, official or unofficial directive, or regulatory requirement, (whether or not having the force of law) or in the interpretation or application thereof, relates to:

i)

ii)

iii)

the imposition or exemption of taxation of payments due to the Bank or on reserves or deemed reserves in respect of the undrawn portion of any Facility or loan made available hereunder; or,

any reserve, special deposit, regulatory or similar requirement against assets, deposits, or loans or other acquisition of funds for loans by the Bank; or,

the amount of capital required or expected to be maintained by the Bank as a result of the existence of the advances or the commitment made hereunder;

and the result of such occurrence is, in the sole determination of the Bank, to increase the cost of the Bank or to reduce the income received or receivable by the Bank hereunder, the Borrower shall, on demand by the Bank, pay to the Bank that amount which the Bank estimates will compensate it for such additional cost or reduction in income and the Bank's estimate shall be conclusive, absent manifest error.

16. EXPENSES

The Borrower shall pay, within 5 Business Days following notification, any fees and expenses (including but not limited to all legal fees) incurred by the Bank in connection with the preparation, registration, ongoing administration, and discharge of this Agreement and the Bank Security and with the enforcement of the Bank's rights and remedies under this Agreement and the Bank Security whether or not any amounts are advanced under the Agreement, including, for greater certainty, if any amounts are not advanced under this Agreement by reason of the failure of the Borrower to satisfy the Disbursement Conditions. These fees and expenses shall include, but not be limited to, any outside counsel fees and expenses, and any in-house legal fees and expenses (if in-house counsel are used), and any outside professional advisory fees and expenses, and any registration, renewal and discharge fees in connection with the Bank Security, including but not limited to, as applicable, land registry, intellectual property registry, Bank Act, Personal Property Security Act, and Le Registre des droits personnels et reels mobiliers fees as established by the applicable federal, provincial and/or territorial government(s) from time to time. The Borrower shall pay interest on unpaid amounts due pursuant to this paragraph at the All-In Rate plus 2% per annum. The Bank shall be entitled and is hereby authorized to deduct from the amount available under any Facility, all costs and expenses payable under this Agreement.

Without limiting the generality of Section 25, the Bank or the Bank's agent, is authorized to debit any of the Borrower's accounts with the amount of the fees and expenses owed by the Borrower hereunder, including any registration, renewal and discharge fee as described in this section in connection with the Bank Security, even if that debiting creates an overdraft in any such account. If there are insufficient funds in the Borrower's accounts to reimburse the Bank or it's agent for payment of the fees and expenses owed by the Borrower hereunder, the amount debited to the Borrower's accounts shall be deemed to be a Prime Rate Based Loan.

The Borrower will, if requested by the Bank, sign a Pre-Authorized Payment Authorization in a format acceptable to the Bank to permit the Bank's agent to debit the Borrower's accounts as contemplated in this Section.

17. NON-WAIVER

Any failure by the Bank to object to or take action with respect to a breach of this Agreement or any Bank Security or upon the occurrence of an Event of Default shall not constitute a waiver of the Bank's right to take action at a later date on that breach. No course of conduct by the Bank will give rise to any reasonable expectation which is in any way inconsistent with the terms and conditions of this Agreement and the Bank Security or the Bank's rights thereunder.

18. EVIDENCE OF INDEBTEDNESS

The Bank shall record on its records the amount of all loans made hereunder, payments made in respect thereto, and all other amounts becoming due to the Bank under this Agreement. The Bank's records constitute, in the absence of manifest error, conclusive evidence of the indebtedness of the Borrower to the Bank pursuant to this Agreement.

With respect to chattel mortgages taken as Bank Security, this Agreement is the Promissory Note referred to in same chattel mortgage, and the indebtedness incurred hereunder is the true indebtedness secured by the chattel mortgage.

19. ENTIRE AGREEMENT

This Agreement replaces any previous letter agreements dealing specifically with terms and conditions of the Facilities (excluding the Ancillary Facilities). Agreements relating to other credit facilities made available by the Bank continue to apply for those other credit facilities. This Agreement, Rate and Payment Term notices issued hereunder, and other notices provided by the Bank to the Borrower in connection with the Facilities and the GTF Documents, if applicable, are the entire agreements relating to the Facilities (excluding the Ancillary Facilities) described in this Agreement.

20. ASSIGNMENT

The Bank may assign or grant participation in all or part of this Agreement or in any loan, LCs, GTF DLCs or GTF SBLCs made hereunder without notice to and without the Borrower's consent.

The Borrower may not assign or transfer all or any part of its rights or obligations under this Agreement.

21. RELEASE OF INFORMATION

The Borrower hereby irrevocably authorizes and directs the Borrower's accountant and other professional advisors, to deliver all financial statements and other financial information concerning the Borrower to the Bank and agrees that the Bank and the accountant and other professional advisors may communicate directly with each other.

22. GENERAL INDEMNITY

The Borrower agrees to indemnify the Bank, its officers, directors, employees, agents and shareholders, and agrees to hold each of them harmless from and against any and all claims, losses, liabilities, damages and expenses (including legal and audit expenses) arising or resulting from the indebtedness under this Agreement, this Agreement or in connection with the Bank Security or any breach by the Borrower of any representation, warranty, or covenant under this Agreement or the Bank Security. In no event will the Bank be liable to the Borrower for any direct, indirect or consequential damages arising in connection with this Agreement.

23. CURRENCY INDEMNITY

USD loans must be repaid with USD and CAD loans must be repaid with CAD and, notwithstanding the generality of Section 22, the Borrower shall indemnify the Bank for any loss suffered by the Bank if USD loans are repaid with CAD or vice versa, whether such payment is made pursuant to an order of a court or otherwise.

24. FX CLOSE OUT

The Borrower hereby acknowledges and agrees that in the event any of the following occur: (i) Default by the Borrower under any forward foreign exchange contract ("FX Contract"); (ii) Default by the Borrower in payment of monies owing by it to anyone, including the Bank; (iii) Default in the performance of any other obligation of the Borrower under any agreement to which it is subject; or (iv) the Borrower is adjudged to be or voluntarily becomes bankrupt or insolvent or admits in writing to its inability to pay its debts as they come due or has a receiver appointed over its assets, the Bank shall be entitled without advance notice to the Borrower to close out and terminate all of the outstanding FX Contracts entered into hereunder, using normal commercial practices employed by the Bank, to determine the gain or loss for each terminated FX Contract. The Bank shall then be entitled to calculate a net termination value for all of the terminated FX Contracts which shall be the net sum of all the losses and gains arising from the termination of the FX Contracts which net sum shall be the "Close Out Value" of the terminated FX Contracts. The Borrower acknowledges that it shall be required to forthwith pay any positive Close Out Value owing to the Bank and the Bank shall be required to pay any negative Close Out Value owing to the Borrower, subject to any rights of set-off to which the Bank is entitled or subject.

25. SET-OFF

i)

ii)

iii)

iv)

In addition to and not in limitation of any rights now or hereafter granted under applicable law, the Bank may at any time and from time to time without notice to the Borrower or any other Person, any notice being expressly waived by the Borrower, set-off and compensate and apply any and all deposits, general or special, time or demand, provisional or final, matured or unmatured, in any currency, and any other indebtedness or amount payable by the Bank (irrespective of the place of payment or booking office of the obligation), to or for the credit of or for the Borrower's account, including without limitation, any amount owed by the Bank to the Borrower under any FX Contract or other treasury or derivative product, against and on account of the indebtedness and liability under this Agreement notwithstanding that any of them are contingent or unmatured or in a different currency than the indebtedness and liability under this Agreement.

When applying a deposit or other obligation in a different currency than the indebtedness and liability under this Agreement to the indebtedness and liability under this Agreement, the Bank will convert the deposit or other obligation to the currency of the indebtedness and liability under this Agreement using the exchange rate determined by the Bank at the time of the conversion.

26. NON-MERGER

Notwithstanding the execution, delivery or registration of the Bank Security and notwithstanding any advances made pursuant thereto, this Agreement shall continue to be valid, binding and enforceable and shall not merge as a result thereof. Any default under this Agreement shall constitute concurrent default under the Bank Security. Any default under the Bank Security shall constitute concurrent default under this Agreement. In the event of any inconsistency between the terms of this Agreement and the terms of the Bank Security, the terms of this Agreement shall prevail and the inclusion of any term in the Bank Security that is not dealt with in this Agreement shall not be an inconsistency.

27. SEVERABILITY

In the event any one or more of the provisions of this Agreement shall for any reason, including under any applicable statute or rule of law, be held to be invalid, illegal or unenforceable, that part will be severed from this Agreement and will not affect the enforceability of the remaining provisions of this Agreement, which shall remain in full force and effect.

28. CONSENT TO THE COLLECTION AND/OR DISCLOSURE OF INFORMATION

In addition to any rights the Bank may have regarding the collection and disclosure of the Borrower's information, the Borrower authorizes the Bank to, without restriction and without notice to or further consent of the Borrower, obtain information about the Borrower from, and disclose information about the Borrower to, TD, other lenders, financial institutions, assignee or purchaser or all or any part of the Facilities herein, credit reporting or credit rating agencies, credit bureaus, auditors. governmental and regulatory authorities, references provided by the Borrower and any supplier, agent or other party that performs services for the Borrower or for the Bank.

29. MISCELLANEOUS

The Borrower has received a signed copy of this Agreement.

If more than one Person, firm or corporation signs this Agreement as the Borrower, each party is jointly and severally liable hereunder, and the Bank may require payment of all amounts payable under this Agreement from any one of them, or a portion from each, but the Bank is released from any of its obligations by performing that obligation to any one of them. Each Borrower hereby acknowledges that each Borrower is an agent of each other Borrower and payment by any Borrower hereunder shall be deemed to be payment by the Borrower making the payment and by each other Borrower. Each payment, including interest payments, made will constitute an acknowledgment of the indebtedness and liability hereunder by each Borrower.

Accounting terms will (to the extent not defined in this Agreement) be interpreted in accordance with accounting principles established from time to time by the Canadian Institute of Chartered Accountants (or any successor) consistently applied, and all financial statements and information provided to the Bank will be prepared in accordance with those principles.

Unless stated otherwise, all amounts referred to herein are in Canadian dollars.

v)

vi)

-
-
-
-
-

-
-
-
-

-
-
-
-
-
-
-

-

-

If the Borrower qualifies as an Eligible Enterprise and the Facilities hereunder are not secured by a mortgage on real property, (a) the Borrower has the right to cancel this Agreement without incurring a cancellation charge until the end of the third Business Day after the day on which this Agreement is entered into and (b) cancel any LC or GTF DLC issued pursuant to this Agreement, so long as the beneficiary thereunder presents such LC or GTF DLC for cancellation at the issuing branch described thereon and/or, at the Bank's discretion, provides written consent for the cancellation of such LC or GTF LC satisfactory to the Bank to the issuing branch described thereon, without incurring a cancellation charge until the end of the third business day after the day on which the Letter of Credit is issued; and may be entitled to the refund of certain fees other than (i) any amounts related to the use of the product or service prior to its cancellation; and (ii) any expense that the Bank has reasonably incurred in providing the product or service.

If any payment hereunder becomes due and payable on a day which is not a Business Day, the due date of such payment shall be extended to the next succeeding Business Day on which such payment shall be due and payable. Notwithstanding the foregoing, if a payment with respect to a Term CORRA Loan, Daily Compounded CORRA Loan, Term SOFR Loan or Daily Simple SOFR Loan becomes due and payable on a day which is not a Business Day and the next succeeding Business Day is in a succeeding calendar month, the due date of such payment shall be the immediately preceding Business Day.

30. CONSENT TO TD HANDLING OF YOUR PERSONAL INFORMATION AND PRIVACY POLICY

In this Section 30 and elsewhere in this Agreement, where applicable, "you" and "your" means the Borrower and "we", "our" and "us" means the Bank.

You consent to Our Privacy Policy. You agree that the Bank (which includes The Toronto- Dominion Bank and affiliated companies) may handle your personal information as we set out in our Privacy Policy. You can find our Privacy Policy online at td.com/privacy.

You have choices. The Privacy Policy outlines your options, where available, to refuse or withdraw your consent.

Here is a summary of our Privacy Policy.

We collect, use, share and retain your information to:

Identify you

Process your application

Provide you ongoing service

Communicate with you

Personalize our relationship with you

Improve TD products and services

Protect against fraud, financial abuse and error

Manage and assess our risks

Meet legal and regulatory obligations

We collect information (for the purposes set out above) from you and others including:

Payment card networks Any other people you have allowed us to contact

Lenders

Insurers

From your interactions with us, including on your mobile

device or the internet, cameras at our property and records

Fraud prevention agencies and registries of your use of our products and services

We may share your information (for the purposes set out above) with these parties. Some of them may be located outside your Province/territory or outside Canada:

TD affiliates

Fraud prevention agencies and registries

Lenders

services

Insurers

Payment card networks

• •

a)

b)

c)

Companies that we work with to provide products or Meet legal and regulatory obligations

We retain your information:

We keep your information for as long as we reasonably need it for the purposes set out above.

We may communicate with you:

We may communicate with you about your application. And about your existing and other products and services that may be of interest to you. We may contact you by mail, phone at the number(s) you have provided, text, email or other electronic methods. You can opt out of receiving offers or choose how we contact you for marketing campaign purposes. To do so, visit a TD branch or call us at 1-866-222-3456.

Application of Privacy Policy to Related Parties

If:

there are changes to the signing authorities of the Borrower; or at the time of obtaining a product or service from us, the Borrower, if a corporation, has any individual who owns or controls, directly or indirectly, 25 per cent or more of the shares of the corporation, or has any director, where such individual or director is not, at such time, either a signing authority of the corporation or a personal banking customer of the Bank; or

at the time of obtaining a product or service from us, the Borrower, if other than a corporation, hos any individual who owns or controls, directly or indirectly, 25 per cent or more of the Borrower, where such individual is not, at such time, either a signing authority of the Borrower or a personal banking customer of the Bank;

then the Borrower agrees to make such signing authorities and any such individual or director aware of the Privacy Policy, advise them that they are subject to such policy and inform them that a copy of such policy is available at any TD Canada Trust branch or online at td.com.

The above sections b) and c) shall not apply where the Borrower is a public body, or a corporation that has minimum net assets of $75 million on its last audited balance sheet and whose shares are traded on a Canadian stock exchange or a stock exchange that is prescribed by section 3201 of the Income Tax Regulations, as may be amended from time to time, and operates in a country that is a member of the Financial Action Task Force.

31. CUSTOMER RESOLUTION PROCESS

Refer to our complaint handling procedures in our brochure, Do you have a complaint?. You can find this brochure at any retail branch, Commercial Banking Centre, or on our website at td.com.

32. DEFINITIONS

Capitalized terms used in this Agreement shall have the following meanings:

"Agreement" means the agreement between the Bonk and the Borrower set out in the Letter, this Schedule "A" - Standard Terms and Conditions and Schedule "B" - LC and GTF DLC Terms and Conditions, Rates and Payment Terms Notices and other notices provided by the Bank to the Borrower in connection with this Agreement and, if applicable, the GTF Documents as each may be amended from time to time.

"All-In Rate" means the greater of the interest rates that the Borrower pays for a variable rate loan, a Term CORRA Loon, a Term SOFR Loan or the highest fixed rote paid for Fixed Rate Term Loans.

"Appraised Value" means the market value of the real property mortgaged under the Bank Security as determined by an appraisal conducted by any Bank-approved person holding the designation of A.A.C.I (Accredited Appraiser Canadian Institute), S.R.A.S. (Senior Realty Appraiser) or from L'Ordre des Evaluateurs Agrees du Quebec using the Uniform Standards of Professional Appraisal Practice.

"Available Tenor" means, with respect to the applicable then-current Benchmark, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this

Agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement.

"Benchmark" means the Term SOFR Reference Rate, Daily Simple SOFR, Term CORRA Reference Rate, or Daily Compounded CORRA, as the case may be.

"Benchmark Administrator" means, with respect to a Benchmark, the administrator of such Benchmark (or the published component used in the calculation thereof).

"Benchmark Replacement Date" means, with respect to a Benchmark, a date and time determined by the Bank, which date shall be no later than the earliest to occur of: (a) in the case of clause (x) of the definition of "Benchmark Transition Event," the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the Benchmark Administrator permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or (b) in the case of clause (y) of the definition of "Benchmark Transition Event," the first date on which the regulatory supervisor for the Benchmark Administrator announces that such Benchmark is non-representative, even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

"Benchmark Transition Event" means the occurrence of a public statement or publication of information (x) by (i) or on behalf of the Benchmark Administrator, (ii) the regulatory supervisor for the Benchmark Administrator, (iii) the Bank of Canada, (iv) an insolvency official with jurisdiction over the Benchmark Administrator, (v) a resolution authority with jurisdiction over the Benchmark

Administrator, or (vi) a court or an entity with similar insolvency or resolution authority over the Benchmark Administrator, announcing that the Benchmark Administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or (y) by the regulatory supervisor for the Benchmark Administrator announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

"Branch/Centre" means The Toronto-Dominion Bank branch or banking centre noted on the first page of the Letter, or such other branch or centre as may from time to time be designated by the Bank.

"Business Day" means any day (other than a Saturday or Sunday) that the Branch/Centre is open for business, provided that when used in connection with Term SOFR loans, the term Business Day shall exclude any day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

"Contractual Term Maturity Date" means the last day of the Contractual Term period. If the Letter does not set out a specific

Contractual Term period but rather refers to a period of time up to which the Contractual Term Maturity Date can occur, the Bank and the Borrower must agree on a Contractual Term Maturity Date before first drawdown, which Contractual Term Maturity Date will be set out in the Rate and Payment Terms Notice.

"CORRA" means the Canadian Overnight Repo Rate Average administered and published by the CORRA Administrator.

"CORRA Administrator" the Bank of Canada (or any successor administrator).

"Cross Default Threshold" means the cross-default threshold set out in the Letter. If no such cross-default threshold is set out in the Letter it will be deemed to be zero.

"Current Account" means the account established by the Borrower with the Bank for the conduct of the Borrower's day-to-day banking business in Canadian dollars.

"Daily Compounded CORRA" means, for any day (a "CORRA Rate Day"), CORRA with interest accruing on a compounded daily basis, with the methodology and conventions for this rate (which will include compounding in arrears with a lookback) being established by the Bank in accordance with the methodology and conventions for this rate selected or recommended by the Bank of Canada, or a committee officially endorsed or convened by the Bank of Canada, or any successor thereto, for determining compounded CORRA for business loans; provided that if the Bank decides that any such convention is not administratively feasible for the Bank, then the Bank may establish another convention in its reasonable discretion; and provided that if the administrator has not provided or published CORRA and a Benchmark Replacement Date with respect to CORRA has not occurred, then, in respect of any day for which CORRA is required, references to CORRA will be deemed to be references to the last provided or published CORRA.

For the avoidance of doubt, from the date hereof until such date that the Bank determines that the methodology and conventions described above have changed, CORRA, as used in the definition of Daily Compounded CORRA, shall mean, for any CORRA Rate Day, a rate per annum equal to the greater of (a) CORRA for the day (such day, a "CORRA Determination Day") that is five (5) Business Days prior to (i) if such CORRA Rate Day is a Business Day, such CORRA Rate Day or (ii) if such CORRA Rate Day is not a Business Day, the Business Day immediately preceding such CORRA Rate Day, in each case, as such CORRA is published by the CORRA

Administrator on the CORRA Administrator's Website, and (b) zero percent. If by 5:00 p.m. (Toronto time) on the second (2nd) Business Day immediately following any CORRA Determination Day, CORRA in respect of such CORRA Determination Day has not been published on the CORRA Administrator's Website and a Benchmark Replacement Date with respect to the Daily Compounded CORRA has not occurred, then CORRA for such CORRA Determination Day will be CORRA as published in respect of the first preceding Business Day for which such CORRA was published on the CORRA Administrator's Website; provided that any CORRA determined pursuant to this sentence shall be utilized for purposes of calculation of Daily Compounded CORRA for no more than three (3) consecutive CORRA Rate Days.

"Daily Simple SOFR" means, for any day (a "SOFR Rate Day"), SOFR with interest accruing on a simple daily basis, with the methodology and conventions for this rate (which will include a lookback) being established by the Bank in accordance with the methodology and conventions for this rate selected or recommended by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate), or any successor

thereto, for determining daily simple SOFR for business loans; provided that if the Bank decides that any such convention is not administratively feasible for the Bank, then the Bank may establish another convention in its reasonable discretion; and provided that if the administrator has not provided or published SOFR and a Benchmark Replacement Date with respect to SOFR has not occurred, then, in respect of any day for which SOFR is required, references to SOFR will be deemed to be references to the last provided or published SOFR. Any change in Daily Simple SOFR due to a change in SOFR shall be effective from and including the effective date of such change in SOFR without notice to the Borrower.

For the avoidance of doubt, from the date hereof until such date that the Bank determines that the methodology and conventions described above have changed, Daily Simple SOFR shall mean, for any SOFR Rate Day, a rate per annum equal to the greater of (a) SOFR for the day (such day, a "SOFR Determination Day") that is five (5) Business Days prior to (i) if such SOFR Rate Day is a

Business Day, such SOFR Rate Day or (ii) if such SOFR Rate Day is not a Business Day, the Business Day immediately preceding such SOFR Rate Day, in each case, as such SOFR is published by the SOFR Administrator on the SOFR Administrator's Website, and (b) zero percent. If by 5:00 p.m. (New York City time) on the second (2nd) Business Day immediately following any SOFR Determination Day, SOFR in respect of such SOFR Determination Day has not been published on the SOFR Administrator's Website and a Benchmark Replacement Date with respect to the Daily Simple SOFR has not occurred, then SOFR for such SOFR Determination Day will be SOFR as published in respect of the first preceding Business Day for which such SOFR was published on the SOFR Administrator's Website; provided that any SOFR determined pursuant to this sentence shall be utilized for purposes of calculation of Daily Simple SOFR for no more than three (3) consecutive SOFR Rate Days.

"Eligible Enterprise" means, as defined in the Bank Act, a business with authorized credit of less than CAD$1,000,000, fewer than 500 employees and annual revenues of less than CAD$50,000,000.

"Fixed Rate Term Loan" means any loan under a Term Loan Facility or a Mortgage Loan Facility with a fixed interest rate, which, for greater certainty, shall not include Term CORRA Loans or Term SOFR Loans.

"Floating Rate Term Loan" means any loan under a Term Loan Facility or a Mortgage Loan Facility with a variable interest rate, which, for greater certainty, shall not include Term CORRA Loans or Term SOFR Loans.

"Global Trade Finance Letter of Credit" or "GTF LC" means a GTF DLC (documentary letter of credit), GTF SBLC (standby letter of credit or demand guarantee) or similar instrument in form and substance satisfactory to the Bank applied for and issued through TD Securities Global Trade Finance.

"GTF Documents" means the Documentary Letter of Credit Application Form, General Trade Finance Agreement, Irrevocable Demand Guarantee/ Irrevocable Standby Letter of Credit Application Form, TDfacilitrade Application Form, or other agreements required for the issuance of a GTF LC.

"Inventory Value" means, at any time of determination, the total value (based on the lower of cost or market) of the Borrower's inventories that are subject to the Bank Security (other than (i) those inventories supplied by trade creditors who at that time have not been fully paid and would have a right to repossess all or part of such inventories if the Borrower were then either bankrupt or in receivership, {ii) those inventories comprising work in process and (iii) those inventories that the Bank may from time to time designate in its sole discretion) minus the

total amount of any claims, liens or encumbrances on those inventories having or purporting to have priority over the Bank.

"Letter" means the letter from the Bank to the Borrower to which this Schedule "A" - Standard Terms and Conditions and Schedule "B" - LC and GTF DLC Terms and Conditions are attached.

"Letter of Credit" or "LC" means a documentary letter of credit, standby letter of credit, demand guarantee or similar instrument in form and substance satisfactory to the Bank, not including GTF LCs.

"Material Adverse Change" means any change, effect, event or occurrence (direct or indirect) with respect to the condition (financial or otherwise), reputation, assets, property (including, without limitation, the value of any real property mortgaged under the Bank Security), income (including, without limitation, the vacancy rate or the income earned on any real property mortgaged under the Bank Security), liabilities, obligations (whether absolute, accrued, conditional or otherwise), business, operations, results of operations or prospects of the Borrower, any of the Borrower's subsidiaries or any of the Guarantors, whether of a short term or long term duration, and whether arising from events or circumstances or risks that are known or unknown to the Bank at the date of this Agreement, that is determined by the Bank, in its sole discretion, to be, or has the potential to be, material and adverse to the Borrower, any of the Borrower's subsidiaries or any of the Guarantors.

"Maturity Date"for a Facility, means the date on which all amounts outstanding under such Facility are due and payable to the Bank

"Person" includes any individual, sole proprietorship, corporation, partnership, joint venture, trust, unincorporated association, association, institution, entity, party, or government (whether national, federal, provincial, state, municipal, city, county, or otherwise and including any instrumentality, division, agency, body, or department thereof).

"Prime Rate" means the rate of interest per annum (based on a 365 day year) established and reported by the Bank to the Bank of

Canada from time to time as the reference rate of interest for determination of interest rates that the Bank charges to customers of varying degrees of creditworthiness in Canada for Canadian dollar loans made by it in Canada.

"Purchase Money Security Interest" means a security interest on an asset which is granted to a lender or to the seller of such asset in order to secure the purchase price of such asset or a loan incurred to acquire such asset, provided that the amount secured by the security interest does not exceed the cost of the asset and provided that the Borrower provides written notice to the Bank prior to the creation of the security interest, and the creditor under the security interest has, if requested by the Bank, entered into an inter-creditor agreement with the Bank, in a format acceptable to the Bank.

"Rate Term" means that period of time as selected by the Borrower from the options offered to it by the Bank, during which a Fixed Rate Term Loan will bear a particular interest rate. If no Rate Term is selected, the Borrower will be deemed to have selected a Rate Term of 1 year.

"Rate Term Maturity" means the last day of a Rate Term which day may never exceed the Contractual Term Maturity Date.

"Rate and Payment Terms Notice" means the written notice sent by the Bank to the Borrower setting out the interest rate and payment terms for a particular drawdown, which Rate and Payment Terms Notice shall form part of this Agreement.

"Receivable Value" means, at any time of determination, the total value of those of the Borrower's trade accounts receivable that are subject to the Bank Security other than (i) those accounts then outstanding for 90 days, (ii) those accounts owing by Persons, firms or corporations affiliated with the Borrower, (iii) those accounts that the Bank may from time to time designate in its sole discretion, (iv) those accounts subject to any claim, liens, or encumbrance having or purporting to have priority over the Bank, (v) those accounts which are subject to a claim of set-off by the obliger under such account, MINUS the total amount of all claims, liens, or encumbrances on those receivables having or purporting to have priority over the Bank.

"Receivables/Inventory Summary" means a summary of the Borrower's trade account receivables and inventories, in form as the Bank may require and certified by a senior officer/representative of the Borrower.

"SOFR" means, with respect to any Business Day, a rate per annum equal to the secured overnight financing rate for such Business Day published by the SOFR Administrator on the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org (or any successor source for the secured overnight financing rate identified as such by the administrator of the secured financing rate from time to time), on the immediately succeeding Business Day.

"SOFR Administrator"means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

"Term CORRA" means, for the applicable corresponding interest period of a Term CORRA Loan, the Term CORRA Reference Rate for an interest period comparable to the applicable selected interest period on the day (such day, the "Periodic Term CORRA Determination

Day") that is two (2) Business Days prior to the first day of such selected period, as such rate is published by the Term CORRA

Administrator; provided, however, if as of 1:00 P.M. (Toronto time) on any Periodic Term CORRA Determination Day the Term

CORRA Reference Rate for the applicable interest period has not been published by the Term CORRA Administrator and a Benchmark Replacement Date with respect to Term CORRA has not occurred, then Term CORRA will be the Term CORRA Reference Rate for such interest period as published by the Term CORRA Administrator on the first preceding Business Day for which such Term CORRA Reference Rate for such interest period was published by the Term CORRA Administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such Periodic Term CORRA Determination Day.

"Term CORRA Administrator" means Candeal Benchmark Administration Services Inc., TSX Inc. (or a successor administrator of the Term CORRA Reference Rate selected by the Bank in its reasonable discretion).

"Term CORRA Reference Rate" means, for the applicable corresponding interest period, the forward-looking term rate based on

CORRA.

"Term SOFR" means, for the applicable corresponding interest period of a Term SOFR Loan, the Term SOFR Reference Rate for an interest period comparable to the applicable selected interest period on the day (such day, the *"Periodic Term SOFR Determination Day")* that is two (2) Business Days prior to the first day of such selected period, as such rate is published by the Term SOFR Administrator; provided, however, if as of 5:00 P.M. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable interest period has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to Term SOFR has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such interest period as published by the Term SOFR Administrator on the first preceding Business Day for which such Term SOFR Reference Rate for such interest period was published by the Term SOFR Administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such Periodic Term SOFR Determination Day.

"Term SOFR Administrator" means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Bank in its reasonable discretion).

"Term SOFR Reference Rate" means, for the applicable corresponding interest period, the forward-looking term rate based on SOFR.

"USBR" means the rate of interest per annum (based on a 365 day year) established by the Bank from time to time as the US Bose Rote and published on the Bank's website.

"USO" or *"USO Equivalent"* means, on any date, the equivalent amount in United States Dollars after giving effect to a conversion of a specified amount of Canadian Dollars to United States Dollars at the exchange rate determined by the Bank at the time of the conversion.

"USO Current Account" means the account established by the Borrower with the Bank for the conduct of the Borrower's day-to-day banking business in United States dollars.

"U.S. Prime Rate" means the rate of interest per annum (based on a 365 day year) established by the Bank from time to time as the U.S. Prime Rate and published on the Bank's website.

SCHEDULE "B" - LC AND GTF DLC TERMS AND CONDITIONS

A. TERMS AND CONDITIONS - LCs

1. Issuance of LCs

The Borrower authorizes and requests the Bank to issue LCs from time to time in a format that has been approved by the Bank, in accordance with the request of the Borrower on behalf of the Borrower or on behalf of a third party. Notwithstanding the foregoing, the Bank shall not be obligated to issue LCs at the request of the Borrower.

These terms and conditions shall apply to all LCs issued at the request of the Borrower, whether on behalf of the Borrower or a third party, regardless of whether the LC includes the names of both the Borrower and the third party or only includes the name of the third party.

If the Bank issues an LC at the request of the Borrower on behalf of a third party, the Bank will take instructions with respect to the LC from the Borrower.

2. LC Fees

For each LC issued, the Borrower agrees to pay the Bank the LC issuance fees and any other applicable fees set out in this Agreement or otherwise agreed to by the Borrower (the "LC Fees"). An LC issuance fee expressed as a percentage is calculated on the face value of the LC and is payable in advance prior to the issuance of the LC and on the stated frequency in this Agreement thereafter from the date of issuance to the expiry date of the LC.

In the event an LC is terminated, cancelled or reduced prior to its scheduled expiry date for any reason whatsoever, except as described in Section 29(v) of Schedule A of this Agreement, no part of the LC Fees shall be refunded by the Bank.

3. Renewals

(a)

Until otherwise instructed by the Borrower in writing, the Bank may, at the Bank's sole discretion, extend or renew any LC in accordance with its terms without requiring a further authorization or request from the Borrower and these terms and conditions shall apply to such extension or renewal as if the same were the original LC.

For each LC renewed, the Borrower agrees to pay to the Bank the LC Fees.

4. Amendments and Replacements

These terms and conditions will apply to any and all amendments to an LC and any replacement of an LC that has been lost, misplaced or destroyed, as if the amended LC or replacement LC, as applicable, were the original LC.

5. Indemnity and Reimbursement

The Borrower unconditionally and irrevocably authorizes the Bank to pay any amount of any demand made on the Bank under and in accordance with the terms of any LC. Any demand or request made upon the Bank for payment under any LC will be the Bank's sufficient authority to pay thereunder.

The Borrower will indemnify the Bank and save the Bank, its successors and assigns, harmless from and against any and all losses, costs, damages or expenses which the Bank may suffer or incur in any manner whatsoever by reason of the Bank giving any LC or any amendment or renewal thereof or taking any action in connection with an LC. The Borrower covenants, undertakes and agrees that it will, if requested by the Bank, at its expense, retain counsel acceptable to the Bank in order to intervene in and defend any action, lawsuit or proceeding which may be brought against the Bank with respect to an LC or any payment made or to be made thereunder. The Borrower and the Bank will co-operate in instructing counsel.

The Borrower agrees to reimburse the Bank for the amount of all payments and disbursements made by the Bank under an LC in the currency of the LC, together with any accrued and unpaid LC Fees, immediately upon demand by the Bank. Any amount not paid when demanded shall result in a default under these terms and conditions and is a default under this Agreement. The Borrower agrees to indemnify the Bank for any loss suffered by the Bank if the Bank is repaid for any payments or disbursements under an LC in a currency other than the currency of the LC, whether such payment is made pursuant to an order of a court or otherwise.

The Bank is authorized to debit any account the Borrower has with the Bank, without notice, for the amount of the LC Fees and all other amounts payable by the Borrower to the Bank pursuant to the provisions of these terms and conditions even if that debiting creates an overdraft in any such account. If there are insufficient funds in the Borrower's accounts to reimburse the Bank, the Borrower shall pay interest on all overdue amounts at the All-In Rate plus 2% per annum. The debiting of an amount to the Borrower's account as provided for herein shall constitute the Bank's demand for payment of such amount unless the Bank has otherwise demanded payment in respect thereof.

The Borrower's obligation to reimburse the Bank under these terms and conditions is absolute and unconditional under any and all circumstances and irrespective of any set-off, counterclaim or defence to payment which the Borrower may have or have had against the Bank or the beneficiary of the LC.

The Bank shall not be responsible for, and the Borrower fully and unconditionally assumes all risks with respect to:

determining the validity of any demand or request under an LC or the right of the beneficiary to make such demand or request;

(b)

(c)

(d)

(e)

the authorization, execution, signature, endorsement, correctness, genuineness, legal effect or validity of certificates or other documents delivered under or in connection with an LC that appear on their face to be in order, even if such certificates or other documentation should in fact prove to be invalid, fraudulent or forged;

errors in transaction or errors in the interpretation of technical terms or errors in the calculation of amounts demanded under the LC;

any failure or inability of the Bank to make a payment under an LC as a result of any requirement of law, including without limitation any applicable sanctions laws or regulations, or by reason of any control or restriction rightfully or wrongfully exercised by any person, asserting or exercising governmental powers; or

errors, omissions, interruptions or delays in transmission or delivery of any messages by mail, electronic mail, facsimile, or otherwise or for any other consequences arising in respect of a failure by the Bank to honour an LC due to reasons beyond the control of the Bank;

and none of the above shall affect or impair any of the rights or powers of the Bank hereunder or the obligations of the Borrower.

Without limiting the generality of the foregoing, it is agreed that any payment made by the Bank in accordance with the terms of an LC shall be binding upon the Borrower and shall not result in any liability of the Bank to the Borrower and shall not lessen the obligations of the Borrower under these terms and conditions.

The Borrower agrees that it will not under any circumstances, regardless of how extraordinary, unintended or unforeseen such circumstances may be, claim or insist that the Bank should refrain or should have refrained from making a payment under the LC by virtue of it being aware, actually, constructively or otherwise, of facts justifying the Bank declining to make a payment under the LC. The Borrower agrees that in all circumstances where the Borrower is of the view that a payment should not be made by the Bank under the LC, the Borrower's sole recourse shall be to obtain an order or declaration from a court of appropriate jurisdiction, enjoining payment by the Bank pursuant to the LC (to the extent that such relief may be available at law), the whole at the Borrower's expense.

6. LC Rules

The Borrower and the Bank agree that each LC may be expressly made subject to or otherwise incorporate, as appropriate and as agreed by the Bank, the beneficiary and the Borrower prior to issuance of such LC: (a) the Uniform Customs and Practice for Documentary Credits, 2007 Revision, International Chamber of Commerce Publication No. 600 ("UCP600"), (b) the International Standby Practices ("ISP98"), ICC Publication No. 590 or (c) the Uniform Rules for Demand Guarantees, ICC Publication No. 758 ("URDG"), including any amendments thereto, as applicable (each of UCP 600, ISP98 or the URDG, as applicable, being a "Rule"). With respect to any LC, where there is an inconsistency between the Borrower's obligations under these terms and conditions and the Rule applicable to such LC, the Borrower agrees that such Rule shall prevail.

The Borrower also agrees that an LC may by its terms be subject (in the case of an LC subject to a Rule, however, only as to matters not otherwise covered by the applicable Rule), to the laws of Canada or to the laws of any other jurisdiction mutually acceptable to the Bank, the beneficiary of such LC and the Borrower, in each case without giving effect to the chosen jurisdiction's rules governing conflicts of laws, as well as laws, customs and regulations in force in any place of negotiation or payment of such LC. The Borrower agrees to indemnify the Bank and save the Bank, its successors and assigns, harmless from and against any and all losses, costs, damages or expenses which the Bank may suffer or incur in any manner whatsoever by reason of the application of foreign laws to an LC.

B. TERMS AND CONDITIONS - GTF DLCs

1. Issuance of GTF DLCs

The Borrower authorizes and requests the Bank or its representative banks or financial institutions (collectively, "Correspondents") to issue, amend, replace or modify GTF DLCs from time to time in a format that has been approved by the Bank and its Correspondents, in accordance with the request of the Borrower on behalf of the Borrower or on behalf of a third party. Notwithstanding the foregoing, the Bank shall not be obligated to issue GTF DLCs at the request of the Borrower.

These terms and conditions shall apply to all GTF DLCs issued, amended, replaced or modified at the request of the Borrower, whether on behalf of the Borrower or a third party, regardless of whether the GTF DLC includes the names of both the Borrower and the third party or only includes the name of the third party.

The Borrower shall promptly examine a copy of each GTF DLC, and other documents delivered to the beneficiary and if they do not comply with the Borrower's instructions the Borrower will immediately notify the Bank in writing. The Borrower waives any and all claims against the Bank unless the Borrower provides the Bank with immediate written notification of non-compliance with the Borrower's instructions.

2. GTF DLC Fees

For each GTF DLC issued, the Borrower agrees to pay the Bank the issuance fees, the fees in the Global Trade Finance Fee Schedule and any other applicable fees set out in this Agreement or otherwise agreed to by the Borrower (collectively, the "GTF DLC Fees"). A GTF DLC issuance fee expressed as a percentage is calculated on the face value of the GTF DLC and is payable in advance prior to issuance and on a quarterly basis thereafter from the date of issuance to the expiry date of the GTF DLC unless otherwise agreed to by the Bank.

In the event a GTF DLC is terminated, cancelled or reduced prior to its scheduled expiry date for any reason whatsoever, except as described in Section 29(v) of Schedule A of this Agreement, no part of the GTF DLC Fees shall be refunded by the Bank.

3. Payment

The Bank will pay to the beneficiary of a GTF DLC the amount of any draft, receipt, acceptance. cable, or written demand (individually, an "Instrument") not exceeding the amount specified in the GTF DLC without regard to the correctness, validity or sufficiency of the Instrument.

The Borrower will pay the Bank on demand the amount of any Instrument under a GTF DLC, including all obligations imposed by foreign laws and all fees and commissions and all charges and expenses paid or incurred by the Bank in connection with the GTF DLC plus any interest, where applicable.

The Borrower authorizes the Bank to debit any of the Borrower's accounts with the amount of any Instrument, charges and expenses. If there are insufficient funds in the Borrower's accounts to reimburse the Bank for payment of an Instrument the Borrower shall pay interest on all overdue amounts at the Bank's overdraft rate of interest established from time to time. If the Instrument is in foreign currency, the Borrower shall pay the Bank in its local currency at the Bank's current selling rate of exchange of the foreign currency.

The Borrower agrees that in all circumstances where the Borrower is of the view that a payment should not be made by the Bank under the

GTF DLC by virtue of some impropriety by the beneficiary or its successors, assigns or others in seeking payment from the Bank under the GTF DLC, the Borrower will, at the Borrower's expense, make an application a court of appropriate jurisdiction, with appropriate notice to the Bank, for an order or declaration enjoining payment by the Bank pursuant to the GTF DLC.

The Borrower agrees that the Borrower will not under any circumstances, regardless of how extraordinary, unintended or unforeseen such circumstances may be, claim or insist that the Bank should refrain or should have refrained from making payment under the GTF DLC by virtue of it being aware, actually, constructively or otherwise, of facts justifying the Bank declining to make a payment under the GTF DLC.

4. Indemnity

The Borrower agrees to indemnify and save harmless the Bank and its Correspondents of and from and against all actions, suits, causes of actions, claims and demands, losses, costs, damages and expenses, including legal fees, of whatsoever nature which the Bank may suffer, be at, or be put to by reason or in consequence, either directly or indirectly, arising from or in connection with any GTF DLC.

The Borrower further agrees to indemnify and save harmless the Bank and its Correspondents of and from and against any and all claims and expenses, including legal fees on a solicitor and client basis, whether awarded by a court or not, incurred by the Bank in the prosecution or defence of any claim in any way related to the GTF DLC, including without limitation all claims by the Borrower and its successors and assigns.

The Borrower covenants, undertakes and agrees that the Borrower will, if requested by the Bank, retain necessary counsel for and fully intervene in and defend any action, lawsuit or proceeding which may be brought against the Bank with respect to the GTF DLC or any payment made or to be made thereunder.

The Borrower further acknowledges and agrees that the Bank, its Correspondents and agents shall have no obligation to plead fraud or any other defence in any action, lawsuit or proceeding related to the GTF DLC that may be brought against any of them, whether or not any of them have actual or constructive knowledge of the facts to support such a pleading. The Borrower further agrees that the Bank's failure to plead fraud or any other defence shall in no way prejudice or diminish its rights to be indemnified by the Borrower.

5. Insurance

Where there exists no insurance naming a beneficiary of a GTF DLC as loss payee with respect to the performance of the underlying agreement between the Borrower and the beneficiary, at the Bank's request the Borrower will obtain insurance, with an insurance company satisfactory to the Bank, naming the Bank as loss payee.

6. Compliance with Laws

The Borrower shall comply with all domestic and foreign laws and regulations relating to the GTF DLC and the Borrower shall provide to the Bank any certificate or other document as required thereunder.

7. UCP Rules

The Uniform Customs and Practice for Documentary Credits, 2007 Revision, International Chamber of Commerce Publication No. 600 (the "UCP 600 Rules") and amendments thereto, shall be deemed to be a part of these terms and conditions as if fully incorporated herein and shall apply to each GTF DLC. Where there is any inconsistency between these terms and conditions and the UCP 600 Rules, the UCP 600 Rules shall prevail.

8. Documentary Letter of Credit Application Terms and Conditions

The Borrower acknowledges and agrees that GTF DLCs are also subject to the GTF Documents, as applicable.

C. TERMS AND CONDITIONS - GTF SBLCs

The terms and conditions set out in this Schedule "B" do not apply to GTF SBLCs.

GTF SBLCs are subject to the terms and conditions in the GTF Documents, as applicable.

Hybrid Correspondence Document

Final Audit Report 2025-11-14

Created: 2025-11-14

By: Matthew Lipman (lipmanm@brookstonepartners.com)

Status: Signed

Transaction ID: CBJCHBCAABAA1CUToJ6J-D2RkGoy2OYvXcxGMltVhpJo

"Hybrid Correspondence Document" History

Document created by Matthew Lipman (lipmanm@brookstonepartners.com)

2025-11-14 - 5:23:36 PM GMT

Document emailed to Jeffrey Leech (j.leech@canadianstone.com) for signature

2025-11-14 - 5:23:44 PM GMT

Email viewed by Jeffrey Leech (j.leech@canadianstone.com)

2025-11-14 - 5:46:07 PM GMT

Document e-signed by Jeffrey Leech (j.leech@canadianstone.com)

Signature Date: 2025-11-14 - 9:19:40 PM GMT - Time Source: server

Agreement completed.

2025-11-14 - 9:19:40 PM GMT

Exhibit 10.36

CONSENT, JOINDER AGREEMENT AND FOURTEENTH AMENDMENT

THIS CONSENT, JOINDER AGREEMENT AND FOURTEENTH AMENDMENT (this "Agreement"), dated as of August 22, 2025, is by and among CS PURCHASE HOLDINGS LLC, a Delaware limited liability company ("CS Purchase"), CAROLINA STONE HOLDINGS, LLC, a Delaware limited liability company ("Carolina Holdings"), CAROLINA STONE DISTRIBUTORS, LLC, a Delaware limited liability company ("Carolina Distributors," and, collectively with CS Purchase and Caroliana Holdings, the "Additional Borrowers"), TOTALSTONE, LLC, a Delaware limited liability company ("TotalStone"), NORTHEAST MASONRY DISTRIBUTORS, LLC (f/k/a NEM Purchases, LLC), a Delaware limited liability company ("Northeast") and TOTALSTONE PROPERTIES, LLC, a Delaware limited liability company ("Properties," and, collectively with TotalStone and Northeast, the "Initial Borrowers"), and Berkshire Bank, a Massachusetts Banking Corporation, as lender (the "Lender") under that certain Revolving Credit, Term Loan, and Security Agreement dated as of **December 20, 2017** (as amended, modified, extended, restated, replaced, or supplemented from time to time, the "Credit Agreement"), by and among the Initial Borrowers and the Lender. Capitalized terms used herein but not otherwise defined shall have the meanings provided in the Credit Agreement.

WHEREAS, CS Purchase was formed with the consent of the Lender for the express and limited purpose of acquiring a 100% membership interest in Carolina Holdings and Carolina Holdings' 100% membership interest in Carolina Distributors;

WHEREAS, on August 15, 2025, CS Purchase entered into that certain Membership Interest Purchase Agreement (the "Purchase Agreement"), pursuant to which CS Purchase acquired all of the issued and outstanding membership interests in Carolina Holdings, which owns all of the issued and outstanding membership interests of Carolina Distributors; and

WHEREAS, in connection with and as a result of the consummation of the transactions contemplated by the Purchase Agreement, the Additional Borrowers have requested that the Initial Borrowers and the Lender permit the Additional Borrowers to join the Initial Borrowers as a Borrower under the Credit Agreement.

NOW, THEREFORE, in consideration of the premises and mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the parties hereby agree as follows:

1.   The Additional Borrowers hereby acknowledge, agree and confirm that, by their execution of this Agreement, the Additional Borrowers will be deemed to be a party to and a "Borrower" under the Credit Agreement and shall have all of the obligations of a Borrower thereunder as if it had executed the Credit Agreement and the Other Documents as a Borrower. The Additional Borrowers hereby ratify, as of the date hereof, and agree to be bound by, all representations and warranties, covenants and other terms, conditions and provisions of the Credit Agreement and the Other Documents, as applicable. Without limiting the generality of the foregoing terms of this Paragraph 1, the Additional Borrowers hereby agree, jointly and severally together with the other Borrowers, the prompt payment of the Obligations as defined in the Credit Agreement. Notwithstanding anything to the contrary hereunder, the Credit Agreement, and any Other Document, the Formula Amount shall not include Additional Borrowers' Eligible Receivables, Inventory and other assets until such time as Lender (a) receives and approves, in its sole discretion, the results of its field exam, and (b) determines the Advance Rate on the Additional Borrowers' Eligible Receivable and Eligible Inventory.

2.   Each Additional Borrower hereby agrees that all of the representations and warranties contained in Article V of the Credit Agreement and each Other Document are true and correct as of the date hereof, except for such representations and warranties of the Initial Borrowers that expressly speak as of a prior date.

3.   Each Additional Borrower hereby grants, pledges and assigns to the Lender a continuing first priority security interest in, and a right of set off, to the extent applicable, against any and all right, title and interest of such Additional Borrower in and to the Collateral (as such term is defined in Section 4 of the Credit Agreement as amended in the Fourteenth Amendment thereto) of such Additional Borrower.

4.   Each Additional Borrower acknowledges and confirms that it has received a copy of the Credit Agreement and the schedules and exhibits thereto and each Other Document and the schedules and exhibits thereto. The information on the Schedules 1.2, 4.5, 4.15(j), 5.2(a), 5.2(b), 5.4, 5.6, 5.8(b), 5.8(d) and 5.9 to the Credit Agreement and the Other Documents are hereby amended and restated as set forth on Annex A hereto.

5.   The Initial Borrowers confirm that the Credit Agreement is, and upon the Additional Borrowers becoming Borrowers, shall continue to be, in full force and effect. The parties hereto confirm and agree that immediately upon the Additional Borrowers becoming Borrowers, the term "Obligations," as used in the Credit Agreement, shall include all obligations of the Additional Borrowers under the Credit Agreement and under each Other Document.

6.   Each Borrower agrees that at any time and from time to time, upon the written request of the Lender, it will execute and deliver such further documents and do such further acts as the Lender may reasonably request in accordance with the terms and conditions of the Credit Agreement and the Other Documents in order to effect the purposes of this Agreement.

7.   The Lender hereby acknowledges its consent to the formation of CS Purchase and the entry by CS Purchase into the Purchase Agreement and the consummation of the transactions contemplated thereby.

8.   The definition of "Collateral" in Section 1.2 of the Credit Agreement is hereby amended to include:

        Pledges of all equity, now and in the future in CS Purchase Holdings LLC, Carolina Stone Holdings, LLC, and Carolina Stone Distributors, LLC.

9.   The Additional Borrowers agree that:

        a.   on or before the date that is 150 days after the date first written above, the Additional Borrowers shall deliver to Lender a consolidated balance sheet of the Additional Borrowers as of the day immediately following the closing of the Purchase Agreement, adjusted as provided in the Purchase Agreement (the "Balance Sheet"). Failure to deliver the Balance Sheet within such time period, or delivery of a Balance Sheet that reflects a material change from the pro forma balance sheets previously delivered to Lender, shall constitute an Event of Default; and

        b.   on or before August 29, 2025, the Additional Borrowers shall deliver to Lender a Pledge

Agreement in form and substance satisfactory to the Lender and Lender's counsel, in their sole and absolute discretion.

10.   This Agreement may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Agreement by fax transmission or other electronic mail transmission (*e.g.*, "pdf" or "tif") shall be effective as delivery of a manually executed counterpart of this Agreement.

11.   This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Massachusetts. The terms of Sections 12.3 and 14.1 of the Credit Agreement are incorporated herein by reference, *mutatis mutandis*, and the parties hereto agree to such terms.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed by its authorized officer as of the day and year first above written.

ADDITIONAL BORROWERS:

CS PURCHASE HOLDINGS LLC

By: _____
Name: Matthew Lipman
Title: Secretary

CAROLINA STONE HOLDINGS, LLC

By: _____
Name: Matthew Lipman
Title: Secretary

CAROLINA STONE DISTRIBUTORS, LLC

By: _____
Name: Matthew Lipman

Title: Secretary

INITIAL BORROWERS:

TOTALSTONE, LLC

By: _____
Name: _____
Title: _____

MASONRY DISTRIBUTORS, LLC
(f/k/a NEM Purchases, LLC)

By: TotalStone, LLC, its managing member

By: _____
Name: _____
Title: _____

[Signature Page to Joinder – CS Purchase Holdings LLC]

TOTALSTONE PROPERTIES, LLC

By: TotalStone, LLC, its managing member

By: _____
Name: _____
Title: _____

[Signature Page to Joinder – CS Purchase Holdings LLC]

Acknowledged, accepted and agreed:

BERKSHIRE BANK,
as Lender

By: _____
Name: Ben Garcia
Title: Senior Vice President

[Signature Page to Joinder – CS Purchase Holdings LLC]

<u>Annex A</u>

Annex A to Consent, Joinder Agreement and Fourteenth Amendment

Schedule 1.2   Permitted Encumbrances

Annex A to Consent, Joinder Agreement and Fourteenth Amendment

Schedule 4.5   **Equipment and Inventory Locations**

Annex A to Consent, Joinder Agreement and Fourteenth Amendment

Schedule 4.15(j)   **Deposit and Investment Accounts**

Annex A to Consent, Joinder Agreement and Fourteenth Amendment

Schedule 5.2(a)   **States of Qualification and Good Standing**

Annex A to Consent, Joinder Agreement and Fourteenth Amendment

Schedule 5.2(b)   **Subsidiaries**

Annex A to Consent, Joinder Agreement and Fourteenth Amendment

Schedule 5.4   **Federal Tax Identification Number**

Schedule 5.6   **Prior Names**

Schedule 5.8(b)   **Litigation**

Schedule 5.8(d)   **Plans**

Schedule 5.9   **Intellectual Property, Source Code Escrow Agreements**

Exhibit 10.37

FIFTEENTH AMENDMENT TO REVOLVING CREDIT, TERM LOAN AND SECURITY AGREEMENT

THIS FIFTEENTH AMENDMENT TO REVOLVING CREDIT, TERM LOAN AND SECURITY AGREEMENT (this "Fifteenth Amendment") is entered into as of December 19, 2025, as defined below, by and among **TOTALSTONE, LLC**, a Delaware limited liability company ("TotalStone"), **NORTHEAST MASONRY DISTRIBUTORS, LLC** (f/k/a NEM Purchaser, LLC), a Delaware limited liability company ("Northeast"), **TOTALSTONE PROPERTIES, LLC**, a Delaware limited liability company ("Properties"), **CS PURCHASE HOLDINGS LLC**, a Delaware limited liability company ("CS Purchase"), **CAROLINA STONE HOLDINGS, LLC**, a Delaware limited liability company ("Carolina Holdings"), and **CAROLINA STONE DISTRIBUTORS, LLC**, a Delaware limited liability company ("Carolina Distributors," collectively with CS Purchase, Carolina Holdings ("CSP" , and collectively with TotalStone, Northeast, Properties, CS Purchase, and Carolina Holdings, the "Borrower"), and **BEACON BANK & TRUST** (successor by merger to **BERKSHIRE BANK**), a Massachusetts chartered trust company ("Lender").

RECITALS

Whereas, the Borrower and Lender entered into a certain Revolving Credit, Term Loan and Security Agreement dated December 20, 2017 (as amended, replaced, restated, modified and/or extended from time to time, inclusive of the First Amendment and the Fourteenth Amendment (the "Loan Agreement");

Whereas, Borrower has requested and Lender has agreed to modify the terms of the Loan Agreement as set forth in this Fifteenth Amendment;

Whereas, Borrower and Lender have agreed that in the event of any conflict between the terms and conditions set forth in this Fifteenth Amendment and those in the Loan Documents, the terms and conditions set forth in this Fifteenth Amendment shall control; and

Now, therefore, in consideration of the Lender's continued extension of credit and the agreements contained herein, the parties agree as follows:

AGREEMENT

1) **ACKNOWLEDGMENT OF BALANCE**. Borrower acknowledges that the most recent statement of account sent to the Borrower with respect to the Obligations is correct.

2) **MODIFICATIONS AND NEW DEFINITIONS**. The Loan Agreement be and hereby is modified as follows:

   (a) The following definitions are hereby modified or added to Section 1.2 in of the Loan Agreement in alphabetical order to read in their entirety as follows:

   "Maturity Date" shall mean June 19, 2026.

"Fifteenth Amendment" shall mean the Fifteenth Amendment to the Revolving Credit, Term Loan and Security Agreement by and among the Borrower and the Lender dated as of the Fifteenth Amendment Effective Date.

"Fifteenth Amendment Effective Date" shall mean the date of satisfaction of all the preconditions set forth in Section 8 of this Fifteenth Amendment.

3) **FINANCIAL COVENANTS**. Section 6.5 of the Loan Agreement is hereby amended in its entirety to provide as follows:

6.5 <u>Financial Covenants</u>.

(a) <u>Cash Flow Coverage Ratio</u>. Cause to be maintained, at all times, a Cash Flow Coverage Ratio of not less than 1.15 to 1.00, tested for the trailing nine (9) month period ending December 31, 2025 and a twelve (12) month trailing period ending March 31, 2026 and each quarter thereafter. Borrower may add back to EBITDA the non-recurring transaction expenses incurred in acquiring CSP for both of the stated test periods;

(b) <u>Minimum Tangible Net Worth</u>. Cause to be maintained a Tangible Net Worth for the period ending December 31, 2025 of not less than $1,250,000.00.

4) **BORROWING BASE**. Subject to a field exam satisfactory to the Lender in its own discretion, Borrower may include in its Borrowing Base the assets of Continental Stone Industries Inc. acquired by TotalStone that are otherwise eligible under the Loan Agreement to be included in the Borrowing Base.

5) **ACQUISITION**. Lender acknowledges that on December 1, 2025 Capstone Holding Corp. indirectly acquired Canadian Stone Industries, a Canadian based distributor of stone veneer, and certain related entities, which as of the Effective Date are each a separate and distinct and affiliated entity to TotalStone and was separate from TotalStone's acquisition of assets from Continental Stone Industries Inc.

6) **AMENDMENT FEE**. In consideration of Lender entering into this Fifteenth Amendment and agreeing to amend the terms and conditions of the Loan Agreement as provided herein, the Borrower shall pay to the Lender a non-refundable, irrevocable, duly earned and payable fee (which shall be deemed fully earned as of the Fifteenth Amendment Effective Date) in the amount of Five Thousand ($5,000), which shall be paid by Borrower to Lender on the Fifteenth Amendment Effective Date.

7) **ACKNOWLEDGMENTS BY BORROWER**. Borrower acknowledges and represents that:

(a) the Loan Agreement and the Other Documents, as amended hereby, are in full force and effect without any defense, claim, counterclaim, right or claim of set-off;

(b) to the best of its knowledge, no default by the Lender in the performance of their duties under the Loan Agreement or the Other Documents has occurred;

(c) all representations and warranties of the Borrower contained herein, in the Loan Agreement and in the Other Documents are true and correct in all material respects as of this date, except for any representation or warranty that specifically refers to an earlier date;

(d) Borrower has taken all necessary action to authorize the execution and delivery of this Fifteenth Amendment;

(e) Borrower shall pay an amendment fee in the amount of $5,000 ("Amendment Fee") which is fully earned upon the Effective Date and which Lender may charge to the Borrower's loan account; and

(f) this Fifteenth Amendment is a modification of an existing obligation and is not a novation.

8) **PRECONDITIONS**. As preconditions to the effectiveness of any of the modifications, contained herein:

(a) provide the Lender with this Fifteenth Amendment and the Board Consent, each properly executed;

(b) the Borrower shall pay all reasonable and documented legal fees to Mandelbaum Barrett PC incurred by the Lender in entering into this Fifteenth Amendment; and

(c) pay to the Lender the amendment fee described in Section 3(e) of this Fifteenth Amendment.

9) **MISCELLANEOUS**. This Fifteenth Amendment shall be construed in accordance with and governed by the laws of the Commonwealth of Massachusetts, without reference to that state's conflicts of law principles. This Fifteenth Amendment, the Loan Agreement and the Other Documents constitute the sole agreement of the parties with respect to the subject matter thereof and supersede all oral negotiations and prior writings with respect to the subject matter thereof. No amendment of this Fifteenth Amendment, and no waiver of any one or more of the provisions hereof shall be effective unless set forth in writing and signed by the parties hereto. The illegality, unenforceability or inconsistency of any provision of this Fifteenth Amendment shall not in any way affect or impair the legality, enforceability or consistency of the remaining provisions of this Fifteenth Amendment, the Loan Agreement or the Other Documents. This Fifteenth Amendment may be executed in any number of counterparts, each of which when executed and delivered (in original or by facsimile or other electronic means such as PDF) shall be deemed an original and all of which together shall constitute one and the same instrument.

10) **DEFINITIONS.** The terms used herein and not otherwise defined or modified herein shall have the meanings ascribed to them in the Loan Agreement. The terms used herein and not otherwise defined or modified herein or defined in the Loan Agreement shall have the meanings ascribed to them by the Uniform Commercial Code as enacted in Commonwealth of Massachusetts.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

Page 3 of 5

IN WITNESS WHEREOF, the undersigned have signed and sealed this Fifteenth Amendment the day and year first above written.


TOTALSTONE, LLC

By:/s/ Matthew Lipman

Name: Matthew Lipman

Title   Manager

**NORTHEAST MASONRY
DISTRIBUTORS, LLC**
(f/k/a NEM Purchaser, LLC)

By:TotalStone, LLC, its Managing Member

By:/s/ Matthew Lipman

Name: Matthew Lipman

Title   Manager

TOTALSTONE PROPERTIES, LLC

By:TotalStone, LLC, its Managing Member

By:/s/ Matthew Lipman

Name: Matthew Lipman

Title   Manager

CS PURCHASE HOLDINGS LLC

By:/s/ Matthew Lipman

Name: Matthew Lipman

Title: Secretary


[Signatures Continue on the Next Page]

[Signature Page – Fifteenth Amendment To Revolving Credit Term Loan And Security Agreement]

CAROLINA STONE HOLDINGS, LLC

By:/s/ Matthew Lipman

Name: Matthew Lipman

Title: Secretary

CAROLINA STONE DISTRIBUTORS, LLC

By:/s/ Matthew Lipman

Name: Matthew Lipman

Title: Secretary

BEACON BANK & TRUST, (successor by
Merger to BERKSHIRE BANK) a Massachusetts
chartered trust company, as Lender

By:/s/ Ben Garcia

Name: Ben Garcia

Title: Senior Vice President

[Signature Page – Fifteenth Amendment To Revolving Credit Term Loan And Security Agreement]

Exhibit 10.38

April [ ], 2026

Re: **Nectarine Management LLC Series B Consent Rights Fees and Expenses**

WHEREAS, this letter agreement (the "**Letter Agreement**") is entered into in connection with a fees and expenses arrangement that Capstone Holding Corp., a Delaware corporation (the "**Company**") on the one hand and Nectarine Management LLC, a Delaware limited liability company ("**Nectarine**") on the other hand, wish to enter into;

WHEREAS, Michael Toporek, an individual who has an ownership interest in Nectarine and who serves as Nectarine's Chief Executive Officer also serves as Chairman of the Company's Board of Directors (the "**Board**");

WHEREAS, in addition to Mr. Toporek, three individuals that have an ownership interest in Nectarine are also members of the Board, namely, Matthew Lipman (the Company's Chief Executive Officer), John M. Holliman, II, and Gordon Strout. Messrs. Toporek, Lipman, Holliman, and Strout are referred to herein as the "**Interested Directors**";

WHEREAS, the three members of the Board that are not the Interested Directors are currently members of the Nominating and Corporate Governance Committee (the "**Governance Committee**");

WHEREAS, Nectarine is the sole holder of the outstanding shares of the Company's Series B Preferred Stock (the "**Series B Preferred**");

WHEREAS, pursuant to Section 1.5(B) of the Certificate of Designation of the Series B Preferred, the Company is required to obtain Nectarine's consent prior to taking certain actions related to the Company's governance documents, the Company's capital stock, mergers, asset sales or asset acquisitions, equity or debt transactions, or voluntary dissolution of the Company;

WHEREAS, on September 18, 2025, the Governance Committee approved the Company entering into this Letter Agreement;

WHEREAS, on November 18, 2025, the Company's stockholders, at a duly called meeting with such meeting having a quorum of stockholders, a majority of the disinterested stockholders approved the Company entering into this Letter Agreement; and

WHEREAS, the Company and Nectarine wish to enter into an agreement for the Company to pay certain fees to and expenses of Nectarine in connection with certain of the consent rights possessed by Nectarine pursuant to its ownership of the Series B Preferred Stock shares.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, each of the Company and Nectarine agree as follows.

1. With regard to each of the transactions requiring the consent of Nectarine listed in Section 8 of this Letter Agreement, the Company shall pay Nectarine a fee of one-quarter percent (0.25%) to two percent (2%) of, as the case may be, the (a) transaction value net of transaction fees (for transactions not involving consideration paid in cash or cash equivalents) (for the avoidance of doubt, "net of transaction fees" refers to the transaction value following payments made by the Company to its legal counsel and other advisors paid in connection with the closing of the transaction) or (b) net proceeds actually received by the Company (for transactions involving consideration paid in cash or cash equivalents) (for the avoidance of doubt, "net proceeds" refers to the proceeds actually received by the Company following payments made by the Company to broker-dealers (including fees and expenses of the broker-dealer including, but not limited to, its legal counsel) and the Company's legal counsel) (such fee, the "**Consent Fee**").

2. With regard to each of the transactions requiring the consent of Nectarine listed in Section 8 of this Letter Agreement, the Company shall pay Nectarine's actually incurred and invoiced legal expenses up to a maximum of $50,000.

3. The Consent Fee shall be waivable in the sole discretion of Nectarine.

4. The Consent Fee percentage payable for each transaction shall be determined in the sole discretion of Nectarine and a written notice shall be delivered to the Governance Committee listing such Consent Fee percentage and Nectarine's calculation of same within ten (10) business days (the "**Notice Deadline**") of the closing of the transaction in question (the "**Consent Fee Notice**").

5. The Consent Fee payable for each transaction shall be paid within ten (10) business days of Nectarine delivering the Consent Fee Notice, unless mutually agreed upon by the parties.

6. The Company shall deliver to Nectarine via wire transfer, immediately available funds equal to the Consent Fee or issue shares of the Company's common stock, par value $0.0005 per share (the "**Common Stock**") to Nectarine with a value equal to the Consent Fee based on, if the Common Stock is listed on The Nasdaq Stock Exchange, the Minimum Price (as defined by Nasdaq Listing Rule 5635(d)) or, if the Common Stock is listed on the NYSE American or the New York Stock Exchange, the substantially equivalent definition of Minimum Price, on the last completed trading day prior to the delivery of the Consent Fee Notice. In the event the Common Stock is traded on the OTCQB or OTCQX marketplaces (or any successors to either of the foregoing) then the shares of Common Stock shall have a value equal to the closing price on the last completed trading day prior to the delivery of the Consent Fee Notice. The Consent Fee form of payment shall be mutually agreed by the parties.

7. In the event the parties agree to have the Company pay a Consent Fee in the form of restricted shares of Common Stock, the Company will use its best efforts to have such shares registered pursuant to the Securities Act of 1933, as amended, within three (3) months of the issuance date.

8. Subject to the terms of this Letter Agreement, the Company shall pay a Consent Fee with regard to each of the following transaction requiring the consent of Nectarine:

    a. Any transaction whereby the Company becomes a party to any merger or consolidation;

    b. Any transaction whereby the Company sells, leases or otherwise disposes of any of its or any of its subsidiaries' assets other than sales and leases of assets in the ordinary course of business and other than the replacement of outmoded or damaged equipment with new equipment;

    c. Any transaction whereby the Company issues any shares of capital stock of the Company other than pursuant to an equity incentive plan;

    d. Any transaction whereby the Company acquires any assets or stock of another entity, whether by means of an acquisition of assets or stock or by merger,

    e. Any transaction whereby the Company enters into any joint venture; and

    f. Any transaction whereby the Company incurs any indebtedness for borrowed money, other than refinancings of existing indebtedness that do not increase the then outstanding principal amount of such indebtedness.

9. The Governance Committee shall have a period of five (5) business days after the date Nectarine delivers a Consent Fee Notice to provide written notice to Nectarine disputing the amount owed pursuant to such Consent Fee Notice or provide notice that the term of payment could not be agreed upon (an "**Objection Notice**"). In the event that the Governance Committee does not deliver an Objection Notice, the Consent Fee not so objected will be final, binding, non-appealable, and conclusive on the parties for purposes of this Section 9.

10. If the Governance Committee delivers an Objection Notice, the parties will negotiate in good faith to resolve the dispute for ten (10) business days following Nectarine's receipt of the Objection Notice (the "**Negotiation Period**"). If, during the Negotiation Period, the parties are able to resolve the dispute, then such agreed upon amount will become final, binding, non-appealable, and conclusive on the parties for purposes of this Section 10. If a final resolution is not obtained within the Negotiation Period, the parties will retain a nationally or regionally recognized public accounting firm to which the parties mutually agree (the "**Arbiter**") to resolve the dispute. The parties will each submit to the Arbiter in writing, not later than ten (10) business days after the Arbiter is retained, their respective positions with respect to the dispute, together with such supporting documentation as they deem necessary or as the Arbiter reasonably requests. The Arbiter will, within twenty (20) business days after receiving the positions of both parties and any supplementary supporting documentation reasonably requested by the Arbiter, render its decision as to the decision in a written report, which decision will be final, binding, non-appealable, and conclusive on the parties for purposes of this Section 10. Neither party will have or conduct any communication, either written or oral, with the Arbiter without the other party either being present (or having waived or declined its right to be present) or receiving a concurrent copy of any written communication. In resolving any dispute, the Arbiter (x)) will act as an expert and not as an arbitrator and (y) will limit its review to matters specifically set forth in the Objection Notice. The fees and expenses of the Arbiter will be evenly split between the parties.

11. This provisions of this Letter Agreement shall not take effect until both (a) the Governance Committee approves this Letter Agreement; and (b) the Company submits a resolution related to this Letter Agreement for a vote at a duly called meeting of the Company's stockholders with such meeting having a quorum of stockholders and such resolution is approved by a majority of the shares voting on such resolution at such meeting with all shares of Common Stock or Series B Preferred Stock held by Nectarine or the Interested Directors not being eligible to vote on such resolution.

12. In case any provision of this Letter Agreement shall be held to be invalid, illegal or unenforceable, such provision shall be severable from the rest of this Letter Agreement, and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

13. This Letter Agreement shall be governed by the laws of the State of Nevada, without giving effect to any choice of law or conflicts of laws rules or provisions (whether of the State of Nevada or any other jurisdiction). All actions, suits or proceedings arising out of or relating to this Letter Agreement shall be heard and determined exclusively in any Nevada state or federal court, County of Clark.

14. This Letter Agreement may be executed in counterparts, each of which when executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and same instrument. The delivery of this Letter Agreement may be effected by means of an exchange of facsimile signatures or other electronic delivery.

[signature page follows]

Please indicate confirmation of the terms provided in this Letter Agreement by executing in the space provided below.

Very truly yours,

CAPSTONE HOLDING CORP.

By: _____

Name:

Title:

ACCEPTED AND AGREED:

NECTARINE MANAGEMENT LLC

By: _____

Name:

Title:

List of Subsidiaries

As of December 31, 2025

Name	Jurisdiction of Organization	Ownership
TotalStone, LLC	Delaware	100% (direct)
Northeast Masonry Distributors, LLC	Massachusetts	100% (through TotalStone)
TotalStone Properties, LLC	Delaware	100% (through TotalStone)
NEM Purchaser, LLC	Delaware	100% (through TotalStone)
CS Purchase Holdings, LLC	North Carolina	100% (direct)
Carolina Stone Holdings, LLC	North Carolina	100% (through CS Purchase Holdings)
Carolina Stone Distributors, LLC	North Carolina	100% (through Carolina Stone Holdings)
Instone Canada Corp.	Alberta, Canada	100% (direct)
Fraser Canyon Holdings, Inc.	British Columbia, Canada	100% (through Instone Canada Corp.)
Canadian Stone Inc.	British Columbia, Canada	100% (through Fraser Canyon Holdings)
Canadian Stone (Partnership)	British Columbia, Canada	100% (through Fraser Canyon Holdings; Canadian Stone Inc. is General Partner)
Klad Envelope Solutions Inc.	British Columbia, Canada	100% (through Fraser Canyon Holdings)
Continental Stone Industries Inc.	Delaware	100% (through Fraser Canyon Holdings; dormant, no assets or liabilities)

Exhibit 23.1

230 West Street
Suite 700
Columbus, OH 43215

tel 614.221.1120
fax 614.227.6999

www.gbq.com



<u>Consent of Independent Registered Public Accounting Firm</u>

We hereby consent to the incorporation by reference in the Registration Statement on Form S-1 (No. 333-284105) of Capstone Holding Corp. of our report dated April 15, 2026, relating to the consolidated financial statements which appears in this Annual Report on Form 10-K.

/s/ GBQ Partners LLC

Columbus, Ohio

April 15, 2026

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Matthew E. Lipman, certify that:

1. I have reviewed this Annual Report on Form 10-K of Capstone Holding Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 15, 2026

/s/ Matthew E. Lipman

Matthew E. Lipman

Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Edward Schultz, certify that:

1. I have reviewed this Annual Report on Form 10-K of Capstone Holding Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 15, 2026

/s/ Edward Schultz

Edward Schultz

Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Capstone Holding Corp. (the "Company") for the fiscal year ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Matthew E. Lipman, Chief Executive Officer of the Company, and Edward Schultz, Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 15, 2026

/s/ Matthew E. Lipman

Matthew E. Lipman

Chief Executive Officer

(Principal Executive Officer)

/s/ Edward Schultz

Edward Schultz

Chief Financial Officer

(Principal Financial and Accounting Officer)